ANNUAL REPORT 2003

Through simplification and strategic focus Telenor will develop its strong international position.

telenor






BROADCAST 9%
MOBILE 42%
OTHER UNITS 14%
FIXED 35%
DISTRIBUTION EXTERNAL REVENUES 2003

NORDIC COUNTRIES

NORWAY
TELENOR MOBIL
FIXED
BROADCAST
OTHER UNITS
- EDB BUSINESS PARTNER (51.8%)
- SATELLITE SERVICES
- SATELLITE NETWORKS
- TELESERVICE
- BRAVIDA (47.1%)
- APR MEDIEHOLDING (44.8%)

SWEDEN
TELENOR MOBILE SVERIGE
TELENOR AB/UTFORS
BROADCAST (CANAL DIGITAL)
BRAVIDA (47.1%)
GLOCALNETT (37.0%)

DENMARK
SONOFON
BROADCAST (CANAL DIGITAL)
BRAVIDA (47.1%)

FINLAND
BROADCAST (CANAL DIGITAL)

EUROPE

HUNGARY
PANNON GSM

UKRAINE
KYIVSTAR G.S.M. JSC (55.35%)

RUSSIA
VIMPELCOM/VIMPEL-REGION (29.9%)
GOLDEN TELECOM (20.4%)

AUSTRIA
ONE (17.5%)

MONTENEGRO
PROMONTE GSM (44.1%)

ASIA/PACIFIC

MALAYSIA
DIGI.COM (61.0%)

BANGLADESH
GRAMEENPHONE (51.0%)

THAILAND
DTAC (40.3%)*)

USA
WIRELESS MATRIX CORPORATION (25.3%)

*) Includes Telenor's direct ownership in DTAC and Telenor's indirect ownership through Telenor's ownership in UCOM

KEY FIGURES

NOK in millions except net income per share

PROFIT AND LOSS	2003	2002	2001	2000	1999
Revenues	52,889	48,668	40,604	36,530	32,784
Gains on disposal of fixed assets and operations	232	158	5,436	1,042	783
Total revenues	53,121	48,826	46,040	37,572	33,567
Operating expenses	45,561	49,146	42,863	33,943	29,565
Operating profit (loss)	7,560	(320)	3,177	3,629	4,002
Associated companies	1,231	(2,450)	8,237	(692)	(1,239)
Net income (loss)	4,560	(4,298)	7,079	1,076	2,035
Net income (loss) per share in NOK – basic	2.57	(2.42)	3.99	0.75	1.45
US GAAP					
Revenues	52,826	47,879	40,581	36,481	32,716
Net income (loss)	5,036	(3,658)	7,004	1,082	2,188
Net income (loss) per share in NOK – basic	2.84	(2.06)	3.95	0.76	1.56

BALANCE AT 31 DECEMBER	2003	2002	2001	2000	1999
Total fixed assets	68,346	74,162	66,095	80,881	37,617
Total current assets	17,764	15,296	16,528	12,804	10,409
Total assets	86,110	89,458	82,623	93,685	48,026
Shareholder's equity	37,237	33,685	42,144	35,474	20,033
Minority interests	3,646	3,603	3,539	2,706	1,232
Total equity and minority interests	40,883	37,288	45,683	38,180	21,265
Total long-term liabilities and provisions	27,775	30,454	19,646	42,908	15,962
Total short-term liabilities	17,452	21,716	17,294	12,597	10,799
Total liabilities	45,227	52,170	36,940	55,505	26,761
Total liabilities	86,110	89,458	82,623	93,685	48,026
US GAAP					
Total assets	101,088	97,511	90,129	99,776	53,787
Total long-term interest-bearing liabilities	34,782	33,957	24,758	46,972	19,252
Shareholder's equity	42,535	35,799	42,944	36,304	21,035

CASH FLOW AND OTHER KEY FIGURES	2003	2002	2001	2000	1999
Net cash flow from operating activities	13,676	12,858	6,993	5,915	7,052
Net cash flow from investment activities	(3,454)	(21,727)	20,891	(47,308)	(8,887)
Net cash flow from financing activities	(7,887)	8,641	(24,366)	41,558	2,914
Investments:					
– Capex [1]	6,454	8,889	11,634	10,421	6,415
– Investments in activities [2]	563	12,411	7,212	40,251	6,755
EBITDA [3]	18,302	13,469	14,250	9,563	9,049

[1] Capex is investments in tangible and intangible assets

[2] Consists of acquisitions of shares and paticipations including acquisition of subsidiaries and businesses not organized as separate companies

[3] Operating profit before depreciation, amortization and write-downs

Photo Messaging (MMS) generates an increasing part of Telenor's total mobile traffic. Employees in the Telenor family have drawn attention to this new way of communicating by submitting their digital images to our photo contest. Employees from all corners of the world participated, and the best photos now appear in Telenor's Annual Report 2003.

The photos have a spontaneous look, and the technical quality will vary, as most of them were taken with mobile cameras. In the photos you will see employees' friends, family members, colleagues, leisure activities or scenes from their work. The photos of the Telenor Group Management and Board of Directors were also taken with mobile cameras. Thanks to everyone at Telenor and in subsidiaries who took part in the contest and gave us a brief glimpse into their lives.



During 2003, the international mobile portfolio has grown still more central to Telenor's total business operation. At the same time, a targeted effort is made to retain the strong position in the home market.



CONTENT:

THIS IS TELENOR

Telenor is the largest provider of telecommunications services in Norway, and has substantial international mobile operations. Continued development of Telenor's mobile operations is essential to the Group's positioning as an international player in the telecommunications industry.

- Telenor was listed on Oslo Stock Exchange and Nasdaq on 4 December 2000.
- At the end of 2003, Telenor had 55,234 shareholders, whereof foreign investors owned 22.6% of the total shareholding. The Norwegian State is the largest single owner, holding 62.6% of the shares.
- Telenor's market value as at 31 December 2003 was NOK 78.5 billion – the third largest company listed on Oslo Stock Exchange.
- At the end of 2003, the Group had 20,190 employees, 12,706 of whom were employed in Norway.

MOBILE



Photo: Morten Lundal, Telenor, Norway

Mobile is Telenor's business area for development and management of mobile services within voice, data, Internet and content services in Norway and internationally.

Telenor Mobile has ownership interests in 12 mobile operations and is geographically concentrated in selected countries in Europe and South East Asia. In 2003, 42% of Telenor's external revenues were derived from the mobile operations.

Telenor Mobile's international commitments are based on Telenor's acquired experience and skills, and on products and services developed in the Norwegian market. The creation of synergies between the mobile operations, and preparations for further industrialisation will be central to Telenor's future strategy.

FIXED



Photo: Vidar Østmo, Telenor, Norway

Fixed is Telenor's business area for development, management and supply of communications solutions based on the fixed network.

In 2003, 35% of Telenor's external revenues were derived from its fixed network operations. Norway is the main point for this activity and contributes approximately 90% of the revenues generated in this business area.

Telenor has fixed network operations in Norway, Sweden, the Czech Republic and Slovakia. As of 2003, the Group's activities in Russia are run through an associated company.

BROADCAST



Photo: Kathrine Kleiven, Telenor, Norway

Broadcast is Telenor's business area for TV-distribution via cable and satellite.

In 2003, 9% of Telenor's external revenues were derived from its TV distribution activities. Broadcast is the largest provider of TV services to the residential market in the Nordic region, both via cable and satellite.

Telenor operates the Norwegian terrestrial network for radio and TV broadcasting and is the leading provider of satellite transmission to the Nordic region via three geostationary satellites.

GOALS, VISION AND VALUES

GOALS

Telenor's main goal is to create value for shareholders through the serving of customers, employees, partners and the general public interest.

In a long-term perspective, a strong market and customer focus, as well as a strong commitment to our employees and to society, will provide the best platform for creating incremental value.

Values shall be created through profitable and robust growth. Such growth shall be based on the development of solutions that simplify the use of, and strengthen the usefulness of, advanced communications technology. Telenor shall contribute to give customers greater freedom of choice and more options. Telenor's solutions shall simplify people's workday, make businesses and activities more efficient, and increase their competitive powers.

VISION

Telenor's vision is:

Telenor – ideas that simplify

Telenor shall be a driving force in renewing, developing and introducing new solutions that simplify our customers' workday. Telenor's vision is demanding, setting an ambitious goal for the organisation and its individual employees. Renewal and simplification of our own structures and routines is a prerequisite for attaining competitive power and added value.

VALUES

Telenor's three core values shall be at the heart of and governing the conduct of our employees – internally and externally:

Dynamic
Being dynamic means having insight and active involvement, coupled with a capacity for implementation

Innovative
Being innovative means continuously being on the lookout for new opportunities for development and growth

Responsible
Being responsible means raising realistic expectations, deliver as promised and stay committed to the society which our group is part of.

TELENOR IN 2003

Telenor's position in the home market for fixed and mobile services is strong. Telenor has solid international growth through a continued commitment to emerging markets, and synergies are created between activities in the Group. Telenor is also the leading supplier of TV services in the Nordic region, both via cable and satellite.



French football supporters celebrate victory. Place de Ville in Paris. France.

Photo: Oddvar Hesjedal, Telenor, Norway

Q1

In February, Telenor Mobil – Norway entered into an agreement with Visa in Norway for payment via the mobile phone. The agreement will enable subscribers to use their Visa cards as means of payment via mobile commerce.

Q2

In April, Telenor disposed of 9% of the shares in the Greek mobile operator Cosmote – with a NOK 1.5 billion gain before taxes. On 26 February 2004, Telenor entered into an agreement to sell its remaining shares in Cosmote for approximately NOK 3.1 billion, which will result in a gain

In April, Telenor entered into an agreement with Norway's National Office for Social Insurance for an including working life that involves 10,000 Telenor employees in Norway. The aim of the agreement is to reduce sickness absence and to raise the average retirement age.

In May, Telenor Mobil – Norway simplified its pricing system and reduced its SMS and call rates. Telenor Mobil also launched a new "young at heart" subscription under the brand djuice®, replacing previous OYO subscriptions.

The towering shadow of Mount Kinabalu (4,093 m). Malaysia.



Photo: Liew Chie Bing, DiGi, Malaysia

Sonofon fills the night sky over Aalborg. Denmark.



Photo: Sonja Borg Andersen, Sonofon, Denmark

Enjoying a sleigh ride.



Photo: Timea Tallóné Szathmáry, Pannon GSM, Hungary

Q3

In July, the Kingdom of Norway reduced its ownership in Telenor from 77.6% to 62.6%. In March 2004 the Kingdom of Norway further reduced its ownership in Telenor. As of 30 March 2004, the share was 53.2%.

In July, Telenor entered into an agreement to provide wireless Internet at Statoil's 300 service stations in Norway. Statoil's chain of service stations is the first in Europe to offer its customers wireless Internet access.

In August, Telenor purchased the remaining 25% of the shares in telecommunications provider Comincom/Combellga in Russia.

In September, Telenor Mobil – Norway started the work of substantially increasing GSM coverage along the Norwegian coast. Many areas will see a considerable increase in the range of coverage from land as new technology is introduced at existing and new base stations.

In September, Telenor announced that it would take steps on behalf of its customers to stop the pollution of the Internet, thereby taking a position as a leading supplier of IT safety for kids, families and for the business market.

Q4

In October, Telenor entered into an agreement with the Finnish operator Elisa to supply joint data and telecommunications solutions for the two companies' customers in the Nordic region and in the Baltics.

In October, Telenor Mobil and Pannon GSM formed an alliance (Starmap Alliance) with seven other European mobile operators. The alliance shall offer seamless voice and data solutions for businesses and private customers in Europe. From 1 April 2004, the alliance was expanded to include Sonofon.

In December, Telenor sold its shares in Comincom/Combellga in exchange for a 19.5 per cent ownership share in Golden Telecom – a Russian stock-listed provider of voice and broadband services to business customers. As at 31 December 2003, Telenor's ownership share in Golden Telecom was 20.4%.

In December, Telenor entered into an agreement with BellSouth for Telenor's acquisition of the remaining 46.5 per cent of the shares in Danish mobile operator Sonofon at a price of DKK 3.050 million. The transaction was completed on 12 February 2004.

Telenor's customers in Norway sent 14.5 million MMS messages in 2003. A total of 1.6 million new mobile handsets were sold in Norway in 2003, and a majority of these were equipped with MMS functionalities.

For more news see Telenor's press release archive for 2003: http://press.telenor.com/press_archives_eng.html



INTERNATIONAL STRENGTH THROUGH SIMPLIFICATION

Telenor's vision is "Telenor - Ideas that simplify". Simplification is in demand in an increasingly complex world, and a simplified Telenor enhances our strength in a demanding home market as well as in our rapidly growing international activities.

Jon Fredrik Baksaas
CEO

Our industry is characterised by clear developments that we need to address and utilise to the optimal benefit of the Group: The largest potential for growth is in mobile communications. The competition for customers is hardening in the more mature markets, and the competition in telecommunications now resembles what has characterised the consumer goods industry for years. We still see growth in emerging markets, and it is important that Telenor is organised and directed to meet challenges in markets of different levels of maturity. The financial results to which the Group can refer – over years, but mainly during the last year – testify to the success of our strategic choices and the implementation of them.

When I, in the summer of 2002, took over as CEO of Telenor, we immediately started the job of bringing the various operations of Telenor closer together. Simplification along these lines presented clear financial improvements. Equally important was the strengthening of Telenor's commitment to our customers and the involvement of all of Telenor in improving customer-satisfaction levels. In the future, we will further continue the simplification of Telenor's services and our strong commitment to our mobile activities. This will be based on three strategic pillars: A strengthening of the domestic market, international growth, and the pursuit of synergies and continuous renewal. The following pages of our Annual Report set out in greater detail what we aim at.

I want to highlight the main operational activities which will ensure our aim of creating a more simplified Telenor for customers and stakeholders alike. We will concentrate our main efforts in winning customers. This means that customer satisfaction will be given high priority in all markets which are served by Telenor. We see that some operators are able to establish a certain customer growth in a relatively short time. We also see, however, that lasting strength and customer satisfaction is coming only to those thinking long-term in their customer relations.

The telecommunications industry has traditionally been closely tied in with technological innovation, and we must all the time remain in the vanguard of technological development. It should be noted, however, that technological know-how is no longer the only requisite for a company like Telenor, wishing to be a leader in launching new products and services. It is essential that innovation be at the core of all activities that are vital to our customers. Here, the telecommunications sector has much to learn from industries that have been exposed to competition over longer periods of time.

Equally important is that we run our operations efficiently. In 2002, we introduced our programme for operational efficiency Delta4, with the aim of reducing our cost base from 2001 by NOK 4 billion within 2004. Being ahead of this substantial cost-efficiency schedule, we estimate that we, within the same time horizon, will be able to reduce our cost base by an additional NOK 0.5 billion before the expire of the year. It is even more important that we, through this programme, have established a permanent system for efficiency and a new awareness of our application of resources.

Additional to our focus on strategy and operative strength, our value-based management will have priority in order to take Telenor into the future. Our employees' job-satisfaction shall be furthered through good leadership. Internal surveys show that employee-satisfaction levels are high, but we will still maintain and further develop our performance on these levels. We have therefore presented our managers with binding leadership expectations for the future, and introduced a leadership development programme to secure continuous development of our management.

Strategic focus, operative strength and a value-based leadership will characterise Telenor in the future. We want our customers to feel this. To me, customer satisfaction will be the most important yardstick in an international group such as Telenor. This is the platform for our continued development – a platform that will be built through creating a simpler Telenor.



STRENGTH IN NORWAY



Photo: [illegible] Henriksen

RETAINING A STRONG POSITION

Telenor's home market is technologically advanced. There is high penetration within all forms of communication, and customers are taking advantage of new solutions. Competition is fierce. It is easy to change provider. For Telenor, it is important to retain its position in this demanding market.



Photo: Vidar Østmo, Telenor, Norway

Telenor has managed to maintain high market shares in its home market despite an early deregulation of telecommunications services in Norway. The company is a market leader for both mobile and fixed telephony in the home market, as well as for broadband services.

Telenor's most important method of securing its leading position is to strengthen its customer focus in order to retain existing customers and capture new ones. Telenor is streamlining its product portfolio to continue the adaptation to the demands of an advanced market. The company also aims to increase effectiveness to become less complex to the customers and to further reduce costs.

At present, Telenor's organisation is more segment-oriented in order to ensure strength in both the business and residential markets. Sales and marketing resources are now organised with a view to meet customers' needs for services related to both mobile and fixed telephony.

Telenor will provide solutions which are adapted to the customers' requirements at any given time.

In the business market, Telenor's increased customer focus will result in:

- Further development of Norway's best qualified customer services for business customers
- A more effective service and delivery system
- IP technology and Virtual Private Networks as important supplements to established technologies
- Strengthening and developing of value-adding services
- Launching of high speed mobile services

In the residential market Telenor's increased customer focus will result in:

- Further development of customer services to increase the level of service
- Strengthened sales and distribution
- Development of activities that enhance customer loyalty
- A strong commitment to the market for mobile and broadband services
- Early launch of high speed mobile services

Telenor shall be seen as an efficient supplier of advanced services to demanding customers in its home market.


200
150
100
50
0
99
00
01
02
03

No. of ADSL subscriptions in Norway (in thousands)


2,500
2,250
2,000
1,750
1,500
99
00
01
02
03

No. of GSM subscriptions in Norway (in thousands)


10.0
7.5
5.0
2.5
0.0
99
00
01
02
03

Capex in Norway (in NOK billions)

STRATEGIES FOR INTERNATIONAL GROWTH

Over the last decade, Telenor has developed its position as a mobile operator with substantial operations in 12 countries. At the end of 2003, the companies wherein Telenor has ownership interests had a total of 34.8 million mobile subscriptions. The mobile commitments outside Norway have become an increasingly important part of Telenor's activity, and contributed to 24 per cent of the Group's external revenues in 2003.

A COMMITMENT TO GROWTH MARKETS

Telenor considers its mobile operations to be the most important channel for international growth. The Group is well prepared for the emerging industrial phase of mobile communications.


NORWAY
TELENOR MOBIL
DENMARK
SONOFON HOLDING A/S
SONOFON
USA
WIRELESS MATRIX
MATRIX
AUSTRIA
ONE
MONTENEGRO
PROMONTE GSM
proMonte

IN PURSUIT OF SYNERGIES AND RENEWAL

Telenor continues to create synergies in its international mobile activities – both commercially and operationally. The acquisition of Sonofon in Denmark greatly improves Telenor's capacity for creating synergies in the demanding Nordic market.


SWEDEN
TELENOR MOBILE
UKRAINE
KYIVSTAR G.S.M JSC
RUSSIA
VIMPELCOM
GOLDEN TELECOM
HUNGARY
PANNON GSM
BANGLADESH
GRAMEENPHONE LTD
THAILAND
DTAC
MALAYSIA
DIGI.COM BHD


КИЇВСТАР

Photo: Miroslava Primakova, Kyivstar, Ukraine

A COMMITMENT TO GROWTH MARKETS



DiGi, Malaysia

THE WORLD WANTS WIRELESS COMMUNICATION

The international telecommunications industry is seeing stagnation within fixed telephony. In mature mobile markets, the growth has flattened out, but in other markets the rollout of mobile telephony is just about to start. Telenor has streamlined its commitments to this international competitive situation.

Companies owned by Telenor	Population 2002 (millions)	No. of subscriptions (millions)
Pannon (Hungary)	10.1	2.62
Digi.Com (Malaysia)	24.5	2.21
Kyivstar (Ukraine)	48.3	3.04
GrameenPhone (Bangladesh)	131.0	1.14
Telenor Mobile Sverige (Sweden)	8.9	0.01
Sonofon (Denmark)	5.4	1.11

In mature mobile markets, the growth has flattened out, whereas in other markets the rollout of mobile telephony is just starting. Telenor is streamlining its operations to this international competitive situation.

Our strategies in the GSM market have been successful. We only see the start, however, of the industrialisation in mobile telephony, which is presently the main growth area in international telecommunications. Telenor is prepared for continued growth and will continue to develop to secure further value creation in the years to come.

Control or "exit" is Telenor's strategy for its international mobile commitments. The objective is to achieve a controlling interest wherever possible. Following the acquisition of Sonofon in February 2004, Telenor now has a controlling interest in seven mobile companies outside Norway and the Group is the twelfth largest GSM operator in the world. In mature markets, Telenor is concentrating on gaining a favourable market position combined with an increased cash flow. Our efforts are focused on customer orientation, establishment of new services, and synergy effects.

In growth markets, Telenor is focused on increasing its customer base combined with network development. Telenor is constantly looking for further growth opportunities and has, throughout the last decade, achieved international success by investing in emerging markets. When assessing new markets, the level of risk in the relevant country, the attractiveness of the market in question and the strength of potential local partners are all evaluated.

In October 2003, a new mobile alliance, the Starmap Alliance, was formed. Starmap now consists of nine members: Amena (Spain), O2 (Germany, Great Britain and Ireland), One (Austria), Pannon GSM (Telenor's company in Hungary), Sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy). From 1 April 2004, the alliance was expanded to include Sonofon (Denmark).

Based on the efforts the alliance has already made to overcome technical challenges and to establish commercial contracts between the operators, our customers are now benefiting from GPRS and MMS roaming. The customers have also gained access to such services as mobile message services and quick dial numbers when travelling in alliance countries. Fixed roaming rates for business customers have already been introduced in several countries. Operators in the alliance will also support a joint quality standard for services in the business market and collaborate on procurement, technology and sale to major business customers.


10,000
7,500
5,000
2,500
0
99
00
01
02
03
No. of mobile subscriptions outside Norway in consolidated companies (100% in thousands)


1,200
900
600
300
0
Asia – pacific
Western Europe
Central/ Eastern Europe
97 98 99 00 01 02 03 04 05 06 07 08 09
Actual and expected development in GSM subscriptions (in millions)
(Source: Strategy Analytics, January 2004)


100
75
50
25
0
Western Europe
Central/ Eastern Europe
Asia – pacific
97 98 99 00 01 02 03 04 05 06 07 08 09
Actual and expected penetration (%)
(Source: Strategy Analytics, January 2004)



IN PURSUIT OF SYNERGIES AND RENEWAL

LEARNING FROM EXPERIENCE

The search for synergies has been central to Telenor's international operations. Telenor has already achieved large gains through transfer of experience and joint procurement. The acquisition of Sonofon, coupled with existing activities in Norway and Sweden, allows for an intensified search for synergies in the demanding and closely integrated Nordic market.

Companies owned by Telenor	Estimated market share (%)	Penetration (%)
Pannon (Hungary)	36	79
Digi.Com (Malaysia)	20	44
Kyivstar (Ukraine)	47	14
GrameenPhone (Bangladesh)	62	1.3
Telenor Mobile Sverige (Sweden)	1	90
Sonofon (Denmark)	23	84

Through The Mobile Way programme, Telenor has developed its international mobile portfolio by means of a systematic transfer of learning and by comparison of best practice between the companies. Telenor has also sought to realise economies of scale, including negotiations on procurement contracts, and is harmonising technical infrastructure, products and branded goods between companies.

These opportunities have been further strengthened through participation in the Starmap mobile alliance.

The increased competition in mature markets has highlighted the need for experience sharing between companies. Telenor's market efforts are strengthened through so-called Fit for Fight programmes, allowing for maximum focus on the effort to satisfy customers in respect of sales and services. The transition from emerging to mature markets progresses much faster than before. Such programmes are therefore introduced at most mobile companies in an effort to retain positions and secure new opportunities.

The acquisition of Sonofon creates new opportunities for synergy effects in the Nordic market when viewed together with the activities in the Norwegian home market and the mobile activities in Sweden. The aim has been to establish a Nordic mobile operation where basic functions such as management, IT and service platforms, networks and pan-Nordic services are coordinated, while at the same time providing opportunities for economies of scale. Locally, in each of the countries, resources may be applied and adapted to local market conditions. However, there is also a growing market for pan-Nordic customers.

Telenor is one of the very first mobile companies in Europe to achieve such strong integration and synergy effects across national boundaries.


40,000
30,000
20,000
10,000
0
99
00
01
02
03

Revenues based on company location – in Norway (in NOK millions)


20,000
15,000
10,000
5,000
0
99
00
01
02
03

Revenues based on company location – outside Norway (in NOK millions)


20,000
15,000
10,000
5,000
0
99
00
01
02
03

No. of man-years
Norway
Outside Norway

ANALYTICAL INFORMATION

NORWAY			
Population (2002, in millions) [1]	4.5	Inflation 2003 estimate (%) [1]	2.4
Land Area (sq KM) [1]	323,758	Telecom revenues (% of total GDP, 2001) [2]	3
Population per sq KM [1]	14	Mobile revenues (% of total GDP, 2001) [2]	0.8
Population growth (% average 1998–2002) [1]	0.6	Mobile penetration (%)	90
Population in Urban areas (2002, % of total) [1]	76.1	Fixed line penetration (%)	73
GDP per head (US$) 2003 estimate [1]	47,737	TV Households (in millions)	2
GDP per head (US$ PPP) – 2003 estimate [1]	37,672	Satellite dish market share	73
Real GDP growth 2003 estimate (%) [1]	0.3		

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

TELENOR MOBIL (NORWAY)	2003	2002	2001	2000	1999
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,364	2,382	2,307	2,199	1,950
No. of GSM subscriptions (in thousands)	2,327	2,330	2,237	2,056	1,735
– of which prepaid (in thousands)	1,099	1,115	1,027	911	732
Traffic minutes per GSM subscription per month, generated and terminated	188	180	181	173	169
Average revenue per GSM subscription per month (ARPU):	339	346	340	338	341
No, of SMS and content messages (in millions)	1,926	1,692	1,373	902	361
Market share GSM (%)	57	61	61	66	-
Churn rates for contract subscriptions (%)	21.4	17.5	12.5	12.7	14.2

FIXED – NORWAY					
Retail market					
No. of PSTN subscriptions (in thousands)	1,308	1,467	1,545	1,680	1,908
No. of ISDN subscriptions (lines in thousands)	1,682	1,828	1,766	1,590	1,228
PSTN/ISDN generated traffic (mill. minutes)	15,385	17,345	19,085	19,560	18,704
Market share of PSTN/ISDN generated traffic (%)	69	72	73	73	87
No. of internet subscriptions residential market Norway (in thousands)	1,031	960	831	625	400
– of which Frisurf (in thousands)	574	533	437	248	45
– of which ADSL (in thousands)	163	90	23	-	-
No. of ADSL subscriptions business market Norway (in thousands)	14	4	1	-	-

BROADCAST – NORWAY					
Subscribers with satellite dish (in thousands)	274	261	212	171	148
Cable TV subscribers (in thousands)	382	371	360	357	282
Households in small antenna TV-networks (in thousands)	159	177	170	171	146

DENMARK

Population (2002, in millions) [1]	5.4	Real GDP growth 2003 estimate (%) [1]	(0.1)
Land Area (sq KM) [1]	43,075	Inflation 2003 estimate (%) [1]	2.3
Population per sq KM [1]	125	Telecom revenues (% of total GDP, 2001) [2]	2.6
Population growth (% average 1998–2002) [1]	0.4	Mobile revenues (% of total GDP, 2001) [2]	0.6
Population in Urban areas (2002, % of total) [1]	85.5	Fixed line penetration (%)	69
GDP per head (US$) 2003 estimate [1]	39,104	No. of TV Households (in millions)	2.4
GDP per head (US$ PPP) – 2003 estimate [1]	30,350	Telenor market share Satellite dish	33

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

SONOFON (DENMARK)	2003	2002	2001	2000	1999
No. of mobile subscriptions (in thousands)	1,112	-	-	-	-
– of which prepaid (in thousands)	285	-	-	-	-
Traffic minutes per GSM subscription per month, generated and terminated	149	-	-	-	-
Average revenue per GSM subscription per month (ARPU):	256	-	-	-	-
Market share GSM (%)	23	-	-	-	-
Mobile telephony penetration (%)	84	-	-	-	-

BROADCAST – DENMARK					
Subscribers with satellite dish (in thousands)	109	99	84	42	18
Households in small antenna TV-networks (in thousands)	638	669	671	594	523

SWEDEN

Population (2002, in millions) [1]	8.9	Real GDP growth 2003estimate (%) [1]	1.5
Land Area (sq KM) [1]	449,964	Inflation 2003 estimate (%) [1]	2.1
Population per sq KM [1]	20	Telecom revenues (% of total GDP, 2001) [2]	3.3
Population growth (% average 1998–2002) [1]	0.2	Mobile revenues (% of total GDP, 2001) [2]	0.8
Population in Urban areas (2002, % of total) [1]	83.5	Fixed line penetration (%)	74
GDP per head (US$) 2003 estimate [1]	33,677	No. of TV Households (in millions)	4.3
GDP per head (US$ PPP) – 2003 estimate [1]	27,377	Telenor market share Satellite dish	50

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

TELENOR MOBILE SVERIGE (SWEDEN)	2003	2002	2001	2000	1999
No. of mobile subscriptions (in thousands)	81	54	-	-	-
Mobile telephony penetration (%)	90	89	-	-	-

BROADCAST – SWEDEN					
Subscribers with satellite dish (in thousands)	334	297	231	164	118
Cable TV subscribers (in thousands)	222	200	201	-	-
Households in small antenna TV-networks (in thousands)	251	285	337	286	275

FINLAND

Population (2002, in millions) [1]	5.2	GDP per head (US$ PPP) – 2003 estimate [1]	27,554
Land Area (sq KM) [1]	304,473	Real GDP growth 2003 estimate (%) [1]	1.4
Population per sq KM [1]	17	Inflation 2003 estimate (%) [1]	0.9
Population growth (% average 1998–2002) [1]	0.3	No. of TV Households (in millions)	2.2
Population in Urban areas (2002, % of total) [1]	68.3	Telenor market share Satellite dish	38
GDP per head (US$) 2003 estimate [1]	31,093		

Source: [1] EIU (Economist Intelligence Unit)

BROADCAST – FINLAND	2003	2002	2001	2000	1999
Subscribers with satellite dish (in thousands)	46	44	42	35	26
Households in small antenna TV-networks (in thousands)	50	2	15	1	1

HUNGARY

Population (2002, in millions) [1]	10.1	GDP per head (US$ PPP) – 2003 estimate [1]	14,260
Land Area (sq KM) [1]	93,030	Real GDP growth 2003 estimate (%) [1]	2.8
Population per sq KM [1]	109	Inflation 2003 estimate (%) [1]	4.7
Population growth (% average 1998–2002) [1]	(-0.3)	Telecom revenues (% of total GDP, 2001) [2]	7.3
Population in Urban areas (2002, % of total) [1]	64.5	Mobile revenues (% of total GDP, 2001) [2]	2.1
GDP per head (US$) 2003 estimate [1]	8,340	Fixed line penetration (%)	36

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

PANNON (HUNGARY)	2003	2002	2001	2000	1999
No. of mobile subscriptions (in thousands)	2,618	2,450	-	-	-
– of which prepaid (in thousands)	2,023	1,910	-	-	-
Traffic minutes per GSM subscription per month, generated and terminated	111	113	-	-	-
Average revenue per GSM subscription per month (ARPU):	165	180	-	-	-
Market share GSM (%)	36	38	-	-	-
Mobile telephony penetration (%)	79	68	-	-	-

MALAYSIA

Population (2002, in millions) [1]	24.5	GDP per head (US$ PPP) – 2003 estimate [1]	6,570
Land Area (sq KM) [1]	330,113	Real GDP growth 2003 estimate (%) [1]	4.8
Population per sq KM [1]	74	Inflation 2003 estimate (%) [1]	1.1
Population growth (% average 1998–2002) [1]	2.5	Telecom revenues (% of total GDP, 2001) [2]	5.1
Population in Urban areas (2002, % of total) [1]	58.7	Mobile revenues (% of total GDP, 2001) [2]	2.4
GDP per head (US$) 2003estimate [1]	4,080	Fixed line penetration (%)	19

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

DIGI.COM (MALAYSIA)	2003	2002	2001	2000	1999
No. of mobile subscriptions (100% in thousands)	2,207	1,616	1,039	-	-
– of which prepaid (100% in thousands)	2,101	1,519	902	-	-
Traffic minutes per GSM subscription per month, generated and terminated	176	189	211	-	-
Average revenue per GSM subscription per month (ARPU):	117	152	180	-	-
Market share GSM (%)	20	19	17	-	-
Mobile telephony penetration (%)	44	36	31	-	-

UKRAINE

Population (2002, in millions) [1]	48.3	GDP per head (US$ PPP) – 2003 estimate [1]	5,190
Land Area (sq KM) [1]	603,700	Real GDP growth 2003 estimate (%) [1]	7.8
Population per sq KM [1]	80	Inflation 2003 estimate (%) [1]	5.2
Population growth (% average 1998–2002) [1]	(-0.8)	Telecom revenues (% of total GDP, 2001) [2]	4.1
Population in Urban areas (2002, % of total) [1]	68	Mobile revenues (% of total GDP, 2001) [2]	1.3
GDP per head (US$) 2003 estimate [1]	1,030	Fixed line penetration (%)	22

Source: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

KYIVSTAR (UKRAINE)	2003	2002	2001	2000	1999
No. of mobile subscriptions (100% in thousands)	3,037	1,856	-	-	-
– of which prepaid (100% in thousands)	2,503	1,472	-	-	-
Traffic minutes per GSM subscription per month, generated and terminated	57	49	-	-	-
Average revenue per GSM subscription per month (ARPU):	94	107	-	-	-
Market share GSM (%)	47	49	-	-	-
Mobile telephony penetration (%)	14	8	-	-	-

BANGLADESH

Population (2002, in millions) [1]	131	GDP per head (US$ PPP) – 2003 estimate [1]	1,490
Land Area (sq KM) [1]	147,570	Real GDP growth 2003 estimate (%) [1]	5.3
Population per sq KM [1]	888	Inflation 2003 estimate (%) [1]	5.4
Population growth (% average 1998–2002) [1]	1.4	Telecom revenues (% of total GDP, 2001) [2]	0.7
Population in Urban areas (2002, % of total) [1]	23.4	Mobile revenues (% of total GDP, 2001) [2]	0.2
GDP per head (US$) 2003estimate [1]	360	Fixed line penetration (%)	0.5

Kilde: [1] EIU (Economist Intelligence Unit)
[2] ITU (International Telecom Unit)

GRAMEEN PHONE (BANGLADESH)	2003	2002	2001	2000	1999
No. of mobile subscriptions (100% in thousands)	1,141	769	464	191	61
– of which prepaid (100% in thousands)	899	563	279	49	6
Traffic minutes per GSM subscription per month, generated and terminated	317	298	316	256	-
Average revenue per GSM subscription per month (ARPU):	136	172	190	260	-
Market share GSM (%)	62	69	70	69	-
Mobile telephony penetration (%)	1.3	0.9	0.5	0.2	-

INFORMATION TO SHAREHOLDERS

Telenor seeks to have a close and trusting relationship with its shareholders. Through substantial information via several channels the stock market shall be kept informed of significant developments in the Group.

SHAREHOLDER POLICY

Telenor's long-term primary objective is to give its shareholders a return on their investment that is at least equal to alternative investments with a comparable risk profile. The return shall be made in the form of a cash dividend in addition to the added value of the shares. The Telenor share shall appear as a liquid and attractive investment opportunity.

OWNERSHIP STRUCTURE

At year-end 2003, Telenor had 55,234 shareholders. Of these, 53,234 were private shareholders. Non-Norwegian investors (not holding Norwegian citizenship) owned approximately 22.6% of the total stock. There has been a significant increase in foreign ownership, which was 9.4% at year-end 2002. The Norwegian State, through the Ministry of Trade and Industry, is the largest single owner with 62.6% of the shares. In March 2004 the Kingdom of Norway further reduced its ownership in Telenor As of 30 March 2004, the share was 53.2%.

AUTHORISATION TO ISSUE NEW SHARES

Until 1 July 2004, the Board of Directors is authorised to increase the share capital with an amount up to NOK 1,065,193,800, through issuance of up to 177,532,300 shares. The Board may waive the pre-emptive rights of shareholders to such shares. From these shares, 471,504 new shares were issued as part of the Share Programme for employees in December 2003.

SHARE PROGRAMME FOR EMPLOYEES

To encourage long-term shareholding among Telenor employees, all permanent employees in Telenor ASA and in Norwegian subsidiaries in which Telenor ASA's ownership share directly or indirectly is greater than 90%, were given the opportunity to buy shares, with a 20% cash discount, for up to NOK 7,500. Should the average share price during the last 30 days of trade, up to and including 15 December 2004 (share quotation NOK 46.02), be at least 12% higher than a corresponding average price during the last 30 days of trade up to and including 15 December 2003 (share quotation NOK 41.09), those having subscribed for shares on the terms of this offer will be allocated "profit bonus shares" for NOK 2,500, provided, however, that they still hold the allocated shares and are still permanent employees of Telenor.

Around 25% of the employees who were offered shares took advantage of the offer. They were allocated 176 shares each at a price of NOK 42.40 per share, which was the closing price on 15 December 2003. After taking account of the discount, the effective price is NOK 33.92 per share.

On 16 December 2003, 2,095 of the employees having taken part in the share programme for employees in 2002 were each allocated 59 bonus shares.

SHARE CAPITAL AND TREASURY

As of 31 December 2003, Telenor ASA had a share capital of NOK 10.8 billion, divided into 1,804,021,281 shares, each with a nominal value of NOK 6. The Group holds 28,103,172 shares. As part of the stock dividend issue decided at the General Meeting of 10 November 2000, Telenor received 30 million shares to be allocated as bonus shares to private individuals who bought shares in connection with the stock exchange introduction in December 2000. 1,896,828 bonus shares were allocated on 4 December 2001 to those private individuals who still held the shares they were allocated at the time of the stock exchange introduction, with one bonus share for every tenth share held. At the General Meeting in May 2001, the company was authorised to dispose of any remaining shares in a manner decided by the Board.

DIVIDENDS

On the basis of Telenor's financial situation and expected capital requirements, the Board of Directors has decided that Telenor's objective is to distribute a dividend to its shareholders which is equal to 40-60% of normalised annual profits, and that the Group will be aiming for a relatively even annual growth in the ordinary dividend per share. The Board of Directors proposes that a dividend of NOK 1 per share be distributed for 2003.

Such dividend as will be determined at the General Meeting will be paid on 25 May 2004 to the shareholders on the date of the General Meeting. The shares will be traded exclusive of dividends on the Oslo Stock Exchange from Friday 7 May 2004.

Telenor has also established a programme for repurchase of own shares, authorised by Telenor's General Meeting of 8 May 2003. Up to 19 March 2004, the Group has purchased 12,810,000 shares in the market. The Norwegian State, which is Telenor's largest owner, has undertaken to participate in the programme by cancelling a proportionate share of its own shareholding for the purpose of keeping its ownership share unchanged.

At the next General Meeting on 6 May 2004, the Board of Directors will propose that a new authorisation to repurchase own shares be given.

SHARE PRICE PERFORMANCE

At the outset of 2003, the Telenor share was quoted at NOK 27.00. The highest quotation during the year was NOK 44.50, and the lowest was NOK 22.80. At year-end, the quotation price was NOK 43.50 and the price quoted on Nasdaq was USD 19.550 per ADR (each ADR corresponds to 3 shares). The market value as at 31 December 2003 was NOK 78.5 billion, which makes Telenor ASA the third largest company quoted on the Oslo Stock Exchange.

DISTRIBUTION OF SHARES AS OF 31.12.03

Interval	Number of shareholders	Share of all shareholders	Number of shares	Ownership share
1–1,000	47,785	86.5%	18,826,971	1.0%
1,001–1,00,000	7,066	12.8%	41,390,989	2.3%
100,001–1,000,000	279	0.5%	103,896,465	5.8%
1,000,001–10,000,000	92	0.2%	250,024,388	13.9%
10,000,001–1,129,842,400	12	0.0%	1,389,882,468	77.0%
Total	55,234	100.0%	1,804,021,281	100.0%

TRADE

The Telenor share is listed on the Oslo Stock Exchange under the ticker code TEL. The share is also listed on Nasdaq in the US under the ticker code TELN, where it is traded through Telenor's ADR programme. One ADR share corresponds to three Norwegian shares. The custodian bank is Morgan Guaranty Trust Company of New York.

In 2003, 1.9 billion Telenor shares at a total value of NOK 62.4 billion were traded on the Oslo Stock Exchange. The average trading volume for Telenor shares on the Oslo Stock Exchange for the year was 7.6 million shares per day of trading. A round lot for the Telenor share on the Oslo Stock Exchange is 200 shares.

VOTING RIGHTS AND OWNERSHIP

Telenor has one class of shares and each share carries one vote. The Group does not have any ownership restrictions beyond those stipulated in the Norwegian concession laws. The Norwegian Public Limited Companies Act regulates the exercising of shareholder rights. Pursuant to Norwegian law, only shares registered in the owner's name can be used for voting. Voting rights can be exercised no earlier than two weeks after the shareholding has been reported to the Norwegian Central Securities Depository (VPS).

INFORMATION TO THE STOCK MARKET

Contact with the Norwegian and international stock markets has high priority at Telenor, and the company wishes to have an open dialogue with its shareholders and other players in the stock market. The reason being that the financial markets at any given time shall have sufficient information about the company in order to form the basis for an accurate share valuation. Information that may be important to shareholders and other players in the Norwegian and international markets is provided in the form of notices to the Oslo Stock Exchange and through press releases. Telenor presents its results at its headquarters at Fornebu outside Oslo every quarter. In addition, regular meetings are held with investors in Europe and in the US. Leading stockbrokers in Norway and abroad closely monitor Telenor's activities.

RISK ADJUSTMENT

In accordance with Norwegian tax regulations, such shareholders as are subject to taxation in Norway must, when calculating sales gains, make a downward or upward adjustment of the cost price of the shares with a "RISK" amount (adjustment of original cost of shares by taxed profits). The RISK amount is calculated annually based on the change in Telenor's retained, assessed capital, divided by the number of issued Telenor shares. The RISK amount for 2002 was NOK 0.38 per share, and the preliminary corresponding figure for 2003 has been calculated at NOK -0.99 per share. The final RISK amount for 2003 will not be published until 1 January 2005. Shareholders who are not subject to taxation in Norway are not affected by the Norwegian RISK regulations.

RATING

In March 2003, Telenor was rated by Moody's at A2/P1 for long and short-term financing respectively. Also in March 2003, Telenor was rated by Standard & Poor at A-/A2 for corresponding long and short-term financing. More information – continuously updated – on shareholder related matters can be found on the Telenor IR web site: www.telenor.com/ir

20 LARGEST SHAREHOLDERS

Name of shareholder	Nominees	Number of shares 31.12.03	Citizenship	Ownership share 31.12.03
Nærings- og Handelsdepartementet		1,129,842,400	NOR	62.63%
State Street Bank & Trust & Co.	*	70,761,238	USA	3.92%
Folketrygdfondet		49,754,000	NOR	2.76%
Telenor ASA		28,103,172	NOR	1.56%
Morgan Stanley & Co. INC.	*	24,020,822	GBR	1.33%
Skandinaviska Enskilda Banken	*	14,169,980	SWE	0.79%
JPMorgan Chase Bank	*	14,073,624	USA	0.78%
Mellon Bank AS Agent for clients	*	13,338,152	USA	0.74%
Orkla ASA		12,000,000	NOR	0.67%
The Northern Trust Co.	*	11,911,725	GBR	0.66%
JPMorgan Chase Bank	*	11,041,411	GBR	0.61%
Deutsche Bank AG (GCS) London	*	10,865,944	ARE	0.60%
Vital Forsikring ASA		9,250,950	NOR	0.51%
Skandinaviska Enskilda Banken		8,309,893	NOR	0.46%
Mellon Bank AS Agent for Abn Amro	*	7,160,384	USA	0.40%
JPMorgan Chase Bank		7,102,500	USA	0.39%
State Street Bank & Trust & Co.	*	7,044,314	USA	0.39%
The Northern Trust Co.	*	6,900,158	GBR	0.38%
Investors Bank & Trust Company	*	6,820,259	USA	0.38%
Deutsche Bank AG	*	6,625,066	DEU	0.37%
Total		1,449,095,992		80.33%
Total other		354,925,289		19.67%
Total number of shares		1,804,021,281		100.00%
Total number of shareholders (31.12.03)		55,234		

	Number of shares	Ownership share
Private Norwegian	40,764,239	2.3%
Institutional Norwegian	1,356,337,956	75.2%
Private foreign	409,928	0.0%
Institutional foreign	406,509,158	22.5%
Total	1,804,021,281	100.0%

GEOGRAPHIC DISTRIBUTION OF FREE-FLOATING SHARES AS OF 31.12.03

Country	Number of shares	Share of free floating shares
Norway	239,157,473	37%
USA	159,264,713	25%
UK	100,468,434	15%
Europe (outside the Nordic region)	94,924,688	15%
The Nordic region (outside Norway)	33,462,591	5%
The rest of the world	18,797,810	3%
Total	646,075,709	100%

SOCIAL RESPONSIBILITY

Accountability and trust are closely related. It is essential for Telenor to maintain a trusting relationship with its customers, owners, employees and society in general. We are therefore making a consistent effort to attend to the Group's corporate social responsibilities in a comprehensive way.

SOCIAL RESPONSIBILITY AT TELENOR

Telenor's ambition is to be a leading company in the way of handling its social responsibilities and including them it in its business development. Telenor's social responsibilities are founded on the Group's core values; dynamic, innovative and responsible. Telenor will be responsible in its innovation, and innovative in the way it handles its responsibility, both nationally as well as internationally. The effort to reach these objectives requires a broad approach.

Telenor's main focus in managing its social responsibilities has in 2003 been to ensure safe and positive working conditions, protect nature and the environment and exert good business practice in all parts of its operations. It is essential for Telenor that individual employees and managers make the right choices when faced with ethical dilemmas and that they always consider Telenor's reputation when in contact with customers, authorities and the market. Telenor will be a driving force in creating, simplifying and bringing communications solutions and content solutions to the market. Innovation and business development comprises the entertaining and the useful as well as the absolutely essential. Telenor is committed to its responsibilities in respect of this development and will closely consider the environmental, social and health-related impacts of Telenor's products. In 2003, the main focus has been on Internet security, and an extensive safety campaign was launched, along with a new version of KidSurf, offering safe Internet surfing for children. To ensure the success of our strategy, Telenor has focused on building close ties with its partners. Through dialogue and cooperation, Telenor has gained a better insight into society's expectations of the Group.

TELENOR'S THREE OVERRIDING OBJECTIVES ARE:

- Telenor's customers shall be assured that the Group conducts its operations in an ethically responsible manner
- Investors with strict demands for social responsibility shall prefer Telenor
- Telenor's employees shall be proud of the way the Group is handling its social responsibilities

RANKING ON ETHICAL INDEXES

Based on evaluations of its social, ethical and environmental performance, Telenor is listed and highly ranked on prestigious international indexes. The most important of these indexes are the Dow Jones Sustainability Indexes, FTSE4Good and Storebrand's "Best in Class".

The "Dow Jones Sustainability Indexes" family follows a best-in-class approach comprising the sustainability leaders in the investable universe from each industry. Since launch, 51 licenses have been sold to asset managers in 14 countries.

The "FTSE4Good Index Series" has been designed to measure the performance of companies that meet globally recognised corporate responsibility standards, and to facilitate investment in those companies.

The "Best in Class" designation from Storebrand Investments is awarded to companies that meet the highest environmental and social standards from each industry.

Colourful culture in Dhaka. Bangladesh.



Photo: Morten Lundal, Telenor, Norway

Best Friends.



Photo: Vidar Østmo, Telenor, Norway

Children playing with water.



Photo: Farooq Shahriyar Amin, GrameenPhone, Bangladesh

IMPORTANT EVENTS IN 2003

TELENOR UPGRADED AND EXPANDED THE GROUP'S CODES OF CONDUCT

In May 2003, the Board of Directors adopted new codes of conduct for the entire Telenor Group, including international activities. These codes of conduct apply to Board members, managers, employees and hired staff at Telenor and all others acting on behalf of the Group.

The codes of conduct have been drawn up to make everyone at Telenor understand and comply with the company's standards for good business practice and ethics. It is first and foremost essential to ensure compliance with all prevailing laws in the countries where Telenor has activities. Furthermore, it is important to represent Telenor in an ethically responsible manner, thereby safeguarding Telenor's values and reputation.

AN AGREEMENT FOR AN INCLUDING WORKING LIFE

In April, Telenor entered into an agreement with the Norwegian National Office for Social Insurance to promote an including working life. The basis for the agreement is to prevent needless sickness absence and expulsion from working life. For Telenor, the agreement comprises more than 10,000 full-time employees in Norway. The strategies include extended use of active sick leave, improved routines for follow-up of employees on sick leave, better adaptation for employees with reduced functional capacities and initiatives aimed at recruiting and retaining older employees.

AGREEMENT FOR ENVIRONMENTALLY-FRIENDLY CAR PURCHASES

In 2003, Telenor signed new framework agreements for the procurement of passenger cars and delivery trucks. The framework agreements comprise delivery of up to 2,400 service and company cars. Emissions from its car fleet are a significant part of Telenor's impact on the environment. When choosing suppliers, special emphasis was therefore placed on reducing the environmental impact and on reducing emissions from the company's vehicles.

TELENOR IS FINDING NEW WAYS OF SAVING ENERGY

During the year, energy-saving measures were implemented for 72 buildings, resulting in total annual savings of 5 million kWh. Large gains have been achieved with only modest investments. The measures will continue throughout 2004. When the measures have been implemented for all buildings, an annual energy reduction of about 6% is expected compared to the current level (200 GWh). This equals annual savings of approximately NOK 6 million. In addition, it also strengthens our knowledge and awareness of efficient energy consumption.

Telenor's environmental accounts are an important element in Telenor's environmental management system. The accounts show that Telenor's energy consumption in Norway was reduced by 6.2% in 2003.

MAKING THE INTERNET SAFE FOR CHILDREN

Telenor and Save the Children have since March 2002 cooperated with regard to making the Internet safer for children. As a part of an agreement with Telenor, Save the Children arranged a number of events in 2003 to make schoolchildren, teachers and parents more aware of the challenges related to Internet use.

A SAFER INTERNET

Telenor met new Internet safety challenges, such as virus attacks and spam, with a special safety campaign in the autumn of 2003. At the same time all customers were given an anti-virus programme at no extra charge. Telenor also launched new KidSurf, a child filter designed to give parents greater control over their children's Internet use. This was offered to customers as a free additional service with Internet subscriptions. The new KidSurf was developed in consultation with Save the Children, among others.

COOPERATION WITH THE RED CROSS TO HELP INTEGRATE REFUGEES

In 2003 Telenor took the initiative to recruit so-called refugee guides among its employees at Fornebu. The guides will help refugees get to know Norwegian culture and customs. The idea has been to prepare for mutually enriching companionship, and as far as possible, refugees and guides have been matched on the basis of age, education and shared interests. The guides commit themselves to stay in contact with the refugees for at least a nine-month period.

www.telenor.com/csr/

CORPORATE GOVERNANCE

Telenor's principles of corporate governance shall secure shareholder values, a positive and robust corporate culture and a good reputation. Telenor has clearly set out its value base through the vision "Telenor – ideas that simplify", in combination with the core values dynamic, innovative and responsible. In accordance with these core values, Telenor has devised new Codes of Conduct.

Telenor's principles of corporate governance are primarily based on the various public regulations and guidelines that Telenor is subject to. As a Norwegian and international group, Telenor is subject to Norwegian law and the legislation of the countries in which operations are carried out. Furthermore, as Telenor is listed on the Oslo Stock Exchange it is also subject to regulations relating to the stock exchange. Being listed on Nasdaq entails an obligation to uphold legislation relating to stocks and shares in the US, including the Sarbanes-Oxley Act and Nasdaq's own regulations.

The complete body of public regulations also contains more general requirements for operations, as well as a number of rules relating to good corporate governance. Special references are made to company, accounting and stock exchange regulations and guidelines that include requirements for the organisation of the operations, management principles, financial reporting, company law responsibilities and information to the market etc.

Telenor's principles of corporate governance are further inspired by the national Norwegian recommendation for good corporate governance of 11 December 2003.

Additionally, Telenor has drawn up internal regulations for corporate governance and created functions to ensure that Telenor's values and objectives are upheld in line with these principles. The internal regulations are not intended to provide exhaustive regulation of Telenor's requirements and principles of corporate governance, but to supplement the prevailing legal framework.

The external and internal regulations and guidelines combined provide Telenor with a solid foundation for the proper management of the company and for developing a positive and robust corporate culture.

EQUALITY AND TRANSFERRAL RIGHTS

All shareholders of Telenor have the same status whereby the company only has one class of share. Telenor strictly adheres to the principle of equal treatment of all shareholders. This is also reflected in Telenor's acquisitions of own shares which are carried out via the stock exchange. Telenor shares are freely transferable without any sales restrictions in the form of consent from the Board, owner restrictions or similar.

COMPANY CAPITAL AND DIVIDENDS

Telenor's objective is to create value for its owners. The company maintains a continuous focus on ensuring that the equity is adapted to the objectives, strategy and risk profile of the activities. A recent equity increase and improved cash flow have enabled Telenor to return value to the owners in the form of increased dividends and the repurchase of shares. In 2003, the Annual General Meeting (AGM) granted limited authorisation for the repurchase of shares and a share issue authorisation for a period up to the next AGM in May 2004.

ANNUAL GENERAL MEETING

The shareholders exert the highest authority in the company through the AGM. Norwegian law dictates that certain issues must be dealt with and decided by the AGM, including approval of the financial statements, annual report, distribution of dividends, choice of auditor and the auditor's remuneration.

Telenor encourages as many shareholders as possible to take part at the AGM. The shareholders receive agenda papers for the AGM at least two weeks before the meeting is held. The deadline for registration for attendig the AGM is three days before the AGM. Shareholders who are unable to attend can vote by proxy.

THE CORPORATE ASSEMBLY AND BOARD OF DIRECTORS, COMPOSITION AND INDEPENDENCE

Pursuant to Norwegian law, Telenor has a Corporate Assembly, which is a distinctly Norwegian body, and a Board of Directors.

The Corporate Assembly is mainly a supervisory body which supervises the Board's management of company business. The Corporate Assembly also has decision-making powers in limited, but important areas.

Further stipulations concerning the composition of the Corporate Assembly and of the Board are laid down by the AGM and included in the company's Articles of Association.

The Corporate Assembly has a total of 15 members who are appointed for a period of two years. The shareholders elect ten of these members, with alternates, and five are selected from and by the employees.

The Board of Directors has a total of ten members who are elected for a period of two years. Seven of these members are elected by the shareholders and three are elected

Attention from above.



Photo: Jorunn Renee Olsen, Telenor, Norway

Look what I've found! Taj Mahal, India.



Photo: Anwar Hossain, GrameenPhone, Bangladesh

Christmas lunch.



Photo: Maria Louise Lee Mousten, Sonofon, Denmark

from and by the employees. Telenor's CEO is not a member of the Board.

The Corporate Assembly and the Board shall be made up to ensure a broad representation of Telenor's shareholders. When appointing Telenor's Corporate Assembly and Board, emphasis is also placed on meeting Telenor's needs for expertise, capacity and balanced decisions. Six of the fifteen members of the Corporate Assembly and four of the ten Board members are women.

The shareholder-elected members of the Corporate Assembly and of the Board are independent of the company's management. Furthermore, the shareholder-elected members a) do not receive extra remuneration from the company beyond the fees for Corporate Assembly members and Board members or fees for participation in sub-committees, b) have not been employed by the company in recent years and c) do not receive fees that are linked to profit performance or share options in the company.

When electing shareholder-elected members, emphasis is placed on the relevant candidate not having cross-relations with other members or the CEO, close family ties to the CEO or having or representing substantial business relations with the company. Furthermore, it is also the intention when selecting shareholder-elected members that these members must, for all material respects, be independent of the company's main shareholder.

Should vested interests or associated interest situations arise, the company's provisions for vested interests and conflict of interests shall be applied.

The company does not provide loans to Board members or Group Management.

THE NOMINATION COMMITTEE

It is not a requirement of Norwegian law for the company to have a nomination committee, but a nomination committee is set up in accordance with resolutions determined by the AGM. Further stipulations regarding the Nomination Committee are included in the Articles of Association.

The Nomination Committee consists of four members who are shareholders or who represent the shareholders. The Chairman of the Corporate Assembly is a member and chairs the Nomination Committee. Two members are elected by the AGM and one member is elected by and from the Corporate Assembly's shareholder-elected members and alternates. Members are elected for a two-year period.

When appointing the Nomination Committee, consideration is given to broad shareholder interests being represented and to the need for independence in relation to the company management and those that are elected.

The Nomination Committee works in accordance with instructions that are laid down by the Corporate Assembly's shareholder-elected members, in line with proposals from the Board's shareholder-elected members. The Nomination Committee is responsible for submitting to the AGM recommendations on the choice of shareholder-elected members and alternates to the Corporate Assembly, and recommends to the Corporate Assembly the choice of shareholder-elected Board members. The Nomination Committee forwards these proposals to the Chairman of the Board.

The Board's evaluation report for 2003 is dealt with separately by the Nomination Committee.

THE BOARD OF DIRECTORS

Pursuant to Norwegian law, the Board is responsible for the management of the company and the proper organisation of the operation, including a responsibility to supervise the company management. In addition to statutory requirements, the Board works in accordance with special regulations for the Board, as well as guidelines and procedures for Telenor ASA.

The guidelines and procedures that apply to the Board include regulations for the preparation of agendas, privacy and confidentiality, competence, responsibility to establish a management system that ensures that activities are run in accordance with the company's core values, ethical guidelines and generally accepted principles of corporate governance, information on the use of steering committees and evaluation of the Board's activity and competence.

In accordance with the said guidelines and procedures, the Board is responsible, to the degree necessary, for determining strategies, business plans and budgets for the company. The Board is also responsible for ensuring that

Proud telecoms traditions in London.



Photo: Vidar Østmo, Telenor, Norway

Sparkling emotions.



Photo: Balazs Illes, Pannon GSM, Hungary

Young fishermen's luck.
Near Aalborg, Denmark.



Photo: Niels Mikkelsen, Sonofon, Denmark

the company has a competent management with clear internal apportionment of responsibility and work.

The Board can choose to prepare issues in subcommittees which have been set up in order to process specific issues. Two such subcommittees have been set up.

Telenor's Remuneration Committee consists of three shareholder-elected Board members. The Chairman of the Board is also the Chairman of the Committee. The Vice Chairman of the Board is also a Committee member. The Committee's third member shall be elected by the Board's shareholder-elected members for a period of two years. The Committee shall meet as required, normally twice annually. On behalf of the Board, the Committee evaluates the total remuneration to the CEO and the policy for remuneration to managers.

Telenor established its Audit Committee in 2003. The Committee consists of two members from the Board, one of which having been approved by the Board to meet the requirements of being a Financial Expert in accordance with US standards. The Audit Committee shall meet at least three times per year, for the purpose of identifying, understanding and evaluating operational and financial risks. This shall include a thorough evaluation of the company's financial reporting, auditing, and established procedures for advance approval of the auditor's remuneration, and also the handling of complaints from the employees in respect of accounts, control and audits.

These committees do not have any independent decision-making powers other than those assigned to them by the Board.

THE CEO

The CEO is in charge of the day-to-day management of operations in Telenor ASA and the Telenor Group. The CEO is responsible for ensuring that the company and Group are organised, run and developed in accordance with current legislation, regulations and resolutions passed by the Board, the Corporate Assembly and the AGM.

The Board has devised guidelines and procedures for the CEO, covering the management of the Telenor Group, the management of ownership interests, the powers of the CEO, the CEO's submission of issues to be determined by the Board and the CEO's obligation to report to the Board.

Guidelines on the exercise of authority in the Telenor Group have been drawn up pursuant to the guidelines and procedures for the CEO.

As a part of the day-to-day management and running of the company, the CEO will be an owner representative in subsidiaries, provided that the issues in question do not require that they are handled by the Board, Corporate Assembly or the AGM.

At the election to the boards of Telenor's subsidiaries, such election of the board, and its functions, shall be made in accordance with Telenor's principles of corporate governance. Standard guidelines and procedures for the Board were approved in 2003 for Norwegian subsidiaries in the Telenor Group. The management and culture development in international subsidiaries is implemented according to principles that are set down under the common term "The Mobile Way".

THE GROUP MANAGEMENT

The Group Management consists of the heads of the key business areas and functions at Telenor. Issues of an important strategic, financial or fundamental matter to the company are dealt with in the Group Management's weekly meetings, including the preparation of items for the Board, the Corporate Assembly and AGM, and also including strategy, ongoing follow-up of activities and coordination between the company's senior managers etc.

MANAGEMENT MODEL

Telenor has established a management model whereby goals are set, and results followed up in a systematic way. This applies to a number of vital financial matters, such as operational results, capital return and cash flow, and is also applicable to a number of non-financial matters relating to Telenor's position in the market, including its capacity for innovation, internal routines and responsibilities as an employer. These financial management matters are followed up in the financial management Business Review, at Board meetings and through the company's incentive system.

ACCOUNTING AND FINANCIAL REPORTING

In accordance with Norwegian law, strict accounting and financial reporting requirements must be met. Telenor is also subject to further accounting and financial reporting requirements according to US regulations.

The compilation of quarterly reports, annual reports and 20-F shall be in accordance with Norwegian and US principles and regulations for accounting. Routines have been established to ensure that such information is accurate and complete. In addition, a Business Review and Financial Review are also conducted.

Business Review is the Group's quarterly results follow-up, additional to the follow-up of the boards in the business units. The purpose is the strategic control and follow-up of results based on the prevailing strategic objectives and value drivers.

As a supplement to Business Review, a Financial Review is held in each of the Group's business areas. The purpose is to analyse the economic and financial situations in such a way as to form the basis for external reporting and analyst presentations.

RISK MANAGEMENT AND INTERNAL CONTROLS

Risk management and internal controls is one of several topics that are included in the company's 20-F reporting to the Securities Exchange Commission (SEC) under US legislation.

In connection with the annual reporting to the SEC (20-F), Telenor's CEO and CFO must personally certify that the information given in 20-F is a correct and accurate reflection of the company's activity, and that effective control routines are adhered to throughout the year.

The Disclosure Committee supports the company's efforts to meet requirements for financial reporting. The Committee issues guidelines for reporting, provides follow-up and helps to ensure that requirements are met. The Committee is chaired by the CFO, and consists of members who have relevant expertise.

The Compliance Officer shall give quality assurance that the company acts in accordance with applicable law, regulations and legally binding directions issued by public authorities, and furthermore, that internal conduct in the organisation does not conflict with Telenor's own regulations and guidelines. The Compliance Officer reports to the CEO.

The Investment Committee shall give quality assurance of the company's investments, including acquisitions and sales of activities. Investments of a certain size are dealt with by the Investment Committee, the evaluation of such investments shall subsequently be returned to the Investment Committee for a final analysis. The Committee, which functions in an advisory capacity to the CEO and Group Management, is chaired by the CFO and consists of members who have relevant expertise. The company has devised a policy for the investment criteria to be used in the processing of such issues.

In order to ensure overall financial steering and control, the company has established a central finance function, Telenor Finance. Telenor Finance works in accordance with the guidelines of Telenor's Finance Policy, which determines rules for capital structure, debt structure, profit liquidity and counter risks, as well as the capital structure and financing of subsidiaries and financial investments.

The Group Auditor helps to ensure good risk management and provides follow-up of general steering and control functions through random testing, hereunder ensuring compliance with internal steering directions. The Group Internal Auditor reports to the CEO and in some cases to the Audit Committee and the Board.

Based on Telenor's values and its Codes of Conduct, the Ethical Council helps to ensure a high level of ethical awareness at Telenor. The Council is an independent forum where issues related to ethics and the reputation of the company can be discussed. The Council has no decision-making powers, but makes recommendations to the management of Telenor. The Council is chaired by the CEO and is made up to enable attitudes from various parts of the operation to be reflected.

REMUNERATION TO THE CORPORATE ASSEMBLY, BOARD AND NOMINATION COMMITTEE

Remuneration to the Corporate Assembly is fixed by the AGM. Remuneration to Board members that are elected by the Corporate Assembly is fixed by the Corporate Assembly. Remuneration to the Nomination Committee is fixed by the shareholder-elected members of the Corporate Assembly. In all such cases, remuneration is based on the Corporate Assembly's, the Nomination Committee's and the Board's responsibilities, expertise, time spent and the complexity of the activity.

AUDITOR

In accordance with Norwegian and US regulations, Telenor is subject to strict requirements for auditing, including restrictions on the type of work the auditor can undertake and prior approval from the Audit Committee of all services carried out by the auditor. Partner rotation is a further requirement, and the auditor cannot be employed by the company for a period of one year after having carried out auditing work for the company.

The auditor provides the Board with an annual written confirmation that he meets a number of requirements, including independence and objectivity requirements.

The company's auditor presented the main features in a plan for the execution of the auditing work to the Audit Committee in 2003. The auditor attends meetings of the Audit Committee and Board meetings that deal with the Financial Statements. In addition to this, the auditor attends Board meetings at least once a year to review the report on the auditor's view of the company's accounting principles, risk areas, internal control routines etc.

At the AGM, the Board gives an account of the auditor's remuneration divided into statutory auditing work and remuneration linked to other defined work.

GROUP MANAGEMENT

Telenor's Group Management consists of eight members: Group CEO, CFO, CTO and the heads of the business and market areas.

JON FREDRIK BAKSAAS
has been President and CEO of Telenor since 21 June 2002. He joined Telenor in 1989 and was made Deputy CEO in 1997. Baksaas has held positions as Finance Director, Executive Vice President and CEO of TBK AS. Before joining Telenor, Baksaas held finance-related positions in Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. He is a board member of Svenska Handelsbanken AB. Baksaas holds a Master of Science in Business Administration from the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications from IMD in Lausanne, Switzerland.

ARVE JOHANSEN
has been Senior Executive Vice President since 1999 and CEO of Telenor Mobile since 2000. He joined Telenor in 1989 and has held several positions, including CEO of Telenor International AS. Before joining Telenor, he was Executive Vice President of EB Telecom, Research Engineer at the Norwegian Institute of Technology, and has also worked at ELAB. Johansen graduated as an electronics engineer (telecommunications) from the Norwegian Institute of Technology in Trondheim and has participated in the Program for Management Development at Harvard Business School, Harvard.

TORSTEIN MOLAND
joined Telenor as Executive Vice President with responsibility for finance (CFO) in 1997. He has been Senior Executive Vice President of Telenor since 2000. Prior to taking up this post, he was Governor of Norges Bank and President of Norske Skog. He also served at the Norwegian Ministry of Finance where he developed economic policies. He was later appointed State Secretary to the Prime Minister. Moland is a graduate economist with additional qualifications from Massachusetts Institute of Technology.



From left: Morten Karlsen Sørby, Jan Edvard Thygesen, Åsmund Løset, Jon Fredrik Baksaas, Torstein Moland, Berit Svendsen, Stig Eide Sivertsen, Arve Johansen.

The photos of the Group Management were taken with a mobile camera.



Åsmund Løset photographing Torstein Moland.



Arve Johansen, Stig Eide Sivertsen and Jon Fredrik Baksaas photographed by Torstein Moland.



Stig Eide Sivertsen photographing Morten Karlsen Sørby, Berit Svendsen and Jan Edvard Thygesen.

BERIT SVENDSEN
has been Executive Vice President for Technology (CTO) since 2000. She joined Telenor in 1988 and has held a number of different positions, most recently as Project Director for FMC (Fixed Mobile Convergence) and as CEO of data services before she was appointed Executive Vice President and CTO in 2000. Svendsen has a Master of Science in Electrical Engineering from the Norwegian University of Science and Technology and a Master of Technology Management from the Norwegian School of Economics and Business Administration in Bergen and Massachusetts Institute of Technology.

JAN EDVARD THYGESEN
has served as Executive Vice President and CEO of Telenor Networks Services AS since 1998. Since 6 January 2004 he has been Executive Vice President and CEO of Nordic Mobile. He joined Telenor in 1979 and has held several positions including Executive Vice President of Telenor Mobil, CEO of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and CEO of Telenor Nett AS. He has also previously been CEO of Esat Digifone. Thygesen graduated in electronics and telecommunications at the Norwegian Institute of Technology in Trondheim.

ÅSMUND LØSET
became Executive Vice President and CEO of Telenor Networks on 6 January 2004. He joined Telenor in 1996 as Executive Vice President of Telenor Nett, having previously held the position of Director of Shared Services with Uni Storebrand, with responsibility for IT, economy and legal services. At Telenor, Åsmund Løset's responsibilities have included Telenor's Stock Exchange introduction, Telenor's efficiency programme Delta4, and in 2003 he was Deputy CEO of Telenor Networks. Løset holds a Master of Science in Business Administration from the Norwegian School of Economics and Business Administration in Bergen.

MORTEN KARLSEN SØRBY
has been Executive Vice President and CEO of Telenor Norge since 1 January 2003. He joined Telenor in 1993 and has held a number of different positions in the group, including Executive Vice President of Telenor Mobile and Finance Director and CEO of Telenor International. He has previously worked at Arthur Andersen & Co in Oslo, primarily in IT, telecommunications and media. Sørby holds a Master of Science in Business Administration and is a state authorised public accountant (Norway). He also has qualifications from IMD in Lausanne, Switzerland.

STIG EIDE SIVERTSEN
is Executive Vice President and CEO of Telenor Broadcast. He joined Telenor in 1997 as Finance Director for Telenor Link AS. He has previously held positions as CEO of Nettavisen and Finance Director at Petroleum Geo-Services ASA and Schibsted ASA. Stig Eide Sivertsen studied law at the University of Bergen and has an MBA from Durham University.

MOBILE

In 2003, 42 per cent of Telenor's external revenues were derived from its mobile operations. Mobile is Telenor's principal focus area for future growth. Continued development of the mobile activities is vital to the Group's positioning as an international telecommunications player.



Curious about new technology.

Photo: Ong Chau Hsi, DiGi, Malaysia

INTRODUCTION
Mobile is Telenor's business area for development and operation of mobile services for voice, data, Internet, content services and electronic commerce in the Norwegian, Nordic and international markets. As at 31 December 2003, Mobile had ownership interests in 12 mobile operations in 12 countries. Six of these were consolidated in Telenor's accounts as at 31 December 2003, and Sonofon was consolidated as from 12 February 2004. Four companies in the mobile portfolio are associated companies, whereas Telenor disposed of its financial ownership share in Cosmote on 26 February 2004. The international commitments are geographically concentrated in selected countries in Europe and South East Asia.

In 2003, Mobile defined and emphasised its strategy known as "The Mobile Way" where the aim is to put greater focus on creating synergy effects between the mobile operations and to encourage increased industrialisation.

CONSOLIDATED SUBSIDIARIES:
Telenor Mobil AS is Norway's leading provider of mobile services. The company provides services to both the private and business markets, spanning from text and image messaging to mobile exchange solutions. Telenor Mobil launched sound and image messaging (MMS) in 2002, and is strongly committed to mobile Internet, m-Commerce and mobile data services. When Telenor Mobil opens its third generation mobile network (UMTS) for commercial use, the current services will be extended, faster and more advanced.

Telenor Mobil was established in 1993 and provides services in both the GSM and NMT networks. The NMT 450 network will be operational only throughout 2004. GSM covers 99.2% of the population in their homes, and coverage is continuously expanded.

Pannon GSM, Hungary was established in 1993 and is the second largest of three mobile operators in Hungary. Telenor was involved in founding the company, and as from February 2002 it has held a 100% ownership share, after increasing its share by 74.22%. Pannon launched commercial


12
10
8
6
4
2
0
99
00
01
02
03

Mobile subscriptions outside Norway 1999–2003, (based on Telenor's proportional ownership interests in millions)


2,000
1,600
1,200
800
400
0
99
00
01
02
03

SMS and content messages in Norway 1999–2003 (millions)

Key figures Mobile 2001–2003

(in NOK millions)	2003	2002	2001
Revenues	23,810	20,346	12,558
EBITDA	9,567	7,482	4,067
Operating profit	5,224	1,414	2,495
Associated companies	1,639	(2,030)	9,677
Investments	3,762	12,625	7,211
No. of man-years	6,924	6,551	4,217

Opening a new store.


SONOFON

Photo: Patricia Brinkbo, Sonofon, Denmark

My wedding dance.



Photo: Oksana Vitchenko, Kyivstar, Ukraine

Self-portrait in mirror at fancy-dress ball.



Photo: Finn-Gunnar Frostad, Telenor Mobile, Norway

operations for its GSM 900 network in 1994, and opened its GSM 1800 network early in 2001. GPRS was launched in 2001, and Pannon was the first operator in Hungary to offer national coverage. The company plans to participate in the auction bidding for UMTS licences if the conditions are right. Penetration in Hungary at year-end 2003 was 79%. Also during the course of 2003, Pannon had solid growth in the business sector, plus a solid increase in contract subscriptions. The company launched the "young at heart" subscription djuice in November 2003. Pannon was the first company in Europe to accomplish an EDGE call in 2003. Number portability for mobile communications will be introduced in the Hungarian market during 2004.

DiGi.com Berhad, Malaysia was established in 1995 and is one of three mobile operators in Malaysia. Telenor became part owner in 1999 and as at 31 December 2003 holds an ownership share of 61.0%. DiGi.Com has been listed on the stock exchange in Kuala Lumpur since 1997. The company operates a GSM 1800 network and launched GPRS in 2002. DiGi.com has a special focus on younger subscribers. The company made a strategic decision in 2002 not to apply for a UMTS licence, and aims to offer its customers 3G access through partnerships with other network operators. The Malaysian mobile industry has seen a number of consolidations and takeovers in 2003, which have reduced the number of operators from five to three. DiGi.com increased its market share in 2003.

Kyivstar GSM, Ukraine was established in 1997. Telenor became part owner in 1998, and as at 31 December 2003 holds an ownership share of 55.35%. The company operates a national GSM 900 network and a GSM 1800 network. In September 2003, an amendment to the 1995 telecommunications legislation took effect, preventing operators from charging their own subscribers for incoming calls. This has contributed to increased use and an increase in the number of customers. Even with a 64% increase in the number of subscriptions from 2002, plus an increased share of prepaid card subscriptions, Kyivstar managed to increase ARPU during 2003 as a result of increased average use per subscriber. The penetration in the Ukraine increased in the same period from 8% to 14%.

GrameenPhone Ltd., Bangladesh was established in 1997 and is the largest of four mobile operators in Bangladesh. Telenor became part owner in 1997, and as at 31 December 2003 it holds an ownership share of 51%. GrameenPhone launched its GSM 900 network in 1997 and the company is the only one in Bangladesh with nationwide service coverage. GrameenPhone has developed a rural network with a special Village Phone programme. The company had more than one million subscribers in 2003.

Telenor Mobile Sverige, Sweden was, in 2001, by means of an agreement with Europolitan AB (Vodafone SE), established as a service provider through the brand

Welcome to DTAC. Thailand.



Photo: Morten Lundal, Telenor, Norway

Excursion day at work.



Photo: Róbert Tóth, Pannon GSM, Hungary

Close friends on Lake Balaton. Hungary.



Photo: Balázs Illés, Pannon GSM, Hungary

name djuice.se. In 2002, Telenor signed an MVNO agreement with Tele2. This agreement gives Telenor the capability to provide GSM and UMTS services via Tele2's network in Sweden. djuice was re-launched through this MVNO agreement in the first quarter of 2003. djuice has a purely web-based sales outlet, and provides both prepaid cards and subscriptions through its web site. Telenor Mobile Sverige provides its corporate customers with a combined mobile/fixed network solution via Telenor AB in Sweden. Telenor Mobile Sverige was integrated with Nordic Mobile on 6 January 2004.

ASSOCIATED COMPANIES AND JOINT VENTURES:

Sonofon Holding A/S, Denmark was established in 1991 and is the second largest of four mobile operators in Denmark. Telenor became part owner in 2000 with an ownership share of 53.5%, and signed an agreement in December 2003 to purchase the remaining 46.5% of the shares. Sonofon operates GSM 900 and 1800 networks; GPRS was launched in 2000, and broadband via Fixed Wireless Access in 2001. MMS services were introduced in 2002. In 2003, the company launched a web-based product known as "Selvhenter" in order to meet the competition from such operators as Telmore. The company was consolidated as a subsidiary of Telenor from 12 February 2004, and was integrated with Nordic Mobile, on 6 January 2004.

VimpelCom, Russia was established in 1992 and is Russia's second largest mobile operator, and the market leader in the Moscow region. Telenor became part owner in 1999, and was as at 31 December 2003 holding an ownership share of 28.98%. The company is listed on the New York Stock Exchange. VimpelCom operates a D-AMPS network in addition to GSM 900 and 1800 networks. It launched GPRS in 2001. The company's operations outside the Moscow region are managed by the subsidiary VimpelCom-Region. It was decided at an extraordinary general meeting held in October 2003 to merge VimpelCom and the subsidiary VimpelCom-Region. After the merger, Telenor will hold an ownership share of 29.9% in VimpelCom. At the end of 2003, VimpelCom held licences covering 92% of the Russian population. In February 2004, the company had operations in 55 regions, from the Baltic Sea to Siberia.

Total Access Communication Company PCL (DTAC), Thailand was established in 1989 and is Thailand's second largest mobile operator. Telenor became part owner in 2000, and was as at 31 December 2003 holding a total ownership share, directly or indirectly, of 40.3%, with 29.90% in DTAC and an indirect ownership share of 24.9% through its former parent company, United Communication Industry PCL (UCOM). DTAC is listed on the Singapore stock exchange and UCOM on the stock exchange in Thailand. DTAC operates an AMPS 800 mobile service and a GSM 1800 service. GPRS was launched in 2002. In 2003, the company positioned itself as the most innovative mobile operator in Thailand.

ONE, Austria (formerly Connect Austria) was established in 1997 and is the third largest of four mobile operators in Austria. Telenor became part owner in 1997, and was as at 31 December 2003 holding an ownership share of 17.45%. ONE operates a nationwide GSM 1800 network and provides Internet and fixed line solutions to the market. GPRS was launched in 2002. In 2000, the company was awarded a UMTS licence through auction.

ProMonte GSM, Montenegro was established in 1996 and is Montenegro's first mobile operator. Telenor became part owner in 1996, and was as at 31 December 2003 holding an indirect ownership share of 44.1% through its shareholding in ETL Luxembourg.

THE YEAR 2003

In 2003, Mobile defined and reinforced "The Mobile Way" strategy, with emphasis on strengthening the hold on the company through industrialisation and synergies. Additionally, the investment strategy remains firm, namely by buying stakes in companies which are attractive and hold possibilities for gaining operational control, and further exit companies which are not attractive and which offer no possibilities for gaining operational control. Where the conditions are right, "greenfields" may also be of interest in regions in which Mobile already has a presence.

Telenor sold part of its shareholding in Cosmote in 2003, at a price of approximately NOK 2.1 billion, giving Telenor a gain before taxes of NOK 1.5 billion. Telenor sold its remaining Cosmote shares in 2004, at a price of approximately NOK 3.1 billion, giving Telenor a gain before taxes of approximately NOK 2.6 billion.

Focus in 2003 and in 2004 has been, and will continue to be implementing ARPU-increasing measures, rather than look for new pioneering technical innovations.

On 18 February 2004, the GSM Association (GSMA) ranked Telenor Mobile as the twelfth largest GSM operator in the world, which earned Senior Executive Vice President Arve Johansen a seat on the GSMA Board of Directors.

On October 1, Telenor Mobil and Pannon GSM, together with seven other mobile operators, formed a European mobile alliance where the Telenor-associated company ONE is also a member. The new alliance will cover the individual companies' areas in Europe. The aim of the alliance is to be quick to implement new, innovative products and services across country borders, and to seek collaborations in such areas as technology and sales. From 1 April 2004, the alliance was expanded to include Sonofon.

In the Ukraine, an amendment to the telecommunications legislation took effect in September 2003, prohibiting operators from charging their own subscribers for incoming calls. As a result, Kyivstar registered an increase in both its number of subscriptions and use per subscriber.

The "young at heart" subscription djuice was launched in three countries in 2003, first in Telenor Mobil in Norway, then in Telenor Mobile Sverige in Sweden and finally in Pannon GSM in Hungary.

In 2003, a considerable effort was put into handling of the large customer growth successfully, not least through ensuring the quality of the networks.

In December, Telenor entered into an agreement with BellSouth, for the acquisition of BellSouth's remaining ownership share of 46.5 per cent in the Danish mobile operator Sonofon, against DKK 3.050 million. The transaction was completed on 12 February 2004. Nordic Mobile was established on 6 January 2004 to secure comprehensive services and create synergies.

VALUE CREATION

Throughout 2003, Telenor strengthened its position as a mobile operator, primarily through continued growth in the international markets. At year-end 2003, the total number of subscriptions in Telenor's portfolio of mobile companies was 34.8 million, compared with 25.2 million the previous year – on a 100% basis. The number of subscriptions in consolidated companies was 11.4 million, whilst the pro rata figure was 15.5 million. Kyivstar had a substantial increase and exceeded three million subscriptions in 2003.

In 2003, Telenor continued its work of further developing the mobile companies. Part of "The Mobile Way" strategy is to maximise the cash flow in mature markets, ensure organic growth in other markets, seek to gain control over companies, or else exit them, and finally to evaluate new possibilities for growth. Under the motto "10 Cents a day", Telenor is seeking to increase ARPU in its mobile operations. This means that if each customer sends two extra text messages every day, makes one extra call, sends two extra images per week, downloads one extra Java game, or browses through an extra news item every day, ARPU will increase dramatically. It is therefore not through the pioneering technical innovations that Telenor envisages the growth being secured.

In 2003, 35 per cent of Telenor's external revenues were derived from its fixed network activities. Stable revenues, reduced costs and moderate capital expenditure resulted in a solid cash flow in 2003. Revenues from fixed telephony have seen a slight drop, but are compensated through increased revenues from ADSL and wholesale. The operations in Sweden are showing growth.



Barefooted best friends. Norway.

Photo: Beate Brun, Telenor, Norway

INTRODUCTION

Telenor has fixed network activities in Norway, Sweden, the Czech Republic and Slovakia. As from December 2003, the activities in Russia are run through an associated company. Norway accounts, however, for the main part of the activity and is responsible for approximately 90% of the revenues generated in the Fixed business area.

Through Fixed Norway, Telenor is the leading supplier of fixed network services to the Norwegian market. The business and residential markets provide communications solutions within analogue (PSTN) and digital telephony (ISDN), ADSL, Internet access, data services, value-adding services and leased lines. A broad range of services is provided to operators and service providers in the wholesale market, from access to basic infrastructure, to more comprehensive network services that are re-sold through other companies. Solutions such as direct dialling and capacity are provided on an international basis.

Fixed Sweden consists of Telenor AB/Utfors AB, which provides the business market with telephony and data services. Telephony, ADSL and IP-based services are offered in the wholesale market. Fixed Sverige also holds an ownership share of 37.5% in Glocalnet AB, a listed company providing fixed network services to the Swedish residential market.

Internet access and data communication services are provided to the business and wholesale markets in the Czech Republic and Slovakia. As at 31 December 2003, Telenor also had a 20.4% ownership share in the Russian listed company Golden Telecom.

THE YEAR 2003

Telenor has provided the resale of subscriptions to other operators in the Norwegian market since 1 January 2003. From November the operators could also choose between several IP wholesale services.

Telenor is committed to the supply of mobile business solutions, and has entered into an agreement to provide wireless WLAN zones at 300 service stations in Norway.


20,000
16,000
12,000
8,000
4,000
0
99
00
01
02
03

PSTN/ISDN generated traffic in Norway
1999–2003 (Minutes in millions)


2.0
1.5
1.0
0.5
0.0
99
00
01
02
03

ISDN subsriptions (lines) in Norway
1999–2003 (Lines in millions)

Key Figures Fixed 2001–2003

(in NOK million)	2003	2002	2001
Revenues	20,509	20,022	19,691
EBITDA	6,665	5,597	5,546
Operating profit (loss)	2,531	731	1,035
Associated companies	8	(5)	(874)
Investments	2,161	3,530	5,528
No. of man-years	6,087	7,215	7,766

Egg-and-spoon-race on Constitution Day. Norway.



Photo: Bjornar Aarnes, Telenor, Norway

The sky, the sea and a glimmer of hope. The Azores. Portugal.



Photo: Ludmila Tugarina, Telenor, Russland

Round dance in the yard. Norway.



Photo: Karin Laukøy, Telenor, Norway

As at 31 December 2003, Telenor held an ownership share of 90% in Utfors. In December 2003, Telenor implemented a redemption process to enable the acquisition of the remaining shares in the company. The operation is marketed under the name Telenor AB.

In December, Telenor exchanged 100% of the shares in Comincom/Combellga against an ownership share in the Russian listed company Golden Telecom. As at 31 December 2003, Telenor's ownership share was 20.4%.

VALUE CREATION

Despite the increasing competition, migration of voice traffic to the mobile network and fewer active lines, Revenues in 2003 were stable in the Norwegian fixed network market. Systematic market efforts and increased revenues from ADSL and wholesale have compensated for lower telephony revenues. Revenues per access line also increased.

Reduced annual capital expenditure since 2001 show that Fixed can now reap the rewards from early digitalisation and improvements to the network. The tempo of the ADSL rollout is determined by customer demand. A total of 80% of the investments in infrastructure are customer driven, whilst 20% are steered by operational requirements. This is mainly related to systematic efforts to increase the efficiency of processes and operations.

The broadband market is experiencing strong growth. In 2003, Telenor's market penetration increased by an average of 10,000 accesses per month. At year-end 2003, preparations had been made whereby 67% of the households in Norway were able to use ADSL. 75% of all installed ADSL lines are supplied on Telenor's platform. The remaining 25% are based on operator access, which at year-end was 80,000. Telenor had 177,000 online ADSL subscriptions and 56,000 on re-sales. Telenor's market share in the end user market for ADSL dropped from 63% at the end of 2002 to 58% at the end of 2003.

Our subscribers generated 15,385 million traffic minutes in 2003, which is a drop of 11% from 2002. The reduction was 10% in the residential market and 13% in the business market. Telenor's market share for PSTN/ISDN generated traffic in the end user market was 70% in 2003 compared with 72% in 2002. The market shares in 2003 in the residential and business markets were 67% and 74% respectively, compared with 70% and 76% in 2002. At year-end 2003, Fixed Norge had 1,308,000 telephony subscriptions (PSTN), in addition to 1,682,000 ISDN subscriptions (lines). Compared to the situation at year-end 2002, this entailed a reduction of 159,000 telephony subscriptions and 146,000 ISDN subscriptions (lines) respectively. The ISDN penetration is 35%, one of the highest in the world.

The integration between TBS and Utfors AB in Telenor AB was completed in 2003. Costs have been reduced and the underlying business activity shows stable growth and increased volumes. Telenor is the strongest challenger to TeliaSonera in the Swedish business market.

As at 31 December 2003, Telenor held an ownership share of 20.4% in Golden Telecom. The company is the largest alternative supplier of voice, data and Internet services in Russia and can refer to a positive development in revenues and results.

In 2003, 9 per cent of Telenor's external revenues were derived from Broadcast. The acquisition of Canal Digital and cost reductions through the Delta4 programme have created synergies and increased profitability. Our primary objective for Broadcast is to strengthen our position as the leading TV distributor in the Nordic region.



Powdered snow, two meters deep, awaits in Val d'Isere, France.

Photo: Andreas Enersen, Telenor Mobil, Norway

INTRODUCTION

Telenor is the largest Nordic distributor of TV services to the residential market in the Nordic region, both via cable and satellite. Broadcast also operates the Norwegian terrestrial network for radio and TV broadcasting. Through utilising three geostationary satellites, Broadcast is the leading provider of satellite transmission to the Nordic region. Broadcast's position as the leading player within TV distribution in the Norwegian and Nordic markets was further developed in 2003.

In 2003, Broadcast consisted of the following areas of activity:

Distribution is the largest provider of TV services to the residential market in the Nordic region, offering basic TV services, Pay-TV and interactive services in the Nordic region to subscribers with satellite dishes and cable TV, as well as operators and households in small antenna TV networks. The cable TV activity also provides Internet connection via cable TV in certain areas. We provide TV distribution to more than 2.5 million households and businesses.

Transmission provides transmission services to broadcasters via Satellite Broadcasting and Norkring.

Other activities include Conax, which provides access control technology, business area functions in Broadcast and associated services.

THE YEAR 2003

The EU Commission approved the agreement between Canal + and Telenor Broadcast for the purchase of Canal Digital. The year 2003 was the first full year of operation for Canal Digital in Broadcast. Cost reductions via the Delta4 programme and streamlining and synergies created in Canal Digital all contributed significantly to Telenor Broadcast's positive financial results.

Broadcast can refer to an increase in the number of TV customers and in market shares in 2003. This, together with increased average revenue per user (ARPU) and cost reductions



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Key Figures Broadcast 2001–2003

In NOK millions	2003	2002	2001
Revenues	4,820	3,605	2,626
EBITDA	1,229	499	344
Operating profit (loss)	181	(475)	(726)
Associated companies	(84)	(264)	(546)
Investments	266	2,769	1,711
No. of man-years	809	972	943

Finally reaching the summit. Norway.



Photo: Morten Djuvik, Telenor, Norway

Mirror, mirror on the wall... Norway.



Photo: Julius E. Støback, Telenor Mobil, Norway

Winter wonderland. Norway.



Photo: Julius E. Støback, Telenor, Norway

by means of manpower reductions and restructuring etc., is the main reason for Broadcast posting good results. Revenues and the operating profit margin have both increased compared to the previous year.

VALUE CREATION

In 2003, Telenor consolidated its position as the largest supplier of TV services to the Nordic private market, both with regard to the number of paying subscribers and to the extent of coverage. The company is also the Nordic region's largest provider of transmission services to broadcasters. At the end of 2003, Telenor distributed TV, directly or indirectly, to more than 3 million households in the Nordic region.

As at 31 December 2003, Telenor had a total of 2,465,000 TV subscribers in the Nordic region, which is an increase of 2.5% compared with 31 December 2002. As at 31 December 2003, the number of subscribers with satellite dishes was 763,000, which is an increase of 8.8% compared with 31 December 2002. The market share of Pay-TV in the satellite market in the Nordic region increased from 61% in 2002 to 63% in 2003. The number of cable TV subscribers increased by 33,000 to 604,000 at year-end 2003. The number of households in smaller closed cable TV networks was 1,098,000, which is a reduction of 3.1% compared to 31 December 2002. These figures reinforce Broadcast's leading position in the Nordic market.

Increased revenues and positive results from cost reductions have contributed to improved margins, and customer churn dropped from 19% in 2002 to 16% in 2003.

Transmission also had a strong year, with improved margins in 2003 despite revenues being somewhat lower than the previous year as a result of the shutdown of analogue transmissions and overcapacity in the market.

In 2003, Broadcast acquired 44.8% of the shares in APR Media Holding AS in exchange of shares Telenor held in A-pressen ASA.

OTHER UNITS

Telenor has substantial activities in addition to the three business areas, also including various staff and support functions: EDB Business Partner, Telenor Satellite Services, Telenor Satellite Networks, Teleservice, Telenor R&D, Telenor Key Partner, Telenor Venture and Telenor Eiendom.

At your service.



Photo: Timea Berkiné Terenyei, Pannon GSM, Hungary

Mascot on my desk.



Photo: Eli Nilsen, Telenor, Norway

On people-friendly street. Denmark.



Photo: Halvard Henriksen, Telenor, Norway

EDB BUSINESS PARTNER ASA

At year-end 2003, Telenor held an ownership share of 51.8% in EDB Business Partner ASA. EDB Business Partner ASA is one of the Nordic region's leading IT groups, with revenues in 2003 of NOK 4.3 billion and around 2,500 employees. EDB Business Partner is a supplier of software solutions and offers management services with special expertise in telecommunications, banking and finance. EDB Business Partner has a strong presence in the Norwegian market, as well as in the US, Sweden, the UK, Switzerland and Spain.

SATELLITE SERVICES

Satellite Services is wholly owned by Telenor, and supplies satellite-based voice and data services for use on land, in shipping and the offshore industry and in aviation. Subsequent to the acquisition of Telenor Satellite Services Inc. (formerly COMSAT Mobile Communications) in January 2002 and Marlink (formerly Sait Communications) in 2001, Telenor Satellite Services has become one of the world's leading suppliers of global, mobile communications solutions via satellite. The services are marketed through a broad international chain of distributors as well as from own offices around the world.

SATELLITE NETWORKS

Satellite Networks is wholly owned by Telenor, and supplies satellite-based communication solutions and VSAT technology to the business market and national and international organisations. The company's complete communications solutions encompass network design, implementation, management and service. The services are supplied through subsidiaries in Norway, the Netherlands, Slovakia and the Czech Republic.

TELESERVICE

Teleservice is wholly owned by Telenor, and responsible for Directory Enquiries 1881, International Directory Enquiries 1882, MeetAt 07777 (telephone and data conferences) as well as other Contact Centre services. The company aims at making information and communications services easily accessible to users. In February 2002, the market for directory enquiries was opened to competition in Norway, but Directory Inquiries 1881 still has a dominant position in the Norwegian market with 70% of the traffic.

RESEARCH AND DEVELOPMENT

Telenor Research and Development makes an important contribution to Telenor's value-adding services through strategic consultancy, innovation and improvement of existing solutions. The research and development activity is mainly linked to future broadband networks and mobile systems, as well as new services and customer solutions across different networks. R&D also carries out work on new business models and takes part in strategic processes in the Telenor Group. R&D is Norway's largest research community in the field of ICT, and is regarded as one of the leaders in specific areas within European research collaboration.

TELENOR KEY PARTNER

Telenor Key Partner is wholly owned by Telenor, and supplies technology-based administrative services to the group's business areas and subsidiaries. Telenor Key Partner is a driving force in achieving standardisation and quality improvements in the administrative running of the whole Group. The company's services are based on viable business principles and market-oriented prices.

VENTURE

Telenor Venture is seeking to create value through active ownership by investing in companies in the fields of telecommunications and IT. Telenor Venture II ASA was established in 2000 with the purpose of continuing and expanding the investment activities, and in December 2002, Telenor Venture III was established to continue activities formerly organised under Telenor Innovasjon AS and other parts of the Telenor Group. Telenor's ownership share in Telenor Venture AS was sold at the end of 2003. The ownership share in Telenor Venture II ASA is 50.1% and 100% in Telenor Venture III AS. The Telenor Venture companies are managed and administered by TeleVenture Management AS in which Telenor has an ownership share of 23.9%.

EIENDOM HOLDING

Eiendom Holding is wholly owned by Telenor. At the end of 2003, the company managed approximately 1 million square metres of owned and leased floor space spread out over approximately 4,500 buildings. The company's main task is to ensure that the Telenor Group has at its disposal sufficient premises to allow its main activities to be performed in a cost effective manner.

Report of the Board of Directors, Financial Review and Accounts 2003

REPORT OF THE BOARD OF DIRECTORS

In 2003, Telenor established a good platform for further value creation. The year was characterised by profitable growth in the international mobile activities, a solid position in the competitive domestic market and continued efficiency improvements in operations.

At the end of 2003, Telenor's financial position was solid, with improved margins and strong cash flow in 2003. Revenues amounted to NOK 53.1 billion in 2003. This represents a growth of NOK 4.3 billion, or approximately 9%, compared to 2002.

The Board of Directors notes that the Telenor share has performed better than average in the sector.

The Board is satisfied with the efforts that have been made in the Delta4 programme for operational efficiency. In addition to improving the efficiency of operations beyond what was set out in the Delta4 programme, a new cost awareness has been installed in all parts of the Group.

In 2003, Telenor simplified the international mobile portfolio and continued its work of creating synergies. The acquisition of the Danish mobile company Sonofon has formed the basis for a further strengthening of Telenor's position in the Nordic region, with regard to customers, but also by creating synergy effects and improvement benefits in the mobile activities. The acquisition of Sonofon required approval from the Danish authorities and the EU, and the takeover was completed in February 2004, once such approvals were granted.

For the purpose of strengthening and coordinating Telenor's mobile operations, a separate management area, Nordic mobile, was established at the time of the takeover of Sonofon.

In line with the Board's directions for development of the mobile portfolio, Telenor sold 9% of the shares in the Greek mobile company Cosmote in 2003, as well as its minority shareholding in the Russian mobile operator StavTeleSot. The remaining 9% of the Cosmote shares were sold in February 2004. The ownership share in GrameenPhone (Bangladesh) was increased in 2003. The total number of subscriptions in the mobile companies in which Telenor's has ownership shares was 34.8 million at the turn of the year, a figure that makes Telenor the twelfth largest mobile company in the world.

In order to provide seamless services and improve roaming capabilities in Europe, Telenor was, in October 2003, involved in forming a new mobile alliance, the Starmap Alliance. The alliance had as at 31 December 2003 nine members.

The organisational steps that were taken in the domestic market to strengthen customer orientation has, together with efficiency improvements, secured good market shares and margins despite tough competition. The market organisation Norge has been further developed during the course of the year. It is now split into two main units, which are responsible for the residential market and the business market respectively. The Board regards these changes as key to increasing customer satisfaction by making Telenor more distinct, simpler and more customer-friendly.

The Board is also satisfied with the activities in Broadcast, being stable and profitable, and holding a strong position in the Norwegian and Nordic markets.

The Board is working systematically to develop Telenor's strategy and will continuously assess the business portfolio in order to ensure that long-term earnings and future value creation are maintained. The main emphasis in the future will continue to be on retaining the strong position in Norway, securing profitable growth in the international operations, creating synergies across the mobile portfolio and on maintaining a continuous and high level of productivity.

The Board has continued its work on the company's governing structures and monitors the development of all legislation and standards that shall secure transparency and accountability in all areas, and which form the basis for the trust on which Telenor is dependent.

Telenor ASA shall create value for its owners. Based on Telenor's financial position and expected capital requirements, the Board has revised the dividend policy for Telenor. The new policy states that Telenor intends to distribute an annual dividend equal to 40%–60% of a normalised net income. The goal is to have a stable increase in the annual ordinary dividend per share.

The Board will propose to the Annual General Meeting (AGM) that a dividend for the financial year 2003 be set at NOK 1 per share. The dividend approved at the AGM will be paid on 25 May 2004 to the shareholders on the date of the AGM. The shares will be traded on the Oslo Stock Exchange, exclusive of dividends, from Friday 7 May 2004. The Board has also decided that the company,

All photos of the Board were taken with a mobile camera. Most of them by the Board Members themselves.



Liselott Kilaas and Harald Stavn photographing themselves.



Einar Førde photographing Bjørg Ven and himself.



Hanne de Mora photographing CEO Jon Fredrik Baksaas.

as from January 2004, acquires own shares in the open market. As at 19 March 2004, the company had purchased 12,810,000 shares in the market. This is a part of the repurchase authorisation adopted and approved by Telenor's AGM on 8 May 2003. As Telenor's largest shareholder, the Norwegian State has undertaken to participate in the repurchase by cancelling a proportionate part of its shares, whereby the State's ownership share will remain unchanged.

At the AGM on 6 May 2004, the Board will propose that the shares held by the company be cancelled, and request that a new authorisation to purchase shares be adopted.

In July 2003, the Norwegian State reduced its shareholding in Telenor from 77.6% to 62.6%.

At year-end 2003, Telenor ASA had 55,234 shareholders. The ten largest owners represented 75.83% of outstanding shares. The company had a share capital of NOK 10,824,127,686, distributed between 1,804,021,281 shares. The Telenor share is quoted on the Oslo Stock Exchange and Nasdaq.

As at 31 December 2003, Telenor's shares were quoted at NOK 43.50 on the Oslo Stock Exchange, compared to NOK 27.00 the previous year. This represents an increase of 61% and the market value of Telenor was NOK 78.5 billion compared to NOK 48.7 billion at the beginning of the year.

During the same period, the Dow Jones European Telecom Index rose by 14%, and the OSE Benchmark Index by 46%. The Telenor share was among the most traded shares on the Oslo Stock Exchange in 2003.

RESULTS

Key figures

In 2003, net income for the Telenor Group was NOK 4,560 million, equal to NOK 2.57 per share. The corresponding figures for 2002 were a net loss of NOK 4,298 million and a loss of NOK 2.42 per share.

In 2003, profit before taxes and minority interests was NOK 7,426 million, compared to a loss of NOK 5,136 million in 2002. The profit before taxes and minority interests was positively affected by special items (gains and losses on disposals, write-downs, expenses for workforce reductions, loss contracts and exit from activities) by a total of NOK 1.1 billion in 2003, whilst the result in 2002 was correspondingly negatively affected by a total of NOK 7.6 billion. Adjusted for special items the result before taxes and minority interests increased by NOK 3.8 billion to NOK 6.3 billion in 2003. This increase was largely related to increased revenues and improved margins from cost reductions, and a positive effect from the consolidation of former associated companies. Telenor's program for improving operational efficiency, Delta4, continued in 2003 and progressed better than originally planned.

A gain of NOK 1.5 billion before taxes was realized in 2003 from the sale of 9% of the shares in the formerly associated mobile company Cosmote. The market values of Telenor's operations experienced a general increase during 2003. No major write-downs were therefore made in 2003. In 2002, Telenor made write-downs of approximately NOK 6.6 billion as a result of decrease in value of which NOK 4 billion was related to international mobile companies. Approximately NOK 0.3 billion was expensed in 2003 in connection with workforce reductions, loss contracts and exit from activities, compared to NOK 1 billion in 2002.

The operating profit for 2003 was NOK 7,560 million compared to an operating loss of NOK 320 million in 2002. Adjusted for special items, the operating profit increased by NOK 3.7 billion to NOK 8 billion in 2003. The increase was related to underlying growth, cost reductions, and the positive effect of consolidating companies. All business areas and other units improved their operating results. The Mobile business area made up 69% of the operating profit in 2003 and contributed with the largest increase compared to 2002. The increase in operating profit in the Fixed business area was mainly generated in Norway. Broadcast had an operating profit of NOK 181 million in 2003 compared to an operating loss in 2002. The total operating loss in other units was significantly reduced compared to 2002.

The result from associated companies was a profit of NOK 1,231 million compared to a loss of NOK 2,450 million in 2002. The increase was mainly due to sales gains in 2003 and lower depreciation and write-downs of excess values compared to 2002. There was a considerable increase in the result from the mobile company VimpelCom, while the result in the mobile company Sonofon was negatively affected by write-downs of fixed assets. Additionally, the installation company Bravida experienced increased losses, to a large extent due to restructuring costs.

Net financial expenses decreased by NOK 1,001 million to NOK 1,365 million in 2003 as a result of currency losses and write-downs of shareholdings in 2002, compared to a net positive effect on these items in 2003.

Current and deferred income taxes totaled NOK 2,376 million in 2003, which is 32% of the result before taxes and minority interests. In 2003, Telenor accrued deferred taxes on retained earnings in individual companies outside Norway. Additionally, the effective tax rate was increased due to losses in individual associated companies and subsidiaries outside Norway and amortization and write-downs

THORLEIF ENGER
Chairman

Thorleif Enger was elected to the Board on 1 October 2001, and was made Chairman on 6 March 2003. He is CEO of Yara International ASA (formerly Hydro Agri). Thorleif Enger joined Norsk Hydro in 1973 where he has held a number of positions. Thorleif Enger is a member of ABB's corporate assembly. He has a doctorate in Structural Engineering from the University of Colorado in the US.

BJØRG VEN
Vice-chairman

Bjørg Ven was elected to the Board on 1 October 2001. She has been a partner in the law firm Haavind Vislie in Oslo, since 1980, and is a solicitor with attendance rights at the Supreme Court in Norway. She is Chairman of the Appeal Board of the Oslo Stock Exchange and the Appeal Board for Public Acquisitions, and was appointed substitute judge at the EFTA court in Luxembourg and is Chairman of the Board of NOS ASA.

HANNE DE MORA

Hanne de Mora was elected to the Board on 18 June 2002. She has previous experience from Den norske Creditbank in Luxembourg and Proctor & Gamble in Geneva and Stockholm and has been partner of McKinsey & Company. She started her own consultancy firm in Switzerland in 2002, where she is Chairman of the Board. She has a Master of Business Administration from IESE in Barcelona.


Thorleif Enger photographed by Per Gunnar Salomonsen.


Bjørg Ven photographed by Einar Førde.


Hanne de Mora photographed by Jon Fredrik Baksaas.

of goodwill where deferred tax assets have not been recorded. This was partly offset by tax losses from the liquidation and sale of companies. As a result of tax losses carried forward in Norway, current taxes in 2003 was related to subsidiaries abroad.

The minority interest share of net income was NOK 490 million in 2003, compared to a share of net losses in 2002 of NOK 358 million. The results in 2003 were mainly related to Kyivstar and GrameenPhone.

The cash flow from operating activities increased by NOK 0.8 billion from 2002 to NOK 13.7 billion in 2003. Increased revenues and operating margins had a positive effect on the cash flow. The full-year effect of consolidation of companies also made a positive contribution. The increase was partly offset by higher payments of financial items and taxes in subsidiaries abroad. In 2002, there was also a higher positive effect of accrual items.

Telenor invested NOK 7 billion in 2003, of which NOK 6.5 billion was capital expenditure (capex). The investments outside Norway totaled NOK 4 billion. Capex was NOK 2.4 billion lower in 2003 than in 2002, mainly due to lower investments in the new head office at Fornebu, which was completed in 2002, and in the networks in Norway.
On 12 February 2004, Telenor purchased the remaining 46.5% of the shares in Sonofon for NOK 3.66 billion. As of 26 February 2004, Telenor agreed to sell the remaining shareholdings in Cosmote for cash consideration of approximately NOK 3.1 billion, with a gain of NOK 2.6 billion before taxes.

At the end of 2003, Telenor's total assets were NOK 86.1 billion and the equity ratio (including minority interests) was 47.5%, compared to NOK 89.5 billion and 41.7% respectively in 2002. Net interest-bearing liabilities totaled NOK 17.8 billion, a decrease of NOK 9.1 billion during the year. In the opinion of the Board, Telenor's financial position is satisfactory.

Pursuant to Section 3-3 of the Norwegian Accounting Act we confirm that the accounts have been prepared on the basis of a going concern assumption.

COMMENTS REGARDING THE BUSINESS AREAS
As from 1 January 2003, Telenor has three business areas, covering mobile activities (Mobile), fixed network activities (Fixed) and TV operations (Broadcast), as well as Other activities. Comparable figures have been prepared in the financial statements as if the new structure was in place on 1 January 2001.

Mobile
Total revenues increased by NOK 3,464 million to NOK 23,810 million in 2003. There was a good underlying growth in the activities outside Norway due to the increase in the number of subscriptions and the full-year effect of the consolidation of Kyivstar and Pannon GSM, partially offset by the strengthening of the Norwegian Krone compared to some other currencies. Revenues in Norway for 2003 and the number of subscriptions at the end of 2003 were roughly the same as in 2002.

The operating profit increased by NOK 3,810 million to NOK 5,224 million in 2003. This increase was related to write-downs that were made in 2002 and to growth in the operations outside Norway, including the consolidation of previously associated companies.

The result from Telenor Mobile's associated companies and joint ventures in 2003 was a profit of NOK 1,639 million compared to a loss of NOK 2,030 million in 2002. This increase was related to gains from the sale of shares in Cosmote in 2003 and lower amortization and write-downs of excess values compared to 2002. There was a strong growth in 2003 in the number of subscriptions in the existing associated companies, particularly in VimpelCom in Russia and DTAC in Thailand.

Fixed
Total revenues increased by NOK 487 million to NOK 20,509 million in 2003. The increase


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Key figures 2001–2003, Telenor Group

(in NOK millions)	2003	2002	2001
Revenues	53,121	48,826	46,040
EBITDA	18,302	13,469	14,250
Operating profit (loss)	7,560	(320)	3,177
Associated companies	1,231	(2,450)	8,237
Investments	7,017	21,300	18,846
No. of man-years	19,450	22,100	21,000

was mainly generated from the activity in Sweden, which was principally related to the consolidation of Utfors AB from 31 December 2002. Revenues in Norway were largely unchanged compared to 2002. Reduced traffic revenues in Norway were offset by increased revenues from ADSL and from wholesale. The number of traffic minutes in the fixed network in the Norwegian market fell by approximately 8% in 2003 as a result of the migration to mobile traffic and the increase in the use of ADSL, where the volume of traffic is not measured. Fixed-Norway's market share of traffic minutes fell by three percentage points to 69% by the end of 2003.

The increase in the operating profit in Fixed in 2003 compared to 2002 came mainly in Norway, and was related to improved operational efficiency, reduced write-downs and reduced expenses for workforce reductions and loss contracts.

Broadcast

Total revenues increased by NOK 1,215 million to NOK 4,820 million in 2003, primarily as a result of the full-year effect of the consolidation of Canal Digital, and the increase in the number of subscribers. The number of subscribers with satellite dish and cable TV increased by a total of 95,000 to 1,367,000, while the number of subscribers in households with small antenna TV networks decreased by 35,000, to 1,098,000.

The operating profit in 2003 was NOK 181 million, compared to a loss of NOK 475 million in 2002. The improvement was due to increased revenues, cost reductions, reduced write-downs, expenses for workforce reductions and loss contracts.

Other activities

Total revenues were reduced by NOK 829 million to NOK 10,811 million. The reduction in revenues was mainly due to the disposal of units in 2002 and 2003. The total operating loss in "Other activities" was NOK 488 million in 2003 compared to an operating loss of NOK 2,076 million in 2002. The improvement was a result of cost reductions, reduced write-downs and expenses for workforce reductions, loss contracts and exit from activities.

ALLOCATIONS

Net income for the year for the parent company Telenor ASA was NOK 5,115 million after receipt of group contributions of NOK 2,000 million before taxes.

The Board of Directors proposes that the Shareholder's meeting approve the payment of a dividend of NOK 1.00 per share for 2003.

The Board proposes the following allocations (in NOK millions):

Dividends	1,776
Transferred to other equity	3,339
Total	5,115

After these allocations, the company's distributable equity as at 31 December 2003 totaled NOK 11,611 million.

NON-FINANCIAL INFORMATION

Working environment

The Board of Directors was satisfied that in 2003 Telenor has been working consistently and systematically towards its objectives with regard to sickness absence, ergonomics, fire prevention, the follow-up of subcontractors and the continuous improvement of the working environment at all levels in the group. A total of 42 HES audits were carried out in order to monitor these areas in the Group's companies. Sickness absence was 5% in 2003, almost the same as in 2002. Along with a number of other major businesses in Norway, Telenor signed an agreement in April 2003 for an including working life. The agreement shall contribute to a reduction in sickness absence, better adaptation of the working conditions for employees with special needs, and to raise the actual retirement age in the Group. In 2003, 18 injuries leading to absence were reported, none of which were serious. 11 injuries that did not lead to absence and 17 near accidents were also registered.

External environment

The environmental impact per employee in Telenor is low. The Group has an impact on its surroundings primarily as a result of its size, an impact which is largely associated with energy consumption, travel and installation activities.

The Board of Directors regards Telenor's environmental accounting to be an important element in its management system and is satisfied that the energy consumption in Telenor's activities in Norway was reduced by 6.2% in 2003.With regard to energy consumption linked to Telenor's buildings, energy-saving measures were implemented in 72 buildings in 2003 leading to annual savings of 5 GWh. The project will continue in 2004. When measures have been implemented for all buildings, an annual energy reduction of approximately 6% is expected, compared to the current level (200 GWh). This corresponds to annual savings of approximately NOK 6 million. An effort to strengthen the awareness of efficient energy consumption is also being made.

Indexes

Based on evaluations of its social, ethical and environmental achievements, Telenor is listed and well placed on prestigious international indexes. The most important of these are the Dow Jones Sustainability Indexes, FTSE4Good and Storebrand's "Best in Class".

Skills and education

Telenor considers it important to attract and retain skilled employees. Consistent efforts


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Operating profit (loss) 2001–2003

(in NOK millions)	2003	2002	2001
Mobile	5,224	1,414	2,495
Fixed	2,531	731	1,035
Broadcast	181	(475)	(726)
Other units	(488)	(2,076)	589
Eliminations	112	86	(216)
Total	7,560	(320)	(3,177)

have been made in the last year to develop Telenor's leadership. Leadership requirements have been introduced as a guide to all management and organisational cultures in the company. The development and guidance of employees are key elements.

REGULATORY MATTERS

Telenor must adapt its national and international operations to regulatory framework conditions in the individual markets. Developing equal and fair competitive conditions is a major challenge for the authorities in all countries and Telenor's Board and management will loyally and actively seek to contribute to the development of robust competitive markets.

At the same time, intervention in the markets, e.g. by price control, may affect Telenor's revenues and profitability and thereby represent a regulatory risk. This applies both in Norway and internationally.

In order for Norway to have an efficiently run telecommunications market, it is inappropriate, in the opinion of the Board, to subject individual operators in Norway to controls that are more detailed and radical than those of other European countries. Certain features of the current regulatory regime are, in the opinion of the Board, counterproductive to the promotion of adaptation and innovation in the telecommunications markets. Such controls can also lead to uncertainty regarding the profitability of Telenor's investments in the development of networks and services, and lead to significant socio-economic costs. In the long run, this may weaken the incentives for future investments in Norwegian infrastructure and service development. Telecommunications rates in Norway are already among the lowest in the OECD, and Norway is currently among the world leaders in mobile communications services such as SMS, MMS and mobile payment solutions. A supplementary white paper for the development of the mobile market was passed in the Storting on 7 February 2003, and new legislation on electronic communication came into force on 25 July 2003. The Board is satisfied that an important principle of the new legislation is to create conditions for a harmonisation of the regulations in the EEA countries.

In 2003, The Ministry of Transport and Communications devised a number of resolutions which emphasize to a greater extent than before, the ensuring of long-term incentives for investments in infrastructure. The Board regards it as positive that the Ministry is following up the intentions of the new framework in this way.

Telenor pays particular attention to regulatory factors in its international portfolio. Of particular significance for more stable framework conditions is the adaptation to the EU's legal framework for the new applicant countries in Eastern Europe. Outside of Europe, membership in WTO and adaptations to the WTO agreement are extremely important with regard to stable framework conditions in the international portfolio.

It is anticipated that we will see an increase with regard to controls for mobile operators outside Europe, including contributions to the USO fund and conditions for interconnections. Telenor will therefore further strengthen its efforts to reduce the regulatory risk in the international portfolio in 2004.

CORPORATE GOVERNANCE

The Board of Directors works to ensure that Telenor lives up to prevailing principles for corporate governance. Also in 2003, Telenor paid considerable attention to the framework for the management of the company, both as regards management practices and social responsibility, with the main focus on safeguarding the long-term interests of the owners. For many years, Telenor has made use of internal regulations and directives as management tools to supplement legally imposed regulations. In 2003, the Board approved new Codes of Conduct, which closely define Telenor's value base. The Board has also reviewed the routines and guidelines that shall prevent the company from involvement in any forms of corruption.

In 2002, the US authorities approved the Sarbanes-Oxley legislation for stricter requirements with regard to internal controls and reporting and accounting matters. Since then the Board has made efforts to ensure that Telenor fulfils the new requirements in accordance with the US regulations.

The Board has appointed two subcommittees for the preparation of special cases prior to processing by the Board.

The Remuneration Committee will, at the request of the Board, assess the total remuneration to the CEO, as well as the policy regarding remuneration to managers at various levels. The Remuneration Committee held 3 meetings in 2003. As part of the effort to attract and retain qualified managers, the Board approved an option programme in 2002 which included about 80 employees, whilst the programme for 2003 included approximately 100 employees. Managers and key personnel did not receive salary increases from New Year 2003 as provided for in the agreements. The Board's other subcommittee, the Audit Committee, handles such issues as rendering of accounts, reporting and auditing. The Audit Committee works in accordance with its own instructions and held 3 meetings in 2003. The Board has further approved provisions to ensure the independence of the auditor.

In 2003, Telenor continued to provide active communication with the financial market. All information that is essential for the eval-

EINAR FØRDE

Einar Førde was elected to the Board on 1 October 2001. He is an independent consultant and is Chairman of the Board of Norsk Telegrambyrå, and a board member of Digital Vision AS. He was Managing Director of the Norwegian Broadcasting Corporation (NRK) from 1989 to 2001. Einar Førde was a member of parliament for the Labour Party in Norway from 1969 to 1989, Minister for Religion and Education from 1979 to 1981, parliamentary leader of the Labour Party from 1986 to 1989 and deputy leader from 1981 to 1989.



Einar Førde photographed by Bjørg Ven.

JØRGEN LINDEGAARD

Jørgen Lindegaard was elected to the Board on 1 October 2001. He is the CEO of SAS and has a background from the telecommunications industry. Since 1975 he has held managerial positions in Fyns Telefon A/S, København Telefon A/S and TeleDanmark A/S. He was Chairman of the board of Sonofon Holding A/S up to 2004. Lindegaard is a Graduate Engineer with telecommunications and is a member of The Academy for Technical Sciences in Denmark and Norway.



Jørgen Lindegaard photographed by Eva Andersson.

LISELOTT KILAAS

Liselott Kilaas was elected to the Board on 8 May 2003. Kilaas is head of the business area Communication and Security Systems at Zenitel Norway. She has previously held leading positions in the oil industry and PA Consulting Group (partner 1995-1997) and Stento AS. She has a Master of Science from the University of Oslo and an MBA from the International Institute for Management and Development (IMD) in Lausanne.



Liselott Kilaas photographed by Harald Stavn.

uation of the company was issued in accordance with applicable rules and guidelines.

Throughout 2003, the Board closely followed the company's strategic planning, placing particular emphasis on the monitoring of financial performance, cost-reducing measures and investment matters. Earlier investments have been followed up by way of special evaluation reports.

The Board

In 2003, all shareholder-elected Board members were up for election. On 6 May 2003, the Corporate Assembly of Telenor elected Thorleif Enger, Bjørg Ven, Hanne de Mora, Jørgen Lindegaard, Einar Førde, John Giverholt and Liselott Kilaas as new shareholder-elected members of the Board of Telenor ASA for a period of 2 years. At the same time, Thorleif Enger was re-elected as Chairman of the Board and Bjørg Ven was elected as Vice Chairman. Åshild Bendiktsen left the Board.

On 3 December 2002, Tom Vidar Rygh stepped down as Chairman of the Board of Telenor ASA to take up the position as CEO of Enskilda Securities AB. Vice Chairman Åshild Bendiktsen acted as chairman until the new Chairman, Thorleif Enger, was appointed on 6 March 2003 for a period of 2 years. With the exception of the Board members elected by the employees, no Board members are employed by Telenor or engaged in work for Telenor. The Board of Telenor works in accordance with guidelines for its work and procedures. With external assistance, the Board undertook an evaluation of its activity and competence in 2003.

The Board held 11 Board meetings in 2003.

ORGANISATION AND PERSONNEL

At the end of 2003, the Telenor Group had 20,190 employees (19,450 man-years) whereof 12,706 worked in Norway and 7,484 outside Norway. Since the end of 2002, the total workforce has been reduced by 2,650 man-years.

Based on the general development in the market in recent years, there was a need to reduce costs and rationalise operations. As part of the company's efforts to achieve this, a significant workforce reduction was implemented in the Norwegian operations in 2003. To ensure the greatest possible consideration for those affected, the company has provided financial support and counselling, in addition to Telenor's internal labour market initiatives. The company has also practiced a partial recruitment freeze, and greatly reduced its use of consultants. The Board is satisfied with the way in which the reorganisation and manpower reductions have been carried out.

Cooperation between the management and the employees' organisations functioned well within the framework of the general agreement between the employers' association, the Norwegian Association of Publicly Owned Companies (NAVO), and the central organisations/SAN. Membership in NAVO has given Telenor good support in relevant negotiations and employer matters. It is becoming increasingly important for the company to co-operate with other international, competitive companies. In January 2004, Telenor was offered membership in the Confederation of Norwegian Business and Industry (NHO) and the trade association Abelia, which it accepted.

Effective from 1 January 2003, Telenor reformed its organisational structure with the aim of reinforcing the company and form the best possible starting point for continued development of activities in Norway, while at the same time ensuring continued international growth in the mobile operations.

Telenor's business activities are now run through three business areas, Mobile, Fixed and Broadcast, which, with the addition of Other activities, form the basis for the company's financial reporting structure, A separate market organisation, Telenor Norge, has been established to simplify and reinforce Telenor's position in the domestic market.

JOHN GIVERHOLT

John Giverholt was elected to the Board on 8 May 2003. Giverholt is Finance Director at Ferd AS and has previously held leading positions in Arthur Andersen, Actinor, Norsk Hydro, DnB and Orkla. He has a Bachelor of Science from Manchester, England and is a certified public accountant.



John Giverholt photographed by Irma Tystad.

HARALD STAVN

Harald Stavn was elected to the Board on 20 June 2000 by the employees. He began working for Telenor in 1974, where he has held various technical positions. He has been a Board member of Telenor Pension Fund since its establishment in 1995, is a member of the Executive Board of NITO (Norwegian Society of Engineers) and Tekna (formerly N.I.F). Stavn is a group employee representative for NITO at Telenor. Harald Stavn has a technical education from Technical College of Norwegian Telecom, and has a business economist degree from The Norwegian School of Management (BI) in Oslo.



Harald Stavn photographed by Liselott Kilaas.

PER GUNNAR SALOMONSEN

Per Gunnar Salomonsen was elected to the Board on 1 November 2000 by the employees. He began working for Telenor in 1973, where he has held various positions, most recently as Operations Engineer. From 1995 to 2000 he was a Board Member of Telenor Nett. Salomonsen is a group employee representative for El&IT-forbundet (El & IT Union) at Telenor. Per Gunnar Salomonsen is a qualified engineer.



Per Gunnar Salomonsen photographed by Thorleif Enger.

The organisation in Norway was developed in 2003 in order to further increase customer adaptation and market efficiency. This was i.a. achieved by creating two units which were responsible for both the fixed network products and mobile products aimed at the residential market and business market respectively. The changes, which will take full effect during 2004, have already resulted in improvements with regard to customers.

A joint management area, Nordic Mobile, was created, encompassing the mobile operations in Norway, Denmark and Sweden.

EQUAL OPPORTUNITIES

Telenor has traditionally had a gender-divided labour market. This has gradually changed as a result of the changing organisational structure, specific equality initiatives by the company and, not least, as the basis for recruitment has changed.

Occupational groups with technological backgrounds (chartered engineers, engineers and technicians) have been dominant and there was a predominance of men with this education and these skills. At the same time, units such as the directory enquiries services and customer services had a clear dominance of women.

During recent years, this has evened out, due to increased awareness in recruiting personnel in the various disciplines and due to changes in the basis for recruitment. Telenor is committed to being an attractive employer, attracting the best employees and has managed to recruit many highly skilled women.

The year 2003 was the first year in which Telenor accounted for gender equality in the company in accordance with the new provisions of the Norwegian Accounting Act and the Norwegian Gender Equality Act. Customer Services, which was originally dominated by female employees, now has almost the same number of men as women. The average salary for women has increased, and this unit now employs male and female personnel on equal pay conditions.

The proportion of women in the Norwegian fixed network activities, which have traditionally been very male dominated, has increased in recent years. This is most likely due to the gradual change in the basis for recruitment as more women are taking up technical occupations. The difference between the average salary for men and women has also been reduced.

38% of the Group's employees in Norway are today women and 62% are men. With regard to the two most senior levels of management, women make up more than 14% of the numbers. The average annual salary for women is lower than for men. This is mainly due to the number of men in senior positions outweighing the number of women.

Working time arrangements in the company depend on the position of the employee and are independent of gender. Eight per cent of Telenor's employees work part-time, the majority of which are women.

Telenor set up a project in 2003 entitled "Equal Opportunities". The first task of this project was to undertake a thorough analysis of the gender distribution with regard to remuneration, position, opportunities and attitudes. Further measures will be implemented to promote equality in the Group based on the results of this analysis.

Telenor has joined NHO's Female Future programme and would like more women to join the programme in 2004 for the purpose of training them for Board work.

In 2003, the Board of Telenor ASA consisted of 40% women and 60% men.

RISK FACTORS

Telenor's activities are exposed to a number of risk factors, being of a regulatory, legal, financial and political nature. It is important for the Board to ensure that the Group

IRMA TYSTAD

Irma Tystad was elected to the Board on 20 June 2000 by the employees. She began working for Telenor in 1962, where she has held various positions. Irma Tystad has been a Board member of Telenor Pension Fund since 1997. She is the group employee representative for Kommunikasjonsforbundet (Union of Communications (Norway)). She is a graduate of the Technical College of Norwegian Telecom and subsequently studied entrepreneurship, business economy and management.



Irma Tystad photographed by John Giverholt

implements the measures necessary to control and reduce the risk factors, whereby the total risk always remains within commercially acceptable limits.

The Board and management of Telenor assess these risk factors thoroughly in connection with new investments, and continuously in relation to existing investments. The Board has also systematically reviewed and evaluated the company's investments in order to assess the development of the individual projects in the light of an up-to-date risk situation.

In the Norwegian market, new and modified regulations by regulatory authorities present a considerable challenge and an element of uncertainty. In the international market, there are special risk factors in certain countries, such as political climate, exchange rate fluctuations, legal issues, regulatory conditions, partner risk in joint projects, etc.

With regard to international investments, Telenor has sought to balance the risk for investments outside Norway by distributing the portfolio between mature and immature markets.

Telenor is exposed to financial market risks related to changes in interest rates and foreign exchange rate fluctuations. Financial instruments are used to reduce such risks. The group has taken the necessary steps to maintain a satisfactory financial flexibility in the aftermath of the turbulence in the capital markets in recent years.

OUTLOOK FOR 2004

The Board will continue its efforts to maintain the company's position in the domestic market, create synergies, particularly in the Nordic operations, and create values through the international mobile commitments.

The competition in the mature domestic market will force further rationalisation and there will be an increasing battle for market shares and customer attention, which could press the margins on the traditional services, but also reward innovation, simplicity and service.

Telenor has made good progress in its international mobile investments and through the existing portfolio has considerable opportunities for continued profitable growth and development.

Based on the starting point at the beginning of the year, the Board anticipates continued growth in revenues in 2004 driven by the international mobile operations. An unchanged EBITDA margin is expected, following the consolidation of Sonofon excluding special items. Efforts to consolidate positions in markets with declining growth will be stepped up. This could be at the expense of margins.

An increasing proportion of Telenor's revenues and profits are being generated from international operations, which is leading to a higher degree of exposure to exchange rate fluctuations and a greater political risk than previously. Simultaneously, regulatory factors could affect the results. The Board will closely monitor developments with regard to these issues.

Oslo, 25 March 2004

Thorleif Enger
Chairman of the Board of Directors

Bjørg Ven
Vice-chairman of the Board of Directors

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Liselott Kilaas
Board member

John Giverholt
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

FINANCIAL REVIEW

INTRODUCTION

The following discussion should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with Norwegian GAAP, which differ in certain respects from US GAAP. For a reconciliation of the material differences between Norwegian and US GAAP, see note 31 to our consolidated financial statements.

We implemented changes to our business area structure effective from 1 January 2003. Accordingly, we have restated our financial statements to reflect our new business area structure. The following discussion reflects and is based on our restated financial statements. The discussion is mainly on 2003 compared to 2002. For a full discussion on 2002 compared to 2001 you should read Telenor's annual report for 2003 on Form 20-F filed with the Securities and Exchange Commission in the USA.

We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

- increased competition;
- the political, economic and legal environment in the foreign countries in which we operate;
- our exposure to currency exchange rate fluctuations;
- regulatory developments both in and outside Norway.

GROUP OVERVIEW

In 2003, our group results improved. Profit before taxes was NOK 7.4 billion in 2003 compared to a loss of NOK 5.1 billion in 2002. The loss in 2002 was mainly due to write-downs. The underlying improvement, taking into account gains and losses, expenses for workforce reductions, loss contracts and exit from activities and write-downs, was mainly due to increased revenues and improved margins. During 2002 and 2003, we also improved the efficiency of our operations due in part to the continued effective implementation of our program, Delta 4. Acquisitions and disposals of operations also had a positive effect on our results.

Our international mobile operations, especially those in emerging markets, experienced a significant growth in 2003 and are increasingly important for our business and results of operations. In our Norwegian fixed-line operations, a mature market with increased competition, we managed to stabilize our revenues and increase our margins through efficiency improvement measures. In Broadcast, we increased our number of subscribers, revenues and EBITDA and we improved our operational efficiency, in each case primarily as a result of the consolidation and integration of Canal Digital.

We reduced our capital expenditure in 2003 compared to 2002 mainly due to reduced capital expenditure in Norway. We expect capital expenditure to increase in 2004 compared to 2003 due to the purchase of satellite capacity, the consolidation of Sonofon and our investments in a new mobile technology in Norway. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.

Concurrent with the decrease in our capital expenditure, we also generated significant positive cash flows from our operations in 2003. These developments resulted in a significant reduction of our net debt during 2003.

Our current strategic focus is on preserving our market shares and continuing to streamline and realize synergies across our operations.

For an overview of Mobile, Fixed and Broadcast, our main business areas, see "Results of Operations by Business Area" below.

RESULTS OF OPERATIONS – GROUP

REVENUES

External revenues excluding gains on disposal of fixed assets and operations increased by 8.7% in 2003 compared to 2002. In 2003, 43% of our external revenues derived from the Mobile business area, compared to 39% in 2002. Part of the increase in external revenues in Mobile was due to the full-year effect of the consolidation of Kyivstar and Pannon GSM. In addition, there was a underlying growth in Mobile both in Norway and abroad. Measured in Norwegian Kroner, the increase was partially offset by the strengthening of the Norwegian Kroner compared to some other currencies, especially related to DiGi.Com (Malaysia) and GrameenPhone (Bangladesh). However, the growth in Norway slowed down compared to previous years, mainly due to a reduction in the number of subscriptions and reduced prices. We also experienced increased competition both in Norway and abroad, especially in the more mature markets, such as Hungary.

External revenues in Fixed increased by 2.4% in 2003 compared to 2002, mainly due to the consolidation of Utfors AB in Sweden from 31 December 2002. External revenues in Fixed – Norway slightly decreased in 2003 compared to 2002 due to a decrease in the number of subscriptions and reduced market shares, partially offset by increased sales of ADSL and increased sales in the wholesale market. Effective from 1 December 2003 we sold our operations in Fixed – Russia in exchange for an equity interest in the listed Russian fixed-line operator Golden Telecom. This transaction is expected to result in a decrease in our revenues from Fixed – Russia in 2004 as Golden Telecom is accounted for as an associated company using the equity method. External revenues in Broadcast increased by 37.9%, mainly due to the full-year effect of the consolidation of Canal Digital, partially offset by reduced revenues from analog satellite transmission. EDB Business Partner's external revenues decreased by 5.1% due to reduced overall demand, except for IT Operations, and the discontinuance of the Consulting area. External revenues from Other business units decreased by 16.8% mainly due to disposals of operations and a decrease in revenues in Satellite Services due to the strengthening of the Norwegian Krone against the US Dollar.

Gains on disposal of fixed assets and operations in 2003 were mainly due to sales of properties in corporate functions and Group activities and the disposal of businesses in most business areas. Gains on disposal of fixed assets and operations in 2002 were due primarily to the sale of properties and operations in corporate functions and Group activities.

The table below shows our revenues broken down by operations in and outside Norway. Our proportional share of revenues from our associated companies and joint ventures are not included in our consolidated revenues. Some of our international operations are carried out in associated companies and joint ventures, especially mobile operations. The revenues in the table for consolidated companies are based on company location and do not include gains on disposal of fixed assets and operations. Revenues outside Norway have increased in recent years due to the increased number of consolidated foreign entities as well as underlying growth in existing operations. The main activities are found in our Mobile business area. Effective from 12 February 2004, we have consolidated Sonofon in Denmark, which we expected to result in increased revenues outside Norway. This will partially be offset by reduced revenues from Fixed – Russia and Nextra International due to the disposal of these operations in 2003.

in NOK millions	2003	2002	2001
Consolidated revenues			
Norway	33,409	33,085	34,032
Outside Norway	19,480	15,583	6,572
Total revenues excluding gains	**52,889**	**48,668**	**40,604**

OPERATING EXPENSES

Please see the notes to the consolidated financial statements for further specification of the operating expenses.

Costs of materials and traffic charges (see note 4)

Traffic charges – network capacity consist mainly of traffic charges for providing fixed and mobile services, primarily in our Mobile and Fixed business areas. The increase in network capacity costs in 2003 compared to 2002 was primarily due to acquired businesses in the Mobile and Fixed business areas and increased sales in Mobile. This was partially offset by the effect of the strengthening of the Norwegian Krone against several currencies and the disposals of some operations in other business units. Fixed had also a reduction in network capacity costs due to reduced volume and prices for some of the products.

Traffic charges – satellite capacity are related to sales of satellite mobile services (Satellite Services), satellite broadcasting services (Broadcast) and satellite capacity services (Satellite Networks). The decrease in satellite capacity costs was mainly due to lower volumes, lower prices and the strengthening of the Norwegian Krone against the US Dollar.

The Mobile and Broadcast business areas in the aggregate generated approximately three-fourth of our total costs of materials etc. in 2003, primarily due to sales of customer equipment in Mobile and TV-program fees in Broadcast. The increase in costs of materials etc. was primarily due to the full-year effect of the consolidation of Canal Digital, which more than offset the decrease due to the disposal of operations in "Other business units" and discontinuance of revenues and costs of materials for handsets in GrameenPhone in 2003. Fixed – Norway also reduced costs of materials due to lower production within operating services.

Own work capitalized (see note 5)

Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which is capitalized, if appropriate. The Group companies expense the related costs in the line items costs of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group perform work on and deliver long-lived assets to other Group companies. The purchasing company capitalizes these long-lived assets. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. Own work capitalized in 2003 was in line with 2002.

Salaries and personnel costs (see note 6 and 7)

The decrease in salaries and personnel costs in 2003 compared to 2002 was primarily due to workforce reductions as a consequence of Telenor's program for improving operational efficiency, Delta 4, and due to the net effect of disposals and acquisitions of businesses. Social security tax increased in percent of Salaries and holiday pay compared to 2002, mainly due different rates for social security tax in different countries. Expenses for workforce reduction are recorded as a part of "Other operating expenses" and are not included in salaries and personnel costs.

The number of full-time equivalent employees at 31 December 2003 decreased by approximately 2,700 compared to 31 December 2002, mainly due to workforce reductions and disposals of operations. Disposal of businesses in 2003 reduced the total number of our full time equivalent employees by approximately 1,600. The average number of full-time equivalent employees was estimated to be lower by approximately 1,200 in 2003 compared to 2002.

Pension costs, including social security tax in 2003, were approximately in line with 2002. Increased amortization of actuarial losses and increased interest expenses offset the positive effect of workforce reductions and a lower than estimated increase in salaries. During 2003, long-term interest rates in Norway were significantly reduced and we reduced our estimated discount rate as of 31 December 2003 accordingly. This contributed to an increase in the net present value of our pension obligations and non-amortized actuarial losses as of 31 December 2003, which was partially offset by higher than estimated return on pension plan assets resulting primarily from the increase in share prices. Pension costs, including social security tax, may increase in the future due to increased non-amortized actuarial losses. You should read "Critical Accounting estimates under Norwegian GAAP" and note 7 to our consolidated financial statements for additional information about our pension costs.

Other operating expenses (see note 8–11)

Other operating expenses decreased by approximately NOK 0.7 billion, or 5.2%, in 2003 compared to 2002. Reduced expenses for workforce reductions, loss contracts and exit from activities of NOK 0.7 billion was partially offset by the net effect of approximately NOK 0.5 billion from companies acquired and disposed of during 2002 and 2003. In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses in 2003.

Reduced costs of premises, vehicles and office equipment in 2003 compared to 2002 were due to the replacement of leased properties with owned properties, especially our new headquarters at Fornebu outside of Oslo, and increased cost efficiency.

Increased operation and maintenance expenses in 2003 compared to 2002 were mainly due to the full-year effect of the consolidation of companies in Mobile and Broadcast and higher activity in our international Mobile operations. The increase was partially offset by decreased activity in EDB Business Partner and cost reductions in Fixed and Mobile in Norway.

Our total marketing, sales commissions and advertising expenses increased by NOK 0.8 billion in 2003 compared to 2002. The increase occurred mainly in our Mobile business area, partially due to the full-year effect of consolidation of companies and partially as a result of increased competition and a growth in the gross inflow of subscriptions. Reduction in bad debt was due to our increased focus on collection and reduced need for provisions for losses.

In 2003, expenses for workforce reductions, loss contracts and exit from activities were mainly incurred in EDB Business Partner. The following table shows the breakdown of expenses for workforce reductions, loss contracts and exit from activities by business area. See note 11 for additional information.

Specification of expenses for workforce reductions, loss contracts and exit from activities by business area

in NOK millions	2003	2002	2001
Mobile	(21)	120	-
Fixed	6	311	89
Broadcast	7	65	49
EDB Business Partner	223	111	170
Other business units	38	122	243
Corporate functions and Group activities	34	272	74
Eliminations	-	47	-
Total [1]	**287**	**1,048**	**625**

[1] This line item corresponds to the same line item in "other operating expenses" except for 2002, where NOK 66 million related to previously granted pension benefits in Teleservice is included in "salaries and personnel costs".

Losses on disposal of fixed assets and operations

Losses on disposal of fixed assets and operations totaled NOK 229 million in 2003, of which the disposal of Nextra International companies contributed NOK 176 million. Losses of NOK 147 million in 2002 included losses in connection with the disposal of companies, mainly related to the bankruptcy of our former subsidiary Itworks AS.

Depreciation, amortization and write-downs (see note 14)

in NOK millions	2003	2002	2001
Depreciation of tangible assets	7,986	7,624	5,863
Amortization of goodwill	686	1,002	668
Amortization of other intangible assets	1,925	1,610	720
Total depreciation and amortization [1]	**10,597**	**10,236**	**7,251**
Write-downs of tangible assets	104	424	1,430
Write-downs of goodwill	16	2,632	2,266
Write-downs of other intangible assets	25	497	126
Total write-downs [2]	**145**	**3,553**	**3,822**
Total depreciation, amortization and write-downs	**10,742**	**13,789**	**11,073**

In 2003, we made certain reclassifications from tangible assets to intangible assets, mainly software in administrative support systems. The comparative figures are reclassified. Depreciation of tangible assets increased, mainly due to the full-year effect of consolidation of businesses, especially in Mobile, Broadcast and Fixed, and the shortening of the depreciation period for some network-based equipment in DiGi.Com as from 1 July 2002. The increase was partially offset by reduced depreciation due to write-downs in 2002 and reduced capital expenditure and tangible assets fully depreciated.

Increased amortization of other intangible assets in 2003 compared to 2002 was primarily due to the full-year effect of the consolidation of businesses.

Reduced amortization of goodwill was primarily due to write-downs at the end of 2002, especially related to DiGi.Com and amortization of negative goodwill related to Utfors, partially offset by the full-year effect of the consolidation of businesses.

Write-downs in 2003 were not significant. Generally, increased market values for our businesses lead to the conclusion that none of our material investments was impaired. If, among other things, market values decline and market conditions deteriorate, we may have to continue to perform impairment tests, as well as the annual impairment test of goodwill according to US GAAP. You should read "Critical Accounting Estimates under Norwegian GAAP " for additional information on our impairment tests.

We made significant write-downs in 2002, mainly due to a decline in market values and depressed market conditions in some of our operations. In 2002, we evaluated the carrying values of our assets, and we made the resulting write-downs based on the market conditions and asset-specific circumstances. For further discussions of write-downs, see note 14.

[1] Specification of depreciation and amortization

	2003			2002			2001		
in NOK millions	Tangible	Goodwill	Other intangible	Tangible	Goodwill	Other intangible	Tangible	Goodwill	Other intangible
Mobile	2,674	400	1,234	2,232	509	1,038	1,187	105	258
Fixed	3,774	(95)	431	3,858	134	374	3,306	129	234
Broadcast	755	197	78	679	133	32	517	47	12
EDB Business Partner	223	151	1	224	166	3	196	193	4
Other business units	305	34	152	359	60	163	394	162	198
Corporate functions and Group activities	355	-	29	362	-	-	304	-	-
Media	-	-	-	-	-	-	15	22	14
Eliminations	(100)	(1)	-	(90)	-	-	(56)	10	-
Total	**7,986**	**686**	**1,925**	**7,624**	**1,002**	**1,610**	**5,863**	**668**	**720**

[2] For a breakdown of write-downs by business area, see note 14.

OPERATING PROFIT (LOSS) AND EBITDA

Our operating profit (loss) in 2002 and 2003 was affected by gains and losses on sales of fixed assets and operations, expenses for workforce reductions, loss contracts and exit from activities as well as write-downs, as illustrated below. We believe that information about and discussion of these items may explain in part the development of our operating performance in this period.

in NOK millions	2003	2002	2001
Operating profit	7,560	(320)	3,177
Of which:			
Gains on disposal of fixed assets and operations	232	158	5,436
Losses on disposal of fixed assets and operations	(229)	(147)	(63)
Expenses for workforce reductions, loss contracts and exit from activities [1]	(287)	(1,048)	(625)
Write-downs of tangible and intangible assets [2]	(145)	(3,553)	(3,822)
Total gains, losses, expenses for workforce reductions etc. and write-downs	**(429)**	**(4,590)**	**926**

[1] For breakdown of our expenses for workforce reductions, loss contracts and exit from activities by business area, see "Other operating expenses".

[2] For breakdown of our write-downs by business area, see note 14.

Our operating profit in 2003 was to a limited extent affected by gains and losses, expenses for workforce reductions etc. and write-downs. We discuss these items above under "Revenues", "Operating expenses" and "Depreciation, amortization and write-downs". Our operating profit increased in 2003 compared to 2002 due to the effect of these items, our focus on increasing operational efficiency and underlying growth. The full-year effect of the consolidation of acquired companies, especially Kyivstar, and the decrease in depreciation and amortization as a result of the significant write-downs made in 2002 also contributed to the increase.

We also focus on operating profit (loss) before the effects of amortization, depreciation and write-downs. We refer to this measure as "EBITDA" because under Norwegian GAAP operating profit is reported in our consolidated income statement before taxes and net financial items. In addition, operating profit includes amounts attributable to minority interests but does not include results from associated companies or joint ventures which are accounted for using the equity method and included in net income. We believe that providing EBITDA enhances an understanding of our operating activities and the performance of the individual units because it provides investors with a measure of operating results that is unaffected by amortization and depreciation related to acquisitions and capital expenditures, differences in capital structures (e.g. book value of tangible and intangible assets) among otherwise comparable companies or investments in and results from associated companies. We believe that EBITDA is also an indicator to demonstrate to what extent operational business activities generate earnings which are available to reduce net debt or to finance investments. EBITDA is not a measurement of financial performance under generally accepted accounting principles. You should not consider EBITDA as an alternative to operating profit, net income or cash flow from operating activities. Since other companies may not calculate EBITDA in the same way, our EBITDA figures are not necessarily comparable with similarly titled figures of other companies. For a reconciliation of EBITDA to net income, see note 3 to the consolidated financial statements.

Our EBITDA increased in 2003 compared to 2002 due to the positive effect of the consolidation of acquired companies, the underlying increase in revenues and the increased efficiency of our operations, including the positive effect from the cost reduction measures. You should read "Results of Operations by Business Area" for a more detailed discussion of operating profit and EBITDA for each business area.

ASSOCIATED COMPANIES (see note 16)

in NOK millions	2003	2002	2001
Telenor's share of [1]			
Net income (loss) after taxes	329	341	(318)
Amortization of Telenor's net excess values	(579)	(862)	(1,427)
Write-downs of Telenor's excess values	(26)	(1,965)	(11,597)
Gains on disposal of ownership interests	1,507	36	21,579
Net result from associated companies	**1,231**	**(2,450)**	**8,237**

[1] The figures are partly based on our management's estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item "net result from associated companies". Our share of the other items shown in the table is not included in our consolidated financial statements, but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at the time of the acquisition of the associated companies.

The results from associated companies were influenced by our acquisitions, disposals and consolidation of subsidiaries in 2001, 2002 and 2003 and by our write-downs in 2001 and 2002. DiGi.Com was consolidated as a subsidiary as of 1 September 2001, Telenordia was consolidated as a subsidiary as of 1 October 2001, Pannon GSM was consolidated as a subsidiary as of 4 February 2002, Canal Digital was consolidated as a subsidiary as of 30 June 2002 and Kyivstar was consolidated as a subsidiary as of 1 September 2002. VIAG Interkom and Esat Digifone were sold at the beginning of 2001. Extel was sold at the end of 2002 and StavTeleSot at the beginning of 2003 to VimpelCom-Region. On 30 April 2003, we announced the sale of a 9% shareholding in Cosmote and, as a result, Cosmote is no longer accounted for as an associated company. In February 2004, we disposed of our remaining interest in Cosmote. We acquired 37% of Glocalnet AB as of 31 December 2002 and 20.4% of Golden Telecom as of 1 December 2003.

Net income after taxes from associated companies in 2003 was in line with 2002, but decreased by approximately NOK 0.1 billion when adjusted for the effect of associated companies acquired, disposed of or consolidated as subsidiaries during 2002 and 2003. In 2003, VimpelCom continued to experience underlying growth in its results due to an increase in its subscriber base. However, its positive contribution to net income after taxes from associated companies was offset by increased losses in Bravida, including restructuring charges and write-downs, and write-downs related to fixed assets in Sonofon.

Amortization of Telenor's net excess values decreased in 2003 compared to 2002 mainly due to the effects of write-downs in 2002 and reversal of previous amortization of net excess values on Wireless Matrix, as net excess values had been reduced to below zero in 2002.

We will consolidate Sonofon as a subsidiary as from 12 February 2004. This is expected to reduce amortization of Telenor's net excess values from associated companies in 2004 compared to 2003.

Write-downs of Telenor's excess values on associated companies were not significant in 2003 as market values for associated companies increased during 2003. For further discussions of write-downs of Telenor's excess values on associated companies, see "Critical Accounting Estimates" and note 16.

Net gains on disposal of ownership interests in 2003 mainly related to the sale of shares in Cosmote.

FINANCIAL INCOME AND EXPENSES (see note 12)

The increase in interest income in 2003 compared to 2002 was due to a higher volume of interest-bearing financial assets, partially offset by reduced interest rates. The increase in interest-bearing financial assets was mainly due to a higher net cash flow from operating activities and proceeds from the sales of Cosmote and Inmarsat. Increased other financial income related to dividends from Expert Eilag ASA in 2003. The satellite organizations were incorporated during 2000 and 2001 and distributed no dividends in 2002 or 2003.

Interest expenses increased in 2003 compared to 2002 due to higher interest-bearing liabilities on average during the year, partially offset by reduced interest rates. The increase in interest-bearing liabilities was primarily due to the acquisitions of Kyivstar and Canal Digital, which we paid in the second half of 2002. At the end of 2002 interest-bearing liabilities increased with NOK 2.4 billion regarding tax claim on the sale of Sonofon Holding A/S and NOK 0.5 billion regarding judicial proceedings in Greece, see notes 13 and 24, resulting with about NOK 165 million in interest expense in 2002.

In 2003, a reduction of interest-bearing liabilities did not take place until the payment of the Sonofon tax claim and the settlement of the judicial proceedings in Greece in the third quarter, totaling approximately NOK 3 billion. In October 2003, we agreed to a settlement of the judicial proceeding in Greece, and we reversed to income NOK 41 million of the amount we made provisions for in 2002 as interest related to the claim, because the amount we agreed to pay under the settlement was lower than the amount we made provisions for. In 2003, we accrued and expensed interest on overdue payments on the tax claim related to Sonofon of approximately NOK 225 million. Due to the significant reduction in short-term interest rates and no corresponding reduction in interest rates on overdue payments, we decided to pay the tax claim on 30 September 2003. Subsequent to this payment, we have incurred ordinary interest expenses on the funding of the tax claim.

Total interest expenses reflect our composition and structure of liabilities with floating rates, fixed rates and higher interest rates on liabilities in some subsidiaries with external financing. Interest rates in the Norwegian market decreased considerably during 2003. Our average interest rates for funding through the parent company was also reduced in 2003, but to a lesser extent than market rates due to the duration of our debt portfolio. This was partially offset by external financing of subsidiaries with higher interest rates. Please refer to note 20 of our financial statements for further information about interest rates and duration of our debt portfolio. The reduction in capitalized interest was mainly due to lower level of assets under construction and reduced interest rates.

The write-downs made in 2002 of New Skies Satellites and the capital contribution in the Telenor Pension Fund were reversed in 2003 as a result of increase in market values, and a gain on the sale of shares in Inmarsat and OniWay was recorded. This was partially offset by losses on the sale of shares in Expert Eilag ASA and losses and write-downs on Venture companies in 2003. The losses and write-downs of financial assets in 2002 related mainly to the write down of the shares in Inmarsat, New Skies Satellites, Sponsor Service ASA and Venture companies in addition to a write-down of the capital contribution to Telenor Pension Fund.

As of 26 February 2004, we sold our remaining 9% shareholding in Cosmote for NOK 3.1 billion and we expect to record a gain on sale of financial assets of approximately NOK 2.6 billion before taxes in 2004 related to this transaction.

Net foreign currency losses in 2002 were primarily related to currency hedging of the purchase price for the shares in Pannon GSM in Euro, accounts receivable in foreign currency and interest-bearing liabilities in consolidated entities abroad

INCOME TAXES (see note 13)

The corporate income tax rate in Norway is 28.0%. Our effective tax rate (income taxes as a percentage of profit before taxes) was 32.0% in 2003. In 2002, we recorded a loss before taxes and minority interests and, therefore, we had a tax income.

Prior to our IPO in December 2000, a new parent company for the Group (Telenor ASA) was incorporated and all shares in Telenor AS were contributed to Telenor ASA as an in kind contribution. At the same time, Telenor AS changed its name to Telenor Communications AS and in 2002 to Telenor Eiendom Holding AS. The tax cost base of the Telenor Eiendom Holding AS shares equal estimated fair value at the time when the in kind contribution was made. As a necessary part of the overall restructuring of the Telenor Group, in 2001 and 2002 we demerged or sold entities from Telenor Eiendom Holding AS to holding companies for the different business areas. To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, we believe that any taxes will be computed on the difference between the consideration received and the high tax base cost, as established through the in kind contribution.

For a further discussion of our income taxes, see critical accounting estimates and note 13.

MINORITY INTERESTS

During 2003, we increased our ownership interest in Comincom/Combellga to 100% and as of 1 December 2003 we exchanged our ownership for shares in Golden Telecom, in which we owned a 20.4% ownership interest as of 31 December 2003. Golden Telecom is accounted for as an associated company. At the end of 2003, we also sold our ownership interests in Telenor Venture AS. During 2003, we increased our ownership interest in GrameenPhone to 51.0%, while our voting interest remained unchanged at 51.0%.

RESULTS OF OPERATIONS BY BUSINESS AREA

The following tables sets forth selected financial data for our business areas for the period 2001–2003. The eliminations reported in these tables are primarily related to intra group transactions.

in NOK millions	2003	2002	2001
Revenues excluding gains on disposal of fixed assets and operations			
Mobile	23,810	20,346	12,299
Fixed	20,500	20,008	19,685
Broadcast	4,800	3,607	2,614
EDB Business Partner	4,270	4,338	4,770
Other business units	4,154	5,040	5,718
Corporate functions and Group activities	2,184	2,116	2,143
Media [1]	-	-	1,338
Eliminations	(6,829)	(6,787)	(7,963)
Total revenues excluding gains	**52,889**	**48,668**	**40,604**
Gains on disposal of fixed assets and operations	**232**	**158**	**5,436**
Total revenues	**53,121**	**48,826**	**46,040**

in NOK millions	2003	2002	2001
Operating profit (loss)			
Mobile	5,224	1,414	2,495
Fixed	2,531	731	1,035
Broadcast	181	(475)	(726)
EDB Business Partner	(4)	(409)	(1,208)
Other business units	(120)	(736)	(2,643)
Corporate functions and Group activities	(364)	(931)	4,178
Media [1]	-	-	262
Eliminations	112	86	(216)
Total operating profit (loss)	**7,560**	**(320)**	**3,177**

in NOK millions	2003	2002	2001
EBITDA			
Mobile	9,567	7,482	4,067
Fixed	6,665	5,597	5,546
Broadcast	1,229	499	344
EDB Business Partner	399	348	447
Other business units	408	178	(718)
Corporate functions and Group activities	23	(569)	4,494
Media [1]	-	-	313
Eliminations	11	(66)	(243)
Total EBITDA [2]	**18,302**	**13,469**	**14,250**

[1] 9 months in 2001.

[2] See note 3 for reconciliation of EBITDA to net income for the group.

TELENOR MOBILE

in NOK millions	2003	2002	2001
External revenues	22,483	19,079	11,001
Internal revenues	1,327	1,267	1,298
Gains on disposal of fixed assets and operations	-	-	259
Total revenues	**23,810**	**20,346**	**12,558**
External costs of materials and traffic charges	5,481	5,020	2,695
Internal costs of materials and traffic charges	770	725	815
Total costs of materials and traffic charges	**6,251**	**5,745**	**3,510**
Own work capitalized	(97)	(69)	(71)
Salaries and personnel costs	1,917	1,898	1,368
Other external operating expenses	5,170	4,330	2,774
Other internal operating expenses	997	960	910
Losses on disposal of fixed assets and operations	5	-	-
Depreciation and amortization	4,308	3,779	1,550
Write-downs	35	2,289	22
Total operating expenses	**18,586**	**18,932**	**10,063**
Operating profit	**5,224**	**1,414**	**2,495**
Associated companies	1,639	(2,030)	9,677
Net financial items	(2,182)	(2,050)	(496)
Profit before taxes and minority interests	**4,681**	**(2,666)**	**11,676**
EBITDA	9,567	7,482	4,067
Depreciation and amortization	4,308	3,779	1,550
Write-downs	35	2,289	22
Operating profit	**5,224**	**1,414**	**2,495**
Operating profit/Total revenues (%)	21.9	6.9	19.9
EBITDA/Total revenues (%)	40.2	36.8	32.4
Investments:			
– Capex	3,667	3,731	2,716
– Investments in businesses	95	8,894	4,495
No. of man-years (end of period)	6,924	6,551	4,217
– Of which abroad	5,201	4,673	2,084

in NOK millions	2003	2002	2001
Revenues			
Telenor Mobil – Norway	10,909	10,695	10,056
Pannon GSM – Hungary	5,370	4,505	-
DiGi.Com – Malaysia	3,176	2,715	906
GrameenPhone – Bangladesh	1,536	1,589	1,185
Kyivstar – Ukraine	2,634	708	-
Other including eliminations	185	134	411
Total revenues	**23,810**	**20,346**	**12,558**

in NOK millions	2003	2002	2001
EBITDA			
Telenor Mobil – Norway	4,262	4,330	3,731
Pannon GSM – Hungary	1,924	1,586	-
DiGi.Com – Malaysia	1,295	1,022	306
GrameenPhone – Bangladesh	1,001	757	457
Kyivstar – Ukraine	1,573	403	-
Other including eliminations	(488)	(616)	(427)
Total EBITDA	**9,567**	**7,482**	**4,067**

Overview

The Mobile business area's results in 2001, 2002 and 2003 were affected by the consolidation of:

- Kyivstar as a subsidiary effective from 1 September 2002, when we increased our ownership interest in the Ukrainian operator from 45.4% to 54.2%. The ownership share in Kyivstar was increased further to 55.35% as a result of a capital increase with effect from May 2003.
- Pannon GSM as a subsidiary effective from 4 February 2002, when we increased our ownership interest in the Hungarian operator from 25.8% to 100%.
- DiGi.Com as a subsidiary effective from 1 September 2001, when we increased our ownership interest in the Malaysian operator from 32.9% to 61.0%.

Effective from 1 January 2004, Telenor Mobile's activities in the Scandinavian region were grouped into our new unit Telenor Nordic Mobile. We believe that through Telenor Nordic Mobile we can realize synergies and further improve operational efficiency across our operations in Scandinavia. As part of this strategy we increased our ownership interest in the Danish operator Sonofon from 53.5% to 100%, effective from 12 February 2004.

An increasing proportion of our revenues and profits (losses) are derived from our international mobile operations.i In addition to the effects from the consolidation of companies, there was an underlying growth in revenues without a corresponding growth in expenses in our foreign subsidiaries. This contributed to an increase in EBITDA in 2003 compared to 2002. Amortization and depreciation increased in the same period, mainly due to the consolidation of these companies. In 2002, we recorded write-downs of NOK 2.3 billion, of which NOK 2.1 billion was goodwill related to DiGi.Com.

In 2003, in our more mature markets, particularly Norway and Hungary we experienced increased competition and a decrease in our market share despite the increase in penetration rates for mobile telephony services. Operators in mature markets face increased competition and tend to shift their focus from the acquisition of new customers to customer retention and the stabilization of their market shares. This may result in increased costs related to sales, marketing and commissions and, more generally, in increased pressure on margins. In addition, operators in mature markets tend to focus on increased average usage and revenues per subscriber as the main source of potential growth by introducing new and attractive services. We further believe that our constant focus on improving the operational efficiency of our mobile operations will contribute to improving or at least stabilizing overall profitability in mature markets.

In our emerging markets, particularly Bangladesh and the Ukraine, which still offer a significant growth potential and are characterized by low penetration rates, we continue to focus primarily on acquiring new subscribers. In addition, we seek to improve the cost efficiency of our operations in these markets by realizing the economies of scale and sharing the best practices created across our international mobile operations.

During 2003, we also optimized our capital expenditure without reducing the quality of our mobile networks across our international mobile operations. This was due in part to the realization of important synergies across these operations, such as centralized procurement, global supplier agreements and best practice solutions for network development and optimization.

Fluctuations in currency exchange rates between the Norwegian Kroner and the functional currencies of our mobile operations could affect our reported earnings and the value in Norwegian Kroner of the investments. For example, in 2003 the significant strengthening of the Norwegian Kroner against the US Dollar and other currencies linked to the US Dollar had an adverse effect on the results of operations of, and the value of our investment in, our mobile subsidiaries DiGi.Com (Malaysia), Kyivstar (Ukraine), whose functional currency is the US Dollar, and GrameenPhone (Bangladesh) when reported in Norwegian Kroner.

TELENOR MOBIL – NORWAY

in NOK millions	2003	2002	2001
External revenues			
Mobile outgoing traffic	3,712	3,880	3,500
Mobile incoming traffic	455	389	392
Roaming	1,224	1,220	1,209
Total traffic	**5,391**	**5,489**	**5,101**
SMS and content services	1,537	1,530	1,187
Subscriptions and connections	1,216	1,350	1,328
Customer equipment	722	616	620
Service providers and other	773	456	510
Total external revenues	**9,639**	**9,441**	**8,746**
Internal revenues	1,270	1,254	1,310
Gains on disposal	-	-	-
Total revenues	**10,909**	**10,695**	**10,056**
Total operating expenses	**7,794**	**7,687**	**7,430**
Operating profit	**3,115**	**3,008**	**2,626**
EBITDA	4,262	4,330	3,731
Depreciation and amortization	1,147	1,207	1,083
Write-downs	-	115	22
Operating profit	**3,115**	**3,008**	**2,626**
Operating profit/Total revenues (%)	28.6	28.1	26.1
EBITDA/Total revenues (%)	39.1	40.5	37.1
Investments			
– Capex	500	750	1,674
– Acquisition of businesses	-	-	-
No. of man-years (end of period)	1,602	1,713	1,825
No. of subscriptions (in thousand)	2,364	2,382	2,307

Operating profit and EBITDA – Telenor Mobil – Norway

Operating profit in 2003 increased by 3.4% compared to 2002. Depreciation, amortization and write-downs of tangible and intangible assets decreased due to a decrease in capital expenditure during 2002 and 2003 and the effect of write-downs in 2002. Both EBITDA and the EBITDA margin (EBITDA as a percentage of total revenues) decreased in 2003 compared to 2002. This decrease was due primarily to increased operating expenses in connection with increased marketing activities as a result of increased competition, higher traffic charges as a result of increased traffic to other mobile networks, a different mix of subscriptions and price reductions. This decrease was partially offset by a decrease in certain other operating expenses, primarily fees to consultants and salaries and personnel costs, as well as an increase in revenues from sales to other service providers. The decrease in salaries and personnel costs in 2003 was due to our workforce reduction in 2002.

Revenues – Telenor Mobil – Norway

Our market share for GSM subscriptions as of 31 December 2003 was 57% compared to 61% as of 31 December 2002. During the same period, the mobile penetration in Norway increased from 84% to approximately 90%.

In 2003, external revenues from outgoing mobile traffic in Norway decreased primarily due to the decrease in the number of and changes in the mix of contract subscriptions and price reductions. This decrease was partially offset by an increase in average traffic minutes generated by each subscription.

External revenues from incoming mobile traffic increased in 2003 compared to 2002 due primarily to an increase in traffic volume from subscribers of other mobile operators.

In 2003, external revenues from roaming were in line with 2002. The decrease in traffic volume from subscribers of foreign operators in Norway was offset by an increase in volume of SMS and higher average prices per minute from Norwegian subscribers abroad. Higher average prices per minute were due to a combination of increased prices charged by operators outside Norway and changes in traveling patterns resulting in more Norwegians traveling to countries with higher prices per minute.

In 2003, external revenues from SMS and Content services were in line with 2002. The number of messages increased by 234 million to 1,926 million in 2003 compared to 2002. This was offset by lower average prices in 2003 compared to 2002, mainly due to an increase in the number of free messages and reduced prices as from 16 May 2003. The number of SMS messages terminating from other operators increased by approximately 100 million to approximately 550 million in 2003 compared to 2002.

In 2003, external revenues from subscriptions and connections decreased compared to 2002 due to migration of customers to lower priced subscription plans and a decrease in the number of subscriptions. In addition, we increased our marketing activities to retain subscribers by offering discounts on subscription contracts with a minimum contract period.

Our external revenues from sales of customer equipment are derived primarily from sales of handsets and computer equipment through our own distributors. These external revenues increased in 2003 compared to 2002 due primarily to new contracts for the supply of home computers to the employees of certain other companies.

External revenues from service providers increased in 2003 compared to 2002 due to the increase in the number of subscriptions of service providers and in average traffic minutes and SMS generated by each subscription.

Other external revenues increased in 2003 compared to 2002 as a result of higher sales of SIM cards to service providers and foreign operators.

Internal revenues consist of incoming traffic from the Fixed business area and from outgoing mobile traffic generated by employees of other group companies.

Operating expenses – Telenor Mobil – Norway

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	2,127	1,872	1,793
Internal costs of materials and traffic charges	775	722	814
Total costs of materials and traffic charges	**2,902**	**2,594**	**2,607**
Own work capitalized	(33)	(52)	(55)
Salaries and personnel costs	936	1,064	976
Other external operating expenses	2,019	1,970	2,021
Other internal operating expenses	823	789	776
Losses on disposal of fixed assets and operations	-	-	-
Depreciation and amortization	1,147	1,207	1,083
Write-downs	-	115	22
Total operating expenses	**7,794**	**7,687**	**7,430**

Increased operating expenses in 2003 compared to 2002 were due primarily to the increase in costs of materials and traffic charges and costs related to sales, marketing and commissions.

Costs of materials and traffic charges in 2003 increased compared to 2002 due primarily to increased outgoing traffic (voice and SMS) terminating in other telecom operators' networks. Roaming charges also increased, due primarily to increased traffic from subscribers of service providers.

Salaries and personnel costs decreased in 2003 compared to 2002 as in 2003 we realized the full-year effect of the decrease in the number of employees that occurred in 2002 as part of our cost reduction measures.

Other operating expenses increased in 2003 compared to 2002 due primarily to increased costs related to sales, marketing and commissions. This increase was due primarily to our increased focus on customer retention as a result of increased competition. In addition, in 2003 there was an increase in IT and network-related expenses due to the increase in traffic volumes and the number of services offered to subscribers. This increase was partially offset by cost reduction measures, especially with respect to the use of consultants. We expensed NOK 104 million for workforce reductions in 2002.

Depreciation and amortization decreased in 2003 compared to 2002 due to reduced capital expenditure in both 2002 and 2003 and the effect of write-downs in 2002. In addition, the expected useful life of parts of our IT-system portfolio was increased, resulting in lower depreciation expenses in 2003.

Capital expenditure – Telenor Mobil – Norway

Capital expenditure was lower in 2003 compared to 2002 due primarily to reduced investments in administrative IT-systems. In 2002 and 2003, we made limited capital expenditure in our UMTS network and equipment. However, at the end of 2003 we increased our investments in our GSM network to expand its coverage and capacity and to prepare it for an upgrade to a new mobile telephony technology. We expect capital expenditure to increase in 2004 due to investments in such new technology.

PANNON GSM – HUNGARY

in NOK millions	2003	2002	2001
Mobile related revenues	5,005	4,187	-
Other revenues	365	318	-
Total revenues	**5,370**	**4,505**	-
Total operating expenses	**4,345**	**3,634**	-
Operating profit	**1,025**	**871**	-
EBITDA	1,924	1,586	-
Depreciation and amortization	889	700	-
Write-downs	10	15	-
Operating profit	**1,025**	**871**	-
Operating profit/Total revenues (%)	19.1	19.3	-
EBITDA/Total revenues (%)	35.8	35.2	-
Capex	644	825	-
No. of man-years (end of period)	1,499	1,523	-
No. of subscriptions (in thousand)	2,618	2,450	-

[1] The table shows figures included in the accounts for Telenor from the date of acquisition.

Telenor consolidated Pannon GSM as a subsidiary effective 4 February 2002, when Telenor increased the ownership interest in the company from 25.8% to 100%. The following discussion and analysis of Pannon GSM's results of operations is based on Pannon GSM's financial statements for the year ended 31 December 2002, as prepared by Pannon GSM, adjusted to conform materially with Norwegian GAAP. Telenor believe that such information provides a more useful measure of comparative financial performance for a period when Pannon GSM not yet consolidated. However, such information does not purport to represent what the actual results of operations would have been had Pannon GSM been consolidated from 1 January 2002 and is not necessarily indicative for future operating results.

The Norwegian Kroner depreciated against the Hungarian Forint by 2% in 2003 compared to 2002.

Operating profit and EBITDA – Pannon GSM

Operating profit and EBITDA increased in 2003 compared to 2002 due to higher traffic as a result of the increase in subscriptions. The operating profit margin (operating profit as a percentage of total revenues) decreased slightly in 2003 compared to 2002 due to increased amortization and depreciation. The EBITDA margin increased slightly in 2003 due to increased revenues, which more than offset increased operating expenses.

Revenues – Pannon GSM

In 2003, Pannon GSM had a 9.1% increase in revenues compared to 2002. This growth was primarily due to increased traffic resulting from an increase of 168,000 subscriptions in 2003. On average each subscription generated less revenue compared to the previous year, as new cutomers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. Other revenues mainly consisted of sales of handsets.

Pannon GSM's market share of GSM subscriptions in Hungary at 31 December 2003 was estimated to be 36% compared to 38% at 31 December 2002. The reduction was due to increased competition. At 31 December 2003, the estimated mobile penetration in Hungary increased was 78% compared to 68% at 31 December 2002.

Operating expenses – Pannon GSM

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	2,048	1,754	-
Internal costs of materials and traffic charges	2	2	-
Total costs of materials and traffic charges	**2,050**	**1,756**	-
Own work capitalized	-	-	-
Salaries and personnel costs	385	298	-
Other external operating expenses	1,001	865	-
Other internal operating expenses	10	-	-
Losses on disposal of fixed assets and operations	-	-	-
Depreciation and amortization	889	700	-
Write-downs	10	15	-
Total operating expenses	**4,345**	**3,634**	-

Operating expenses increased by NOK 0.4 billion in 2003 compared to the full year of 2002 primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators' networks. Other operating expenses increased in 2003 compared to 2002 due to higher marketing costs and higher commissions related to the increased sales of contract subscriptions. Depreciation and amortization increased as a result of a higher level of capital expenditures in recent years. As accumulated capital expenditures that are the basis for depreciation and amortization increase, our depreciation and amortization will increase accordingly as long as fixed assets are not entirely depreciated.

Capital expenditure – Pannon GSM

Capital expenditure decreased by NOK 0.2 billion in 2003 compared to 2002, due to reduced capital expenditure in GSM network and equipment and IT systems.

DIGI.COM – MALAYSIA
(ownership interest 61.0% as of 31 December 2003)

in NOK millions	2003	2002	2001
Mobile related revenues	2,713	2,273	691
Other revenues	463	442	215
Total revenues	**3,176**	**2,715**	**906**
Total operating expenses	**2,679**	**2,284**	**725**
Operating profit	**497**	**431**	**181**
EBITDA	1,295	1,022	306
Depreciation and amortization	780	579	125
Write-downs	18	12	-
Operating profit	**497**	**431**	**181**
Operating profit/Total revenues (%)	15.6	15.9	20.0
EBITDA/Total revenues (%)	40.8	37.6	33.8
Capex	1,043	1,457	459
No. of man-years (end of period)	1,450	1,443	1,477
No. of subscriptions (in thousand)	2,207	1,616	1,039

The table shows figures included in the accounts for Telenor from the date of acquisition. Telenor consolidated DiGi.Com as a subsidiary effective 1 September 2001, when we increased our ownership interest in the company from 32.9% to 61.0%.

The Norwegian Kroner appreciated against the Malaysian Ringgit by 12% in 2003 compared to 2002.

Operating profit and EBITDA – DiGi.Com

Operating profit and EBITDA measured in NOK and in local currency increased in 2003 compared to 2002 due to the increase in revenues, which more than offset the increase in operating expenses. Depreciation and amortization increased due to the full year effect of the shortening of the depreciation period for some network-based equipment from 1 July 2002 and due to a high level of capital expenditure in the recent years. This contributed to a slight decrease in the operating profit margin.

Revenues – DiGi.Com

In 2003, DiGi.Com had a 17% increase in revenues measured in NOK compared to 2002. Measured in local currency, the increase was 33%. The increase in revenues was due primarily to higher traffic and increased use of value added services (VAS) resulting from an increase of 591,000 in the number of subscriptions in 2003. However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. DiGi.Com also introduced price reductions in the form of free call time and loyalty programs in 2003 and this contributed to the decrease in revenues. Other revenues, mainly coming from DiGi.Com's international carrier business, increased in 2003 compared to 2002 due to higher traffic volumes.

DiGi.Com's market share of GSM subscriptions in Malaysia at 31 December 2003 was estimated to be 20% compared to 19% at 31 December 2002. During 2003, the estimated mobile penetration in Malaysia increased from 37% to 44%.

Operating expenses – DiGi.Com

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	801	730	340
Internal costs of materials and traffic charges	3	3	1
Total costs of materials and traffic charges	**804**	**733**	**341**
Own work capitalized	(7)	(3)	(1)
Salaries and personnel costs	197	194	56
Other external operating expenses	886	760	199
Other internal operating expenses	1	9	5
Losses on disposal of fixed assets and operations	-	-	-
Depreciation and amortization	780	579	125
Write-downs	18	12	-
Total operating expenses	**2,679**	**2,284**	**725**

Operating expenses increased in 2003 compared to 2002 due primarily to increased costs of materials and traffic charges resulting from the higher traffic volumes generated by the higher number of subscriptions, as well as increased depreciation due to the full year effect of the reduced depreciation period for network-based equipment. Effective 1 July 2002, DiGi.Com reduced the depreciation period for network-based equipment, which increased depreciation by nearly NOK 0.2 billion in the second half of 2002.

Capital expenditure – DiGi.Com

Capital expenditure decreased by NOK 0.4 billion (0.2 billion if measured in local currency) in 2003 compared to 2002 due to reduced prices for network-related equipment.

KYIVSTAR – UKRAINE
(ownership interest 55.4% as of 31 December 2003)

in NOK millions	2003	2002	2001
Mobile related revenues	2,569	681	-
Other revenues	65	27	-
Total revenues	**2,634**	**708**	-
Total operating expenses	**1,404**	**403**	-
Operating profit	**1,230**	**305**	-
EBITDA	1,573	403	-
Depreciation and amortization	343	98	-
Write-downs	-	-	-
Operating profit	**1,230**	**305**	-
Operating profit/Total revenues (%)	46.7	43.1	-
EBITDA/Total revenues (%)	59.7	56.9	-
Capex	979	329	-
No. of man-years (end of period)	1,269	994	-
No. of subscriptions (in thousand)	3,037	1,856	-

The table shows figures included in the accounts for Telenor from the date of acquisition.

In 2002, Telenor increased the ownership interest in Kyivstar from 45.4% to 54.2% and consolidated Kyivstar as a subsidiary effective 1 September 2002. As of May 2003, Telenor's ownership interest increased to 55.4%. The following discussion and analysis of Kyivstar's results of operations is based on Kyivstar's financial statements for the years ended 31 December 2002 and 2003, as prepared by Kyivstar, adjusted to conform materially with Norwegian GAAP. Telenor believe that such information provides a more useful measure of comparative financial performance for a period when Kyivstar was not yet consolidated. However, such information does not purport to represent what the actual results of operations would have been had Kyivstar been consolidated from 1 January 2002 and is not necessarily indicative for future operating results.

The functional currency for Kyivstar is the US Dollar. The Norwegian Kroner appreciated against the US Dollar by 12% in 2003 compared to 2002.

Operating profit and EBITDA – Kyivstar

Operating profit increased by 37% measured in Norwegian Kroner and by 57% measured in US Dollars in 2003 compared to 2002. EBITDA increased by 36% measured in Norwegian Kroner and by 55% measured in US Dollars in 2003 compared to 2002. The increase was due to increased revenues, which more than offset the increase in operating expenses. The increase in operating expenses was less than proportional to the increase in revenues as Kyivstar was able to benefit from economies of scale.

Revenues – Kyivstar

In 2003, the company had a 44% increase in revenues measured in Norwegian Kroner (a 50% increase if measured in US Dollars) compared to 2002. The increase in revenues was due primarily to increased traffic resulting from an increase of 1,181,000 in the number of subscriptions in 2003. In addition, on average each subscription generated marginally more revenue as usage increased due to increased mobile penetration and the introduction of the new Ukrainian interconnection regime. Increased usage was partially offset by a decrease in prices due to the introduction of the new interconnection regime.

Kyivstar's market share of GSM subscriptions in the Ukraine at 31 December 2003 was estimated to be 47% compared to 50% at 31 December 2002. During 2003, the estimated mobile penetration in the Ukraine increased from 7.8% to 13.7%.

Operating expenses – Kyivstar

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	276	92	-
Internal costs of materials and traffic charges	-	-	-
Total costs of materials and traffic charges	**276**	**92**	**-**
Own work capitalized	-	-	-
Salaries and personnel costs	89	25	-
Other external operating expenses	684	179	-
Other internal operating expenses	12	9	-
Losses on disposal of fixed assets and operations	-	-	-
Depreciation and amortization	343	98	-
Write-downs	-	-	-
Total operating expenses	**1,404**	**403**	**-**

Operating expenses increased in 2003 compared to 2002 due primarily to the increased number of subscriptions. Costs of materials and traffic charges increased as a result of higher traffic volume. In addition, advertising costs increased in 2003 compared to 2002 as the market became more competitive. Commission expenses also increased, but the commission cost per new subscription was in line with 2002.

Capital expenditure – Kyivstar

Capital expenditure in 2003 was in line with 2002 when measured in US Dollars.

GRAMEENPHONE – BANGLADESH
(ownership interest 51.0% as of 31 December 2003)

in NOK millions	2003	2002	2001
Mobile related revenues	1,529	1,203	759
Other revenues [1]	7	386	426
Total revenues	**1,536**	**1,589**	**1,185**
Total operating expenses	**693**	**958**	**857**
Operating profit	**843**	**631**	**328**
EBITDA	1,001	757	457
Depreciation and amortization	158	126	129
Write-downs	-	-	-
Operating profit	**843**	**631**	**328**
Operating profit/Total revenues (%)	54.9	39.7	27.7
EBITDA/Total revenues (%)	65.2	47.6	38.6
Capex	429	342	425
No. of man-years (end of period)	829	692	589
No. of subscriptions (in thousand)	1,141	769	464

[1] With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities have been deducted from revenues. With effect from 1 January 2003, sales of handsets by GrameenPhone are treated as commission sales and are therefore excluded from revenues and costs of materials. These changes contributed to a significant decrease in "other revenues" and costs of materials in 2003 but had no effect on profits.

In December 2003, Telenor increased its ownership interest in GrameenPhone from 46.4% to 51.0%. The voting interest remained unchanged at 51.0%. The Norwegian Kroner appreciated against the Bangladeshi Takka by 13% in 2003 compared to 2002 and by 13% in 2002 compared to 2001.

Operating profit and EBITDA – GrameenPhone

Operating profit and EBITDA increased in 2003 compared to 2002 due to higher traffic as a result of the increase in the number of subscriptions, which more than offset the increase in operating expenses. Depreciation and amortization increased in 2003 compared to 2002 due to a higher level of capital expenditure during 2003.

Revenues – GrameenPhone

Measured in Norwegian Kroner, mobile-related revenues increased by 27% in 2003 compared to 2002 due to increased traffic resulting from an increase of 372,000 in the number of subscriptions. However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. In local currency, mobile-related revenues increased by 47% in 2003 compared to 2002.

GrameenPhone's estimated share of GSM subscriptions in Bangladesh at 31 December 2003 decreased to 62% from 69% at 31 December 2002 due to increased competition. During 2003, the estimated mobile penetration in Bangladesh increased from 0.9% to 1.3%.

Operating expenses – GrameenPhone

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	164	524	539
Internal costs of materials and traffic charges	-	-	-
Total costs of materials and traffic charges	**164**	**524**	**539**
Own work capitalized	-	-	-
Salaries and personnel costs	51	42	38
Other external operating expenses	309	266	151
Other internal operating expenses	6	-	-
Losses on disposal of fixed assets and operations	5	-	-
Depreciation and amortization	158	126	129
Write-downs	-	-	-
Total operating expenses	**693**	**958**	**857**

Operating expenses decreased in 2003 compared to 2002 primarily as a result of the treatment of sales of handsets as commission sales from 1 January 2003, which reduced costs of materials and traffic charges. Excluding the effect of this change, operating expenses increased in 2003 compared to 2002 due to higher traffic and operation and maintenance expenses. Depreciation and amortization increased in 2003 compared to 2002 due to increased capital expenditure during 2003.

Capital expenditure – GrameenPhone

Capital expenditure increased in 2003 compared to 2002 due primarily to network expansion.

OTHER UNITS IN MOBILE

(including amortization of net excess values and eliminations of purchases and sales between the units in Mobile)

in NOK millions	2003	2002	2001
EBITDA	(488)	(616)	(427)
Depreciation and amortization [1]	991	1,069	213
Write-downs [2]	7	2,147	-
Operating (loss)	**(1,486)**	**(3,832)**	**(640)**
[1] includes amortization of Telenor's net excess values by *)	911	935	115
[2] includes write-downs of Telenor's net excess values by *)	-	2,138	-
Investments			
Capex	72	28	158
No. of man-years (end of period)	275	186	326

*) Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Other units in Mobile comprise our mobile operations in Sweden (Telenor Mobile Sweden), costs related to the management and administration of our international mobile portfolio, djuice.com, and amortizations and write-downs of our net excess values.

Operating loss was lower in 2003 compared to 2002, primarily because we made write-downs of NOK 2,147 million in 2002, mainly related to goodwill on DiGi.Com. The EBITDA loss was lower in 2003 compared to 2002 due to the discontinuance of our djuice.com activities in 2003, reduced management and administrative expenses.

Telenor Mobile Sweden had total revenues of NOK 127 million in 2003 (NOK 81 million in 2002), with an EBITDA loss of NOK 114 million (a EBITDA loss of NOK 77 million in 2002).

The decrease in capital expenditure in 2003 compared to 2002 was due to the discontinuance of our djuice.com activities.

ASSOCIATED COMPANIES AND JOINT VENTURES IN MOBILE

in NOK millions	2003	2002	2001
Telenor's share of [1]			
Net income after taxes	608	612	421
Amortization of Telenor's net excess values	(534)	(798)	(1,276)
Write-downs of Telenor's excess values	(15)	(1,884)	(10,900)
Gain on disposal of ownership interests	1,580	40	21,432
Net result from associated companies	**1,639**	**(2,030)**	**9,677**

[1] These figures are partly based on our management's estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item "net result from associated companies". Our share of the other items shown in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

The results from associated companies were affected by:

- The sale of VIAG Interkom and Esat Digifone in 2001, Extel in 2002 and the sale of StavTeleSot, OniWay and 9% of the shares in Cosmote in 2003.
- DiGi.Com, Pannon GSM and Kyivstar being accounted for as subsidiaries effective 1 September 2001, 4 February 2002 and 1 September 2002, respectively.

We have increased our ownership interest in the Danish operator Sonofon from 53.5% to 100%, effective from 12 February 2004.

Telenor's mobile associated companies outside Norway, particularly VimpelCom in Russia and DTAC in Thailand, experienced a significant increase in their customer base in 2003.

Adjusted for associated companies sold or becoming subsidiaries, net income after taxes increased by approximately NOK 100 million in 2003 compared to 2002, mainly due to VimpelCom. This was partially offset by a write-down of assets in Sonofon of approximately NOK 100 million related to fixed wireless access. Net income after taxes in 2002 included a write-down of our investment in OniWay of NOK 316 million. We wrote down this investment as we did not consider it commercially sensible to continue operations as planned. We disposed of our shares in OniWay in June 2003 with a gain of NOK 35 million reported as a part of financial items.

Due to the write-downs in 2002 and the consolidation of Pannon GSM and Kyivstar, amortization of net excess values on associated companies decreased in 2003 compared to 2002. In addition, in 2003 amortization of net excess values decreased due to the reversal of previous amortization of net excess values on Wireless Matrix, as net excess values had been reduced to below zero in 2002. Due to the consolidation of Sonofon as from 12 February 2004, we expect amortization of net excess values on associated companies to decrease further in 2004.

At 31 December 2002, we wrote down NOK 1.0 billion to the estimated fair value of Sonofon based on discounted cash flows and comparison to other companies. We wrote down DTAC/UCOM by NOK 0.9 billion to the publicly quoted share price at 31 December 2002.

Gains on disposals in 2003 were related to the sale of StavTeleSot in January 2003 and the sale of 9% of the shares in Cosmote in April 2003. Gains in 2002 were related to the sale of Extel in December 2002.

in NOK millions	2003	2002	2001
External revenues	18,787	18,338	17,818
Internal revenues	1,713	1,670	1,867
Gains on disposal of fixed assets and operations	9	14	6
Total revenues	**20,509**	**20,022**	**19,691**
External costs of materials and traffic charges	3,903	3,649	3,481
Internal costs of materials and traffic charges	1,529	1,626	1,827
Total costs of materials and traffic charges	**5,432**	**5,275**	**5,308**
Own work capitalized	(117)	(110)	(194)
Salaries and personnel costs	3,650	3,577	3,313
Other external operating expenses	3,140	3,966	4,041
Other internal operating expenses	1,714	1,685	1,671
Losses on disposal of fixed assets and operations	25	32	6
Depreciation and amortization [1]	4,110	4,366	3,669
Write-downs [2]	24	500	842
Total operating expenses	**17,978**	**19,291**	**18,656**
Operating profit	**2,531**	**731**	**1,035**
Associated companies	8	(5)	(874)
Net financial items	(736)	(297)	(319)
Profit before taxes and minority interests	**1,803**	**429**	**(158)**
[1] Includes amortization of Telenor's net excess values by *)	(76)	157	363
[2] Includes write-downs of Telenor's net excess values by *)	-	160	-
EBITDA	6,665	5,597	5,546
Depreciation and amortization	4,110	4,366	3,669
Write-downs	24	500	842
Operating profit	**2,531**	**731**	**1,035**
Operating profit/Total revenues (%)	12.3	3.7	5.3
EBITDA/Total revenues (%)	32.5	28.0	28.2
Investments:			
– Capex	1,867	3,260	5,203
– Investments in businesses	294	270	325
No. of man-years (end of period)	6,087	7,215	7,766
– Of which abroad	652	1,583	1,701

*) Net excess values are the difference between Telenor's acquisition cost and our share of equity at acquisition of subsidiaries.

Revenues

in NOK millions	2003	2002	2001
Norway	18,189	18,281	18,616
Sweden	1,603	1,073	398
Russia [1]	703	682	582
Other	162	149	121
Eliminations	(148)	(163)	(26)
Total revenues	**20,509**	**20,022**	**19,691**

EBITDA

in NOK millions	2003	2002	2001
Norway	6,512	5,489	5,502
Swede	(56)	(100)	(128)
Russia [1]	215	228	186
Other	(8)	(23)	(43)
Eliminations	2	3	29
Total EBITDA	**6,665**	**5,597**	**5,546**

Operating profit

in NOK millions	2003	2002	2001
Norway	2,720	1,157	1,371
Sweden	(198)	(333)	(290)
Russia [1]	71	70	27
Other	(71)	(166)	(102)
Eliminations	9	3	29
Total operating profit	**2,531**	**731**	**1,035**

[1] 11 months in 2003. On 1 December 2003, we exchanged the shares in our consolidated subsidiary Comincom/Combellga (Russia) for an ownership interest in the listed company Golden Telecom, which is reported as an associated company.

Overview

In 2003, we experienced increased competition in Norway, both from other providers of fixed telephony services and mobile operators. In 2003 our markets shares were reduced. However, our revenues in Norway were relatively stable in 2003 compared to 2002. Our revenues from ADSL, which carried an increasing portion of our data traffic, and the wholesale market represented an increasing portion of our total revenues, which to a large extent offset the decrease in other revenues. We expect these trends to continue in 2004. In the third quarter of 2003, we started to offer and sell unbundled telephony access (PSTN and ISDN) lines on a wholesale basis to other operators.

Overall, Fixed's operating profit and operating profit margin increased in 2003 compared to 2002, primarily due to our emphasis on cost reductions and operational efficiency through process improvements, our efficient use of the capital expenditure which we made in earlier periods and our reliable existing network infrastructure. This, in addition to reduced demand for fixed network services and lower equipment prices contributed to reduced capital expenditure in 2003 compared to 2002.

On 1 December 2003, we exchanged the shares in our consolidated subsidiary Comincom/Combellga (Russia) for an ownership interest in the listed company Golden Telecom, which is reported as an associated company as of the date of the transaction.

Operating profit and EBITDA

Operating profit increased in 2003 compared to 2002 due to decreased depreciation, amortization and write-downs and increased EBITDA. Write-downs in 2002 related to data equipment and IT solutions both for internal use and to provide services to our customers. Depreciation and amortization decreased in 2003 compared to 2002 due to the write-downs made in 2002 and due to decreased capital expenditure and amortization of negative goodwill related to Fixed-Sweden. Decreased operating expenses also contributed to the increase in EBITDA in 2003 compared to 2002.

In 2003, we recorded expenses for workforce reductions and loss contracts totaling NOK 6 million, compared to NOK 311 million in 2002. In addition, we reduced our operating expenses in 2003 as a result of other cost reduction measures.

FIXED – NORWAY

Business market – fixed network

in NOK millions	2003	2002	2001
Subscriptions and connections			
– Analog (PSTN)/digital (ISDN)	1,240	1,335	1,313
Subscriptions and connections			
– ADSL/Internet	226	194	112
Fixed to fixed traffic domestic, excluding			
traffic to Internet service providers (ISP)	625	776	838
Traffic to Internet service providers (ISP)	116	170	251
Traffic to mobile	647	666	694
Traffic abroad	159	180	196
Other traffic	621	669	639
Total fixed network business market	**3,634**	**3,990**	**4,043**

Residential market – fixed network

Subscriptions and connections			
– Analog (PSTN)/digital (ISDN)	3,060	3,026	2,916
Subscriptions and connections			
– ADSL/Internet	815	543	339
Fixed to fixed traffic domestic, excluding			
traffic to Internet service providers (ISP)	1,061	1,190	1,288
Traffic to Internet service providers	445	520	578
Traffic to mobile	1,069	1,144	1,111
Traffic abroad	250	279	287
Other traffic	630	660	725
Total fixed network residential market	**7,330**	**7,362**	**7,244**

Other retail revenues

Leased lines	329	341	337
Data services			
(frame relay, ATM, lan-lan, datapak)	836	828	847
Managed Services	726	679	781
Other	377	388	550
Total other retail revenues	**2,268**	**2,236**	**2,515**
Total retail revenues	**13,232**	**13,588**	**13,802**

Wholesale market – fixed network

Sale to service providers and operators	249	107	29
Domestic interconnect	643	629	693
International interconnect	339	340	418
Transit traffic	1,038	1,027	953
Leased lines	631	647	704
Other wholesale	277	194	143
Total wholesale market – fixed network	**3,177**	**2,944**	**2,940**
Total external revenues	**16,409**	**16,532**	**16,742**
Internal revenues	1,776	1,749	1,868
Gains on disposal of fixed			
assets and operations	4	-	6
Total revenues	**18,189**	**18,281**	**18,616**
Total operating expenses	**15,469**	**17,124**	**17,245**
Operating profit	**2,720**	**1,157**	**1,371**

in NOK millions	2003	2002	2001
EBITDA	6,512	5,489	5,502
Depreciation and amortization [1]	3,773	3,919	3,360
Write-downs [2]	19	413	771
Operating profit	**2,720**	**1,157**	**1,371**
[1] Includes amortization of Telenor's			
net excess values by *)	9	23	7
[2] Includes write-downs of Telenor's			
net excess values by *)	-	89	177
Operating profit/Total revenues (%)	15.0	6.3	7.4
EBITDA/Total revenues (%)	35.8	30.0	29.6
Investments:			
– Capex	1,568	2,919	4,780
– Investments in businesses	1	11	316
No. of man-years (end of period)	5,440	5,653	6,255

*) Net excess values are the difference between our acquisition cost and Telenor's share of equity at acquisition of subsidiaries.

Operating profit and EBITDA – Fixed – Norway

Operating profit increased in 2003 compared to 2002 due to decreased depreciation, amortization and write-downs and increased EBITDA. Write-downs in 2002 related to data equipment and IT solutions both for internal use and to provide services to our customers. Depreciation and amortization decreased due to the write-downs in 2002 and a decrease in capital expenditure. Increased EBITDA in 2003 compared to 2002 was due to increased gross margin (revenues less costs of material and traffic charges as a percentage of revenues) due to changes in the mix of products and services – with a larger share of revenues being generated from higher margin products and services, and reduced operating expenses, excluding depreciation, amortization and write-downs. We did not record expenses for workforce reductions and loss contracts in 2003; such expenses totaled NOK 304 million in 2002. In addition, in 2003 we reduced our operating expenses as a result of cost cutting measures implemented during 2002 and 2003.

External revenues – Fixed – Norway

Residential and business market

External subscription and connection revenues from PSTN/ISDN decreased in 2003 compared to 2002 due to transition to sale of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole. In the residential market, the decrease in the number of subscriptions was offset by the full-year effect of increased prices from 1 May 2002.

Increased external revenues from ADSL and Internet subscriptions were due to the increase in the number of ADSL subscriptions. The number of ADSL subscriptions (business and residential) was approximately 177,000 at 31 December 2003, an increase of 83,000 compared to the end of 2002.

Reduced external traffic revenues in 2003 compared to 2002 were due to an approximately 8% (11% in the business market and 6% in the residential market) decrease in total traffic in Telenor's fixed network (total market) measured in minutes and reduced market share due to increased competition. The decrease in traffic resulted from the migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL.

Telenor's market share measured in traffic minutes was 69% in December 2003 (72% in the business market and 68% in the residential market), compared to 72% in December 2002 (76% in the business market and 70% in the residential market).

Other external retail revenues

Other external retail revenues in 2003 were in line with 2002.

Wholesale market

Increased revenues from sales to service providers and other operators in 2003 compared to 2002 were due to sales of unbundled telephony access (PSTN/ISDN lines), ADSL and traffic on a wholesale basis. We started to offer and sell unbundled telephony access (PSTN/ISDN lines) on a wholesale basis in the third quarter of 2003. Such sales started to have an impact on our revenues in the fourth quarter of 2003. External revenues from domestic interconnection increased in 2003 compared to 2002 due to an increased number of subscriptions with other Norwegian fixed telephony service providers and mobile operators.

Other wholesale revenues increased in 2003 compared to 2002 due to sales of local loop unbundled subscriptions, and co-location products.

Internal revenues – Fixed – Norway

Internal revenues consist of intra-group sales of network capacity, leased lines and interconnections, mainly to Telenor Mobil – Norway, sales of other wholesale products such as co-location and contractor work and sales of managed services and data services, mainly to Fixed – Sweden. Internal revenues increased in 2003 compared to 2002 mainly due to increased sales of co-location and contractor work to Telenor Mobil – Norway and Broadcast.

Operating expenses – Fixed – Norway

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	2,545	2,759	3,039
Internal costs of materials and traffic charges	1,583	1,704	1,839
Total costs of materials and traffic charges	**4,128**	**4,463**	**4,878**
Own work capitalized	(103)	(96)	(186)
Salaries and personnel costs	3,189	3,175	3,039
Other external operating expenses	2,792	3,563	3,727
Other internal operating expenses	1,682	1,658	1,652
Losses on disposal of fixed assets and operations	(11)	29	4
Depreciation and amortization	3,773	3,919	3,360
Write-downs	19	413	771
Total operating expenses	**15,469**	**17,124**	**17,245**

Total costs of materials and traffic charges decreased in 2003 compared to 2002 due to: the decrease in traffic to Internet service providers (ISP) as a result of the transition to ADSL, which does not generate traffic charges; the decrease in fixed to mobile and international traffic; the decrease in prices for termination in mobile networks from 1 July 2003. We also decreased our costs of materials and traffic charges of managed services. This was due to both reduced volume of external and internal sale and a shift towards products with higher gross margin. The shift towards products with higher gross margin was partly achieved by renegotiating contracts so that contract elements with relatively high level of materials and traffic charges were removed from scope of work.

Salaries and personnel costs in 2003 were in line with 2002. The decrease in the number of man-years during 2003 was offset by general wage inflation and transfer of approximately 180 man-years, primarily from the Broadcast business area, between the last quarter of 2002 and the first quarter of 2003.

Overall, other operating expenses decreased in 2003 compared to 2002, except costs related to sales and marketing which had a slight increase. Our operating expenses decreased as a result of our focus on efficiency improvements. In particular, our maintenance costs decreased, due partly to reduced prices. Expenses for workforce reductions decreased by NOK 304 million in 2003 compared to 2002.

Depreciation and amortization decreased in 2003 compared to 2002 mainly due to the reduction in capital expenditure and the write-downs made in 2002.

Capital expenditure – Fixed – Norway

The reduction in capital expenditure in 2003 compared to 2002 was due to the more efficient use of capacity resulting from our capital expenditure in earlier years, lower demand for fixed network services and lower equipment prices. In 2002, we reported high capital expenditure due to the completion of our new internal IT-system in Norway and the reclassification of some lease agreement related to operational and customer equipment from operating to finance lease.

FIXED – SWEDEN

in NOK millions	2003	2002	2001
External revenues	1,517	983	380
Internal revenues	81	76	18
Gains on disposal of fixed assets and operations	5	14	-
Total revenues	**1,603**	**1,073**	**398**
Total operating expenses	**1,801**	**1,406**	**688**
Operating (loss)	**(198)**	**(333)**	**(290)**
EBITDA	(56)	(100)	(128)
Depreciation and amortization	141	218	91
Write-downs	1	15	71
Operating (loss)	**(198)**	**(333)**	**(290)**
Investeringer:			
– Capex	85	84	47
– Investments in businesses	13	257	9
No. of man-years (end of period)	443	551	523

In 2003, the operations of Fixed – Sweden changed significantly compared to 2002. As of 31 December 2002, the customer base in Telenordia Privat AB was sold in exchange for a 37.2% ownership interest in the listed Swedish service provider Glocalnet AB. In December 2002, Telenor also purchased 90% of the shares in the listed Swedish fixed line operator Utfors AB, which was consolidated as a subsidiary from 31 December 2002.

Operating (loss) – Fixed – Sweden

The decrease in operating loss in 2003 compared to 2002 was mainly due to the consolidation of Utfors AB and increased revenues from the other operations of Fixed – Sweden. The decrease in depreciation and amortization in 2003 compared to 2002 was due to the amortization of negative goodwill in connection with the acquisition of Utfors AB.

Revenues – Fixed – Sweden

Increased revenues in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB, a new wholesale agreement with the associated company Glocalnet AB and increased sales of traffic and data services in the business market.

Operating expenses – Fixed – Sweden

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	1,047	626	247
Internal costs of materials and traffic charges	93	69	20
Total costs of materials and traffic charges	**1,140**	**695**	**267**
Own work capitalized	-	-	-
Salaries and personnel costs	294	236	126
Other external operating expenses	198	222	127
Other internal operating expenses	18	20	6
Losses on disposal of fixed assets and operations	9	-	-
Depreciation and amortization [1]	141	218	91
Write-downs [1]	1	15	71
Total operating expenses	**1,801**	**1,406**	**688**
[1] Includes amortization and write-downs of Telenor's net excess values by [*]	(143)	31	47

[*] Net excess values are the difference between our acquisition cost and Telenor's share of equity at acquisition of subsidiaries.

Increased operating expenses in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB. Depreciation and amortization decreased in 2003 compared to 2002 due to amortization of negative goodwill in connection with the acquisition of Utfors AB.

FIXED – RUSSIA

As of 1 December 2003, we exchanged our ownership interest in our Russian subsidiary Comincom/Combellga for shares in the listed Russian fixed line operator Golden Telecom. Concurrent with this exchange, we also purchased additional shares in Golden Telecom in the market. As a result of these transactions, Telenor had an ownership interest in Golden Telecom of 20.4 % at 31 December 2003 and Golden Telecom is accounted for as an associated company from 1 December 2003. Consequently, Comincom was consolidated only for 11 months of 2003. Growth in the Russian market combined with the company's organic growth contributed to an increase in Comincom's revenues in 2003 compared to 2002.

FIXED – OTHER COUNTRIES

Fixed – Other Countries comprises our fixed networks and Internet activities in the Czech Republic and Slovakia. Increased revenues contributed to reduced EBITDA losses in 2003 compared to 2002. In 2002, goodwill related to the Internet operations was written down by NOK 72 million.

TELENOR BROADCAST

in NOK millions	2003	2002	2001
External revenues	4,641	3,366	2,408
Internal revenues	159	241	206
Gains on disposal of fixed assets and operations	20	(2)	12
Total revenues	**4,820**	**3,605**	**2,626**
External costs of materials and traffic charges	1,934	1,477	1,021
Internal costs of materials and traffic charges	92	94	71
Total costs of materials and traffic charges	**2,026**	**1,571**	**1,092**
Own work capitalized	(18)	(32)	(19)
Salaries and personnel costs	570	609	489
Other external operating expenses	734	700	521
Other internal operating expenses	271	252	181
Losses on disposal of fixed assets and operations	8	6	18
Depreciation and amortization	1,030	844	576
Write-downs	18	130	494
Total operating expenses	**4,639**	**4,080**	**3,352**
Operating profit (loss)	**181**	**(475)**	**(726)**
Associated companies	(84)	(264)	(546)
Net financial items	*(909)*	*(812)*	*(397)*
Profit before taxes and minority interests	**(812)**	**(1,551)**	**(1,669)**
Investments			
– Capex	252	384	805
– Investments in businesses	14	2,385	906
No. of man-years (end of period)	809	972	943
– Of which abroad	210	226	164

Revenues

in NOK millions	2003	2002	2001
Distribution	3,794	2,162	799
Transmisson	1,277	1,457	1,587
Other	354	326	345
Eliminations	(605)	(340)	(105)
Total revenues	**4,820**	**3,605**	**2,626**

in NOK millions	2003	2002	2001
EBITDA			
Distribution	686	19	(68)
Transmisson	554	581	525
Other	(10)	(102)	(112)
Eliminations	(1)	1	(1)
Total EBITDA	**1,229**	**499**	**344**
Depreciation and amortization [1]	1,030	844	576
Write-downs [1]	18	130	494
Operating profit (loss)	**181**	**(475)**	**(726)**
[1] Includes amortization and write-downs of Telenor's net excess values by *)	256	161	71
Operating profit (loss)/Total revenues (%)	3.8	nm	nm
EBITDA/Total revenues (%)	25.5	13.8	13.1

*) Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Overview

In 2003, the results of the Broadcast business area were positively affected by the consolidation and integration of Canal Digital, which resulted in a streamlined and more cost-efficient organization, continued growth in the number of subscribers, market share, revenues and EBITDA, and increased economies of scale in purchase and distribution.

Telenor expect revenue and subscriber growth to continue in 2004. However, we are currently experiencing increased competition from Viasat (satellite dish) and from digital terrestrial television in Sweden.

We reported an operating profit in 2003 compared to an operating loss in 2002 and EBITDA increased primarily due to increased revenues from the consolidation of Canal Digital, subscriber growth and cost reduction initiatives, including workforce reductions. Depreciation and amortization increased due to the consolidation of Canal Digital, partially offset by reduced write-downs.

DISTRIBUTION

in NOK millions	2003	2002	2001
External revenues			
Satellite dish	2,528	1,099	-
Cable-TV	888	742	568
Small antenna TV-networks	335	252	197
Other	10	55	12
Total external revenues	**3,761**	**2,148**	**777**
Internal revenues	13	16	10
Gains on disposal of fixed assets and operations	20	(2)	12
Total revenues	**3,794**	**2,162**	**799**
Total operating expenses	**3,870**	**2,740**	**1,075**
Operating (loss)	**(76)**	**(578)**	**(276)**
EBITDA	686	19	(68)
Depreciation and amortization	754	541	207
Write-downs	8	56	1
Operating (loss)	**(76)**	**(578)**	**(276)**
EBITDA/Total revenues (%)	18.1	0.9	nm
Investments:			
– Capex	112	235	566
– Investments in businesses	-	2,369	304
No. of man-years (end of period)	416	563	441

Operating (loss) and EBITDA – Distribution

In Distribution, EBITDA increased and operating loss decreased in 2003 compared to 2002 due to the consolidation of Canal Digital, a higher number of subscribers, reduced costs for transmission and content and workforce reductions.

Revenues – Distribution

External revenues in Distribution increased in 2003 compared to 2002 due to the full-year effect of the consolidation of Canal Digital, a higher number of subscribers with satellite dish and cable-TV, price increases for cable-TV and the effect of the weakening of the Norwegian Krone against the Swedish Krone. Increased revenues from Small Antenna TV-networks in 2003 compared to 2002 were due primarily to new pay-TV channels.

At 31 December 2003, our total number of television subscribers in the Nordic region was 2,465,000, a net increase of 2.5% compared to 31 December 2002. The number of our subscribers with satellite dish was 763,000, a net increase of 8.8% compared to 31 December 2002. The number of our cable-TV subscribers increased by 33,000 to 604,000 in 2003. The numbers of households in our small antenna TV-networks was 1,098,000 at 31 December 2003, a decrease of 3.1% compared to 31 December 2002.

Operating expenses – Distribution

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	1,591	1,075	450
Internal costs of materials and traffic charges	480	233	34
Total costs of materials and traffic charges	**2,071**	**1,308**	**484**
Own work capitalized	(8)	(16)	(6)
Salaries and personnel costs	263	274	175
Other external operating expenses	570	452	159
Other internal operating expenses	204	125	55
Losses on disposal of fixed assets and operations	8	-	-
Depreciation and amortization [1)]	754	541	207
Write-downs [1)]	8	56	1
Total operating expenses	**3,870**	**2,740**	**1,075**
[1)] Includes amortization and write-downs of Telenor's net excess values by [*)]	255	160	68

[*)] Net excess values are the difference between our acquisition cost and Telenor's share of equity at acquisition of subsidiaries.

Total operating expenses in Distribution increased in 2003 compared to 2002 due primarily to the full-year effect of the consolidation of Canal Digital.

Our gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) in Distribution increased by 5 percentage points to 45% due primarily to reduced transmission costs as a result of the renegotiation of prices with the Transmission division and reduced program costs per subscriber resulting from economies of scale in our content purchasing activities.

Salaries and personnel costs in 2003 decreased despite the full year effect of the consolidation of Canal Digital due to workforce reductions and the effect of the outsourcing of personnel from Distribution to other business areas of Telenor at the end of 2002, which contributed to the increase in other internal operating expenses.

In 2003, we expensed NOK 10 million for workforce reductions and termination of contracts compared to NOK 48 million in 2002.

In the fourth quarter of 2002 and in the first quarter of 2003 we reduced the number of employees in Distribution as part of our restructuring plan.

TRANSMISSION

in NOK millions	2003	2002	2001
External revenues			
Satellite Broadcasting	352	655	999
Norkring	464	455	434
Total external revenues	**816**	**1,110**	**1,433**
Internal revenues	461	347	154
Gains on disposal of fixed assets and operations	-	-	-
Total revenues	**1,277**	**1,457**	**1,587**
Total operating expenses	**996**	**1,207**	**1,911**
Operating profit (loss)	**281**	**250**	**(324)**
EBITDA	554	581	525
Depreciation and amortization	266	290	356
Write-downs	7	41	493
Operating profit (loss)	**281**	**250**	**(324)**
Operating profit (loss)/Total revenues (%)	22.0	17.2	nm
EBITDA/Total revenues (%)	43.4	39.9	33.1
Investments:			
– Capex	116	115	207
– Investments in businesses	-	-	-
No. of man-years (end of period)	222	252	359

Operating profit (loss) and EBITDA – Transmission

Operating profit in Transmission increased in 2003 compared to 2002 mainly due to decreased depreciation and amortization due to fully depreciated assets and reduced write-downs. EBITDA was reduced in 2003 compared to 2002. Decreased revenues were partially offset by a decrease in operating expenses, excluding depreciation, amortization and write-downs.

Revenues – Transmission

External revenues in Transmission decreased in 2003 compared to 2002 due to the consolidation of Canal Digital in 2002 and the phasing out of analog transmission via satellite. Revenues from sales to Canal Digital were reported as external revenues until 30 June 2002. Such revenues amounted to NOK 206 million for the first six months of 2002. Following the consolidation of Canal Digital, sales from Transmission to Canal Digital (Distribution) have been reported as internal revenues in Transmission and eliminated for the Broadcast business area as a whole. Other internal revenues in Transmission consist mainly of sales of satellite capacity to Satellite Services and Satellite Networks (included in our "Other business units").

Operating expenses – Transmission

in NOK millions	2003	2002	2001
External costs of materials and traffic charges	287	354	453
Internal costs of materials and traffic charges	45	70	68
Total costs of materials and traffic charges	**332**	**424**	**521**
Own work capitalized	(7)	(10)	(10)
Salaries and personnel costs	159	194	193
Other external operating expenses	90	152	224
Other internal operating expenses	149	116	116
Losses on disposal of fixed assets and operations	-	-	18
Depreciation and amortization	266	290	356
Write-downs	7	41	493
Total operating expenses	**996**	**1,207**	**1,911**

In 2003, costs of materials and traffic charges in Transmission decreased compared to 2002, due primarily to reduced prices for satellite capacity. In 2004, we expect to replace our currently leased satellite capacity with our own satellite transponders as a result of our contractually committed capital expenditure for transponders in 2004. We expect to reduce our costs of materials and traffic charges and to increase our depreciation and amortization as a result of this capital expenditure.

Salaries and personnel costs decreased in 2003 compared to 2002 due primarily to workforce reductions and outsourcing of personnel from Transmission to other business areas of Telenor from the end of 2002, which increased other internal operating expenses for Transmission. The decrease in other external operating expenses was due to cost saving initiatives. Depreciation and amortization decreased in 2003 compared to 2002 primarily as a result of fully depreciated assets in Norkring and the effect of write-downs in Satellite Broadcasting in 2002.

Other

Other mainly consists of Conax, which offers conditional access systems (such as smart cards), and the corporate functions of Broadcast.

Reduced EBITDA (loss) in 2003 compared to 2002 was due to a management fee from Canal Digital, increased revenues in Conax and cost saving initiatives.

Capital expenditure

Capital expenditure decreased in 2003 compared to 2002 due primarily to lower capital expenditure in our cable-TV networks. In 2004, we are contractually committed to a capital expenditure for a total of USD 88 million in satellite transponders for the Intelsat 10-02 satellite, which will replace our currently leased satellite capacity.

Associated companies

in NOK millions	2003	2002	2001
Telenor's share of [1]			
Net income (loss) after taxes	10	(138)	(463)
Amortization of Telenor's net excess values	(22)	(55)	(58)
Write-downs of Telenor's excess values	-	(71)	(22)
Loss on disposal of ownership interests	(72)	-	(3)
Net result from associated companies	**(84)**	**(264)**	**(546)**

[1] The figures are partly based on the management's estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line item "net result from associated companies". Telenor's share of the other line items in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

We consolidated Canal Digital as a subsidiary as of June 30, 2002 and, therefore, the results for our associated companies in Broadcast are not comparable for the period 2001 to 2003.

In 2003, the associated companies in Broadcast consisted primarily of Otrum and APR Media Holding AS. During 2003, we transferred our 29.1% ownership interest in A-Pressen to APR Media Holding in return for a 44.8% ownership interest in APR Media Holding. We recorded a loss of NOK 72 million in connection with this transaction.

OTHER UNITS

EDB BUSINESS PARTNER
(ownership interest 51.8% as of 31 December 2003)

in NOK millions	2003	2002	2001
External revenues	3,210	3,383	3,312
Internal revenues	1,060	955	1,458
Gains on disposal of fixed assets and operations	19	3	41
Total revenues	**4,289**	**4,341**	**4,811**
Total operating expenses	**4,293**	**4,750**	**6,019**
Operating (loss)	**(4)**	**(409)**	**(1,208)**
Associated companies	(13)	(5)	130
Net financial items	(71)	(86)	(94)
(Loss) before taxes and minority interests	**(88)**	**(500)**	**(1,172)**
EBITDA	399	348	447
Depreciation and amortization	375	393	393
Write-downs	28	364	1,262
Operating (loss)	**(4)**	**(409)**	**(1,208)**
Investments:			
– Capex	210	167	174
– Investments in businesses	95	88	749
No. of man-years (end of period)	2,477	2,760	3,172
– Of which abroad	266	308	344

Overview

EDB Business Partner ASA is listed on the Oslo Stock Exchange. EDB Business Partner encompasses the former Telenor Programvare and EDB ASA, which were consolidated effective as of 1 May 1999. The figures are affected by the acquisitions of PDS AS (1 April 2001), Accept Data AS (1 August 2001) and Infovention AB (1 September 2001) within Banking & Finance, DnB IT Drift (1 July 2001 and 1 October 2002) and Unigrid AB (1 August 2001) within IT Operations and Incatel AS (1 May 2003) within Telecom. The Consulting Area was discontinued as from 1 July 2003.

EDB Business Partners' main area of business is the Nordic strategic outsourcing industry. We expect the outsourcing market to grow over the coming years and we regard EDB Business Partner to be well positioned to take an active part of this growth particularly in the Norwegian market. The company focuses on retaining current and receiving new larger long-term outsourcing contracts. Within the Telecom area, EDB Business Partner expects a global consolidation within the mediation market and will consider alternative strategic options in connection with such consolidation.

The effects of cost reducing measures implemented in 2002 and 2003 and reduced write-downs had a positive impact on the results of EDB Business Partner in 2003.

Operating (loss) and EBITDA

Operating loss decreased in 2003 compared to 2002, mainly due to reduced write-downs of goodwill and cost reductions, partially offset by increased expenses for workforce reductions and loss contracts. EBITDA increased in 2003 compared to 2002 due to improved profitability in the IT Operations and Telecom areas, while the other areas showed reduced earnings. The restructuring process continued in the IT Operations, Banking & Finance and Consulting areas, and we recorded total expenses of NOK 223 million for workforce reductions and loss contracts in 2003 compared to NOK 111 million in 2002. The IT Operations area continued to show improved profitability as a result of increased revenues and cost efficiency. In the Telecom area, EBITDA increased due to cost reductions and acquisition of Incatel AS. EBITDA in the Banking & Finance area decreased due to reduced revenues, partially offset by cost reductions. Cost reducing measures implemented in the second half of 2003, including significant reductions in the number of employees, resulted in an improved EBITDA-margin at the end of 2003 compared to 2002. The Consulting area was discontinued as from 1 July 2003 and part of its business activities were transferred to other areas in EDB Business Partner.

Revenues

Total revenues in 2003 decreased by 1% compared to 2002. Revenues decreased in all areas, except the IT Operations area, where volume growth more than offset price reductions. In the Telecom area, revenues decreased due to lower prices and reduced demand within the mediation business, offset in part by revenues from Incatel which was acquired in 2003. The Banking & Finance area experienced reduced sales of software. However, at the end of 2003 sales increased. The close down of the Consulting area in 2003 contributed to reduced revenues.

Operating expenses

in NOK millions	2003	2002	2001
Costs of materials and traffic charges	370	393	283
Own work capitalized	-	-	-
Salaries and personnel costs	1,753	1,862	1,904
Other operating expenses	1,761	1,738	2,177
Losses on disposal of fixed assets and operations	6	-	-
Depreciation and amortization	375	393	393
Write-downs	28	364	1,262
Total operating expenses	**4,293**	**4,750**	**6,019**

Operating expenses in 2003 decreased compared to 2002 due to lower write-downs and amortization of goodwill, the effects of cost reduction programs and the discontinuance of the Consulting area. We recorded total expenses of NOK 223 million for workforce reductions and loss contracts in 2003 compared to NOK 111 million in 2002. Consulting services, operations, maintenance and rent of hardware and software and other IT-services that are billed to our customers are included in other operating expenses and not as costs of materials and traffic charges.

Costs of materials decreased in 2003 compared to 2002 due to reduced revenues.

The reduction in salaries and personnel costs in 2003 compared to 2002 was due to the decrease in the number of employees following the implementation of certain restructuring measures and the discontinuance of the Consulting area.

Write-downs of goodwill totaled NOK 16 million in 2003, a decrease of NOK 340 million compared to 2002.

Capital expenditure

Capital expenditure in 2002 and 2003 related mainly to investments in computer hardware and software for the mainframe platform within the IT Operations area. In 2003, part of the capital expenditures related to the replacement of equipment used in IT operations outsourced from our customers.

OTHER BUSINESS UNITS

in NOK millions	2003	2002	2001
External revenues	3,539	4,255	4,527
Internal revenues	615	785	1,191
Gains on disposal of fixed assets and operations	51	-	1
Total revenues	**4,205**	**5,040**	**5,719**
External costs of materials and traffic charges	1,527	2,017	2,484
Internal costs of materials and traffic charges	214	265	320
Total costs of materials and traffic charges	**1,741**	**2,282**	**2,804**
Own work capitalized	1	(2)	-
Salaries and personnel costs	1,088	1,465	1,928
Other external operating expenses	580	854	1,411
Other internal operating expenses	210	237	264
Losses on disposal of fixed assets and operations	177	26	29
Depreciation and amortization [1]	491	582	754
Write-downs [1]	37	332	1,172
Total operating expenses	**4,325**	**5,776**	**8,362**
Operating (loss)	**(120)**	**(736)**	**(2,643)**
Associated companies	(318)	(132)	(107)
Net financial items	(314)	(943)	(551)
Loss before taxes and minority interests	**(752)**	**(1,811)**	**(3,301)**
[1] Includes amortization and write-downs of Telenor's net excess values by *)	40	99	983
Investments:			
– Capex	233	301	635
– Investments in businesses	30	771	281
No. of man-years (end of period)	2,244	3,541	3,740
– Of which abroad	1,076	2,075	1,985

*) Net excess values are the difference between Telenor's acquisition cost and our share of equity at acquisition of subsidiaries.

Revenues

in NOK millions	2003	2002	2001
Satellite Services	1,996	2,153	1,271
Satellite Networks	570	611	443
Teleservice	725	756	878
Nextra International	272	725	1,164
Software Services	121	185	365
Itworks	-	188	1,124
Other	516	438	488
Eliminations	5	(16)	(14)
Total revenues	**4,205**	**5,040**	**5,719**

EBITDA

in NOK millions	2003	2002	2001
Satellite Services	427	303	152
Satellite Networks	127	109	36
Teleservice	(7)	(62)	111
Nextra International	(195)	(155)	(930)
Software Services	33	62	239
Itworks	-	(16)	(102)
Other	23	(63)	(224)
Total EBITDA	**408**	**178**	**(718)**

Operating profit (loss)

in NOK millions	2003	2002	2001
Satellite Services	200	100	27
Satellite Networks	34	39	(118)
Teleservice	(43)	(93)	71
Nextra International	(220)	(260)	(2,042)
Software Services	(86)	(372)	83
Itworks	-	(23)	(265)
Other	(5)	(127)	(399)
Total operating (loss)	**(120)**	**(736)**	**(2,643)**

Overview

In 2002 and 2003, the activities, which we have consolidated in "Other Business units", have changed as we have disposed of some businesses and we have restructured certain others. In 2003, we successfully completed the integration of the operations of SAIT and COMSAT Mobile Communication in Satellite Services.

SATELLITE SERVICES

Revenues – Satellite Services

The decrease in revenues in Satellite Services in 2003 compared to 2002 was primarily due to the strengthening of the Norwegian Krone against the US Dollar. Reduced sales of low margin products were offset by increased sales of high-speed data (GAN) traffic, primarily due to the conflict in Iraq. This product has a higher margin.

Operating profit – Satellite Services

The increase in operating profit in 2003 was due to the exploitation of synergies derived from the integration of the operations of SAIT and COMSAT Mobile Communication, increased sales of high margin products and discontinuance of payments to our former partners in the former Eik-cooperation. Write-downs of fixed assets and expenses for workforce reductions increased in total by NOK 20 million in 2003 compared to 2002.

Capital expenditure and investments in businesses – Satellite Services

Capital expenditure in 2003 (NOK 135 million) related primarily to Sealink equipment and to the technical up-grade of our Eik land earth station and our U.S. earth stations, primarily in connection with IT and software development. In 2002, our capital expenditure for Satellite Services (NOK 126 million) related primarily to Sealink equipment.

In 2002 we acquired COMSAT Mobile Communications for NOK 743 million (USD 81 million), reported as investments in businesses.

SATELLITE NETWORKS

Revenues – Satellite Networks

The decrease in revenues in 2003 compared to 2002 was due to reduced revenues from the Internet operation Taide and Poland and the strengthening of the Norwegian Krone against the US Dollar. Revenues in Taide decreased due to lower prices as a result of increased competition. The operations in Poland were sold at the end of 2003 with a gain on disposal of NOK 20 million.

Operating profit (loss) – Satellite Networks

The decrease in operating profit in 2003 compared to 2002 was due to a net operating loss of NOK 6 million in Poland in 2003. The loss in Poland included gain on sale of NOK 20 million and write-downs of NOK 14 million. In addition, the decrease in revenues was offset by reduced expenses due to more cost-efficient operations, including the use of satellite capacity, and lower expenses due to the strengthening of the Norwegian Krone against the US Dollar in 2003.

Capital expenditure – Satellite Networks

Capital expenditure amounted to NOK 56 million in 2003 and NOK 82 million in 2002. Capital expenditure in Satellite Networks was primarily related to satellite communication equipment leased and used by our customers. The decrease in capital expenditure in 2003 compared to 2002 was due to the lower capital expenditure required to operate contracts in 2003 compared to 2002.

TELESERVICE

Revenues – Teleservice

Reduced revenues in 2003 compared to 2002 were due to lower demand for directory enquiry services and lower market share resulting from increased competition in the market for these services in 2002. This reduction in revenues was partially offset by revenues from an acquired call-center unit in Sweden.

Operating profit (loss) – Teleservice

The operating loss was reduced in 2003 compared to 2002 due to reduced expenses for workforce reduction and pension benefits, partially offset by reduced revenues. In 2003, the workforce was further reduced, resulting in expenses for workforce reductions of NOK 45 million. Operating loss in 2002 included expenses for workforce reductions of NOK 75 million in connection with the closure of divisions, as well as NOK 66 million related to the accounting of previously granted pension benefits in Teleservice.

NEXTRA INTERNATIONAL

Revenues – Nextra International

The decrease in revenues in 2003 compared to 2002 was due to our gradual exit from the international operations of Nextra, which was completed with the sale of Nextra's operations in the United Kingdom in 2003.

Operating (loss) – Nextra International

In the period 2002 to 2003, Nextra's operations generated losses that gradually decreased as Nextra disposed of these operations. In 2003, we recorded net losses on disposals of operations of NOK 160 million, which were partially offset by the reversal of provisions. In 2001 and 2002, Telenor had made provisions to cover possible negative outcomes regarding the final settlement of the sale or liquidation of Nextra's operations. In 2003, a total of NOK 38 million of these provisions were reversed due to final settlement of the sale of our operations in Germany.

SOFTWARE SERVICES

Revenues – Software Services

Reduced scope of the business of Software Services' consultancy operations in 2003 resulted in lower revenues in 2003 compared to 2002. In addition, revenues from internal sales of CA software were lower as a result of deferred delivery.

Operating profit (loss) – Software Services

In 2002, we wrote down the value of our software licenses from Computer Associates by NOK 295 million. Excluding these write-downs, the operating loss increased in 2003 compared to 2002 due to lower revenues, partially offset by reduced operating expenses resulting from the reduced scope of the operations compared to 2002.

OTHER

Other includes principally Telenor Venture (which includes former Telenor Innovation) and Telenor International Business. Revenues increased in 2003 compared to 2002 in both business units.

The operating loss was reduced in 2003 compared to 2002 due to increased revenues and cost reducing measures in Telenor Venture.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

in NOK millions	2003	2002	2001
External revenues	229	247	280
Internal revenues	1,955	1,869	1,863
Gains on disposal	133	143	5,116
Total revenues	**2,317**	**2,259**	**7,259**
External costs of materials and traffic charges	38	43	91
Internal costs of materials and traffic charges	13	-	3
Total costs of materials and traffic charges	**51**	**43**	**94**
Own work capitalized	(2)	(7)	(44)
Salaries and personnel costs	781	875	856
Other external operating expenses	1,193	1,608	1,495
Other internal operating expenses	263	226	354
Losses on disposal of fixed assets and operations	8	83	10
Depreciation and amortization	384	362	304
Write-downs	3	-	12
Total operating expenses	**2,681**	**3,190**	**3,081**
Operating profit (loss)	**(364)**	**(931)**	**4,178**
Associated companies	(2)	(1)	(6)
Net financial items	2,846	1,929	691
Profit before taxes and minority interests	**2,480**	**997**	**4,863**
Investments:			
– Capex	253	1,064	2,044
– Investments in businesses	93	56	334
No. of man-years (end of period)	909	1,061	1,162
– Of which abroad	21	35	22
EBITDA	23	(569)	4,494
Depreciation and amortization	384	362	304
Write-downs	3	-	12
Operating profit (loss)	**(364)**	**(931)**	**4,178**

This area comprises Real Estate, Research and Development, Strategic Group Projects, Internal Insurance Company, Group Treasury, International Services and central staff and support functions.

In 2003, we reduced expenses through cost reduction initiatives and we significantly decreased our capital expenditure due to the completion of our head office at Fornebu outside Oslo during 2002.

Revenues

Revenues excluding gains on disposals were substantially stable in 2003 compared to 2002.

Operating profit (loss) and EBITDA

EBITDA increased by NOK 592 million in 2003 compared to 2002, due primarily to reduced expenses. Expenses for workforce reductions and loss contracts decreased by NOK 238 million and net gains on disposals of properties increased by NOK 65 million. Capital expenditure on owned properties reduced expenses for lease of properties as well as maintenance cost in 2003 compared to 2002. In 2003 we had fewer Group projects compared to 2002, and consequently contributed to reduced expenses. Salaries and personnel costs were reduced due to the decrease in the number of employees in 2003. NOK 272 million was expensed in 2002 for workforce reductions and loss contracts. NOK 83 million was recorded as losses on disposal in 2002, mainly relating to the bankruptcy of our former subsidiary Itworks AS.

Depreciation and amortization increased in 2003 compared to 2002 because the depreciation period for our properties, on which we made significant capital expenditure, commenced as these properties were ready for their intended use, mainly during 2002. Capital expenditure on our administrative support systems also increased depreciation and amortization due to relatively short depreciation and amortization periods.

Capital expenditure

Capital expenditure decreased considerably in 2003 compared to 2002, due primarily to the completion of our head office at Fornebu outside Oslo during 2002.

WORKING CAPITAL

Working capital (current assets less current liabilities) was positive by NOK 0.3 billion as of 31 December 2003 and negative by NOK 6.4 billion as of 31 December 2002. We believe that taking into consideration our established credit facilities and having due regard for our sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our sources of liquidity are described below.

LIQUIDITY

You should read the cash flow statement in our consolidated financial statements for detailed figures related to the Group's cash flow. We present our cash flow statement using both the direct and indirect method.

Net cash flow from operating activities increased in 2003 compared to 2002 by NOK 0.8 billion to NOK 13.7 billion. The increase was primarily related to increased revenues and operating margins. The full-year effect of the consolidation of Kyivstar and Canal Digital also contributed to this increase. The increase in cash flow was however partially offset by increased payments of financial items, including interest, and payment of income taxes. In 2002, we also had a positive cash flow effect from changes in accruals, especially reduced accounts receivables and prepayments. In 2003, the positive effect from changes in accruals was more limited compared to 2002 and we made payments on provisions made in 2002 for workforce reductions etc. In 2003, payment of income taxes were mainly related to companies outside Norway, of which NOK 2.5 billion was payment of taxes on the gain on sale of VIAG Interkom in 2001. In Norway, neither did we have to pay income taxes in 2003 nor do we expect to pay income taxes in 2004 due to tax losses carried forward.

Net cash flow from investment activities was a net payment of approximately NOK 3.5 billion in 2003, compared to a net payment of approximately NOK 21.7 billion in 2002. Our capital expenditure and investment in businesses were reduced in 2003 compared to 2002 by approximately NOK 2.6 billion and NOK 11.8 billion, respectively. Please refer to "Investments" below for further information about our investments. In 2003, we received cash payments of NOK 2.3 billion upon sale of shares in associated companies, mainly Cosmote. We also received cash payments of NOK 1.1 billion upon sale of other shareholdings, of which the largest was the sale of shares in Inmarsat in exchange for NOK 0.8 billion in cash and an ownership interests in Inmarsat's new holding company. We also received 0.5 NOK billion for the sale of fixed assets, including a net cash inflow of NOK 0.2 billion in a cross border QTE lease of fixed-line network. We also made payments of NOK 0.3 billion in 2003 for other investments.

In 2003, we made net cash payments on our interest-bearing liabilities of NOK 7.0 billion due to our cash inflows from operating activities exceeding net cash outflow from investment activities. In addition, our cash and cash equivalents increased by NOK 2.4 billion during 2003 to NOK 7.6 billion. In 2003, we paid dividends of NOK 0.8 billion to the shareholders of Telenor ASA and our subsidiaries made a further NOK 0.1 billion payment to the minority interests, mainly in GrameenPhone.

As of 12 February 2004, we paid NOK 3.6 billion for the remaining 46.5% of the shares in Sonofon which we did not already own. As of 26 February 2004, we agreed to sell our remaining shareholdings in Cosmote for cash consideration of approximately NOK 3.1 billion.

INVESTMENTS

in NOK millions	2003	2002	2001
Fixed networks	2,099	3,001	4,456
Mobile networks	2,487	2,205	1,610
Properties	546	2,840	1,102
Support systems (office and computer equipment, software, cars etc.)	1,991	3,042	2,891
Other intangible assets	81	455	316
Work in progress (net additions) and other	(750)	(2,654)	1,259
Total Capital expenditure (Capex) [1]	6,454	8,889	11,634
Investments in businesses [2]	563	12,411	7,212
Total	**7,017**	**21,300**	**18,846**

[1] Capital expenditure (capex) is investments in tangible and intangible assets.

[2] Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

Capital expenditure in 2004 is expected to increase compared to 2003 due to the purchase of our own satellite capacity, the consolidation of Sonofon and our investments in new mobile technology in Norway. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.

Our capital expenditure in 2003 was reduced by NOK 2.4 billion compared to 2002, mainly due to reduced investments in the fixed network, properties and IT-support systems in Norway. The reduction in the fixed network was due to the more effective use of capacity resulting from earlier capital expenditure, lower demand for fixed network services and lower equipment prices. In 2002, we completed our new headquarters and our new internal IT-system in Norway and in 2003 we had lower capital expenditure in strategic group projects, which contributed to the reduced level of capital expenditure in 2003 compared to 2002. Of our total capital expenditure in 2003, NOK 2.8 billion was invested in Norway and NOK 3.6 billion outside Norway, mainly in our mobile subsidiaries. Of our investments in businesses in 2003, NOK 0.4 billion was outside Norway.

The table below lists the most significant investments in businesses and the acquisition cost, including capital contributions to our associated companies, for each of the last three years.

in NOK millions	2003	2002	2001
Pannon GSM RT	-	7,906	-
COMSAT Mobile Communications	-	743	-
Utfors AB	13	153	-
Glocalnet AB	-	102	-
DiGi.Com bhd	-	-	3,223
VimpelCom (incl VimpelCom-Region)	-	432	255
Telenordia AB	-	-	191
ONE GmbH (Connect Austria)	-	44	264
Canal Digital	-	2,166	378
Kyivstar G.S.M. JSC	8	294	254
Wireless Matrix Corporation	-	-	317
Otrum Electronics ASA	-	-	273
Sweden On-Line AB	-	-	165
Marlink (SAIT Communications S.A)	-	-	189
OniWay	-	217	324
Unigrid AB	-	-	122
IT operations DnB & Nordea	-	20	597
Bravida ASA	82	91	-
OJSC Comincom/Combellga	217	-	273
OJSC Golden Telecom	63	-	-
GrameenPhone Ltd	86	-	-
Other	94	243	387
Total investments in businesses	**563**	**12,411**	**7,212**

The following transactions relating to changes in ownership interests were not reported as investments in businesses in 2003 in the table above: the sale of shares in our Russian subsidiary Comincom/Combellga in exchange for shares in the Russian listed company Golden Telecom Inc. (NOK 1.3 billion recorded as an associated company), the sale of shares in Inmarsat in exchange for cash of NOK 0.8 billion and an ownership interest in Inmarsat's new holding company (NOK 0.7 billion recorded as shares), and the sale of shares in A-pressen ASA in exchange for shares in APR Media Holding (NOK 0.4 billion recorded as an associated company).

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS AND OFF BALANCE SHEET ARRANGEMENTS

The following table shows our contractual obligations and commercial commitments as of 31 December 2003.

	Payments due				
in NOK millions	Total	Less than 1 year (2004)	2–3 years	4–5 years	Over 5 years
Short-term interest-bearing liabilities	386	386	-	-	-
Long-term interest-bearing liabilities	23,812	2,251	8,542	6,479	6,540
Finance lease obligations	1,564	422	501	334	307
Committed purchase obligations [1]					
Rent of premises	3,255	603	942	647	1,063
Rent of cars, office equipment etc.	158	71	68	11	8
Rent of satellite and network capacity	1,720	448	848	137	287
IT- related agreements	678	346	315	17	-
Other contractual obligations	807	552	209	46	-
Committed investments [1]					
Properties and equipment	500	381	65	54	-
Other contractual investments	4,366	4,358	8	-	-
Total contractual cash obligations	**37,246**	**9,818**	**11,498**	**7,725**	**8,205**
Guarantees (expire)	2,557	790	917	1	849

[1] The table does not include agreements under which we have no binding obligation to purchase or future investments required under the UMTS license awarded to us in Norway.

Our off balance sheet arrangements mainly consist of guarantees issued in connection with our operations.

For additional information you should read notes 20 and 21 for interest-bearing liabilities; note 25 for contractual obligations and note 23 for pledges and guarantees.

In addition, we have entered into three Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Please see note 15, 20, 21, 23 and 31 to our consolidated financial statements for additional information on these leases.

INFORMATION ABOUT CAPITAL RESOURCES

We will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance our future investments. You should read note 20 and 21 to our consolidated financial statements for additional information on our interest-bearing liabilities, note 23 for pledges, note 28 and 29 for share option plans and the employee stock ownership program and note 30 for equity financing.

Telenor ASA issues debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. Telenor ASA use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three domestic "open bond programs" with different maturities. In order to have satisfactory access to these external sources of financing in terms of both volume and price, we should maintain a satisfactory credit rating. Our long-term and short-term credit rating is A2/P-1 from Moody's and A-/A-2 from Standard & Poor's, both with stable outlook.

In order to secure satisfactory financial flexibility, in 2003 we established a committed syndicated revolving credit facility of Euro 1.5 billion with maturity in 2008. In accordance with our financing policy, this committed credit facility should be available to serve at any time as refinancing source for all of our outstanding commercial paper.

At the general meeting held on 8 May 2003, our shareholders resolved to grant a new authority to the board of directors to increase the share capital up to NOK 1,065,193,800 through issuance of up to 177,532,300 ordinary shares of NOK 6 nominal value each. The board's authority expires on 1 July 2004.

As of 31 December 2003, we held 28,103,172 treasury shares of the total of 30,000,000, which were issued to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000, see note 30. The general meeting held in 2001 granted authority to our board of directors to use the remaining shares for other purposes. The tax base cost of our treasury shares is somewhat uncertain, and in our opinion this cost equals zero. Thus, if the shares are disposed of for cash, a capital gain may be recognized for tax purposes depending on the consideration received. If the shares are swapped against other shares a capital gain may be deferred by application to the Norwegian Ministry of Finance. No capital gain should arise if the shares are cancelled.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Please refer to note 20 and 21 of the consolidated financial statements for a description of funding and financial risk management activities in Telenor.

Sensitivity analysis

We adopted sensitivity analysis as the approach to quantify market risk.

Fair values have been estimated in line with the principles described in note 21.

Interest rate risk is quantified by change in fair value given a 10% parallel shift in interest rate curves. Exchange rate risk is quantified by change in fair value from a 10% change in spot rates against the Norwegian Kroner. Changes in market volatilities will change the fair value of option instruments. Volatility risk is quantified by change in fair value due to a 10% change in implied volatilities.

The model underlying the sensitivity analysis includes derivatives as well as bank deposits and borrowings, short-term interest-bearing investments, commercial paper and bonds. The fair values of our equity investments or cash flows from these assets are not taken into account. As such the analysis does not show our total net exposure to financial market risk.

The assumptions used in the model for partial movements in risk factors are not based upon empirical observations. Correlations between different exchange rates, short and long-term interest rates as well as the interest rates of the different currencies in the portfolio are not taken into account. As a result, the total effects of deficiencies in the assumptions implicit in the model might be substantial and the hypothetical gains and losses calculated do not express management's expectations of future changes in fair value.

	Fair value as of	Interest rates		Exchange rates		Volatility options	
2003	**31.12.03**	**-10 %**	**10 %**	**-10 %**	**10 %**	**-10 %**	**10 %**
Foreign exchange derivatives	1,515	62	(61)	(576)	576	-	-
Interest rate derivatives	(26)	(8)	11	(32)	32	(10)	10
Net interest-bearing liabilities	(20,147)	(287)	280	2,034	(2,034)	-	-
Total	**(18,658)**	**(233)**	**230**	**1,426**	**(1,426)**	**(10)**	**10**

	Fair value as of	Interest rates		Exchange rates		Volatility options	
2002	**31.12.02**	**-10 %**	**10 %**	**-10 %**	**10 %**	**-10 %**	**10 %**
Foreign exchange derivatives	699	54	(53)	(553)	553	-	-
Interest rate derivatives	(12)	90	(86)	(15)	15	(1)	1
Net interest-bearing liabilities	(27,880)	(360)	352	2,205	(2,205)	-	-
Total	**(27,193)**	**(216)**	**213**	**1,637**	**(1,637)**	**(1)**	**1**

The decrease in market value of net interest-bearing liabilities as of December 31, 2003 compared to 31 December 2002 was primarily due to our repayment of interest-bearing liabilities and increased volume of liquid assets during 2003 as discussed under "liquidity" above.

The risk arising from changes in option volatilities is insignificant due to the small volume of options in the portfolio.

As of December 31, 2003, the interest rate sensitivity was substantially in line with December 31, 2002. The absolute size of net interest-bearing liabilities decreased resulting in a decrease in the quantified interest rate sensitivity, holding duration constant. This effect was offset by an increase in the average duration of the portfolio.

As of December 31, 2003, the exchange rate risk quantified in this analysis decreased compared to December 31, 2002, because the hedging portfolio was slightly reduced in this period.

CRITICAL ACCOUNTING ESTIMATES

Certain amounts included in or affecting our financial statements and related disclosure must be estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A "critical accounting estimate" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We evaluate such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

Impairment

We have made significant investments in tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments. These assets and investments are tested for impairment when circumstances trigger an impairment test. Factors we consider important which could trigger an impairment review include the following:

- Significant fall in market values;
- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the use of our assets or the strategy for our overall business;
- Significant negative industry or economic trends.

The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on the estimated recoverable amount, which is the higher of estimated discounted future cash flow and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

If quoted market prices for an asset or a company are not available, or the quoted market prices cannot be regarded as fair market value due to low trading liquidity, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Estimating fair values of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management's assumptions may give rise to impairment losses in the relevant periods.

Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available. US GAAP prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment by comparing fair value to the book value of the reporting entities. If the fair value is less than the book value the second phase measures the impairment. When impairment is identified, the carrying amount of goodwill is reduced to its estimated fair value of the reporting unit.

For the impairment test in accordance with US GAAP, we use undiscounted cash flows, except for goodwill. This did not result in any material difference from the results of our impairment test in accordance with Norwegian GAAP as of December 31, 2003 and 2002.

Write-downs in 2003 were not significant. In 2003, we experienced an increase in the market value of our assets and investments. On the other hand, during 2001 and 2002 the market value of telecom companies and assets decreased significantly. Consequently, in 2001 and 2002, we made substantial write-downs of tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments.

Depreciation and amortization

Depreciation and amortization is based on management estimates of the future useful life of tangible and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. We shortened the depreciation time for some tangible assets in our mobile networks in Malaysia in 2002 and in our Norwegian fixed and mobile networks in 2001.

Technological developments are difficult to predict. Ours and our competitors' views on the technological trends may change over time. Some of our assets and technologies, in which we invested several years ago are still in use and provide the basis for our new technologies. For example, our copper cables and infrastructure in our fixed networks are used as the basis for the rollout of our ADSL technology and lines. In our mobile business, the development and launch of UMTS technology and services have been slower than the telecommunications industry anticipated a few years ago. In addition, in our Norwegian operations we have reduced our capital expenditure the latest years, as we have been able to utilize our previous capital expenditure more efficiently. We review the future useful life of tangible and intangible assets periodically taking into consideration the factors mentioned above and any other material relevant factor. In case of significant changes in our estimates, depreciation and amortization charges are adjusted.

Business combinations

We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. For our larger acquisitions, we have engaged independent third-party appraisal firms to assist us in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands and licenses. The significant tangible assets include mainly networks.

Critical estimates in valuing certain tangible and intangible assets include but are not limited to: future expected cash flows from customer contracts and licenses, replacement cost for brand and for tangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Income taxes

We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our valuation allowances relate mainly to our foreign operations. Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposal of shares in subsidiaries and associated companies, until a liquidation or sale has been decided. Historically, deferred tax assets relating to losses in our foreign entities, from which we deduct our valuation allowances in accordance with our accounting policies, have subsequently been realized through the disposal of such entities. While we have considered future taxable income and feasible tax planning strategies in determining the amount of our valuation allowances, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.

To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, we believe that any taxes will be computed on the difference between the consideration received and the high tax base cost of the shares determined in connection with the in kind contribution prior to our IPO in December 2000. You should read "Income Taxes" for additional information on the in kind contribution.

We have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our Group. Even though we believe that these tax losses are tax deductible, in 2002 the Norwegian tax authorities challenged our evaluations in connection with one of our transactions. Our accounting policy is that we make provisions to cover for changes in our in tax assessments, pending the outcome of our appeal against these decisions. You should read note 13 and note 24 to the consolidated financial statements for additional information on the challenge by the Norwegian Tax authorities.

On March 26, 2004, the Norwegian government issued and submitted to the Norwegian parliament (Storting) a consultation paper outlining certain proposals for a future tax reform. The main proposal relating to the taxation of companies is a tax exemption on dividend income and on capital gains deriving from disposal of shares. As a result of such exemption, capital losses deriving from disposals of shares would not be tax deductible. If the government's proposals receive sufficient support in the Storting, the government might submit draft legislation relating to the proposed tax reform to the Storting in the fall of 2004, in which case the tax exemptions described above could become effective from the fiscal year commencing on January 1, 2004.

Pension costs, pension obligations and pension plan assets

Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. From 10% up to 15% the excess amount is recognized in the profit and loss statement over an estimated average remaining service period of 12 years and any amount in excess of 15% is recognized over a shorter period of 5 years. Actuarial losses have increased starting as of 31 December 1999, and were estimated to be approximately NOK 1.0 billion as of 31 December 2003. These actuarial losses relate to our Norwegian defined benefit plans and were approximately 21% of our pension benefit obligations as of 31 December 2003.

The increase in actuarial losses was mainly due to the reduction in our discount rate as of 31 December 1999 and again as of 31 December 2003, a lower than estimated actual return on plan assets due to the reduction in share prices in the period 1999 to 2002, that was partially offset by a higher than estimated return in 2003, and higher salary increases and pensions adjustments than we had originally estimated in the period 1999 to 2002. Our key assumptions for our Norwegian defined benefit plans, which constitute the major part of our pension plans, are evaluated each year. In 2003, long-term interest rates were reduced and, consequently, we reduced our discount rate from 6.5% to 5.7% as of 31 December 2003. We also made some other adjustments to our estimates, but the lower discount rate had the most significant effect on the fair value of our pension obligations, which increased. As of 31 December 2003, our assumptions were: 5.7% discount rate, 6.1% expected return on plan assets, 3.4% rate of compensation increase, 3.4% expected increase in the social security base amount, 3.4% annual adjustments to pensions and a 12-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years pension expenses.

The table below shows an estimate of the potential effects of a one percentage points change in our key assumptions for our defined benefit plans. As of 31 December 2003 we estimate our pension expense for 2004 for our defined benefit plans to be approximately NOK 820 million. Such expenses were NOK 698 million of our total pension expenses of NOK 760 million in 2003.

The following estimates and our estimated pension expense for 2004 are based on facts and circumstances as of 31 December 2003, and the actual results may deviate from these estimates.

in NOK millions	Discount rate +1%	Discount rate -1%	Compensation rate +1%	Compensation rate -1%	Social Security base amount +1%	Social Security base amount -1%	Annual adjustments to pensions +1%	Annual adjustments to pensions -1%
Changes in pension liabilities	(830)	890	660	(540)	(220)	220	500	(410)
Unrecognized actuarial losses	(830)	890	660	(540)	(220)	220	500	(410)
Expenses due to amortization of actuarial losses	(110)	150	110	(90)	(40)	40	90	(70)
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(280)	340	250	(210)	(90)	90	190	(160)

Legal proceedings

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount we have accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable. You should read "note 24 to the consolidated financial statements" for additional information on legal proceedings.

INFLATION

Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended 31 December 2001, 2002 and 2003 was 3.0%, 1.3% and 2.5% respectively.

NORWEGIAN GAAP COMPARED WITH US GAAP

Our consolidated financial statements have been prepared under Norwegian GAAP, which differs from US GAAP in several respects. We have prepared a reconciliation of our net income for the years ended 31 December 2001, 2002 and 2003, and of our shareholders' equity as of 31 December 2002 and 2003.

The significant differences between Norwegian GAAP and U.S. GAAP affecting our net income and shareholders equity are described in note 31 to our audited consolidated financial statements.

Under US GAAP, net income (loss) for the years ended 31 December 2001, 2002 and 2003 would have been NOK 7,004 million, NOK (3,658) million and NOK 5,036 million, respectively, as compared to, NOK 7,079 million, NOK (4,298) million and NOK 4,560 million, respectively, under Norwegian GAAP.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

Telenor Group 1 January–31 December

In NOK millions, except per share amounts	Note	2003	2002	2001
Revenues	2	52,889	48,668	40,604
Gains on disposal of fixed assets and operations	2	232	158	5,436
Total revenues		**53,121**	**48,826**	**46,040**
Operating expenses				
Costs of materials and traffic charges	4	13,094	12,485	10,204
Own work capitalized	5	(571)	(567)	(1,002)
Salaries and personnel costs	6,7	9,561	10,104	10,128
Other operating expenses	8,9	12,506	13,188	12,397
Losses on disposal of fixed assets and operations		229	147	63
Depreciation and amortization	14,15	10,597	10,236	7,251
Write-downs	14,15	145	3,553	3,822
Total operating expenses		**45,561**	**49,146**	**42,863**
Operating profit (loss)		**7,560**	**(320)**	**3,177**
Associated companies	16	1,231	(2,450)	8,237
Financial income and expenses				
Financial income		586	567	897
Financial expenses		(2,023)	(1,833)	(1,396)
Net currency loss		(1)	(311)	(402)
Net gain (loss) and write-downs of financial items		73	(789)	(258)
Net financial items	12	**(1,365)**	**(2,366)**	**(1,159)**
Profit (loss) before taxes and minority interests		**7,426**	**(5,136)**	**10,255**
Taxes	13	(2,376)	480	(3,897)
Profit (loss) before minority interests		**5,050**	**(4,656)**	**6,358**
Minority interests		(490)	358	721
Net income (loss)		**4,560**	**(4,298)**	**7,079**
Net income (loss) per share in NOK (basic), excluding treasury shares		2.57	(2.42)	3.99
Net income (loss) per share in NOK (diluted), excluding treasury shares		2.57	(2.42)	3.99

CONSOLIDATED BALANCE SHEET

Telenor Group at 31 December

In NOK millions	Note	2003	2002
Assets			
Deferred tax assets	13	3,850	4,866
Goodwill	15	9,224	10,100
Other intangible assets	15	5,536	6,682
Tangible assets	3, 15	35,722	39,265
Financial assets	16	14,014	13,249
Total fixed assets		**68,346**	**74,162**
Inventories		504	632
Current receivables, etc.	17	9,232	8,868
Short-term investments	18	384	532
Cash and cash equivalents	27	7,644	5,264
Total current assets		**17,764**	**15,296**
Total assets		**86,110**	**89,458**
Equity and liabilities			
Shareholder's equity		37,237	33,685
Minority interests		3,646	3,603
Total equity and minority interests		**40,883**	**37,288**
Liabilities			
Provisions	19	1,645	1,176
Long-term interest-bearing liabilities	20, 21	25,376	28,805
Long-term non-interest-bearing liabilities	22	754	473
Total long-term liabilities		**26,130**	**29,278**
Short-term interest-bearing liabilities	20	386	3,591
Short-term non-interest-bearing liabilities	22	17,066	18,125
Total short-term liabilities		**17,452**	**21,716**
Total equity and liabilities		**86,110**	**89,458**
Assets pledged	23	8,148	9,892
Guarantee liabilities	23	2,557	2,515
Contingent liabilities	24		

Oslo, 25 March 2004

Thorleif Enger
Chairman of the Board of Directors

Bjørg Ven
Vice-chairman of the Board of Directors

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Liselott Kilaas
Board member

John Giverholt
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

CONSOLIDATED CASH FLOW STATEMENT

Telenor Group 1 January–31 December

In NOK millions	2003	2002	2001
Proceeds from sale of goods and services	53,208	50,480	39,771
Payments to suppliers of goods and services and of other operating expenses	(25,714)	(25,056)	(22,234)
Payments to employees, pensions, social security tax, tax deductions	(9,400)	(9,643)	(9,186)
Interest etc. received	1,318	796	739
Interest etc. paid	(2,494)	(1,629)	(1,405)
Other proceeds and payments related to operating activities	(131)	(142)	366
Payment of taxes and public duties	(3,111)	(1,948)	(1,058)
Net cash flow from operating activities [1]	**13,676**	**12,858**	**6,993**
Proceeds from sale of tangible and intangible assets	523	210	1,413
Purchase of tangible and intangible assets	(6,536)	(9,098)	(11,558)
Cash receipts from sale of subsidiaries and associated companies, net of cash transferred	2,327	191	37,919
Cash payments on purchase of subsidiaries and associated companies, net of cash received	(506)	(12,232)	(6,125)
Proceeds from sale of other investments	1,072	271	314
Payments for other investments	(334)	(1,069)	(1,072)
Net cash flow from investment activities	**(3,454)**	**(21,727)**	**20,891**
Proceeds from long-term liabilities	779	19,567	4,199
Proceeds from short-term liabilities	311	184	442
Payments on long-term liabilities	(4,990)	(10,140)	(28,103)
Payments on short-term liabilities	(3,122)	(549)	(482)
Proceeds from issuance of shares to minorities in subsidiaries	32	181	89
Proceeds from issuance of shares	-	19	21
Purchase of own shares from and dividend paid to minorities in subsidiaries	(7)	-	-
Payment of dividends	(890)	(621)	(532)
Net cash flow from financing activities	**(7,887)**	**8,641**	**(24,366)**
Effect on cash and cash equivalents of changes in foreign exchange rates	45	(347)	15
Net change in cash and cash equivalents	**2,380**	**(575)**	**3,533**
Cash and cash equivalents at 1 January	5,264	5,839	2,306
Cash and cash equivalents at 31 December	**7,644**	**5,264**	**5,839**
Reconciliation [1]			
Net income (loss)	4,560	(4,298)	7,079
Minority interests	490	(358)	(721)
Taxes	2,376	(480)	3,897
Profit before taxes and minority interests	**7,426**	**(5,136)**	**10,255**
Income taxes paid	(3,283)	(2,050)	(1,173)
Net (gain) loss including write-downs of financial items	(76)	778	(5,115)
Depreciation, amortization and write-downs	10,742	13,789	11,073
Associated companies	(1,231)	2,450	(8,237)
Changes in inventories	3	(39)	32
Changes in accounts receivable and prepayments from customers	1,017	1,593	(368)
Changes in accounts payable and prepaid expenses	119	126	(436)
Difference between expensed and paid pensions	134	359	(106)
Currency (gains) losses not relating to operating activities	(78)	391	367
Change in other accruals	(1,097)	597	701
Net cash flow from operating activities	**13,676**	**12,858**	**6,993**

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY

Telenor Group

	Number of shares	Nom amount (NOK)	Share capital (NOK mill.)	Other paid capital (NOK mill.)	Other equity (NOK mill.)	Cumulative translation adjustment (NOK mill.)	Treasury shares (NOK mill.)	Total (NOK mill.)
Balance as of 31 December 2000	**1,802,151,899**	**6**	**10,813**	**18,613**	**6,565**	**(337)**	**(180)**	**35,474**
Net income for the year 2001	-	-	-	-	7,079	-	-	7,079
Dividends	-	-	-	-	(621)	-	-	(621)
Translation adjustments	-	-	-	-	-	192	-	192
Employee share issue	578,753	6	3	17	-	-	-	20
Distribution of shares to the employees	-	6	-	(11)	-	-	11	-
Balance as of 31 December 2001	**1,802,730,652**	**6**	**10,816**	**18,619**	**13,023**	**(145)**	**(169)**	**42,144**
Net income for the year 2002	-	-	-	-	(4,298)	-	-	(4,298)
Dividends	-	-	-	-	(799)	-	-	(799)
Translation adjustments	-	-	-	-	-	(2,723)	-	(2,723)
Employee share issue	695,520	6	4	15	-	-	-	19
Consolidation Canal Digital	-	-	-	-	(658)	-	-	(658)
Balance as of 31 December 2002	**1,803,426,172**	**6**	**10,820**	**18,634**	**7,268**	**(2,868)**	**(169)**	**33,685**
Net income for the year 2003	-	-	-	-	4,560	-	-	4.560
Dividends	-	-	-	-	(1,776)	-	-	(1,776)
Translation adjustments	-	-	-	-	-	816	-	816
Employee share issues	595,109	6	4	22	-	-	-	26
Consolidation Comincom/Combellga	-	-	-	-	(35)	-	-	(35)
Consolidation GrameenPhone	-	-	-	-	(39)	-	-	(39)
Balance as of 31 December 2003	**1,804,021,281**	**6**	**10,824**	**18,656**	**9,978**	**(2,052)**	**(169)**	**37.237**

	2003	2002	2001
Average number of shares primary (exclusive treasury shares)	1,775,340,935	1,774,637,008	1,772,330,267
Average number of shares fully diluted (exclusive treasury shares)	1,775,755,932	1,774,637,008	1,774,086,782
Dividend per share in NOK	1.00	0.45	0.35

Please see note 30 for further information about number of shares etc.

In 2003, Telenor increased its ownership interests in the subsidiaries Comincom/Combellga and GrameenPhone. The increase in net excess values beside goodwill was recorded directly against the shareholder's equity in 2003.

In 2002, the shareholders' equity decreased by NOK 658 million in connection with the consolidation of Canal Digital. As of 30 June 2002, the acquisition of the remaining 50% of Canal Digital was completed and Telenor obtained effective control. Due to the transfer of risk for the company's results of operations at the time of entering into the agreement to acquire Canal Digital in June 2001, 50% of the company's loss, amortization of net excess values and calculated financing expenses in the period between the agreement and consolidation has been recorded directly against the shareholder's equity.

Equity available for distribution as dividends from Telenor ASA was NOK 11,611 million as of 31 December 2003.

Minority interests

In NOK millions	in % 31.12.03	Minority part of net income (loss) 2003	Minority part of net income (loss) 2002	Minority part of net income (loss) 2001	Minority interests in the balance sheet 31.12.03	Minority interests in the balance sheet 31.12.02
Telenor Venture AS [1]	-	(30)	(6)	(83)	-	65
Telenor Venture II ASA	49.9	(32)	(67)	(7)	136	143
Kyvistar G.S.M. JSC	44.7	256	51	-	998	787
OJSC Comincom/Combellga [1]	-	14	15	6	-	160
DiGi.Com bhd	39.0	68	47	44	1,131	1,113
GrameenPhone Ltd [1]	49.0	283	162	126	448	328
EDB Business Partner ASA	48.2	(26)	(555)	(764)	888	914
Other		(43)	(5)	(43)	45	93
Total		**490**	**(358)**	**(721)**	**3,646**	**3,603**

[1] In 2003, Telenor increased its ownership interest to 51.0% in GramenPhone Ltd. The voting interest remained unchanged at 51.0%. In August 2003, Telenor increased its ownership interests in the subsidiary Comincom/Combellga to 100%. Telenor sold its ownership interests in exchange for shares in the listed company Golden Telecom Inc. as of 1 December 2003. In December 2003, Telenor sold its ownership interests in Telenor Venture AS.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Telenor Group

General

When Telenor AS was established as a public company on 31 October 1994, assets and liabilities were transferred at their carrying values as recorded in the final records of the Norwegian State Administration, except for required adjustments to comply with Norwegian generally accepted accounting principles (Norwegian GAAP).

The Norwegian Government formed Telenor ASA in July 2000 to act as the holding company for the Telenor Group. In October 2000, the Norwegian Government contributed all of the shares of Telenor AS (subsequently renamed Telenor Communications AS), the former holding company for the Telenor Group, to Telenor ASA in exchange for all of the issued shares of Telenor ASA. Telenor ASA was formed with identical share capital as Telenor AS and, prior to its acquisition of Telenor AS, had no assets or liabilities and conducted no operations other than those incidental to its formation.

The consolidated financial statements for Telenor ASA and its subsidiaries (the Group) are prepared in accordance with Norwegian GAAP. The Group's accounting principles differ, in certain respects, from United States generally accepted accounting principles (US GAAP). The differences and the related effects on the Group's net income (loss), shareholder's equity, revenues, total assets and long-term interest-bearing liabilities are set forth in note 31.

Consolidation principles

The Group's consolidated accounts include Telenor ASA and subsidiaries in which Telenor ASA has effective control. Subsidiaries are consolidated from the moment effective control is obtained. Effective control generally exists when Telenor has more than 50% ownership.

Successive share purchases are treated separately when the successive purchases are small, fair value has increased significantly or a long time has passed since the previous share purchase.

All significant intercompany transactions and balances have been eliminated.

Investments in joint ventures and entities in which Telenor has an equity ownership interest normally of 20 to 50% and exercises significant influence are accounted for using the equity method.

Investments considered to be of a temporary nature are accounted for at cost.

Increase in minority interest from a subsidiary's equity transactions and sale of shares in a subsidiary are recorded at fair value as minority interest. The difference between the minority interest measured at fair value and the recorded equity in the subsidiary is amortized or written down through allocating results to minority.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net of tangible and intangible assets acquired and liabilities incurred in business combinations. Goodwill is amortized on a straight-line basis over the estimated useful economic life, based on an individual assessment.

Revenue recognition

Revenues are primarily comprised of traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT service, installation and sale of customer equipment. Revenues from directory advertising activities of Telenor Media were included up to 1 October 2001, the effective date for the sale of this subsidiary.

For PSTN/ISDN, mobile telephony, leased lines, TV distribution, satellite services and other network based services, traffic revenues and interconnection revenues are recognized based on actual traffic while subscription fees, including ADSL, are recognized as revenue over the subscription period. Revenues related to prepaid phone cards are deferred and recorded as revenue based on the actual use.

Revenues from connection fees that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and expenses for customer care.
To date, direct costs associated with mobile and fixed line connection fees have exceeded such revenues.

Revenues from sale of customer equipment and IT service and installation are recognized when products are delivered or when services are rendered to customers. Revenues from sale of equipment which are delivered together with services are recognized at the time of delivery of the equipment when the delivery of the equipment can be separated from the delivery of the services. If the delivery of equipment cannot be separated from the sale of services, revenue from equipment is recognized when revenue from services are recognized. Revenues from operating services are recognized on the basis of actual use for volume-based contracts, and on a linear basis over the contract period for term-based contracts. Revenues from software licenses are recognized when delivered. Revenues from software developed specifically for customers are recognized over the development period in line with the percentage of completion.

Revenues from directory advertising were recognized when the directories were published.

Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. However, when Telenor only acts as an agent or broker on behalf of suppliers of products or services, revenues are reported on a net basis.

Pensions
Defined benefit plans are valued at the present value of accrued future pension benefits at the balance sheet date. Pension plan assets are valued at their fair value. Changes in the pension obligations due to changes in pension plans are recognized over the estimated average remaining service period (12 years). Accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions (actuarial gains or losses) that is less than 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year is not recorded. When the accumulated effect is between 10% and 15% the excess amount is recognized in the profit and loss statement over the estimated average remaining service period. Accumulated effects above 15% are recognized in the profit and loss statement over 5 years. The net pension cost for the period is classified as salaries and personnel costs.

Research and development costs
Research and development costs are expensed as incurred.

Software costs
Direct development costs associated with internal-use software are capitalized and amortized. This includes external direct costs of material and services and payroll costs for employees devoting time to the software projects.

Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases
Finance leases, which provide the Group with substantially all the rights and obligations of ownership are capitalized as fixed assets. The capital lease liabilities are valued at the present value of minimum lease payments.

Foreign currency transactions
Transactions involving foreign currencies are translated into Norwegian Krone using the prevailing exchange rates at the time of the transactions. Financial instruments denominated in foreign currencies are translated using period end exchange rates. The resulting gain or loss is charged to financial items for the period, unless hedge accounting is applied.

Foreign currency translation and hedge accounting for net investments
The financial statements of the Group's foreign operations are maintained in the currency in which the entity primarily conducts business. When translating financial statements for foreign entities (subsidiaries, associated companies and joint ventures) from local currencies to Norwegian Krone, assets and liabilities are translated using year-end exchange rates and results are translated using the average exchange rates for the reporting period. The resulting translation adjustments, and the gains and losses on financial instruments designated and proven effective as hedges of net investments in foreign entities, are reported as a component of shareholder's equity.

For entities located in countries defined as highly-inflationary and with financial reporting in local currency, fixed assets and related depreciation are remeasured to functional currency using the exchange rate at the date of acquisition. Other balance sheet items are remeasured at the year-end exchange rate. Other profit and loss items are translated using the average exchange rates for the reporting period. The gain or loss resulting from these remeasurements is charged to income for the period.

Derivatives and hedge accounting for interest-bearing liabilities and firm commitments
For interest-bearing liabilities Telenor does not recognize changes in fair value due to changes in interest rates.

Telenor uses derivatives to manage its exposure to fluctuations in exchange rates and interest rates. Instruments used are interest rate swaps, interest rate options, forward rate agreements, cross currency swaps and foreign currency forward contracts.

To qualify for hedge accounting, the instruments must meet pre-defined correlation criteria. This involves prospective documentation that justifies expectations that the hedge will be effective in the future, as well as assessment of sufficient hedge effectiveness during the lifetime of the hedge. It is a requirement that the hedges generate financial statement effects which substantially offset the position being hedged.

For interest rate derivatives that qualify for hedge accounting, Telenor does not recognize unrealized changes in fair value due to changes in interest rates. Amounts to be paid or received under interest rate swaps and cross currency interest rate swaps that are designated and effective as a hedge of interest-bearing liabilities are accrued as interest income or expense, respectively. Hedge of interest rate risk on interest-bearing liabilities is conducted on a portfolio basis.

Exchange rate effects on currency swaps designated as hedges of interest-bearing assets or liabilities are recorded as foreign exchange gain or loss and included in the carrying value of the hedged item. Foreign currency forward contracts are marked to market and changes in fair value are recorded as foreign exchange gain or loss.

Gains and losses on foreign exchange contracts that are designated as hedges of firm commitments are deferred and recognized in income at the same time as the related transactions, provided that the hedged transaction is eligible for hedge accounting.

Gains and losses on termination of hedge contracts are recognized in income when terminated in conjunction with the termination of the hedged position, or to the extent that such position remains outstanding, deferred and amortized to income over the original hedging period.

Derivatives that do not meet the hedging criteria are recorded at their market value with the resulting gain or loss reflected under financial items.

Taxes
Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and undiscounted amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. Deferred tax assets which will be realized upon sale or liquidation of subsidiaries or associated companies are not recorded until realization or liquidation is decided. Deferred taxes are calculated on retained earnings in foreign subsidiaries based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.

Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, fixed rate bonds and commercial paper with original maturity of three months or less.

Investments
For shares classified as current assets and managed as a whole, adjustments in the book value are only made if the aggregated holdings have a lower estimated fair value than the original cost. Other current shares are valued at the lower of cost and estimated fair value.

Long-term shares and other investments, excluding shares in associated companies and joint ventures are valued at historical cost or, if lower, estimated fair value if the fall in value is not temporary.

For investments in associated companies and joint ventures, a loss in value which is other than a temporary decline is recognized.

Impairment is assessed when changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This may be indicated by a fall in market values or revised earnings forecasts for the individual companies. When evaluating if a decline in value has occurred and if the decline is other than temporary, several factors are considered, including discounted cash flows, quoted share prices (if available), market values of similar companies and third party evaluations where appropriate.

Inventories

Inventories are valued at the lower of cost or market price. Cost is determined using the FIFO method.

Advertising costs, marketing and sales commissions

Advertising costs, marketing and sales commissions are expensed as incurred.

Tangible assets, intangible assets, depreciation and amortization

Tangible and intangible assets are carried at historical cost less accumulated depreciation and amortization. Interest has been capitalized on assets under construction.

Impairment of tangible and intangible assets is assessed when changes in circumstances indicate that their carrying amount may not be recoverable. The assessment is made based on estimated recoverable amount, which is the highest of estimated discounted future cash flows and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

Tangible assets are, for the most part, depreciated on a straight-line basis over their expected economic useful lives using the following rates:

Office machinery and equipment, software:	20–33%
Satellites, computer equipment, software at switches and other equipment	10–20%
Transmission and equipment related to switches:	10–33%
Cable and power supply installations:	6–8%
Buildings:	3–4%

Intangible assets are amortized over the expected economic useful life, mainly on a straight-line basis.

Assets retirement obligation

Telenor has contractual obligations to remove assets at the termination of lease contracts or when Telenor decide to leave a location within fixed telephone, mobile telephone or TV-distribution. The amounts of the obligations to be paid in the future are highly uncertain and depend on a series of assumptions such as the following: technological development, economical and regulatory issues, whether lessor will require the installation removed and if a third party will take over the obligations on acquisition of assets. In most situations, the timing of the asset retirement, if any, will be a long way into the future and result in significant uncertainty whether the obligation will actually be paid. Assets retirement obligations are therefore limited to known and planned removals within a reasonable timeframe.

Options and employee stock ownership program

For options that have an intrinsic value when they are granted a compensation expense is recognised over the estimated option period. Options with no intrinsic value as of grant date are not expensed. Social security tax on options is recorded over the estimated option period. Discounts in the employee stock ownership program has been recorded as salaries and personnel costs when the discount is given or when bonus shares are issued. Payments from employees for shares which are issued by Telenor ASA under the option plan or the employee stock ownership program are recorded as an increase in shareholders equity. Payments from employees for shares which are issued under the subsidiaries option plans are recorded as an increase in minority interests.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Actual results could differ from those estimates.

Changes in classification

In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. NOK 1,737million in book value as of 31 December 2002, NOK 648 million in amortization and NOK 101 million in write-downs for 2002 and NOK 403 million in amortization for 2001 was reclassified. These changes affected mainly our Mobile and Fixed business areas.

In 2001, some adjustments related to gross/net reporting of revenues and expenses were made. The changes had no material effect on the financial statements. The adjustments were mainly related to accounting for dealer commissions for prepaid cards and for content services. Dealer commissions are now recorded as an expense instead of a reduction of revenue. Commissions are expensed as incurred. Revenues and related other operating expenses were increased with NOK 204 million for 2001. In addition, accrued expenses of NOK 42 million were expensed in 2001 related to this change. This change affected our Mobile business area.

Payment for content sold on behalf of external content providers has been recorded as a reduction in revenues from 2001. Previously, this was recorded gross as revenues and expenses, respectively. Revenues and related costs of materials were decreased with NOK 332 million for 2001. These changes affected our Mobile and Fixed business areas.

Implementation of International Financial Reporting Standards (IFRS)

The European Union (EU) have decided that listed companies within the EU will have to use International Financial Reporting Standards (IFRS) in the consolidated financial statements as of 1 January 2005. Due to the agreement with the European Economic Association, this also applies to Norwegian listed companies.

Telenor expects that the first reporting according to IFRS will be the first quarter of 2005 with comparable figures for 2004. Telenor has made a preliminary evaluation of the potential differences between the current accounting principles for Telenor and the accounting principles in accordance with IFRS. Because not all accounting principles according to IFRS and the rules for first time implementation of IFRS are finalized yet, other material differences may occur beside those mentioned below.

The implementation of IFRS may affect:

- Accounting for acquired goodwill.
- Accounting for tangible and intangible assets including depreciation and amortization and asset removal obligations.
- Accounting for financial investments, liabilities and derivatives including hedge accounting.
- Accounting for pensions.
- Accounting for share based payments
- Accounting for dividends – dividends are not recorded as deduction to equity before it is declared.
- Accounting for translation adjustments.
- Accounting for taxes.

In addition, presentation and note disclosures may be affected.

1. ACQUISITIONS AND DISPOSALS

During the three years ended 31 December 2003, Telenor entered into the following significant acquisitions and disposals. Each acquisition was recorded using the purchase method of accounting. The summary does not include capital increases or other types of financing by Telenor.

Significant acquisitions in 2003

in NOK millions Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
Golden Telecom Inc [4]	Russia	20.4	Telecommunication	1,378	850 [1,2]	5–20 years [2]
APR Media Holding AS [5]	Norway	44.8	TV-distribution	402	74 [1,2]	5–15 years [2]
GrameenPhone	Bangladesh	4.6	Mobil Communication	86	39 [3]	10 years
OJSC Comincom/Combellga [4]	Russia	25.0	Telecommunication	217	30 [3]	18 years

[1] Net excess value is included in the book value of associated companies and joint ventures.
[2] Preliminary evaluations and allocations.
[3] Partially recorded directly to equity.
[4] In 2003 Comincom/Combellga became a wholly-owned subsidiary and later in 2003 Telenor sold its ownership interests in exchange for shares in Golden Telecom Inc.
[5] The ownership interest in APR Media Holding AS was acquired by exchange of Telenor's shareholding in A-Pressen ASA.

Acquisition of Sonofon Holding A/S in 2004

On 12 February 2004, Telenor acquired an additional 46,5% of the outstanding common shares in Sonofon Holding A/S. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of operations will be included in the consolidated financial statements from that date. Sonofon Holding A/S is one of the leading mobile operators in Denmark and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency in addition to fixed line telephony and Internet access primarily to the business segment. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 3.66 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts' estimates of the fair values of assets and liabilities acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation [1]:

in NOK millions	Sonofon 12 February 2004
Deferred tax assets	-
Goodwill	5,660
Other intangible assets	4,358
Tangible assets and financial fixed assets	2,447
Current assets	1,187
Total assets	**13,652**
Deferred taxes	1,090
Long-term liabilities	3,072
Short-term liabilities	1,831
Total liabilities	**5,993**
Minority interest	-
Net assets at the date of consolidation	**7,660**
Book value as an associated company at the date of consolidation	(3,999)
Purchase price last acquisition	**3,661**

[1] These figures include consideration for the last acquisitions and the carrying value for the prior investment, when the company was accounted for as an associated company.

Total other intangible assets of Sonofon Holding A/S were NOK 4,358 million at the date of consolidation, of which NOK 1,398 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 706 million was assigned to customer relationship (4 years average useful life) and NOK 373 million was assigned to trademarks (15 years average useful life) NOK 22 million to licenses (8 years average useful life) and NOK 297 million in administrative software systems (5 years average useful life).

Goodwill of NOK 5,660 million relates to the Mobile Business Area. Of this NOK 2,929 million relates to Telenor's latest acquisition and is estimated to have a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Significant disposals 2003

Telenor sold the shares in Comincom/Combellga in exchange for shares in the listed Russian fixed-line operator Golden Telecom Inc. A loss of NOK 26 million before taxes was recorded.

Telenor sold 9% of its shares in Cosmote and recorded a gain before taxes of NOK 1,515 million. The cash consideration was NOK 2.1 billion.

Significant Acquisitions in 2002:

in NOK millions Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
Pannon GSM RT.	Hungary	74.2	Mobile Communication	7,906	7,741	5–20 years
Canal Digital	Norway [5]	50.0	TV-distribution	2,166	2,244	5–15 years
Kyivstar G.S.M. JSC [6]	Ukraine	8.8	Mobile Communication	294	1,005 [7]	5–20 years
COMSAT Mobile Comunications [2]	USA	100.0	Satellite Mobile Communications	743	22	10 years
Utfors AB [1,4]	Sweden	90.0	Telecommunication	153	(351)	18 years
Glocalnet AB [4]	Sweden	37.2	Telecommunication	102	50 [3]	10 years
VimpelCom-Region	Russia	17.5	Mobile Communication	432	-	-

[1] Telenor holds convertible loans, which may increase the ownership share up to 96%. Net excess value is recorded as negative goodwill.
[2] Asset purchase agreement.
[3] Net excess value is included in the book value of associated companies and joint ventures.
[4] Preliminary evaluations and allocations.
[5] The parent company is Norwegian. Canal Digital Group conducts business in the Nordic region via subsidiaries.
[6] Telenor has an option to acquire a further 2.3% of the share capital.
[7] Includes minority share of NOK 533 million.

Acquisition of Pannon GSM, Kyivstar and Canal Digital in 2002

On February 4, 2002, Telenor acquired an additional 74.2% of the outstanding common shares in Pannon GSM. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Pannon GSM operations have been included in the consolidated financial statements from that date. Pannon GSM is one of the leading mobile operators in Hungary and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 8 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

On 30 June 2002, Telenor acquired an additional 50% of the outstanding common shares in Canal Digital. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Canal Digital operations have been included in the consolidated financial statements from that date. As a result of the transfer of risk for the company's operating results at the time of entering into the agreement in June 2001, 50% of the Canal Digital's loss, amortization of net excess values and calculated financing expenses in the period between agreement and consolidation has been recorded directly against the shareholders' equity in 2002. Canal Digital distributes subscription based satellite broadcasting to households based on smart cards and to cable-TV operators. Furthermore, the company delivers solutions for distribution and management. The aggregate purchase price was approximately NOK 2.2 billion and was paid in cash. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

In 2002, Telenor acquired an additional 8.8% of the outstanding common shares in Kyivstar. After completion of the acquisition, Telenor owns 54.2% of the outstanding common shares and the result of Kyivstar operations have been included in the consolidated financial statements from 1 September 2002. Telenor has an option to acquire a further 2.3% of the share capital. Kyivstar is a leading mobile operator in the Ukraine and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 0.3 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation [1]:

in NOK millions	Pannon GSM 4 February 2002	Canal Digital 30 June 2002	Kyivstar 1 September 2002
Deferred tax assets	-	128	31
Goodwill	5,613	1,988	371
Other intangible assets	2,626	298	956
Tangible assets and financial fixed assets	2,517	636	1,644
Current assets	1,102	520	271
Total assets	**11,858**	**3,570**	**3,273**
Deferred taxes	308	63	153
Long-term liabilities	1,793	653	740
Short-term liabilities	1,121	981	840
Total liabilities	**3,222**	**1,697**	**1,733**
Minority interest	-	-	671
Net assets at the date of consolidation	**8,636**	**1,873**	**869**
Book value as an associated company at the date of consolidation	(730)	(365)	(575)
Recorded directly against equity	-	658	-
Purchase price last acquisition	**7,906**	**2,166**	**294**

[1] These figures include consideration for the last acquisitions and the carrying values for the prior investments, when the companies were accounted for as associated companies.

Total other intangible assets of Pannon GSM were NOK 2,626 million at the date of consolidation, of which NOK 2,128 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 1,727 million was assigned to customer relationship (5 years average useful life) and NOK 275 million was assigned to trademarks (10 years average useful life) and NOK 126 million to licenses (6–12 years average useful life).

Goodwill of NOK 5,613 million relates to the Mobile Business Area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Total other intangible assets of Canal Digital were NOK 298 million at the date of consolidation, of which NOK 227 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 111 million was assigned to customer relationship (5 years average useful life) and NOK 116 million was assigned to trademarks (15 years average useful life).

Goodwill of NOK 1,988 million relates to the Plus Business Area with a useful life of 15 years. Goodwill on prior acquisitions is amortized according to original plan.

Total other intangible assets of Kyivstar were NOK 956 million at the date of consolidation, of which NOK 635 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 522 million was assigned to customer relationship (5 years average useful life) and NOK 48 million was assigned to licenses (9 years average useful life) and NOK 65 million was assigned to trademarks (10 years average useful life).

Goodwill of NOK 371 million relates to the Mobile Business Area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Pro forma information (unaudited)
The following unaudited pro forma financial information presents results as if the acquisition of Pannon GSM, Kyivstar, Canal Digital, COMSAT and Utfors had occurred at the beginning of the respective periods:

in NOK millions, except per share data	2002	2001
Pro forma revenues	52,023	53,999
Profit before taxes and minority interests	(5,693)	8,322
Pro forma net income	(4,854)	5,487
Pro forma net income per share in NOK	(2.74)	3.10

The pro forma results are adjusted for Telenor's interest expenses and amortization of excess values and the results in the period prior to the acquisitions. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the acquisitions been in effect in the respective periods or of future results.

Significant Disposals in 2002
There were no significant disposals in 2002.

Significant Acquisitions in 2001

in NOK millions Company	Country	Change in interest %	Business	Purchase price	Net excess value	Amortization period
DiGi.Com bhd	Malaysia	28.1	Mobile Communication	3,223	3,003	3–20 years
VimpelCom	Russia	[1]	Mobile Communication	255	-	-
Otrum Electronics ASA	Norway	33.1	TV-distribution	266	91 [2]	10 years
Sweden On-Line AB	Sweden	100.0	TV-distribution	165	130	10 years
Telenordia AB	Sweden	50.0	Telecommunication	130	115	0.5–1 year
SAIT Communications S.A	Belgium	100.0	Satellite Mobile Communications	189	180	10 years
DnB IT-operations	Norway	100.0	Operation services	597	390	7 years
Unigrid AB	Sweden	100.0	Operation services	122	97	10 years
Accept Data AS	Norway	100.0	Information technology	65	56	10 years
Wireless Matrix Corporation	Canada	30.8	Mobile Communication	317	225 [2]	3 years

[1] Telenor reduced its ownership share through a share issue in VimpelCom, and acquired shares to maintain the voting interest of 25%.
[2] Net excess value is included in the book value of associated companies and joint ventures.

On 1 September 2001, Telenor acquired an additional 28.1% of the outstanding common shares in DiGi.Com. After completion of the acquisition Telenor owns 61% of the outstanding common shares and the results of DiGi.Com operations have been included in the consolidated financial statements since that date. Under current Malaysian law Telenor is required to reduce its ownership interest in DiGi.Com to below 50% by 2006. DiGi.Com is a leading telecommunications service provider in Malaysia with a full range of telecommunications-related services. DiGi.Com is Malaysia's market leader in prepaid services. This acquisition is part of Telenor's strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was NOK 3.2 billion and was paid in cash. The value was set based on the stock price through a partial tender offer.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation [1]:

in NOK millions	DiGi.Com 1 September 2001
Goodwill	3,835
Other intangible assets	773
Tangible assets and financial assets	4,271
Current assets	794
Total assets	**9,673**
Long-term liabilities	1,727
Short-term liabilities	968
Total liabilities	**2,695**
Minority interests	1,316
Net assets at the date of consolidation	**5,662**

[1] These figures include consideration for the last acquisition and the carrying value for the prior investment, when the company was accounted for as an associated company.

Total intangible assets of DiGi.Com was NOK 773 million at the date of consolidation, of which NOK 668 million relates to identified intangible assets in Telenor's latest acquisition. Of this amount NOK 302 million was assigned to customer relationship (3–5 years average useful life), NOK 199 million was assigned to licenses (15 years average useful life) and NOK 167 million was assigned to trademarks (10–20 years average useful life).

Goodwill of NOK 3,835 million relates to the Mobile Business Area with a useful life of 20 years.

Pro forma information (unaudited)

The following unaudited pro forma financial information presents results as if the acquisition of DiGi.Com had occurred at the beginning of 2001:

in NOK millions, except per share data	2001
Pro forma revenues	47,678
Profit before taxes and minority interests	10,122
Pro forma net income	6,922
Pro forma net income per share in NOK	3.905

The pro forma results are adjusted for Telenor's interest expenses and amortization of excess values and the results in DiGi.Com in the period prior to the acquisition. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchase of DiGi.Com been in effect at the respective periods or of future results.

Significant Disposals in 2001

In January 2001, Telenor sold Norcom Networks Communications Inc. in exchange for shares in the listed company Wireless Matrix Corporation. A gain of NOK 259 million before taxes was recorded.

In January 2001, Telenor sold its 10% ownership interest in VIAG Interkom and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 20.7 billion.

In April 2001, Telenor sold its 49.5% ownership interest in Esat Digifone and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 11.4 billion.

Telenor sold the business area Telenor Media with effect from 1 October 2001. A gain of NOK 5.0 billion before taxes was recorded. The cash consideration was NOK 5.8 billion. The disposal was in line with the strategy to dispose of non-core business.

Set forth below is the split between the continued and the discontinued operations of Telenor Media:

in NOK millions, except per share data	2001
Net income for Telenor Media	187
Gain on sale of Telenor Media	5,000
Tax on gain on sale of Telenor Media	(72)
Effect on net income of discontinued operations	5,115
Net income for Telenor Group	7,079
Net income from continued operations (excluding Telenor Media)	1,964
Net income per share in NOK from discontinued operations (Telenor Media)	2.89
Net income per share in NOK from continued operations (excluding Telenor Media)	1.11

2. REVENUES

in NOK millions	2003	2002	2001
Analog (PSTN)/digital (ISDN and ADSL)	15,031	14,189	13,668
Mobile telephony	20,823	17,199	9,531
Leased lines	994	1,008	1,065
Satellite and TV-distribution	6,758	5,903	3,879
Other network based activities	3,324	2,784	2,633
Customer equipment	1,146	1,528	2,165
IT service and installations	3,527	4,626	5,009
Advertising, etc.	-	-	1,266
Other	1,286	1,431	1,388
Revenues	**52,889**	**48,668**	**40,604**
Gain on disposal of fixed assets and operations	232	158	5,436
Total revenues	**53,121**	**48,826**	**46,040**

Analog (PSTN)/digital (ISDN and ADSL) includes revenues from traffic, subscription and connection for analog (PSTN) and digital (ISDN and ADSL). Further, it includes revenues from incoming traffic from other telephone operators.

Mobile telephony includes revenues from traffic, subscription and connection for mobile telephones, incoming traffic from other mobile operators, text messages and content.

Leased lines includes revenues from subscription and connection for digital and analog circuits.

Satellite includes revenues from satellite broadcasting, distribution of TV channels to the Nordic market, satellite-based network, and revenues from maritime satellite communication. TV-distribution includes revenues from subscription, connection and distribution of TV channels through cable and satellite, and sale of program cards.

Other network-based activities include revenues from leased networks, data network services, Internet subscriptions, etc.

Customer equipment includes sale of customer equipment (telephone sets, mobile phones, computers, PABXs, etc.).

IT service and installations includes revenues from installations, sales and operation of IT-systems, together with consultancy services and sale of software.

Advertising, etc. *includes sale of advertising related to directory activities and sales of directories, etc, mainly through our subsidiary Telenor* Media, which we sold as of 1 October 2001.

Other includes revenues from contracting, rent etc.

3. KEY FIGURES BUSINESS AREAS

As of 1 January 2003 the business area structure was changed. Fixed consists of the former business area Networks and parts of the operations in the former business area Business Solutions, and IT-operations from Corporate functions and Group activities and the Internet part of the former business area Plus. The broadcast part of the former business area Plus is reported as Broadcast. Nextra International and the software services part of the former business area Business Solutions is included in Other businesses units. Mobile is unchanged. The comparable figures for previous years are restated to reflect the new business area structure.

Mobile comprises the Group's mobile communication business, including voice, data, Internet, content services and electronic commerce in Norway and in selected countries outside Norway. *Fixed* comprises the Group's fixed network in Norway and delivers services including analog PSTN, digital ISDN, ADSL, Internet and leased lines, as well as communication solutions and managed services to the business market in Norway, and has activity in selected countries outside of Norway. *Broadcast* comprises the Group's TV-based activities within the Nordic region *EDB Business Partner* is an Oslo Stock Exchange listed IT group, which delivers solutions and operating services. *Other Business units* comprised business units as Satellite Services, Satellite Networks, Teleservice, Venture, Software services as well as Nextra International whose activities were phased out during 2003. *Corporate functions and Group activities* comprise activities such as Real Estate, Research and Development, strategic Group projects, Group Treasury, International services, the internal insurance company and central staff and support functions. Telenor Media was sold with effect from 1 October 2001.

The business area information reported below for 2003, 2002 and 2001 was consistent with reporting to the chief operating decision-makers in these periods, considered changes in the structure of the business areas in 2003, and was used by the chief operating decision-makers for assessing performance and allocating resources.

Deliveries of network-based regulated services within the Group are based on cost oriented prices based on negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the business areas are to be based on market prices.

Gains and losses from Internal transfer of business, Group contribution and dividends are not included in the profit and loss statements for the business areas. Eliminations of profit and loss items are primarily sales and purchases between the business areas. Balance sheet eliminations are primarily Group internal receivables and payables.

Profit and loss 2003

in NOK millions	Revenues [1]	External revenues [1]	EBITDA [2]	Depreciation, amortization and write-downs	Operating profit (loss)	Associated companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	23,810	22,483	9,567	4,343	5,224	1,639	(2,182)	4,681
Fixed	20,509	18,796	6,665	4,134	2,531	8	(736)	1,803
Broadcast	4,820	4,661	1,229	1,048	181	(84)	(909)	(812)
EDB Business Partner	4,289	3,229	399	403	(4)	(13)	(71)	(88)
Other business units	4,205	3,590	408	528	(120)	(318)	(314)	(752)
Corporate functions and Group activities	2,317	362	23	387	(364)	(2)	2,846	2,480
Elimination	(6,829)	-	11	(101)	112	1	1	114
Total	**53,121**	**53,121**	**18,302**	**10,742**	**7,560**	**1,231**	**(1,365)**	**7,426**

[1] Revenues include gains on disposal of fixed assets and operations.
[2] See table below for definition and reconciliation of EBITDA.

Definition and reconciliation of EBITDA

in NOK millions	2003	2002	2001
Net income (loss)	**4,560**	**(4,298)**	**7,079**
Minority interests	490	(358)	(721)
Taxes	2,376	(480)	3,897
Profit (loss) before taxes and minority interests	**7,426**	**(5,136)**	**10,255**
Net financial items	1,365	2,366	1,159
Associated companies	(1,231)	2,450	(8,237)
Operating profit (loss)	**7,560**	**(320)**	**3,177**
Depreciation and amortization	10,597	10,236	7,251
Write-downs	145	3,553	3,822
EBITDA	**18,302**	**13,469**	**14,250**

Balance and investments at 31 December 2003

in NOK millions	Other fixed assets	Associated companies	Current assets	Total assets	Long-term liabilities incl. provisions	Short-term liabilities	Invest-ments
Mobile	37,883	8,064	12,151	58,098	38,542	12,828	3,762
Fixed	13,761	1,451	8,595	23,807	10,571	8,556	2,161
Broadcast	6,268	514	3,278	10,060	8,503	2,530	266
EDB Business Partner	2,326	-	995	3,321	790	926	305
Other business units	2,644	18	2,528	5,190	2,891	1,479	263
Corporate functions and Group activities	64,081	-	12,170	76,251	19,782	27,944	346
Elimination	(68,783)	119	(21,953)	(90,617)	(53,304)	(36,811)	(86)
Total	**58,180**	**10,166**	**17,764**	**86,110**	**27,775**	**17,452**	**7,017**

Profit and loss 2002

in NOK millions	Revenues [1]	External revenues [1]	EBITDA [2]	Depreciation, amortization and write-downs	Operating profit (loss)	Associated companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Fixed	20,022	18,352	5,597	4,866	731	(5)	(297)	429
Broadcast	3,605	3,364	499	974	(475)	(264)	(812)	(1,551)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	5,040	4,255	178	914	(736)	(132)	(943)	(1,811)
Corporate functions and Group activities	2,259	390	(569)	362	(931)	(1)	1,929	997
Elimination	(6,787)	-	(66)	(152)	86	(13)	(107)	34
Total	**48,826**	**48,826**	**13,469**	**13,789**	**(320)**	**(2,450)**	**(2,366)**	**(5,136)**

[1] Revenues include gains on disposal of fixed assets and operations.
[2] See table above for definition and reconciliation of EBITDA.

Balance and investments at 31 December 2002

in NOK millions	Other fixed assets	Associated companies	Current assets	Total assets	Long-term liabilities incl. provisions	Short-term liabilities	Invest-ments
Mobile	36,644	8,532	8,833	54,009	36,846	23,377	12,625
Fixed	16,647	112	8,277	25,036	12,789	10,790	3,530
Broadcast	7,448	608	3,321	11,377	11,379	2,203	2,769
EDB Business Partner	2,433	17	1,495	3,945	921	1,358	255
Other business units	4,092	210	3,166	7,468	5,000	2,026	1,072
Corporate functions and Group activities	70,326	1	20,033	90,360	22,498	25,117	1,120
Elimination	(72,917)	9	(29,829)	(102,737)	(58,979)	(43,155)	(71)
Total	**64,673**	**9,489**	**15,296**	**89,458**	**30,454**	**21,716**	**21,300**

Profit and loss 2001

in NOK millions	Revenues [1]	External revenues [1]	EBITDA [2]	Depreciation, amortization and write-downs	Operating profit (loss)	Associated companies and joint ventures	Net financial items	Profit (loss) before taxes and minority interests
Mobile	12,558	11,260	4,067	1,572	2,495	9,677	(496)	11,676
Fixed	19,691	17,824	5,546	4,511	1,035	(874)	(319)	(158)
Broadcast	2,626	2,420	344	1,070	(726)	(546)	(397)	(1,669)
EDB Business Partner	4,811	3,353	447	1,655	(1,208)	130	(94)	(1,172)
Media	1,343	1,263	313	51	262	(12)	21	271
Other business units	5,719	4,528	(718)	1,925	(2,643)	(107)	(551)	(3,301)
Corporate functions and Group activities	7,259	5,396	4,494	316	4,178	(6)	691	4,863
Elimination	(7,967)	(4)	(243)	(27)	(216)	(25)	(14)	(255)
Total	**46,040**	**46,040**	**14,250**	**11,073**	**3,177**	**8,237**	**(1,159)**	**10,255**

[1] Revenues include gains on disposal of fixed assets and operations.

[2] See table above for definition and reconciliation of EBITDA.

Geographic distribution of revenues based on customer location [1]

in NOK millions	2003	2002	2001
Norway	31,206	31,044	36,555
Other Nordic	4,699	3,298	2,235
Western Europe	1,343	1,588	2,061
Central Europe	5,998	5,348	800
Eastern Europe	3,551	1,619	828
Asia	4,906	4,409	2,346
Other countries	1,418	1,520	1,215
Total revenues	**53,121**	**48,826**	**46,040**

Geographic distribution of revenues based on company location **[1]**

in NOK millions	2003	2002	2001
Norway	33,589	33,224	39,453
Other Nordic	4,032	2,492	878
Western Europe	923	1,580	2,144
Central Europe	5,720	4,966	505
Eastern Europe	3,378	1,427	705
Asia	4,706	4,295	2,088
Other countries	773	842	267
Total revenues	**53,121**	**48,826**	**46,040**

[1] Revenues include gains on disposal of fixed assets and operations. Gain on disposal of foreign subsidiaries is recorded as relating to the country in which the subsidiary was located.

Assets by geographical location of the company

	Tangible assets		Total assets	
in NOK millions	2003	2002	2003	2002
Norway	23,167	26,365	31,849	33,290
Other Nordic	1,361	1,495	8,524	7,509
Western Europe	67	164	13,190	13,997
Central Europe	2,817	2,881	12,635	13,827
Eastern Europe	2,137	2,363	7,668	6,646
Asia	5,828	5,584	11,342	13,184
Other countries	345	413	902	1,005
Total assets	**35,722**	**39,265**	**86,110**	**89,458**

4. COSTS OF MATERIALS AND TRAFFIC CHARGES

in NOK millions	2003	2002	2001
Traffic charges – network capacity	7,183	6,463	4,853
Traffic charges – satellite capacity	1,343	1,527	1,190
Costs of materials etc.	4,568	4,495	4,161
Total costs of materials and traffic charges	**13,094**	**12,485**	**10,204**

5. OWN WORK CAPITALIZED

in NOK millions	2003	2002	2001
Costs of materials etc.	25	29	220
Salaries and personnel costs	301	303	396
Other operating expenses	245	235	386
Total own work capitalized	**571**	**567**	**1,002**

6. SALARIES AND PERSONNEL COSTS

in NOK millions	2003	2002	2001
Salaries and holiday pay	7,248	7,659	7,897
Social security tax	1,151	1,168	1,132
Pension costs including social security tax	760	789	591
Other personnel costs	402	488	508
Total salaries and personnel costs	**9,561**	**10,104**	**10,128**

The average number of employees was 21,750 in 2003, 23,000 in 2002, and 22,400 in 2001.

7. PENSION OBLIGATIONS

Telenor provides defined benefit pension plans for substantially all employees in Norway. In addition, the Norwegian government provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament. Benefits are determined based on the employee's length of service and compensation. The cost of pension benefit plans is expensed over the period which the employee renders services and becomes eligible to receive benefits.

12,904 of the Group's employees were covered through Telenor Pension Fund as of 31 December 2003. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds and shares fund these pension plans. For employees outside of Norway, contribution plans are dominant.

Telenor has two early retirement pensions plans. The agreement-based early retirement plan (AFP) was established in 1997. Under this scheme employees may retire upon reaching the age of 62 years or later. The other plan is an early retirement plan that was offered to the employees within established criteria until the end of 1996. Telenor ASA covers the cost of early retirement. The present value of the estimated pension obligation is included in the calculation of the pension obligation presented below. This early retirement plan does not have any plan assets.

Actuarial gains and losses are mainly due to changes in assumptions in 2003 and in 1999, primarily reduction in the discount rate, as well as lower actual return on plan assets than estimated, due to the reduction in share prices earlier years, partially offset by higher return on plan assets in 2003. In 2003 the long-term interest rates in Norway were reduced, which led to a reduction in the discount rate to 5.7% as of 31 December 2003 compared to 6.5% as of 31 December 2002.

The plan assets are measured at 31 December 2003. The benefit obligations are measured at 30 September 2003 adjusted for best estimate of the financial assumptions at 31 December 2003.

in NOK millions	2003	2002
Change in benefit obligation		
Benefit obligation at the beginning of the year	3,929	3,335
Service cost	455	543
Interest cost	252	218
Actuarial gains and losses	463	40
Acquisitions and sale	(21)	5
Benefits paid	(343)	(212)
Benefit obligations at the end of the year	**4,735**	**3,929**
Change in plan assets		
Fair value of plan assets at the beginning of the year	2,759	2,400
Actual return on plan assets	409	(38)
Acquisitions and sale	(17)	8
Pension contribution	454	531
Benefits paid	(317)	(142)
Fair value of plan assets at the end of the year	**3,288**	**2,759**
Funded status	**1,447**	**1,170**
Unrecognized prior service costs	(137)	(154)
Unrecognized net actuarial losses	(1,016)	(852)
Prepaid social security tax	44	27
Total provision for pensions	**338**	**191**
Total provision for pensions at 01.01	**191**	**64**
Acquisitions and sale	(2)	63
Net periodic benefit costs	698	737
Pension contribution	(454)	(531)
Benefits paid	(26)	(70)
Social security tax on pension contribution and benefits paid	(69)	(74)
Total provision for pensions at 31.12. (Note 19)	**338**	**191**

The accumulated benefit obligation for all defined benefit pension plans was 3,731 NOK and 2,984 NOK at 31 December, 2003 and 2002 respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

in NOK millions	2003	2002
Projected benefit obligation	4,281	3,387
Accumulated benefit obligation	3,367	2,585
Fair value of plan assets	2,872	2,307

Assumptions used to determine benefit obligations at 31 December

	2003	2002
Discount rate in %	5.7	6.5
Rate of compensation increase in %	3.4	3.5
Expected increase in the social security base amount in %	3.4	3.0
Annual adjustments to pensions in %	3.4	3.0

Assumptions used to determine net periodic benefit costs for years ended 31 December

	2003	2002	2001
Discount rate in %	6.5	6.5	6.5
Expected return on plan assets in %	7.5	7.5	7.5
Rate of compensation increase in %	3.5	3.5	3.5
Expected increase in the social security base amount in %	3.0	3.0	3.0
Annual adjustments in pensions in %	3.0	3.0	3.0

Components of net periodic benefit cost

in NOK millions	2003	2002	2001
Service cost	455	543	435
Interest cost	252	218	186
Expected return on plan assets	(204)	(185)	(164)
Amortization of prior service costs	11	14	23
Amortization of actuarial gains and losses	100	57	16
Social security tax	84	90	68
Net periodic benefit costs	**698**	**737**	**564**
Contribution plan costs	62	52	27
Total pension costs charged to profit (loss) for the year	**760**	**789**	**591**

Telenor's pension plan weighted average asset allocations at 31 December 2003 and 2002, by asset category were as follows:

Asset category

	2003	2002
Bonds	72%	79%
Equity securities	25%	16%
Other	3%	5%
Total	**100%**	**100%**

The plan assets are invested in bonds issued by governments, municipals, financial institutions and corporations. Bonds held in foreign currencies are mainly currency hedged. Investments in equity securities are restricted to a maximum of 35% of the plan assets. The plan assets are invested both in Norwegian and foreign equity securities. The currency hedging policy for foreign equity securities is evaluated per investment.

The expected long-term return on plan assets as of 31 December 2003 was 6.1%. Expected return on plan assets are calculated based on the estimated 20-year Norwegian government bond yield at 31 December 2003, adjusted for a credit spread to high quality corporate bonds and an expected long-term yield on equity securities above government bonds, weighted by the expected long-term allocations between government bonds, corporate bonds and equity securities. The calculations of the expected long-term yield on equity securities above government bonds are based on historical long-term yield.

Telenor expects to contribute with approximately NOK 570 million to the pension funds in 2004.

In 2003, some of Telenor's Swedish subsidiaries, mainly Telenor AB (including Utfors AB), changed their pension plan to a multiemployer plan. The plan is currently accounted for as a defined contribution plan.

8. OTHER OPERATING EXPENSES

in NOK millions	2003	2002	2001
Cost of premises, vehicles, office equipment etc.	1,876	2,196	2,267
Operation and maintenance	3,477	3,418	2,673
Travel and travel allowances	474	560	750
Postage freight, distribution and telecommunication	281	327	343
Concession fees	505	425	130
Marketing and sales commission	2,583	2,069	1,787
Advertising	1,187	916	598
Bad debt [1]	209	337	362
Consultancy fees and external personnel [2]	1,298	1,394	2,246
Workforce reductions, loss contracts and exit from activities [3]	287	982	625
Other	329	564	616
Total other operating expenses	**12,506**	**13,188**	**12,397**

[1] See note 9.

[2] Includes fees for consultants and external personnel, which perform services that are sold to external customers or capitalized on fixed assets.

[3] See note 11.

9. BAD DEBT

in NOK millions	2003	2002	2001
Provisions as of 1 January	643	543	462
Provisions as of 31 December	592	643	543
Change in provisions for bad debt	**(51)**	**100**	**81**
Other changes in provisions for bad debt [1]	36	(119)	60
Realized losses for the year	309	418	264
Recovered amounts previously written off	(85)	(62)	(43)
Total bad debt	**209**	**337**	**362**

[1] *Includes effects of disposal and acquisition of businesses and translation adjustments.*

10. RESEARCH AND DEVELOPMENT COSTS

Research and development costs amounted to NOK 461 million, NOK 531 million and NOK 916 million for 2003, 2002 and 2001, respectively. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network. It is expected that research and development costs will create future profitability.

11. WORKFORCE REDUCTIONS, LOSS CONTRACTS AND EXIT FROM ACTIVITIES

In 2003, 2002 and 2001, provisions were made for workforce reduction, loss contracts and exit from activities. Loss contracts relate mainly to contractual obligations related to activities that are no longer of use in the ongoing business, loss on delivery contracts and loss on property leases.

The following tables displays roll forward of the accruals from 31 December 2000:

in NOK millions	31.12.2000 balance	2001 additions in profit and loss	2001 additions recorded directly in balance	2001 amount utilized	2001 amounts taken to income	31.12.2001 balance
Workforce reductions						
Mobile	-	12	-	-	-	12
Fixed	-	35	-	-	-	35
EDB	-	38	-	-	-	38
Other business units	-	60	-	33	-	27
Total workforce reductions	**-**	**145**	**-**	**33**	**-**	**112**
Loss contracts and exit from activities						
Mobile	47	-	-	39	-	8
Fixed	-	22	-	-	-	22
Boadcast	-	49	-	22	-	27
EDB	6	132	42	55	-	125
Other business units	5	203	-	83	-	125
Corporate functions and group activities	-	74	-	4	-	70
Total loss contracts and exit from activities	**58**	**480**	**42**	**176**	**-**	**377**
Total	**58**	**625**	**42**	**236**	**-**	**489**

in NOK millions	31.12.2001 balance	2002 additions in profit and loss	2002 additions recorded directly in balance	2002 amount utilized	2002 amounts taken to income	31.12.2002 balance
Workforce reductions						
Mobile	12	120	-	21	-	111
Fixed	35	275	22	56	1	275
Broadcast	-	46	-	2	-	44
EDB	38	105	-	80	-	63
Other business units	27	88	-	27	-	88
Corporate functions and group activities	-	82	-	-	-	82
Total workforce reductions	**112**	**716**	**22**	**186**	**1**	**663**
Loss contracts and exit from activities						
Mobile	8	-	-	8	-	-
Fixed	22	37	39	36	-	62
Broadcast	27	19	-	12	-	34
EDB	125	6	-	94	-	37
Other business units	125	7	-	40	39	53
Corporate functions, group activities and eliminations	70	237	-	57	-	250
Total loss contracts and exit from activities	**377**	**306**	**39**	**247**	**39**	**436**
Total	**489**	**1,022**	**61**	**433**	**40**	**1,099**

in NOK millions	31.12.2002 balance	2003 additions in profit and loss	2003 additions recorded directly in balance	2003 amount utilized	2003 amounts taken to income	31.12.2003 balance
Workforce reductions						
Mobile	111	-	-	80	21	10
Fixed	275	56	6	175	52	110
Broadcast	44	18	3	43	3	19
EDB	63	91	4	92	4	62
Other business units	88	64	1	105	2	46
Corporate functions and group activities	82	8	-	40	13	37
Total workforce reductions	**663**	**237**	**14**	**535**	**95**	**284**
Loss contracts and exit from activities						
Fixed	62	16	3	48	14	19
Broadcast	34	-	-	13	8	13
EDB	37	138	-	32	2	141
Other business units	53	9	6	35	33	-
Corporate functions, group activities and eliminiations	250	39	7	115	-	181
Total loss contracts and exit from activities	**436**	**202**	**16**	**243**	**57**	**354**
Total	**1,099**	**439**	**30**	**778**	**152**	**638**

Provisions as of 31 December:

in NOK millions	**2003**	**2002**
Short-term (note 22)	402	865
Long-term (note 19)	236	234
Total	638	1,099

Additions recorded directly in the balance sheet in 2003 mainly consisted of translations adjustments.
Additions recorded directly in the balance sheet in 2002 and 2001 related to provisions for liabilities in companies which were acquired during these years, as a consequence of events and decisions made in the companies prior to the time of consolidation.

Provisions for workforce reductions as of 31 December 2001 included more than 250 employees, approximately 1,600 employees as of 31 December 2002 and more than 800 employees as of 31 December 2003.

12. FINANCIAL INCOME AND EXPENSES

in NOK millions	2003	2002	2001
Dividends from satellite organizations	-	-	97
Interest income	484	476	740
Other financial income	102	91	60
Total financial income	**586**	**567**	**897**
Interest expenses	(2,033)	(1,901)	(1,638)
Other financial expenses	(45)	(96)	(53)
Capitalized interest	55	164	295
Total financial expenses	**(2,023)**	**(1,833)**	**(1,396)**
Net foreign currency (loss)	**(1)**	**(311)**	**(402)**
Gain on disposal of financial assets	95	59	491
Loss and disposal of financial assets	(91)	(31)	(150)
Write-downs and reversal of write-downs of financial assets	69	(817)	(599)
Net gain (loss) and write-downs of financial assets	**73**	**(789)**	**(258)**
Net financial items	**(1,365)**	**(2,366)**	**(1,159)**

In 2003, the write-downs, which were made in 2002 on the shares in the listed company New Skies Satellites and on the capital contribution to Telenor Pension Fund, were reversed due to increased market values. During 2002 and 2001, write-downs were made on shares and other financial assets, for diminution in values other than temporary. The write-downs were triggered by a fall in market values. Listed shares were written down to the quoted market prices. For non-listed shares, individual estimates of the fair values were made. In 2002, the value of the capital contribution to Telenor Pension Fund was written down to the book value of the equity in the Pension Fund as of 31 December 2002.

13. TAXES

in NOK millions	2003	2002	2001
Profit (loss) before taxes and minority interests			
Norway	3,634	(1,150)	2,683
Outside Norway [1]	3,792	(3,986)	7,572
Total profit (loss) before taxes and minority interests	**7,426**	**(5,136)**	**10,255**
Current taxes			
Norway	11	2,769	1,826
Outside Norway	761	1,478	1,758
Total current taxes	**772**	**4,247**	**3,584**
Deferred taxes			
Norway	916	(4,005)	(555)
Outside Norway	688	(722)	868
Total deferred taxes	**1,604**	**(4,727)**	**313**
Total income tax expense (income)	**2,376**	**(480)**	**3,897**

[1] Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses are, however, to a large extent liable to tax in Norway, except the sale of VIAG Interkom in 2001.

Effective tax rate

in NOK millions	2003	2002	2001
Expected income taxes according to statutory tax rate (28%) [1]	2,079	(1,438)	2,871
Net losses from associated companies and subsidiaries outside Norway [2]	347	1,012	1,778
Net non-deductible expenses and (non-taxable income)	108	85	(1,404)
Amortization and write-downs of goodwill	148	850	399
Previous not recognized deferred tax assets	(747)	(725)	(205)
Not recognized tax assets current year	52	73	470
Tax claim related to Sonofon	-	2,409	-
Court case in Greece	(200)	414	-
Liquidation of Telenor Digifone Holding AS	-	(3,227)	-
Deferred taxes on retained earnings in subsidiaries	655	-	76
Other	(66)	67	(88)
Income tax expense (income)	**2,376**	**(480) [3]**	**3,897**
Effective tax rate in %	**32.0**	**N/A [3]**	**38.0**

[1] Norwegian nominal statutory tax rate is 28%.

[2] Includes amortization and write-downs of Telenor's excess values in respect of associated companies.

[3] There was a loss before taxes and minority interests in 2002, and a tax income.

In 2003, Telenor recorded deferred taxes on retained earnings in certain companies outside Norway due to their good financial performance. Telenor now expects to receive dividends from these companies. The effective tax rate in 2003 and previous years was also affected by negative results from certain associated companies and subsidiaries outside Norway and amortization and write-downs of goodwill, on which deferred tax assets have not been recognized. This was partially offset by tax-related losses upon decisions for liquidation and disposal of companies included in the line item "Previous not recognized deferred tax assets". A large portion of the amortization and write-downs of goodwill in EDB Business Partner in 2003 and previous years have reduced taxes.

In 2003, Telenor Eiendom Holding AS realized a tax loss of NOK 2.8 billion in connection with the sale of shares in Telenor Business Solutions AS to Telenor Business Solutions Holding AS as part of the overall restructuring of the Group. Telenor's opinion is that this is a bona fide tax loss and Telenor intends to claim this loss as a regular loss on our tax returns for 2003. Due to the challenge of Telenor's tax return regarding the tax loss in connection with the sale of shares in Sonofon in 2001, discussed below, Telenor did not reflect the tax effect deriving from the sale of shares in Telenor business Solutions AS in the results for 2003. However, we will recognize this tax effect if either the final court decision regarding the Sonofon tax loss is favorable to Telenor, or the Norwegian tax authorities recognize the tax loss following the assessment of Telenor's 2003 tax returns.

In 2002, Telenor realized tax losses on the simultaneous liquidation of Telenor Digifone Holding AS and Nye Telenor Communications I AS. Telenor Digifone Holding AS was the company that realized the sale of shares in Esat Digifone in 2001. The taxable loss was due to a high cost price for tax purposes for the shares owned by Telenor ASA. Furthermore, in 2002 Telenor decided to sell or liquidate some companies on which valuation allowances had been recorded or the related deferred tax assets had not been regcognized in previous years. These effects have been recorded in the reconciliation line item "Previous not recognized deferred tax assets".

During the ordinary tax assessment for 2002, the tax assessment authorities in Norway notified Telenor Communication AS (now Telenor Eiendom Holding AS) that its tax return for the financial year 2001 had not been accepted insofar as the loss deriving from the disposal of the shares in Sonofon Holding A/S was concerned. As a result of this tax claim, the current tax for 2001 was increased by NOK 2.4 billion, which was expensed in 2002. Telenor recognized this tax loss upon the disposal of shares in Sonofon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. In January 2003, Telenor initiated proceedings against the Norwegian Tax Authorities. The change of Telenor's tax return has increased the RISK adjustment (adjustment of the taxable costprice, that only affect Norwegian investors) for Telenor ASA as of 1 January 2002 by NOK 3.44 per share. Any subsequent reassessment as a result of a court ruling in favor of Telenor will decrease the RISK adjustment with effect from 1 January in the year of reassessment.

In 2002, Telenor expensed NOK 0.4 billion in connection with a court ruling in Greece, as this was the best estimate of the amount Telenor could be required to pay in case of a final outcome unfavorable to Telenor. However, in 2003 Telenor agreed to a settlement of this judicial proceeding, and NOK 0.2 billion was taken to income.

The disposal of shares in Sonofon was realized in 2001 for tax purposes, and reduced Telenor's estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001. In 2001, Telenor recorded current taxes of NOK 4.6 billion on the gains on sale of VIAG Interkom and Esat Digifone, in addition to deferred taxes on these sales of NOK 1.5 billion. There was also a low taxable gain from the sale of Telenor Media due to a high cost price for tax purposes established in connection with the formation of the new holding company Telenor ASA in 2000, where the new tax values established was based on estimated market values at that time.

Tax losses carried forward

Tax losses carried forward in selected countries expire as follows:

in NOK millions	Norway	Sweden	Other Nordic	Malaysia	Other	Total
2004	6	-	3	-	27	36
2005	-	-	12	-	19	31
2006	-	-	26	-	38	64
2007	-	-	72	-	89	161
2008	-	-	46	-	100	146
2009 and later	7,300	-	206	-	330	7,836
Not time-limited	-	3,324	52	421	108	3,905
Total tax losses carried forward	**7,306**	**3,324**	**417**	**421**	**711**	**12,179**

In 2002, Telenor realized a tax loss to be carried forward in Norway, related mainly to the liquidation of Telenor Digifone Holding AS. Most of the tax effect of tax losses in Norway and Malaysia (DiGi.Com) are recorded as tax assets because it is more probable than not that these tax losses will be utilized in the future. Deferred tax assets on the main part of the rest of the tax losses have been reduced by valuation allowances.

Tax losses in subsidiaries which will be liquidated are to a large extent not included in the preceeding table.

Deferred taxes as of 31 December in NOK millions	Assets 2003	Liabilities 2003	Assets 2002	Liabilities 2002
Tangible and intangible assets	2,658	(1,367)	2,669	(1,342)
Associated companies	5,122	(124)	5,777	(704)
Retained earnings in foreign subsidiaries	-	(737)	-	(76)
Other long-term items	1,237	(542)	534	(868)
Total long-term assets and liabilities	**9,017**	**(2,770)**	**8,980**	**(2,990)**
Total current assets and liabilities	**417**	**(156)**	**703**	**(198)**
Tax losses carried forward	**3,426**	**-**	**4,943**	**-**
Deferred taxes	**12,860**	**(2,926)**	**14,626**	**(3,188)**
Valuation allowances	**(6,900)**	**-**	**(7,088)**	**-**
Net deferred taxes	**3,034**	**-**	**4,350**	**-**
Of which deferred tax assets	3,850	-	4,866	-
Of which deferred tax liabilities (note 19)	(816)	-	(516)	-

Deferred taxes have not been recognized on undistributed earnings from domestic entities, which can be remitted tax-free as dividends. Deferred taxes are calculated on retained earnings in foreign subsidiaries based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.

Changes in valuation allowances

in NOK millions	2003	2002
Balance at the beginning of the year (opening balance)	**7,088**	**5,597**
Changes in opening balance of valuation allowances	(554)	(103)
Net losses from associated companies and subsidiaries outside Norway	347	1,012
Other not recognized tax assets this year	52	73
Acquisitions and divestitures	3	171
Currency adjustment	(36)	338
Balance at the end of the year	**6,900**	**7,088**

Valuation allowances as of 31 December 2003 were mainly related to losses from associated companies, including amortization and write-downs of net excess values, by approximately NOK 5.1 billion, and tax losses carried forward, mainly in foreign subsidiaries, by approximately NOK 1.3 billion.

Preliminary RISK regulation (regulation of the taxable cost price) per share for Telenor ASA for 2003 is calculated to be negative by NOK 0.99 per share.

14. AMORTIZATION, DEPRECIATION AND WRITE-DOWNS

Specification of amortization, depreciation and write-downs

	Tangible assets			Goodwill			Other intangible assets		
in NOK millions	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**	**2003**	**2002**	**2001**
Amortization and depreciation	7,986	7,624	5,863	686	1,002	668	1,925	1,610	720
Write-downs	104	424	1,430	16	2,632	2,266	25	497	126
Total	**8,090**	**8,048**	**7,293**	**702**	**3,634**	**2,934**	**1,950**	**2,107**	**846**

Specification of write-downs

	2003			2002			2001		
in NOK millions	**Tangible assets**	**Goodwill**	**Other intangible assets**	**Tangible assets**	**Goodwill**	**Other intangible assets**	**Tangible assets**	**Goodwill**	**Other intangible assets**
Mobile	33	-	2	33	2,138	118	22	-	-
Fixed	19	-	5	340	160	-	649	187	6
Broadcast	15	-	3	47	-	83	494	-	-
EDB Business Partner	12	16	-	8	356	-	-	1,259	3
Others	25	-	15	(4)	(22)	296	265	820	117
Total	**104**	**16**	**25**	**424**	**2,632**	**497**	**1,430**	**2,266**	**126**

The write-downs of tangible assets in 2003 were insignificant. The write-downs of tangible assets in Fixed in 2002 were mainly related to Fixed – Norway. In connection with the integration of our operating service business in Fixed – Norway with our internal IT operating environment, we decided to reduce the number of operating platforms and we wrote down operating platforms and equipment that no longer were in use. Equipment related to operating contracts was evaluated based on expected cash flows including terminal value at the end of the contract period. In Broadcast, in 2002 write-downs were made primarily on equipment for TV-distribution due to the low demand in the small antenna TV-networks market in Denmark and Sweden. Write-downs of tangible assets in Fixed in 2001 related mainly to the transatlantic fiber capacity (TAT 14) by NOK 533 million. Write-downs in Broadcast were mainly related to satellite and satellite equipment by NOK 490 million. Write-downs of tangible assets on Others in 2001 related mainly to Nextra International due to evaluations of the earnings potential and a review of our strategy, TTYL which we decided to close down in 2001 and Satellite Networks in connection with evaluations of the earnings potential in parts of the operations, including the Poland operations.

Write-downs of goodwill were insignificant in 2003. The write-downs of goodwill in 2002: In Mobile DiGi.Com was written-down as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at 31 December 2002, adjusted to reflect a control premium. The write-downs in Fixed were partially related to the Internet operations in the Czech Republic and Slovakia. The write-downs in EDB Business Partner was based on discounted expected cash flows.

The write-downs of goodwill in 2001. Write-downs in Fixed was made within managed services based on evaluations of the earnings potential in parts of the operations. Due to the significant decline in the market value of EDB Business Partner's shares and the entire sector in which EDB Business Partner operates, goodwill related to the Consulting, IT Operations and Bank & Finance areas were written down. In Others, the write-downs mainly related to Nextra International and Itworks as a result of a reassessment of the business prospects and strategy of the activities.

Write downs of other intangible assets were insignificant in 2003. In 2002, we wrote down parts of our IT-systems portfolio in Mobile that was no longer in use. The write-downs of other intangible assets in Broadcast in 2002 was primarily related to delayed commercialization of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility. The write-downs in Others in 2002 related to CA-software based on a review of the sales potential. Write-downs in Others in 2001 related to Nextra International and TTYL.

15. TANGIBLE AND INTANGIBLE ASSETS

In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. The reclassifications amounted to NOK 1,737 million in book value as of 31 December 2002, NOK 648 million in amortization and NOK 101 million in write-downs for 2002 and NOK 403 million in amortization for 2001. These changes affected mainly our Mobile and Fixed business areas.

Accumulated capitalized interest (cost) was NOK 1,169 million as of 31 December 2003.

Tangible assets

	Accumulated cost							
in NOK millions	01.01.03	Additions 2003	Translation adjustm. and reclassification 2003	Disposals 2003	Depreciation and write-downs 2003	Acc. depr. and write-downs 31.12.03	Book value 31.12.03	Book value 31.12.02
Local, regional & trunk networks	37.759	1.457	364	(591)	(2.235)	(28.821)	10.168	10.849
Mobile telephone network and switches	16.073	2.487	(259)	(28)	(2.050)	(8.388)	9.885	9.625
Subscriber equipment	323	80	20	(41)	(59)	(285)	97	82
Switches and equipment	14.408	485	347	(1.187)	(1.223)	(11.614)	2.439	3.335
Radio installations	1.675	15	(1)	(33)	(12)	(638)	1.018	1.034
Cabel TV equipment	1.741	69	(157)	(30)	(202)	(832)	791	996
Land	829	8	(99)	(26)	(2)	(1)	711	822
Buildings	10.267	537	90	(319)	(403)	(4.107)	6.468	6.417
Support systems	8.312	1.042	(40)	(1.257)	(1.788)	(6.338)	1.719	2.908
Satellites	2.185	-	(395)	-	(116)	(1.173)	617	789
Total [1]	**93.572**	**6.180**	**(130)**	**(3.512)**	**(8.090)**	**(62.197)**	**33.913**	**36.857**
Work in progress [2]	2.408	(585)	(14)	-	-	-	1.809	2.408
Total tangible assets	**95.980**	**5.595**	**(144)**	**(3.512)**	**(8.090)**	**(62.197)**	**35.722**	**39.265**

[1] Includes book value of NOK 2,533 million for capital leases as of 31 December 2003, mainly switches, GSM Mobile telephone network, fixed-line network and satellites.

[2] Net additions.

The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network with a book value as of 31 December 2003 of NOK 1,530 million. Telenor has provided defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The financial institutions then release the payments over the life of the leases in accordance with their contractual terms. During the course of the leases, Telenor maintains the rights and benefits of ownership of the equipment. Telenor has received benefits of NOK 530 million since the parties can depreciate the equipment for tax purposes. The amounts are deferred over the expected lease periods. See note 31 for further information.

Intangible assets

	Accumulated cost							
in NOK millions	01.01.03	Additions 2003	Translation adjustm. and reclassification 2003	Disposals 2003	Depreciation and write-downs 2003	Acc. depr. and write-downs 31.12.03	Book value 31.12.03	Book value 31.12.02
Goodwill	**16,942**	**3**	**70**	**(1,500)**	**(702)**	**(6,291)**	**9 224**	**10,100**
Other intangible assets								
Customer base	2,714	16	46	(61)	(554)	(983)	1,732	2,237
Licenses	1,725	76	(4)	(30)	(199)	(905)	862	1,030
Trademarks	574	-	3	-	(55)	(100)	477	530
Others	4,568	967	42	(225)	(1,142)	(2,992)	2,360	2,555
Work in progress [1]	330	(225)	-	-	-	-	105	330
Total other intangible assets	**9,911**	**834**	**87**	**(316)**	**(1,950)**	**(4,980)**	**5,536**	**6,682**
Total	**26,853**	**837**	**157**	**(1,816)**	**(2,652)**	**(11,271)**	**14,760**	**16,782**

[1] Net additions.

Changes in the carrying value of goodwill for the year ended 31 December 2003:

in NOK millions	Mobile	Fixed	Broadcast	EDB Business Partner	Others	Total
Balance as of 1 January 2003	6,111	(33)	2,311	1,498	213	10,100
Goodwill acquired	4	(77)	-	79	(3)	3
Translation adjustments and reclassification	172	(77)	(16)	19	29	127
Amortization	(400)	95	(197)	(151)	(33)	(686)
Write-downs (impairment losses)	-	-	-	(16)	-	(16)
Goodwill written off related to disposal of business units	-	(251)	(32)	(7)	(14)	(304)
Balance as of 31 December 2003	**5,887**	**(343)**	**2,066**	**1,422**	**192**	**9,224**

Goodwill related to the following subsidiaries and operations

in NOK millions	Book value 31.12.03	Amortization period	Year of acquisition
Pannon GSM	5,027	10–20 years	2002
Canal Digital Group	1,732	10–15 years	2002
Kyivstar	288	12–20 years	2002
Utfors AB	(343)	18 years	2002
DiGi.Com bhd	567	15–20 years	2001
Canal Digital Sverige AB [1]	147	10 years	2001
Unigrid AB	107	10 years	2001
Marlink	149	10 years	2001
DnB IT Operations	274	7 years	2001
Fellesdata AS	861	20 years	2000
Telenor Avidi AS (alfaNett)	168	10 years	2000
Others	247	3–20 years	
Total	**9,224**		

[1] Sweden On Line AB and Nät Holding AB.

16. FINANCIAL ASSETS

in NOK millions	2003	2002
Long-term receivables *)	1,629	1,299
Shares and other investments **)	2,219	2,461
Associated companies and joint ventures ***)	10,166	9,489
Total financial assets	**14,014**	**13,249**

***) Long-term receivables**

in NOK millions	2003	2002
Interest-bearing		
Receivables on associated companies and joint ventures [1]	1,456	1,169
Loans to employees	24	31
Other long-term receivables	27	63
Provision for bad debt	(5)	(4)
Non-interest-bearing		
Receivables on associated companies and joint ventures	1	4
Other long-term receivables	126	36
Provision for bad debt	-	-
Total long-term receivables	**1,629**	**1,299**

[1] In 2002 and 2003, interest-bearing receivables on associated companies and joint ventures related mainly to Bravida and Sonofon. As of 31 December 2003, interest-bearing receivables on Bravida and Sonofon were NOK 551 million and NOK 823 million respectively, and as of 31 December 2002 NOK 430 million and NOK 685 million respectively.

****) Shares and other investments**

Specification of shares and other investments as of 31 December 2003: in NOK thousands	No. of shares owned by Telenor	Share owned in %	Book value
Inmarsat Holding Ltd.	79,539,869	15.0	669,925
COSMOTE S.A [1]	29,705,255	9.0	472,543
Intelsat Ltd.	6,855,530	4.1	441,544
New Skies Satellites N.V. [1]	4,709,400	4.0	224,901
Eutelsat S.A.	4,127,130	0.4	35,458
Cosmoholding Albania S.A.	48,000	3.0	23,283
Inmarsat Group Holdings Ltd.	4,036,143	15.0	16,350
Carrot Communication ASA	1,662,791	5.9	10,500
Essnet AB	330,000	3.3	9,900
OnTarget AS	2,048	10.0	6,250
Energivekst AS	45,000	4.3	4,750
Sørlandets Teknologisenter AS	1,300	11.5	1,300
Leiv Eiriksson AS	14,969	1.5	1,030
RKS AB [1]	194,401	1.2	766
Capital contribution to Telenor Pensjon Fund	-	-	285,755
Other [2]	-	-	14,251
Total other shares and investments			**2,218,506**

[1] COSMOTE S.A., New Skies Satellites N.V., and RKS AB are listed companies. The market values as of 31 December 2003 for Telenor's shares were NOK 2,692 million, NOK 228 million and NOK 1 million respectively. As of 26 February 2004 Telenor entered an agreement to sell the remaining shares in COSMOTE for NOK 3.1 billion.

[2] Other includes shares in companies where Telenor owns more than 10%, which are not specified due to insignificant book values.

*****) Associated companies and joint ventures**

in NOK millions	2003	2002	2001
Balance as of 1 January	9,439	14,186	39,088
Investments	1,914	883	2,319
Transferred to/from other investments and disposal	(3,167)	(1,420)	(34,626)
Net income	329	341	(318)
Gains (losses) on disposal [1]	1,507	36	21,579
Amortization of net excess values	(579)	(862)	(1,427)
Write-downs of net excess values	(26)	(1,965)	(11,597)
Equity and translations adjustments	592	(1,760)	(832)
Balance as of 31 December	**10,009**	**9,439**	**14,186**
Of which investments carried with a negative value (classified as provisions) (note 19)	157	50	60
Total associated companies and joint ventures	**10,166**	**9,489**	**14,246**

[1] Specification of gains and losses on disposal

in NOK millions	2003	2002	2001
VIAG Interkom	-	-	10,705
Esat Digifone	-	-	10,740
Ephorma AS	-	-	100
European Medical Solutions Group AS	-	-	41
Extel	-	40	-
COSMOTE S.A.	1,515	-	-
StavTeleSot J.S.C	65	-	-
A-pressen ASA	(72)	-	-
Other	(1)	(4)	(7)
Total	**1,507**	**36**	**21,579**

Associated companies and joint ventures are carried at negative values where Telenor has a corresponding liability above and beyond the capital contributed.

Write-downs of Telenor's net excess values on associated companies in 2003 were insignificant. Write-downs of Telenors net excess values on associated companies in 2002 were mainly related to Sonofon, with NOK 1,000 million, DTAC NOK 829 million and UCOM NOK 52 million. The write-downs were triggered by a significant fall in the market values for telecommunication companies. For DTAC and UCOM the write-downs were made to the quoted market price as of 31 December 2002. The fair value for Sonofon was estimated based on estimates of future cash flows and comparison to similar companies.

Furthermore, the engagement in OniWay was written down by NOK 316 million (included in net income from associated companies) to zero based on an evaluation of the values in the company.

Write-downs of Telenor's net excess values on associated companies in 2001 related primarily to Sonofon (NOK 7,500 million), DTAC/UCOM (NOK 3,400 million) and Telenordia (NOK 665 million).

Specifications of investments in associated companies and joint ventures:

in NOK millions

Company	Share owned in %	Book value 31.12.02	Invest-ments/ disposals during 2003	Share of net income [1][2]	Amortization and write-downs of net excess values [5]	Equity and trans-lation adjust-ments	Book value 31.12.03	Net excess value 31.12.03[12]
Sonofon Holding A/S [3]	53.5	3,747	-	19	(444)	548	3,870	3,960
VimpelCom [4][11]	29.0	2,025	-	544	(37)	(152)	2,380	166
COSMOTE S.A. [5]	-	1,011	(2,649)	1,540	(2)	100	-	-
DTAC [6][11]	29.9	554	-	71	(66)	27	586	277
UCOM [6][11]	24.9	219	-	35	(26)	11	239	257
European Telecom S.A (ProMonte) [7]	44.1	172	-	35	-	2	209	-
StavTeleSot J.S.C [8]	-	32	(104)	65	-	7	-	-
ZebSign AS	50.0	20	-	(14)	(15)	6	(3)	-
Teleringen AS	47.5	2	-	1	-	-	3	-
ONE GmbH	17.5	745	-	(94)	-	110	761	-
Wireless Matrix Corporation [9]	22.7	21	-	(33)	40	4	32	-
Nordialog Oslo AS	48.0	10	-	7	-	-	17	-
Oslo Lufthavn Tele & Data AS	50.0	9	-	1	-	(2)	8	-
Glocalnet AB [11]	37.0	104	-	19	(5)	(16)	102	53
Golden Telecom Inc	20.4	-	1,379	12	(15)	(26)	1,350	820
A-pressen ASA [10]	-	484	(414)	(54)	(16)	-	-	-
APR Media Holding AS [10]	44.8	-	402	2	(5)	-	399	68
Otrum Electronics ASA [11]	33.0	96	-	(5)	-	-	91	-
BitCom AB	49.0	8	-	65	-	1	9	3
TIBE Reklame Holding AS	-	9	-	1	(9)	(1)	-	-
World Wide Mobile Communications AS	40.0	43	-	16	-	(9)	50	-
Bravida ASA	47.1	150	82	(314)	-	-	(82)	-
TeleVenture Management AS	23.9	12	-	1	-	(3)	10	-
Doorstep AS	50.0	5	-	2	-	-	7	-
Telenor Renhold & Kantine AS	50.0	3	-	3	-	(2)	4	-
Extend AS	43.9	-	3	(1)	-	-	2	-
Polarsat Inc.	44.0	-	14	2	-	2	18	-
Others		(42)	34	(25)	(5)	(15)	(53)	3
Total		**9,439**	**(1,253)**	**1,836**	**(605)**	**592**	**10,009**	**5,607**

[1] Includes pretax gains and losses on disposal and Telenor's share of the companies' net income after taxes.

[2] Share of net income after taxes are partly based on preliminary results for some of the companies. Actual figures may deviate from the preliminary figures.

[3] Jointly controlled according to a shareholders agreement. A wholly-owned subsidiary subsequent to the acquisition of the remaining shares as of 12 February 2004.

[4] Telenor had a voting interest of 25% plus 13 shares in VimpelCom as of 31 December 2003. As of 31 Desember 2003 Telenor also had an direct ownership interest of 14.9% in VimpelCom's 55.3% owned subsidiary VimpelCom-Region, which is included in the results and book value of VimpelCom in the table above. An extraordinary General Meeting of Shareholders of VimpelCom approved the statutory merger of VimpelCom and VimpelCom-Region, subject to regulatory approval among other things. Subsequent to the merger Telenor will own approximately 26.6% and 29.9% of VimpelCom's total voting stock and total common stock, respectively.

[5] As of 31 December 2003, Telenor had an ownership interest of 9% in COSMOTE S.A. included as part of shares and other investments.

[6] As of 31 December 2003, UCOM had an ownership interest of 41.7% in DTAC.

[7] As of 31 December 2003, ProMonte GSM was wholly-owned by European Telecom S.A. and Telenor had an ownership interest of 44.1% in European Telecom.

[8] StavTeleSot was sold in January 2003 to VimpelCom-Region.

[9] Reclassifications of Telenor's net excess values on Wireless Matrix Corporation as of 1 january 2003 led to a reversal in 2003 of previously amortized net excess values.

[10] In 2003, Telenor's shareholdings in A-pressen ASA was transferred to APR Media Holding AS. As of 31 december 2003 APR Media Holding AS *owned 98.9% of the shares in A-pressen ASA.*

[11] Market values as of 31 December 2003 for listed associated companies: VimpelCom: NOK 7,647 million, DTAC: NOK 1,716 million, UCOM: NOK 546 million, Glocalnet AB: NOK 320 million, Otrum Electronics ASA: NOK 108 million.

[12] Net excess values at the date of acquisition are the differences between Telenor's acquisition cost and Telenor's share of equity of the associated companies.

17. CURRENT RECEIVABLES

in NOK millions	2003	2002
Accounts receivables		
Accounts receivables	6,241	6,481
Provision for bad debt	(564)	(585)
Total accounts receivables	**5,677**	**5,896**
Other current receivables		
Interest-bearing		
Receivables on associated companies and joint ventures	-	16
Receivables on employees	-	3
Other receivables	29	17
Non-interest-bearing		
Receivables on associated companies and joint ventures	322	182
Receivable on employees	26	27
Other short-term receivables	421	330
Provision for bad debt	(23)	(54)
Total other current receivables	**775**	**521**
Prepaid expenses and accrued revenues		
Prepaid expenses	1,260	772
Accrued revenues	1,520	1,679
Total prepaid expenses and accrued revenues	**2,780**	**2,451**
Total current receivables	**9,232**	**8,868**

Due to the large volume and diversity of the Group's customer base, concentrations of credit risk with respect to trade accounts receivables are limited.

18. SHORT-TERM INVESTMENTS

in NOK millions	2003	2002
Bonds/Commercial paper	301	260
Shares [1]	83	272
Total short-term investments	**384**	**532**

[1] Specification of shares classified as current assets as of 31 December 2003.

in NOK thousands	No. of shares owned by Telenor	Share owned in %	Book value
North Node AB	1,350,924	46.4	24,753
Virtual Garden AS	2,500,000	21.0	8,535
Viva Technologies AS	74,806,919	18.0	7,521
Voice Provider AB	45,217	25.9	5,972
Sonat AB	52,063	27.6	5,682
The Mobile Media Company AS	365,896,990	30.9	5,409
Trøndelag Vekst AS	18,961	2.9	3,000
Other listed companies		-	21,367
Other shares etc. [1]		-	844
Total shares classified as current assets			**83,083**

[1] Includes companies where Telenor owns more than 10%, which are not specified due to insignificant book values.

Market value of Telenor's ownership interest in other listed companies totaled NOK 34.4 million as of 31 December 2003.

19. PROVISIONS

in NOK millions	2003	2002
Provisions for pensions	338	191
Deferred tax liabilities	816	516
Provisions for workforce reduction, loss contracts and exit from activities1)	236	234
Negative values associated companies	157	50
Other provisions	98	185
Total provisions	**1,645**	**1,176**

[1] See note 11.

20. INTEREST-BEARING LIABILITIES

in NOK millions	Limit	2003	2002
Euro Commercial paper program (ECP)	USD 500	-	-
U.S. Commercial paper program (USCP)	USD 1,000	-	-
Norwegian Commercial paper	-	-	1,105
EMTN program	USD 6,000	17,480	17,563
Norwegian Bonds	-	3,076	3,142
Capital discount related to bonds	-	(31)	(40)
Derivatives related to long-term interest-bearing liabilities [1]	-	(990)	(300)
Revolving credit facility EUR	EUR 1,500	-	-
Total long-term interest-bearing liabilities Telenor ASA		**19,535**	**21,470**
Long-term interest-bearing liabilities subsidiaries [2]		5,841	7,335
Total long-term interest-bearing liabilities Telenor Group		**25,376**	**28,805**
Short-term interest-bearing liabilities Telenor Group		386	3,591
Total interest-bearing liabilities Telenor Group		**25,762**	**32,396**

[1] Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency (hedging instruments).
[2] Specified below.

Long-term interest-bearing liabilities Telenor ASA

Up to November 2003, Telenor had a EUR 1 billion and a USD 1 billion revolving credit facility. These facilities have been terminated and replaced with a EUR 1.5 billion revolving credit facility with final maturity in November 2008. According to Telenor's Finance Policy, this committed credit facility should at any time serve as refinancing source for all outstanding commercial paper (ECP, USCP and Norwegian). Commercial paper is classified as long-term, irrespective of the actual maturity date.

All borrowings in Telenor ASA are unsecured. The financing agreements except commercial paper, contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain certain covenants limiting disposals of significant subsidiaries and assets.

The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

in NOK millions	Average interest rate 31.12.03	Amount in currency 31.12.03	Amount in NOK 31.12.03	Amount in NOK 31.12.02
Norwegian commercial paper				
NOK			-	1,105
EMTN program				
AUD	4.45%	37	185	146
CHF	3.70%	550	2,972	4,002
EUR	5.60%	1,240	10,413	9,001
JPY	2.39%	22,500	1,404	1,818
SEK	3.42%	150	139	119
USD	5.50%	350	2,336	2,437
Norwegian bonds				
NOK	5.13%	3,076	3,076	3,142
Total Telenor ASA			**20,525**	**21,770**

The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

in NOK millions	Average interest rate 31.12.03	Amount in currency 31.12.03	Amount in NOK 31.12.03	Amount in NOK 31.12.02
Norwegian commercial paper				
NOK			-	1,105
EMTN program				
CZK	3.38%	461	119	107
EUR	3.16%	748	6,297	6,183
GBP	5.13%	13	155	146
NOK	5.52%	5,949	5,949	6,498
SEK	4.75%	653	606	944
USD	2.22%	491	3,279	3,422
Norwegian bonds				
EUR	2.87%	47	396	981
GBP	4.93%	20	238	224
NOK	5.37%	2,496	2,496	1,860
Total Telenor ASA			**19,535**	**21,470**

Long-term interest-bearing liabilities in subsidiaries

in NOK millions Company	Debt instrument	Currency	Average interest rate 31.12.03	31.12.03	31.12.02
DiGi.Com	Borrowings from financial institutions	USD	2.39%	130	226
DiGi.Com	Borrowings from financial institutions	MYR	6.87%	1,023	1,191
GrameenPhone	Borrowings from financial institutions	USD	4.74%	120	262
GrameenPhone	Borrowings from financial institutions	NOK	3.70%	25	25
GrameenPhone	Borrowings from NORAD	NOK	3.40%	50	50
Kyivstar	Vendor financing	USD	-	-	113
Kyivstar	Bonds	USD	12.23%	1,105	696
Pannon GSM	Bonds	HUF	13.78%	1,076	1,040
EDB Business Partner	Borrowings from financial institutions	NOK	7.50%	450	450
EDB Business Partner	Borrowings from financial institutions	NOK	4.12%	50	50
EDB Business Partner	Borrowings from financial institutions	SEK	4.00%	56	147
EDB Business Partner	Finance lease	NOK	8.03%	37	64
Business Solutions	Vendor financing – SW licenses	NOK	8.00%	175	656
Business Solutions	Finance lease	NOK	7.00%	68	200
Satellite Services	Finance lease [1]	NOK	1.77%	1,004	1,114
Canal Digital	Finance lease [2]		-	455	550
Telenor Eiendom Holding	Norwegian Commercial Paper	NOK	-	-	435
Miscellaneous				17	66
Total long-term interest-bearing liabilities in subsidiaries				**5,841**	**7,335**

[1] Satellite leases (Thor II and III). This financing is guaranteed by Telenor ASA

[2] This financing is guaranteed by Telenor ASA. Denominated in DKK, EUR, NOK and SEK.

The interest-bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants.

Telenor entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and for fixed-line network in 1998, 1999 and 2003. Telenor has provided defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, and are not reflected in the tables. See notes 15, 21, 23 and 31.

Short-term interest-bearing liabilities Telenor Group **in NOK millions**		Average interest rate 31.12.03	31.12.03	31.12.02
Telenor Eiendom Holding	Provision tax claim	-	-	2,409
Telenor Mobile Communication	Provision court case	-	-	530
DiGi.Com	Vendor financing and term loans	6.84%	334	362
Kyivstar	Bonds and vendor financing	13.00%	37	144
Miscellaneous			15	146
Total short-term interest-bearing liabilities Telenor Group			**386**	**3,591**

At the end of 2003, Telenor reduced short-term interest-bearing liabilities by approximately NOK 3 billion by paying a tax claim regarding the sale of Sonofon Holding A/S and in connection with a settlement of the legal dispute in Greece.

Maturity profile of interest-bearing liabilities as of 31 December 2003

in NOK millions	Total as of 31.12.03	2004	2005	2006	2007	2008	2009	2010	2011	After 2011
EMTN program	16,405	1,054	1,526	3,311	3,079	1,159	2,403	-	377	3,496
Domestic bonds	3,130	-	1,059	-	1,872	-	-	-	-	199
Total Telenor ASA	**19,535**	**1,054**	**2,585**	**3,311**	**4,951**	**1,159**	**2,403**	**-**	**377**	**3,695**
Subsidiaries, short-term	386	386	-	-	-	-	-	-	-	-
Subsidiaries, long-term	5,841	1,619	2,426	721	432	271	244	128	-	-
Total subsidiaries	**6,227**	**2,005**	**2,426**	**721**	**432**	**271**	**244**	**128**	**-**	**-**
Telenor Group	**25,762**	**3,059**	**5,011**	**4,032**	**5,383**	**1,430**	**2,647**	**128**	**377**	**3,695**

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Telenor ASA's treasury function is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.

Telenor has limited activity related to interest rate and currency trading. As of 31 December 2003, Telenor did not have any outstanding open trading positions.

Interest rate risk

Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affects the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.

The objective for interest rate risk management is to minimize interest cost and at the same time hold the volatility of future interest payments within acceptable limits. To achieve this, Telenor use a simulation model that takes into account market variables and the portfolio composition. The average duration band of the liability portfolio is 0.5–2.5 years. As at 31 December 2003, the average duration was 2.05 years.

Telenor applies interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used to a lesser extent.

Below is a sensitivity analysis that shows the change in fair value due to a one percentage point increase in interest rates. The matrix is divided into time intervals. The interest rate risk is allocated to the next rate fixing date for floating rate instruments, and to the maturity date for fixed rate instruments. Consequently, the matrix shows the interest rate risk distribution of the portfolio.

The table below includes interest-bearing liabilities, interest rate derivatives and currency derivatives.

NOK in millions equivalent as of 31 December 2003

		Decrease in fair value due to 1% increase in interest rates							
Currency	**Face value**	**0–1 year**	**1–2 years**	**3–4 years**	**4–5 years**	**6–7 years**	**7–8 years**	**8–9 years**	**Beyond 9 years**
CZK	188	0.50	-	-	-	-	-	-	-
DKK	48	-	-	-	0.65	-	-	-	-
EUR	6,751	5.51	31.47	-	25.98	24.37	6.76	6.27	139.93
GBP	300	1.22	-	-	-	-	-	-	-
HUF	802	7.23	-	-	-	-	-	-	-
MYR	1,333	7.11	-	-	-	-	-		-
NOK	8,820	21.12	53.89	-	63.14	8.64	-	-	117.31
SEK	1,340	1.75	9.47	-	3.00	-	-	-	-
UAH	73	0.35	-	-	-	-	-	-	-
USD	6,220	13.08	24.03	-	10.75	1.49	-	-	-
Interest-bearing liabilities [1]	**25,875**	**57.87**	**118.86**	-	**103.52**	**34.50**	**6.76**	**6.27**	**257.24**

[1] The figure deviates from note 20, due to the inclusion of derivatives not related to interest-bearing liabilities.

Exchange rate risk

Telenor is exposed to changes in the value of the Norwegian Krone relative to other currencies. Telenor has invested in companies that have other functional currencies than Norwegian Krone. In addition, companies that mainly operate in Norwegian Krone will have transactions denominated in currencies other than Norwegian Krone.

The book value of Telenor's net investments in foreign entities varies with changes in the value of Norwegian Krone compared to other currencies. The net income of the Group is also affected by changes in exchange rates, as the profit and loss contributions of foreign entities are translated to Norwegian Krone using the average exchange rate for the period. If these companies pay dividends, it will typically be done in their local currency. Management's strategy to handle exchange rate exposures related to net investments is to issue financial instruments in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose.

Norwegian entities will also be exposed to exchange rate risk rising from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by Telenor.

Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically using options or forward contracts. Hedge accounting is often not permitted for these kinds of hedging relationships, which leads to gains and losses on the transactions being charged directly to profit and loss. Exchange rate risk related to debt instruments in foreign entities is also a part of the risk exposure of the Telenor Group.

Hedging as described above is only carried out in currencies that have well-functioning capital markets.

The table below shows the currency distribution of the Group's interest-bearing assets, liabilities and derivatives in other currencies than Norwegian Krone as of 31 December, 2003:

Face value in millions, local currency	AUD	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	UAH	USD
Interest-bearing assets	-	-	-	68	7	-	17,745	-	339	178	-	448
Interest-bearing liabilities	(37)	(550)	-	(42)	(1,368)	-	-	(22,500)	(758)	(461)	(58)	(560)
Currency swaps	37	550	(461)	-	556	(33)	(33,363)	22,500	-	(503)	-	(141)
Forward contracts	-	-	(270)	-	-	8	(10,700)	-	-	(480)	-	(230)
Total	**-**	**-**	**(731)**	**26**	**(805)**	**(25)**	**(4,918)**	**-**	**(419)**	**(1,266)**	**(58)**	**(483)**

Credit risk

Credit risk is the loss that the Group would suffer if a counterpart failed to perform its financial obligations.

There is limited credit risk related to the account receivables due to the high number of customers.

Telenor has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has provided defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, see notes 15, 20, 23 and 31. The payment obligation was NOK 6.6 billion as of 31 December 2003.

Telenor invests surplus liquidity in short-term interest-bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent a credit risk.

Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a bankruptcy situation with the 16 banks that are counterparts in derivative transactions. As of 31 December 2003, Telenor ASA has collateral agreements with three banks in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk.

Fair value of derivatives with positive replacement value for Telenor ASA was equivalent to NOK 1,757 million as of 31 December 2003, taking into account netting agreements. Credit exposure for Telenor ASA is monitored on a daily basis.

Liquidity risk

Liquidity risk is the risk that companies in the Group do not have liquidity available to pay their obligations on time.

The Group has established Group account systems in Norway, Sweden, Denmark, Hungary and the United Kingdom to manage the cash flows in the Group as efficient as possible. Efficient cash management also involves using currency swaps when appropriate.

Surplus liquidity within the Group account systems is invested in interest-bearing instruments with short time to maturity and low default risk. Telenor ASA has also established one committed credit facility to minimize the Group's liquidity risk, see note 20.

Management emphasizes financial flexibility. An important part of this is to minimize liquidity risk through ensuring access to a diversified set of funding sources.

Other market risks

Telenor is exposed to equity market risk through investments in equity instruments.

Fair values of financial instruments

The estimated fair values of the company's financial instruments are based on market prices and the valuation methodologies described below. However, prudence is recommended in interpreting market data to arrive at an estimated fair value. Accordingly, the estimates presented herein may only be indicative of the amounts the company could realize in the future.

Fair values of debt instruments issued by Telenor ASA have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of 31 December 2003. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. Fair value of other floating rate instruments in subsidiaries is assumed to be equal to the book value.

For all other interest-bearing liabilities fair values have been estimated using the Telenor ASA credit curve described above.

Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of 31 December 2003. Options are revalued using appropriate option pricing models.

Fair values for listed shares are based on quoted prices at the end of the relevant years. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

The table below shows book value and fair value of some financial instruments as of 31 December 2003 and 2002:

	2003		2002	
in NOK millions	Book value	Fair value	Book value	Fair value
Financial assets				
Listed shares	720	2,955	296	275
Cash and short-term money market investments	7,952	7,952	5,524	5,524
Financial liabilities				
Long-term interest-bearing liabilities [1]	(26,366)	(27,713)	(29,105)	(29,813)
Short-term interest-bearing liabilities	(386)	(386)	(3,591)	(3,591)
Instruments used for interest rate and exchange rate risk management				
Gain interest rate swaps	-	285	-	205
Loss interest rate swaps	-	(377)	-	(214)
Interest rate options asset	49	90	2	1
Interest rate options liability	-	(24)	-	(4)
Gain cross currency interest rate swaps [1]	1,944	2,235	1,153	1,528
Loss cross currency interest rate swaps [1]	(954)	(670)	(853)	(697)
Gain foreign currency forward contracts	12	12	34	34
Loss foreign currency forward contracts	(62)	(62)	(167)	(167)

[1] These items are included in long-term interest-bearing liabilities in the balance sheet, see note 20.

22. NON-INTEREST-BEARING LIABILITIES

in NOK millions	2003	2002
Accounts payable	3,750	3,072
Government taxes, tax deductions etc.	2,135	2,199
Dividends payable	1,776	799
Current taxes	641	2,717
Accrued expenses	4,484	5,315
Prepaid revenues	3,163	2,647
Provision for workforce reductions, loss contracts and exit from activities [1]	402	865
Other current liabilities	715	511
Total current non-interest-bearing liabilities	**17,066**	**18,125**
Long-term non-interest-bearing liabilities	754	473
Total non-interest-bearing liabilities	**17,820**	**18,598**

[1] See note 11.

23. PLEDGES AND GUARANTEES

in NOK millions	2003	2002
Interest-bearing liabilities secured by assets pledged	2,692	3,278
Book value of assets pledged	8,148	9,892

Pledged assets and the liabilities secured by pledged assets as of 31 December 2003 related to DiGi.Com, GrameenPhone and the satellite leases (Thor II and Thor III).

in NOK millions	2003	2002
Guarantees	**2,557**	**2,515**

Guarantees provided, where the related liability is included in the balance sheet are not shown in the table. Furthermore, purchased bank guarantees are not included. Guarantees as of 31 December 2003 are described below.

Guarantees provided in connection with entering into the Cross Border QTE Leases are not included in the preceding table, see notes 15, 20, 21 and 31. These guarantees are provided for the payment of all lease obligations. As of 31 December 2003 and 2002 these guarantees amounted to NOK 7,165 million (USD 1,073 million) and NOK 4,293 million (USD 616 millions), respectively.

The table above includes a guarantee liability of approximately NOK 854 million related to Bravida, mainly in connection with Bravida's deliveries to a project in Sweden, see note 26.

In 2001, Telenor provided a guarantee to Intelsat of USD 117 million (NOK 781 million as of 31 December 2003) for the fulfilment of the committed investment in satellite capacity in 2004 of NOK 626 million, see note 25.

In 2002, Telenor provided a guarantee for up to approximately EUR 68 million (NOK 570 million as of 31 December 2003) in favor of the lenders of interest-bearing financing to the associated company ONE GmbH (previously Connect Austria). Payments under the guarantee may be required if the financial covenants in these loan agreements are breached by ONE GmbH.

Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 271 million. The leasing periods end in 2009 and 2010, respectively.

In addition, Telenor has provided performance and payment guarantees for subsidiaries of an aggregate amount of approximately NOK 81 million.

24. COMMITMENTS AND CONTINGENCIES

Telenor is involved in a number of legal proceedings, including among others those regarded as being material and described below, concerning matters arising in connection with the conduct of Telenor's business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against Telenor are of such a nature that provisions cannot be estimated. While acknowledging the uncertainties of litigation Telenor believes that, based on the information available to date, these matters will be resolved without any material negative effect on Telenor's financial position.

In January 2003, Telenor initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from the sale of shares in Sonofon Holding A/S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. Proceedings before the Oslo District Court were held in January 2004 and the ruling is pending.

In November 2003, Sense Communication AS initiated legal proceedings against Telenor before the Oslo District Court claiming up to NOK 170 million excluding interest, based on allegations that Telenor prices in a service provider agreement for the period 2000–2003 had been excessive and not in accordance with the requirements for cost oriented pricing. Sense has given notice to the effect that the claim might be recalculated in order to encompass year 2003 and such other relevant years. The Oslo District Court has not yet decided a date for commencement of court hearings.

The Liquidators of Enitel AS initiated in December 2003 legal proceedings against Telenor before Asker and Bærum District Court. The claim of damages and reimbursement of NOK 121 million plus interest is based on alleged overcharging for leased lines and traffic terminated in the fixed and mobile networks. The Oslo District Court has not yet decided a date for commencement of court hearings.

Disputes mentioned in note 24 to the Telenor's financial statements for 2002, where a verdict has been reached.
In 2001, NSB (Norwegian State Railways) initiated legal proceedings against Telenor. In a judgment from the Oslo District Court of March 2003 Telenor was acquitted. The result is legally binding.

The legal proceedings between Telenor and S&A Telecom Cyprus Ltd. (on behalf of WR Com Enterprises Ltd.) came to an end in 2003 after the parties agreed to an out of court settlement.

In 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated legal proceedings against Telenor before a court of arbitration. The final legally binding judgment from the arbitration panel was presented to the parties in December 2003 and Telenor won the case in its entirety.

Tele 2 had initiated several legal proceedings against Telenor. An out of court settlement was reached in January 2004.

The legal proceedings initiated by Teletopia against Telenor before the Court of Appeal resulted in a judgment were Telenor was acquitted upon payment of NOK 0.6 million. Teletopia has filed an appeal with the Supreme Court.

25. CONTRACTUAL OBLIGATIONS

The Group has entered into agreements with fixed payments in the following areas as of 31 December 2003:

in NOK millions	2004	2005	2006	2007	2008	After 2008
Rent of premises	603	524	418	327	320	1,063
Rent of cars, office equipment, etc.	71	48	20	7	4	8
Rent of satellite and network capacity	448	176	672	71	66	287
IT-related agreements	346	203	112	17	-	-
Other contractual obligations	552	163	46	39	7	-
Committed investments						
Properties and equipment	381	34	31	29	25	-
Other contractual investments	4,358	4	4	-	-	-
Total contractual obligations	**6,759**	**1,152**	**1,303**	**490**	**422**	**1,358**

The table does not include agreements under which Telenor has no binding obligation to purchase, and do not include future investments due to the UMTS license in Norway.

Rent of satellite and network capacity includes payments under a MVNO-agreement (Mobile Virtual Network Operator) of NOK 558 million for 2006.

Other contractual investments for 2004 include USD 88 million for capital expenditure in satellite capacity (NOK 626 million calculated using the hedged USD/NOK exchange rate). Furthermore, payment for the remaining 46.5% ownership interest in Sonofon as of 12 February 2004 is included by NOK 3,661 million.

26. RELATED PARTIES

Telenor ASA was 62.6% owned by the Norwegian state (including treasury shares) as of December 2003.

The Norwegian telecommunications market is governed by the Electronic Communications Act of 25 June 2003 and other regulations issued pursuant to this Act, as well as by concessions (licenses) for certain activities in 2003. According to the concession on fixed network and the public telephony service, Telenor had to provide and maintain Universal Service Obligations (USO) – PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services – and Special Service Obligations (SSO) – the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances – at a certain level in 2003. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2003, 2002 and 2001 Telenor received NOK 106 million, NOK 82 million and NOK 80 million, respectively, under this agreement.

Due to the introduction of the Electronic Communications Act Telenor's fixed line operations will no longer be subject to a consession, but the requirements for USO/SSO services will be continued in general regulation. Telenor expects that the duties will continue.

Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions and installation and IT operations/services to the state and companies controlled by the state in the normal course of business and at arm's-length prices.

As of 31 December 2003 GrameenPhone has borrowed NOK 50 million from NORAD. NORAD is part of the Minstry of foreign Affairs. The fixed rate loan has an interest of 3.4% and is a interest-only loan until 30 June 2004 and is thereafter paid off until 31 December 2010.

Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority ("PT") for delivering telephony and mobile services. The fee was NOK 87 million in 2003, NOK 81 million in 2002 and NOK 81 million in 2001, respectively.

Canal Digital is a wholly-owned subsidiary of Telenor, performing satellite Broadcasting. The company was owned 50% by Telenor up to 30 June 2002, when Telenor completed the acquisition of the remaining 50% of the company and started consolidating the company. Canal Digital had agreements to sell products and services to other Telenor companies, mainly satellite broadcasting and cards for TV-decoders. The total amount invoiced for these products and services was NOK 223 million in 2002 (half year) and NOK 475 million in 2001, respectively. The transactions were based on arm's-length agreements.

Associated companies abroad hire personnel from Telenor. A total of NOK 24 million, NOK 21 million and NOK 29 million was invoiced for these services in 2003, 2002 and 2001, respectively.

Bravida has been an associated company from 1 November 2000, when Bravida was merged with BPA AB. Telenor's ownership share was 47.05% as of 31 December 2003. According to a shareholders agreement entered into at the time of the merger, Telenor shall decrease its ownership share in event of a listing of Bravida. In 2003, Group companies purchased goods and services for NOK 1,305 million from Bravida, NOK 1,868 million in 2002 and NOK 2,142 million in 2001, mainly for installation and other services. NOK 92 million, NOK 85 million and NOK 450 million in 2003, 2002 and 2001, respectively, were invoiced from Group companies to Bravida for sale of customer equipment and administrative services. Bravida also has agreements which ensures that Bravida is awarded a certain share of the purchases the business area Fixed will make related to installation and other services until the end of 2005. The transactions are based on arm's-length prices. Telenor had provided guarantees related to Bravida with a frame of approximately SEK 920 million (NOK 854 million) as of 31 December 2003. This is mainly related to a fulfillment guarantee given by Telenor in 2000 when Bravida was a subsidiary regarding Södra Länken, which is a engineering contract in Sweden. Telenor had outstanding loans of NOK 553 million to Bravida as of 31 December 2003, of which approximately NOK 551 million was long term (NOK 442 million in outstanding loans as of 31 December 2002 of which NOK 430 million was long-term loans). As of 31 December 2003, Telenor had outstanding liabilities to Bravida of NOK 86 million (NOK 30 million as of 31 December 2002). In February 2003, Telenor provided a short-term convertible loan of NOK 150 million to Bravida. This loan was reduced to NOK 73 million during 2003 as the other shareholders in Bravida subscribed for their pro rata share of the loan. The loan was converted to share capital in 2003. A new convertible loan of NOK 150 million was established in September 2003. Telenor participated with NOK 73 million (equal to their ownership interest in Bravida). The loan matures for payment 29 January 2007 and can in the period May 2006 to April 2007 be converted to shareholders equity. In February 2003, Telenor provided a financial guarantee to Svensk Eksportkreditt of SEK 331 million plus interest related to the Bravida engagement, in connection with which external parties provided collateral security in the form of mortgages of shares. This guarantee was redeemed on maturity in 2003.

The associated company TeleVenture Management AS performs management services for Telenor Venture, Telenor Venture II and Telenor Venture III. TeleVenture Management AS invoiced NOK 18 million in 2003, NOK 21 million in 2002 and NOK 23 million in 2001.

Zebsign, established in 2001 with 50% ownership by Telenor, delivers services for electronic identification and signature. In 2003, Zebsign had revenues for sale to other Telenor companies of NOK 1 million, NOK 41 million in 2002 and NOK 43 million in 2001.

Telenor acquired the associated company Glocalnet as of 31 December 2002. During 2003 Telenor invoiced Glocalnet NOK 361 million for telephony and dial-up Internet services. Accounts receivable from Glocalnet was NOK 124 million as of 31 December 2003.

27. ADDITIONAL INFORMATION ABOUT CASH FLOW

With the exception of certain companies, the Group has purchased bank guarantees for payment of the employees' tax deductions. The Group has established Group bank accounts with two banks. Under these agreements, Telenor ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks can set off balances in their favor against deposits, so that the net position represents the net balance between the bank and the Group account holder.

Restricted bank accounts

in NOK millions	2003	2002	2001
For employees' tax deduction	22	88	114
Other	32	45	179
Total	**54**	**133**	**293**

Material non-monetary transactions

in NOK millions	2003	2002	2001
Investments in businesses	2,403	105	678
Financial leases	27	346	-
Total	**2,430**	**451**	**678**

Investments in businesses in 2003 consisted mainly of the following transactions related to changes in ownership interests: sales of shares in Comincom/Combellga in exchange for shares in Golden Telecom Inc. (NOK 1.3 billion recorded as associated companies), the sale of shares in Inmarsat in exchange for an ownership interest in Inmarsat's new holding company (NOK 0.7 billion recorded as shares and other investments), and the sale of shares in A-Pressen ASA in exchange for shares in APR Media Holding AS (NOK 0.4 billion recorded as associated companies).

28. MANAGEMENT COMPENSATION ETC.

The Group Management consist of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Berit Svendsen, Jan Edvard Thygesen, Stig Eide Sivertsen, Morten Karlsen Sørby and Åsmund Løset (from 2 February 2004).

Aggregate remuneration for the board of directors and the corporate assembly for 2003 was NOK 1,630,834, and NOK 551,996, respectively. The members of the board of directors do not have any agreements which entitles them to extraordinary remuneration in the event of termination or change of office, or agreement for bonus, profit sharing, options or similar.

The annual salary for the president and chief executive officer Jon Fredrik Baksaas was NOK 3,200,000 in 2003. Telenor also paid pension premiums of NOK 1,677,463 and other compensation of NOK 118,478. Jon Fredrik Baksaas had no annual bonus agreement in 2003, however, he was granted 250,000 share options on 21 February 2003 with a maturity of 7 years. In addition 150,000 when he was appointed President and CEO on 21 June, 2002 and 100,000 in the share option program in 2002. Telenor's pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is restricted to NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on 1 January, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates the employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.

The table below shows information attached to each member of the Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

Name/title	Agreed period of notice	Severance Pay	Pension benefits [1]	Share options 2003 [2]	Share options 2002 [2]
Senior Executive Vice President Arve Johansen [3]	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Senior Executive Vice President and CFO, Torstein Moland [3]	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Executive Vice President and CTO, Berit Svendsen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	100,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000
Executive Vice President Åsmund Løset	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	30,000	–
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of 31 December 2002, with an annual regulation according to the consumer price index.	75,000	70,000
Konserndirektør Stig Eide Sivertsen	6 months	No	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000

The bonus frame was 4 months of fixed salary in 2003. In addition, there may be an adjustment of +/-20% conditional upon performance according to certain non-financial criteria. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance beyond budget.

[1] Pension qualifying salary may be lower than actual fixed salary at the date of retirement. Any increase in fixed salary for the group management is conditional upon the implementation of a "cap" on pension qualifying salary similar to that provided in Morten Karlsen Sørby's pension agreement.

[2] The share option programs for 2002 and 2003 are described in note 29.

[3] Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.

Total loans to employees were NOK 41 million as of 31 December 2003. The loans were mainly provided to finance cars purchased by the employees as an alternative to company cars and loans were provided in connection with the purchase of shares in the employee stock ownership program in December 2003 (NOK 16 million). The loans for purchase of shares were limited to NOK 5,970 per employee after discount. Loans for purchase of shares are non-interest-bearing and have terms of 11 months.

None of the directors have loans in the company.

The number of shares owned by the members of the board of directors, the corporate assembly and the Group management as of 31 December 2003 is shown below. Shares owned by the board of directors and the Group management includes closely related parties.

The Board of Directors	Number of shares as of 31.12.2003
Thorleif Enger	2,000
Bjørg Ven	10,000
Harald Stavn	3,503
Per Gunnar Salomonsen	1,671
Irma Tystad	813

The Corporate Assembly	Number of shares as of 31.12.2003
Mona Røkke	200
Berit Kopren	275
Stein Erik Olsen	989
Jan Riddervold	1,914
Arne Jenssen	407

The Group Management	Number of shares as of 31.12.2003
Jon Fredrik Baksaas	20,511
Arve Johansen	24,791
Torstein Moland	16,699
Berit Svendsen	4,767
Jan Edvard Thygesen	55,937
Åsmund Løset	3,118
Morten Karlsen Sørby	3,453
Stig Eide Sivertsen	28,424

Fees to auditors

The table below summarizes suggested audit fees for 2003 and 2002 and fees for audit related services, tax services and other services during 2003 and 2002. Fees include both Norwegian and foreign subsidiaries.

	Audit fees		Audit related fees tjenester		Fees for tax services tjenester		Other fees tjenester	
in NOK millions excluding VAT	2003	2002	2003	2002	2003	2002	2003	2002
Telenor ASA								
Group Auditor	2.6	2.5	4.9	5.4	1.1	1.5	-	0.9
Other Auditors	-	-	1.1	-	-	-	0.4	-
Other Group companies								
Group Auditor	21.9	16.1	12.2	6.7	5.2	3.0	1.0	0.7
Other Auditors	3.1	8.1	2.5	2.4	1.3	1.8	1.1	7.1

Fees for audit services include fees associated with the required statutory audits and the reviews of the Company's quarterly reports.

Audit-related fees principally included due diligence in connection with acquisitions and dispositions, information system audits and regulatory reporting audits. Tax fees included review of tax compliance and tax advice, mainly outside Norway.

29. SHARE OPTION PLANS

In the Telenor Group there are three share options programs: One for shares in Telenor ASA, one for the listed subsidiary company EDB Business Partner ASA and one for the listed subsidiary Utfors AB. The option program for Utfors was terminated in February 2004 without any exercise in 2003 or 2004, and is therefore not disclosed.

Option program for shares in Telenor ASA

In 2002, 85 managers and key personnel were granted options, and 110 managers and key personnel were granted options in 2003.

For options granted in 2002: One third of the options are vested each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, increasing with an interest per commenced month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank interest rate). The options may only be exercised four times a year, during a ten-day period after the publication of the company's quarterly results. The latest possible exercise price is NOK 50.96 for options granted on 21 February 2002. For options granted Jon Fredrik Baksaas on 21 June 2002, the latest exercise price is NOK 42.12.

For options granted in 2003: One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant NOK 26.44. The options may only be exercised four times a year, during a ten-day period after the publication of the company's quarterly results.

Share options Telenor ASA	Number of share options	Exercise price at the end of option life [1]
Options granted in 2002 (21 February)	2,520,000	50.96
Options granted in 2002 (21 June)	150,000	42.12
Options forfeited in 2002	55,000	50.96
Balance at 31 December 2002	**2,615,000**	**50.45**
Options granted in 2003	2,850,000	26.44
Options forfeited in 2003	290,000	32.36
Options exercised in 2003	71,667	50.96
Balance at 31 December 2003	**5,103,333**	**38.06**

The table below details Telenors options outstanding by related option exercise price as of 31 December, 2003 and is based on the final exercise price. Some options may be exercised prior to the termination of the plan.

Weighted average exercise price (in NOK)	Share options outstanding	Weighted average remaining life in years	Options exercisable as of 31 December 2003 [1]
50.96 [2]	2,323,333	5 years	726,666
42.12 [3]	150,000	5 years	50,000
26.44 [4]	2,630,000	6 years	-

[1] Exercise prices for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (20 February, and 20 June, each year, respectively). For the share option program of 2003, the exercise price is fixed throughout the options' term, and is NOK 26.44. The options may only be exercised in a period right after the publication of Telenors quarterly financial results.

[2] First possible exercise was February 2003 for 1/3 of the options.

[3] First possible exercise was July 2003 for 1/3 of the options.

[4] First possible exercise was February 2004 for 1/3 of the options.

At the exercise of the options, Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between the exercise price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the options term, as long as they are exercisable.

Option program for shares in EDB Business Partner ASA

The subsidiary EDB Business Partner ASA has stock compensation plans for its employees. The exercise price is based on the share price when the option was granted and is increased by 1% for each subsequent month until the date of exercise. Most of the options that are not exercised according to the plan can be carried forward to the next year. Options granted had one to four year terms, where one-third of vested options become exercisable each year. Options vest over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire.

In 2003, 600,000 options at an exercise price of NOK 15.94 was granted to the new CEO for EDB Business Partner ASA at the time of appointment. One third of the options are vested each of the three years subsequent to the date of the grant and are exercisable if the stock price at time of exercise is higher than the price of the grant date adjusted with 5.38% per year. The options may only be exercised four times a year, during a ten-day period after the publication of the company's quarterly results. The latest possible exercise date is seven year after the grant date.

	Number of share options	Weighted average exercise price (NOK)
Balance at 31 December 2000	**12,324,478**	**121.6**
Options granted in 2001	699,070	106.3
Options exercised in 2001	1,400,594	62.9
Options forfeited in 2001	1,667,104	134.0
Balance at 31 December 2001	**9,955,850**	**126.7**
Options granted in 2002	269,445	67.0
Options exercised in 2002	-	-
Options forfeited in 2002	528,620	129.6
Balance at 31 December 2002	**9,696,675**	**124.9**
Options granted in 2003	600,000	15.9
Options exercised in 2003	-	-
Options forfeited in 2003	411,678	137.9
Balance at 31 December 2003	**9,884,997**	**117.7**

The table below details EDB Business Partner's options outstanding by related option exercise price as of 31 December 2003 and is based on the final exercise dates. Some options may be exercised prior to the termination of the plan.

Weighted average exercise price (in NOK)	Options outstanding	Weighted average remaining life (in years)	Options exercisable as of 31 December 2003
16	600,000	6.5	-
62	3,774,335	0.3	3,774,335
67	219,515	0.3	219,515
106	590,995	0.3	590,995
137	372,246	0.3	372,246
183	4,327,906	0.3	4,327,906

30. NUMBER OF SHARES, OWNERSHIP ETC.

Telenor ASA had as of 31 December 2003 a share capital of NOK 10,824,127,686 divided into 1,804,021,281 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of 31 December 2003, the company had remaining 28,103,172 treasury shares of the total of 30,000,000, which were issued to Telenor as treasury shares to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On 4 December 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted an authority to the Board of Directors that the remaining shares could be used for other purposes.

At the general meeting held on 8 May 2003, it was resolved to grant an authority to the board of directors to increase the share capital up to NOK 1,065,193,800 through issuance of up to 177,532,300 ordinary shares of NOK 6 nominal value each in connection with future investments. Such authority lasts until 1 July 2004. The Board of Directors may waive the pre-emptive rights of shareholders to such shares. The authority includes the issuance of shares against consideration other than cash and the issuance of shares in a merger. The purpose of the authority is to place the company in a better position for further growth. Such an increase in share capital may also be used in share option plans for managers and key personnel and stock ownership programs for employees. An employee stock ownership program took place in 2001, 2002 and 2003, under which 595,109 shares at a nominal value of NOK 6 each were subscribed for in December 2003. Telenor ASA established a share option plan on 21 February 2002 and on February 2003, see note 29. At the general meeting 8 May 2003 approval was given for the Board of Directors to acquire up to 90,171,308 own shares with a nominal value totaling up to NOK 541,027,848. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. This authorization is valid until 1 July 2004.

The following shareholders had 1% or more of the total number of the 1,775,918,109 outstanding shares (excluding the 28,103,172 treasury shares) as of 31 December 2003:

Name of shareholders	Number of shares	%
Ministry of Trade and Industry	1,129,842,400	63.62
State Street Bank (nominee)	70,761,238	3.98
National Insurance Scheme Fund	49,754,000	2.80
Morgan Stanley (nominee)	24,020,822	1.35

In July 2003, the Norwegian state represented by the Ministry of Trade and Industry reduced its ownership interest in Telenor ASA (excluding the 28,103,173 treasury shares) from 78.9% to 63.6% through a private placement to institutional and other investors.

In January 2003, Telenor entered into an agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buy back according to the approval by Telenor's Annual General Meeting on 8 May 2003. The Kingdom of Norway is committed to participate on a proportionate basis by way of canceling a proportionate number of its shares at the ordinary General Meeting in 2004. The Kingdom of Norway's ownership percentage in Telenor will thus remain unaffected.

31. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group's consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from US GAAP. The principal differences between the Group's accounting principles under Norwegian GAAP and US GAAP are set out below:

Reconciliation of net income (loss) from Norwegian GAAP to US GAAP

in NOK millions, except per share amounts	Note	2003	2002	2001
Net income (loss) in accordance with Norwegian GAAP		4,560	(4,298)	7,079
Adjustments for US GAAP				
Depreciation of capitalized interest associated companies	1	(8)	(3)	(38)
Pensions	2	(25)	(24)	(25)
Amortization of license costs and related goodwill	3	(8)	(2)	(27)
Temporary investments in entities	4	67	12	43
Stock compensation	7	(42)	-	52
Sale and lease back of properties	8	(3)	49	36
Derivative financial instruments	9	(173)	47	171
Goodwill amortization	10	1,038	1,631	39
Goodwill impairment	10	-	(390)	-
Measurement date	11	(3)	12	-
Sale of software	12	78	(345)	-
Reversal of write-downs	13	(160)	-	-
Prepayments on equal terms	19	12	-	-
Asset retirement obligation	14	(38)	-	-
Cumulative effect of change in accounting principle	14	(258)	-	-
Other differences		28	-	-
Tax effect of US GAAP adjustments	16	90	(68)	(56)
Minority interests	5	(119)	(279)	(270)
Net income (loss) in accordance with US GAAP		**5,036**	**(3,658)**	**7,004**
Net income (loss) from continuing operations (excluding Telenor Media)		-	-	1,889
Revenues in accordance with US GAAP		**52,826**	**47,879**	**40,581**
Net income (loss) per share				
– From continuing operations (excluding Telenor Media)		-	-	1.07
– Cumulative effect on prior years of change in accounting principle		(0.10)	-	0.03
– In accordance with US GAAP (basic)		2.84	(2.06)	3.95
– In accordance with US GAAP (diluted)		2.84	(2.06)	3.95

Reconciliation of shareholder's equity from Norwegian GAAP to US GAAP

in NOK millions	Note	2003	2002
Shareholder's equity in accordance with Norwegian GAAP		37,237	33,685
Adjustments for US GAAP			
Dividends	17	1,776	799
Capitalized interest associated companies	1	17	25
Pensions	2	91	116
Amortization of license costs and related goodwill	3	12	20
Temporary investments in entities	4	(31)	(98)
Gains on subsidiaries' equity transactions and disposal of shares in subsidiary	5	700	700
Marketable equity securities – net of tax	6	1,676	(17)
Stock compensation	7	(214)	(172)
Sale and lease back of properties	8	(71)	(68)
Derivative financial instruments	9	(251)	(114)
Goodwill amortization	10	2,708	1,670
Goodwill impairment	10	(390)	(390)
Measurement date	11	680	683
Sale of software	12	(267)	(345)
Minimum pension liability	2	(113)	(34)
Reversal of write-downs	13	(160)	-
Asset retirement obligation	14	(296)	-
Subsequent acquisition	15	74	-
Prepayments on equal terms	19	12	-
Other differences	-	28	-
Tax effect of US GAAP adjustments	16	(122)	(223)
Minority interests	5	(561)	(438)
Shareholder's equity in accordance with US GAAP		**42,535**	**35,799**
Total assets in accordance with US GAAP		**101,088**	**97,511**
Long-term interest-bearing liabilities in accordance with US GAAP		**34,782**	**33,957**

The following table reflects the components of comprehensive income under U.S. GAAP

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available for sale.

		2003			2002			2001	
in NOK millions	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net
Unrealized gain (loss) on securities	2,343	(656)	1,687	(58)	16	(42)	138	(39)	99
Net investment hedge	445	(150)	295	1,139	(269)	870	14	35	49
Minimum pension liability adjustment	(79)	22	(57)	(34)	10	(24)	-	-	-
Foreign currency translation	586	(38)	548	(3,722)	34	(3,688)	(86)	84	(2)
Other comprehensive income	**3,295**	**(822)**	**2,473**	**(2,675)**	**(209)**	**(2,884)**	**66**	**80**	**146**

Reconciliation

in NOK millions	2003	2002	2001
Net income (loss) in accordance with U.S. GAAP	5,036	(3,658)	7,004
Other comprehensive income	2,473	(2,884)	146
Total comprehensive income (loss)	**7,509**	**(6,542)**	**7,150**

Components of equity in accordance with U.S. GAAP:

in NOK millions	31 December, 2003	31 December, 2002	31 December, 2001
Share capital	10,824	10,820	10,816
Other paid capital	18,656	18,634	18,619
Other equity	13,685	9,423	13,796
Treasury shares	(169)	(169)	(169)
Accumulated other comprehensive income			
– unrealized gain (loss) on securities after tax	1,676	(24)	37
– net investment hedge	1,841	1,432	164
– foreign currency adjustments	(3,445)	(4,029)	(309)
– minimum pension liability adjustments	(113)	(34)	-
– deferred taxes	(420)	(254)	(10)
Total	**42,535**	**35,799**	**42,944**

(1) Capitalized interest

Under Norwegian GAAP, the Group has expensed interest incurred in connection with the financing of associated companies.

Under US GAAP, interest incurred on equity funds, loans and advances to associated companies, under a period which the associated company is undergoing activities necessary to start its planned principal operations and such activities include the use of funds to acquire qualifying assets for its operations, shall be capitalized.

(2) Pensions

In 1995, the Group began to account for pensions according to the accounting standard, which is substantially consistent with US GAAP. The change in accounting principle was offset directly against shareholder's equity.

Under US GAAP, the effect of adopting SFAS 87 would be amortized over the remaining average service period.

In accordance with US GAAP a provision is recorded directly against shareholders equity where the accumulated benefit obligation (ABO) exceeds plan assets. This is not in accordance with Norwegian GAAP.

Below is an overview of the total provisions for pensions in the balance sheet under US GAAP as of

in NOK millions	31 December 2003	31 December 2002
Benefit obligation	911	559
Plan assets	(78)	(90)
Intangible assets	(382)	(244)
Accumulated other comprehensive income	(113)	(34)
Total provisions for pensions	**338**	**191**

(3) Amortization of license costs and related goodwill

Up to the end of 1997 the Group amortized license costs and goodwill related to acquired licenses over a period not exceeding 10 years. With effect from 1998 the amortization period has been changed to the term of the license. In accordance with Norwegian GAAP this change has been accounted for as a change of estimate, with no retroactive restatement of prior periods.

Under the US GAAP reconciliation, this revision in the amortization period was accounted for retroactively.

(4) Temporary investment in entities

Investments in entities in which the Group has an ownership that is considered to be temporary in nature are recorded at cost or written down to fair value. The Group invests periodically in companies for the purpose of making profits.

Under US GAAP, all temporary investments with an ownership greater or equal to 20% are accounted for under the equity method or consolidated. The effect on the financial statements of temporary investments consolidated under US GAAP, are immaterial.

Total assets accounted for under the equity method for US GAAP was NOK 9,627 million for the year ended 31 December 2002 and 10,065 million for the year ended 31 December 2003.

Total assets accounted for under the cost method for US GAAP was NOK 64 million for the year ended 31 December 2002 and 3 million for the year ended 31 December 2003.

(5) Gain from subsidiaries equity transactions, disposal of shares in a subsidiary and minority interest
Under Norwegian GAAP, no gains from subsidiary's equity transactions and disposal of shares in a subsidiary are recognized.

Under US GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

Under Norwegian GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.

This allocation is not consistent with US GAAP.

(6) Marketable equity securities
For investments in marketable equity securities classified as current assets that are managed as a portfolio, adjustment in the book value are only made if the aggregate holdings have a lower estimated fair value than the original cost. Other marketable shares are valued at the lower of cost or fair market value. Investment in marketable equity securities classified as long-term are valued at historical cost or possibly fair value if the decline in value is not temporary.

Under US GAAP, marketable equity securities are valued at their fair value for each security. For marketable equity securities classified as available for sale, unrealized gains and losses after tax are recorded directly to shareholder's equity. All listed shares are classified as available for sale in accordance with SFAS 115.

As of 31 December 2002 and 2003, available for sale securities at cost amounted to NOK 280 million and NOK 626 million, respectively, with unrealized loss before tax of NOK 21 million for 31 December 2002 and unrealized gain before tax of NOK 2,328 million for 31 December 2003, respectively. For the years ended 31 December 2002 and 2003, proceeds from the sale of available for sale securities was NOK 19 million and NOK 108 million, respectively. The gross realized loss from such sales was NOK 5 million for the year ended 31 December 2002 and NOK 53 million for the year ended 31 December 2003, respectively.

(7) Stock compensation
In 2002, Telenor introduced a share option program granting options to managers and key personnel. Options to subscribe 2,670,000 of Telenor's shares were granted in 2002 and options to subscribe 2,850,000 of Telenor's shares were granted in 2003.

The subsidiary EDB Business Partner ASA also has a stock compensation plans for its employees. A separate plan was introduced in 2003 for the new CEO.

In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

In accordance with US GAAP, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known.

Due to the features of the plans for Telenor ASA and EDB partner ASA, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of respective stocks, would be calculated and recorded as compensation expense over the vesting period.

Options for EDB Business Partner ASA are vested over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire. Options to the CEO may continue to 2010. Of the total options outstanding at year-end, options for 9.3 million shares have been accounted for as fixed plan awards. In fixed plan awards, the measurement date occurs on the grant date when both the number of shares of stock that may be acquired and the price to be paid by the employee are known. The options for the remaining 0.6 million shares of stock are considered variable plan grants because terms do not define the ultimate exercise price of the options.

Telenor has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. However, pro forma information regarding net income and earnings per share is required by FASB Statement No. 148, "Accounting for Stock-Based Compensation", and has been determined as if Telenor and EDB Business Partner had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. The assumptions for 2003 is shown in the table below.

	Risk free rate	Dividend yield	Volatility factor	Weighted average life
Telenor 2002 programs	6.40%	2.0%	31.3%	4.5 years
Telenor 2003 program	4.80%	2.0%	32.3%	4.5 years
EDB Business Partner 1999–2002 program	5.85%	0.0%	30.0%	0.3 years
EDB Business Partner 2003 program	5.05%	0.0%	66.9%	4.5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for these plans been determined consistent with SFAS 123, the Group's net income (loss) according to US GAAP would have been the following:

in NOK millions except pr share amounts	2003	2002	2001
Net income (loss) as reported	**5,036**	**(3,658)**	**7,004**
Deduct stock based employee compensation expense included in reported net income, under US GAAP	39	-	(52)
Add stock based employee compensation expense determined under fair value based method for all awards under US GAAP	(25)	(34)	(94)
Pro forma net income (loss) in accordance with US GAAP	**5,050**	**(3,692)**	**6,858**
Net income (loss) per share in accordance with US GAAP			
Basic as reported in accordance with US GAAP	2.84	(2.06)	3.95
Basic pro forma in accordance with US GAAP	2.84	(2.08)	3.87
Diluted as reported in accordance with US GAAP	2.84	(2.06)	3.95
Diluted pro forma in accordance with US GAAP	2.84	(2.08)	3.87

The stock options may have a dilutive effect.

A summary of Telenor's and EDB Business Partner's stock option programs and related information are given in note 29.

(8) Sale and lease back of properties

Under Norwegian GAAP, the Group recognized gains from sale and lease back of properties when the lease back agreement is an operating lease agreement.

Under US GAAP, only gains from sale and lease back of properties that exceed the net present value of the lease back agreement can be recognized as gains. The remaining gains must be deferred over the lease periods.

(9) Derivative financial instruments

Effective 1 January 2001, US GAAP introduced Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. This accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships for which hedge accounting is applied.

Interest rate derivatives not held for trading purposes are carried at cost under Norwegian GAAP. Under US GAAP all derivatives are recorded marked-to-market and recognized on the balance sheet at fair value.

Under Norwegian GAAP Telenor may combine more than one instrument in hedging of net investments. Under US GAAP there are more stringent requirements of what instruments can be designated as hedging instruments and foreign exchange gains or losses are to a greater extent reported through earnings under US GAAP than Norwegian GAAP. Telenor's policy is to use instruments that may be used as hedging under both Norwegian GAAP and US GAAP, as long as this is cost effective.

The following information relates to derivative financial instruments under SFAS 133:

Derivative (and nonderivative) instruments designated as fair value hedging instruments

A significant portion of the debt issued by Telenor ASA is fixed rate bonds (87% of outstanding bonds as of 31 December 2003). Fixed rate bonds with long maturities impose a greater interest rate risk, in terms of mark-to-market risk, than management wishes to take on. As such the interest rate exposure on these bonds is often altered through entering into a derivative instrument that allows Telenor to receive a fixed interest and pay a specified floating interest rate. Telenor has designated these derivatives as fair value hedging relationships.

A common strategy for Telenor is to issue a fixed rate bond in the currency in which funding is to be raised and consequently enter into a "receive fixed/pay floating" interest rate swap. These fair value hedging relationships typically qualify for short cut treatment, as the requirements set out in paragraph 68 of SFAS 133 [1] are met.

A second hedging strategy for Telenor is to hedge a fixed rate bond issued in currency other than Norwegian Kroner with a receive "fixed non base/pay floating" base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates [2]. The swap would be the hedging instrument and the bond would be the hedged object in the fair value hedging relationship. In certain cases a combination of swaps are designated as the hedging instrument. Short cut treatment would not be applicable using this strategy. Still the hedging effectiveness for these hedging relationships has proven to be close to 100%, which has been in line with management's expectations given the cash flows of the transactions involved.

Derivative instruments designated as cash flow hedging instruments

A hedge of a future expected transaction is a cash flow hedge. Future expected transactions in foreign currencies impose a foreign exchange rate risk that management often wish to eliminate. In these situations Telenor can mitigate the foreign exchange rate risk and fix the functional currency equivalent cash flows from the hedged item through entering into a derivative instrument. Gains or losses from the hedging instrument are recorded within other comprehensive income (OCI) until the hedged transaction occurs. The realised gain or loss is recorded in earnings during the same accounting periods as the hedged transaction affects profit and loss. Any ineffective components of the hedge results are charged to current income. Telenor had as at 31 December 2003 designated one cash flow hedging relationship.

Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation

As described in Note 21 to the financial statements, Telenor hedges net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2003, the instruments involved have been bonds and forward contracts. To the extent these hedging relationships have proven to be effective, translation adjustments on these hedging instruments have been reported in the Cumulative Translation Adjustment section of equity.

Derivatives not designated as hedging instruments

Telenor has a duration-based target for interest rate risk management. Interest rate swaps are used to periodically rebalance the portfolio in order to be in line with the duration target. These derivatives do not qualify as hedging instruments, and are marked-to-market-through earnings.

Foreign currency swaps are frequently used for liquidity management purposes. No hedging relationships are designated in relation to these derivatives, and any changes in fair value are recognized through earnings.

Quantitative information

Fair value hedging relationships;	in NOK millions
Net loss recognized in 2003 earnings hedged items:	(692)
Net gain recognized in 2003 earnings hedging instruments	688
Amount of hedge ineffectiveness	(4)

No components of the derivative instruments' gain or loss have been excluded from the assessment of hedge effectiveness.

Hedges of foreign currency exposure of a net investment in a foreign operation;

Net amount of losses on hedging instruments included in the cumulative translation adjustment during 2003 was NOK 539 million.

For forward contracts the forward points have been excluded in determining hedge effectiveness. The hedge ineffectiveness charged to profit and loss in this context is immaterial.

Cash flow hedging relationships;

Net amount of loss on hedging instrument included in other comprehensive income during 2003 was NOK 38 million.

(10) Goodwill amortization and impairment of goodwill

Effective 1 July 2001, Telenor adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and effective 1 January 2002, Telenor adopted the full provision of statement 141 and Statement No. 142 (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after 30 June 2001 to be accounted for under the purchase method, SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after 30 June 2001.

[1] A number of requirements are outlined in this paragraph. Among others; the notional amount of the swap matches the principal amount of the interest-bearing asset or liability, the fair value of the swap at its inception is zero, the formula for computing net settlements under the interest rate swap is the same for each net settlement.

[2] The benchmark interest rates in this instance would be the swap rates.

Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determining the fair value of goodwill by assigning the unit's fair value to each assets and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Telenor completed its first phase impairment analysis at the end of 2003 and concluded that no reporting units had a carrying value in excess of the fair value. The step two analyses was therefore not necessary at year end 2003.

In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes," the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, according to US GAAP, as if the change had been retroactively applied, is as follows

In NOK million except per share amounts	2001
Reported net income	7,004
Goodwill amortization net of tax and minority interests	1,840
Adjusted net income	**8,844**
Earnings per share	
Reported earnings per share	3.95
Goodwill amortization per share net of tax and minority interests	1.04
Adjusted earnings per share	**4.99**

Under Norwegian GAAP, goodwill is amortized. Goodwill is tested yearly for impairment as under US GAAP. The second step of the goodwill impairment test is not consistent with Norwegian GAAP. Under Norwegian GAAP, goodwill is written down based on the difference between book value and fair value.

(11) Measurement date

Under US GAAP the measurement date for a business combination is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which is consistent with the date of consolidation

Under Norwegian GAAP, the measurement date for a business combination is the date the risk for the company's result of operations is transferred. The acquired company's results, amortization of net excess values and calculated financing expenses have been recorded directly against the Group's shareholders' equity in the period between the date for transfer of risk and the date of consolidation. The date of consolidation is consistent with US GAAP. This has resulted in a charge directly to shareholder's equity under Norwegian GAAP that is not consistent with US GAAP and a different valuation of tangible and intangible assets under Norwegian GAAP compared to US GAAP and therefore also differences in subsequent depreciation and amortization.

(12) Sale of software

Telenor is provider of full service application and IT operating systems services. Under Norwegian GAAP, revenue from sale of software licenses and software upgrades is recognized upon the delivery of the software licenses and software upgrades. Under US GAAP, revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over remaining software maintenance period as the customer does not have access to the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, the Company may develop additional applications that are not essential to the use of the software. Under Norwegian GAAP, the fees for the development of the additional software are recognized based on the percentage of completion method of accounting. Under US GAAP, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

(13) Reversal of write-downs

Under Norwegian GAAP, a previous write down of tangible and intangible assets (excluding goodwill) must be reversed if the factors that triggered the impairment are no longer valid and if the underlying asset has recovered its value.

Under US GAAP, reversal of previous write-downs is not permitted.

(14) Asset retirement obligation

Effective 1 January 2003, Telenor changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). Previously, Telenor did to a limited extent recognize amounts related to asset retirement obligations. Under the new accounting method, Telenor recognizes asset retirement obligations in the period in which they are incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Under SFAS 143, an asset retirement obligation exists where Telenor has a legal obligation, whether contractual, by law, or by a promissory estoppel, to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. In most situations, the timing of the assets removals will be a long time into the future and result in significant uncertainty as to whether the obligation actually will be paid.

Under Norwegian GAAP, asset retirement obligations are limited to expenses to material known and planned removals within a reasonable timeframe.

Telenor have asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and network buildings. Those leases generally contain provisions that require Telenor to restore the sites to their original condition at the end of the lease term. The following table describes all changes Telenor's assets retirement obligation liability:

in NOK millions	2003
Asset retirement obligation at beginning of year	316
Liabilities incurred	38
Liabilities settled	(10)
Accretion expense	22
Revision in estimated cash flows	-
Asset retirement obligation at end of year	366

Asset retirement obligations in associated companies are included under Other differences. Telenor's share of costs for asset retirement obligations in associated companies was NOK 29 million in 2003, of which NOK 9 million was the cumulative change of accounting principle.

The cumulative effect of the change on prior years resulted in a charge to income of NOK 258 million (net of income taxes of NOK 187 million, 0.10 per share), which is included in income for the year ended 31 December 2003. The effect of the change on the year ended 31 December 2003 was to decrease income before the cumulative effect of the accounting change by NOK 27 million (0.02 per share). The pro forma effects of the application of Statement 143 as if the Statement had been adopted on 1 January 2001 (rather than 1 January 2003) are presented below:

in NOK millions, except per share amounts	2003	2002	2001
Reported net income (loss)	5,036	(3,658)	7,004
Assets retirement obligations net of tax and minority interests			
(cumulative effect of change in accounting principle in 2003)	187	(28)	(27)
Adjusted net income (loss)	5,223	(3,686)	6,977
Earnings per share			
Reported earnings (loss) per share	2.84	(2.06)	3.95
Adjusted earnings (loss) per share	2.94	(2.08)	3.93

The pro forma asset retirement obligation liability balances as if Statement 143 had been adopted on 1 January 2001 (rather than 1 January, 2003) are as follows:

in NOK millions	2002	2001
Pro forma amounts of liability for asset retirement obligation at beginning of year	265	217
Pro forma amounts of liability for asset retirement obligation at end of year	316	265

(15) Subsequent acquisitions of ownership interest in subsidiaries

Under US GAAP, assets and liabilities are identified and recorded in each subsequent acquisition of interest in subsidiaries.

Under Norwegian GAAP, changes in fair values for assets and liabilities for a subsequent acquisition in a subsidiary is recorded directly against equity. Goodwill is identified and accounted for in each acquisition.

(16) Taxes

The income tax effects of US GAAP adjustments are recorded as deferred taxes.

(17) Dividends

Under Norwegian GAAP, dividends payable reduce shareholder's equity for the year in which they relate.

Under US GAAP, dividends payable are recorded as a reduction of shareholder's equity when approved.

(18) Cross border QTE leases

The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has provided defeasance of all amounts due by us under these agreements. The leasing obligations and the defeased amounts are shown net on the balance sheet

Both under Norwegian GAAP and under US GAAP Telenor have deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or other contingencies.

Under US GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The legal right to offset the defeased amounts against the future lease obligations does not legally exist. Therefore, under US GAAP, the defeased amounts and the Group's future obligations under the QTE Leases are recorded gross on the consolidated balance sheet as financial assets and long-term interest-bearing liabilities in the amount of approximately NOK 6,203 million for the year ended 31 December 2003 and financial assets and long-term interest-bearing liabilities of NOK 3,557 million for the year ended 31 December 2002. This does not affect the profit and loss statement or shareholder's equity.

At 31 December 2003, future minimum annual rental commitments under finance lease liabilities are as follows under US GAAP:

in NOK millions	As of 31 December 2003
2004	1,252
2005	1,054
2006	1,012
2007	953
Later years through 2016	7,325
Total minimum lease payments	**11,596**
Less amount representing interest	3,452
Finance lease obligation under US GAAP	8,144
Finance lease obligation under Norwegian GAAP	1,564
Deferred gain (both Norwegian and US GAAP)	377

Finance lease property is included in tangible assets as follows (at net book value):

	As of 31 December	
in NOK millions	2003	2002
Telephony switches	121	221
GSM mobile network	276	478
Fixed-line network	1,133	-
Satellites	617	732
Set top boxes	304	334
Other	82	105
Total	**2,533**	**1,870**

(19) Prepayment on equal terms

Telenor entered into Mobile Virtual Network Operator (MVNO) agreement, which includes sale of traffic in telenor's GSM and UMTS network in Norway. At the same time a similar agreement for purchase of GSM and UMTS traffic in a network in Sweden was made with the same counterpart. The agreements contain a fixed nonrefundable prepayment and a variable prices based on the actual use of the services.
In accordance with Norwegian accounting principles the fixed and the variable element are recognized as revenues and traffic costs based on the actual usage. The prepayments between the parties are recognized in the balance sheet.

Under US GAAP the fixed prepayments between the parties have been nullified since these fixed payments are on equal terms and are non refundable. Consequently, the prepayments and the revenues and traffic costs have been eliminated.

(20) Revenue recognition

Under Norwegian GAAP, gains on the sale of fixed assets and operations are included in total revenues. Under US GAAP, such gains would be included below other operating income.

Under Norwegian GAAP, revenue from telecommunications installation fees and connection fees are recognized in revenue at the time of the sale and all initial direct costs are expensed as incurred. Under US GAAP, such connection and installation fees that do not represent a separate earnings process should be deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial direct costs to the extent of the deferred revenue should also be deferred over the same period that the revenue is recognized. The effect on net income of this difference is not material.

New US Accounting Standards

FIN 46

In January 2003, Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", was issued as an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 provides guidance on consolidating variable interest entities. The concept of a variable interest entity was established by FIN 46 and is an entity (i) which lacks sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (ii) where the equity investors lack one of three specified characteristics of a controlling financial interest.

In December 2003, the FASB published a revision to FIN No. 46 ("FIN 46-R") to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities and will now become applicable for Telenor in the first quarter of 2004.

Telenor is currently evaluating the effect that the adoption of FIN 46-R will have on its results of operations and financial condition.

EITF 00-21

In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. Telenor will adopt EITF 00-21 for contracts entered into on or after 1 January 2004. Telenor is currently evaluating the impact that the statement will have on revenues or results of operations.

International Financial Reporting Standards

Telenor is to adopt International Financial Reporting Standards ("IFRS") as primary generally accepted accounting principles ("GAAP") by 2005 as required under European Regulation applicable to European public companies. The full set of IFRS applicable by 2005 is not yet known and still subject to endorsement by the European Commission.

Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2004 to allow foreign private issuers to include only two years of audited financial statements for their first year of reporting under IFRS, Telenor expects to select 1 January 2004 as its transition date to IFRS and thus to present restated 2004 and 2005 IFRS financial statements in its 2005 Form 20-F and to continue to report under Norwegian GAAP as primary GAAP in the meantime (2004)

Transition from Norwegian GAAP to IFRS is described under accounting principles, the additional reconciliation disclosure between IFRS and US GAAP will include narrative and tabular net income and shareholders' equity reconciliations with respect to 2004 financial statements required under SEC Rules.

(21) Non-consolidated investees – 100 percent basis

The following table sets forth summarized unaudited financial information of Telenor's non-consolidated investees on a 100 percent combined basis. Telenor's share of these investments is accounted for using the equity method.

in NOK millions	2003	2002
Income Statement Data		
Operating revenues	42,498	48,285
Operating profit	3,574	5,246
Income before taxes and minority interests	1,751	3,177
Net income	924	1,819
Balance Sheet Data		
Current assets	12,813	14,925
Non-current assets	36,926	46,202
Assets	**49,739**	**61,127**
Current liabilities	14,004	16,028
Non-current liabilities	29,255	29,058
Minority interest	34	559
Shareholders' equity	6,446	15,482
Liabilities and shareholders' equity	**49,739**	**61,127**

STATEMENT OF PROFIT AND LOSS

Telenor ASA 1 January–31 December

In NOK millions	Note	2003	2002	2001
Revenues		582	605	270
Gains on disposal of operations		-	63	5,158
Total revenues		**582**	**668**	**5,428**
Operating expenses				
Salaries and personnel costs	2, 3	358	350	148
Other operating expenses	4	792	671	381
Losses on disposal of operations	5	-	1,390	-
Depreciation and amortization		55	39	6
Total operating expenses		**1,205**	**2,450**	**535**
Operating profit (loss)		**(623)**	**(1,782)**	**4,893**
Net financial items	6	**6,508**	**(3,494)**	**5,954**
Profit (loss) before taxes		**5,885**	**(5,276)**	**10,847**
Taxes	7	(770)	2,650	(4,947)
Net income (loss)		**5,115**	**(2,626)**	**5,900**
Proposed dividends		1,776	799	621
Group contribution distributed, net after taxes		-	137	9,363

BALANCE SHEET

Telenor ASA at 31 December

In NOK millions	Note	2003	2002
Assets			
Deferred tax assets	7	1,476	2,265
Other intangible assets	8	244	221
Tangible assets	9	24	30
Financial assets	10	80,562	85,495
Total fixed assets		**82,306**	**88,011**
Non-interest-bearing receivables on Group companies		121	258
Receivable Group Contribution		2,000	-
Non-interest-bearing receivables external		124	102
Cash and cash equivalents		533	-
Total current assets		**2,778**	**360**
Total assets		**85,084**	**88,371**
Equity and Liabilities			
Equity		**42,567**	**39,202**
Long-term interest-bearing liabilities	11	19,535	21,470
Long-term non-interest-bearing liabilities		218	195
Total long-term liabilities		**19,753**	**21,665**
Short-term interest-bearing liabilities	11	20,068	25,583
Short-term non-interest-bearing liabilities	12	2,696	1,921
Total short-term liabilities		**22,764**	**27,504**
Total equity and liabilities		**85,084**	**88,371**
Mortgages		-	-
Guarantee liabilities	13	4,155	6,934

Oslo, 25 March 2004

Thorleif Enger
Chairman of the Board of Directors

Bjørg Ven
Vice-chairman of the Board of Directors

Hanne de Mora
Board member

Einar Førde
Board member

Jørgen Lindegaard
Board member

Liselott Kilaas
Board member

John Giverholt
Board member

Harald Stavn
Board member

Per Gunnar Salomonsen
Board member

Irma Tystad
Board member

Jon Fredrik Baksaas
President & CEO

CASH FLOW STATEMENT

Telenor ASA 1 January–31 December

In NOK millions	2003	2002	2001
Profit before taxes	**5,885**	**(5,276)**	**10,847**
Taxes paid	71	(1,303)	(507)
Net (gain) loss	-	1,341	(5,158)
Depreciation and amortization	55	39	6
Group contribution	(2,000)	-	(16,336)
Write-down of shares and reversal of previous write-downs	(3,127)	5,893	11,705
Currency gain not relating to operating activities	1,171	(457)	-
Changes in accruals etc.	(3,272)	(63)	(51)
Net cash flow from operating activities	**(1,217)**	**174**	**506**
Purchase of tangible and intangible assets	(82)	(12)	(39)
Cash receipts from sale of subsidiaries	-	16	5,326
Cash payments on establishing new companies	(874)	(2,250)	(52)
Cash payments on establishing receivables on Group companies	8,230	(3,754)	(7,550)
Purchase of other investments	(6)	(753)	(93)
Net cash flow from investment activities	**7,268**	**(6,753)**	**(2,408)**
Proceeds from long-term liabilities	-	11,012	-
Proceeds from short-term liabilities	-	1,081	598
Payments of long-term liabilities	(3,592)	(6,935)	-
Payments of short-term liabilities	(1,081)	(300)	-
Proceeds from issuance of shares	-	19	21
Paid costs in connection with capital increase	-	-	(54)
Payments of dividend	(799)	(621)	(532)
Proceeds from Group contribution	-	5,682	5,485
Payments of Group contribution	-	(3,702)	(3,220)
Net cash flow from financing activities	**(5,472)**	**6,236**	**2,298**
Effect on cash and cash equivalents of changes in foreign exchange rates	**(46)**	**(53)**	**-**
Net change in cash and cash equivalents	**579**	**(343)**	**396**
Cash and cash equivalents at 1 January	-	396	-
Cash and cash equivalents at 31 December	533	-	396

STATEMENT OF SHAREHOLDER'S EQUITY

Telenor ASA

	Number of shares	Nom Amount (NOK)	Share Capital (NOK mill.)	other paid capital (NOK mill.)	Other equity (NOK mill.)	Treasury shares (NOK mill.)	Total (NOK mill.)
Equity at establishment considering contribution in kind 3 October, 2000	**1,400,000,000**	**6**	**8,400**	**5,600**	**4,611**	**-**	**18,611**
Shares dividend issue 10 November, 2000	30,000,000	6	180	(180)	-	-	-
Treasury shares	-	6		180	-	(180)	-
Shares issue December 2000	372,151,899	6	2,233	13,013	-	-	15,246
Net income for 2000 (21.07–31.12)	-	-	-	-	3,984	-	3,984
Dividends	-	-	-	-	(532)	-	(532)
Balance as of 31 December, 2000	**1,802,151,899**	**6**	**10,813**	**18,613**	**8,063**	**(180)**	**37,309**
Net income for the year 2001	-	-	-	-	5,900	-	5,900
Dividends	-	-	-	-	(621)	-	(621)
Employee share issue	578,753	6	3	17	-	-	20
Distribution of own shares	-	6	-	(11)	-	(11)	-
Balance as of 31 December, 2001	**1,802,730,652**	**6**	**10,816**	**18,619**	**13,342**	**(169)**	**42,608**
Net income for the year 2002	-	-	-	-	(2,626)	-	(2,626)
Dividends	-	-	-	-	(799)	-	(799)
Employee share issue	695,520	6	4	15	-	-	19
Balance as of 31 December, 2002	**1,803,426,172**	**6**	**10,820**	**18,634**	**9,917**	**(169)**	**39,202**
Net income for the year 2003	-	-	-	-	5,115	-	5,115
Dividends	-	-	-	-	(1,776)	-	(1,776)
Employee share issue	595,109	6	4	22	-	-	26
Balance as of 31 December, 2003	**1,804,021,281**	**6**	**10,824**	**18,656**	**13,256**	**(169)**	**42,567**

NOTES TO THE FINANCIAL STATEMENTS

Telenor ASA

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND GENERAL

Telenor ASA is a holding company and contains the Group Management, corporate functions and Telenor's internal bank (Telenor Finans). In addition there are some strategic Group projects, including Telenor's program for improving efficiency of operations, Delta 4, that are placed in Telenor ASA.

As of 15 April 2002, Telenor's internal bank, among other entities, was transferred from Telenor Communications AS (now Telenor Eiendom Holding AS) with assets and liabilities, including guarantee liabilities. Consequently the figures for 2002 are not directly comparable to 2001. The Group Management was transferred from Telenor Communications AS as of 1 January 2001, and corporate functions as of 1 July. In the first six months of 2001, Telenor ASA paid a service fee to Telenor Communications AS for corporate functions. In 2001, Telenor ASA owned shares in Telenor Communications AS, and Telenor Communications AS owned shares in a number of subsidiaries. As a part of the reorganization of the Telenor Group a number of holding companies were established in 2001. In 2002, the shares in Telenor Communications AS were demerged and distributed to the holding companies.

Revenues are mainly management fee from the Telenor Group and sale of consultancy services to other Group companies. Purchases from other companies within the Group consist mainly of consultancy fees in strategic Group projects, property lease, IT-operations and maintenance.

Telenor ASA conducts the main part of the external debt financing in Telenor, and provides loan to, and receives placements of liquid assets from Group companies. See note 20 to the consolidated financial statements.

Shares in subsidiaries and loans provided to these are evaluated at cost. Investments in subsidiaries are evaluated as a whole, and adjustments in the book value are only made if the aggregated holdings have a lower estimated fair value than the original cost or a loss in value for a separate investment is other than a temporary decline. The value of the investments in subsidiaries must be viewed together with the values in the consolidated accounts. Write-downs of the values of Telenor ASAs investments in subsidiaries have been performed in 2002 to better reflect the values in the consolidated financial statement. In 2003 are parts of these write-downs reversed as a consequence of increased values. The value adjustments are classified as financial items in the profit and loss statement.

Telenor ASA's accounting principles are similar to the accounting principles for the Telenor Group, as described. Where the notes for the parent company are substantially different from the notes for the Group, these are shown below. Otherwise refer to the notes to the consolidated financial statements for the Group.

2. SALARIES AND PERSONNEL COSTS

The Group's Chief Executive Officer and the Board of Directors have the same position in Telenor ASA. We refer to note 28 to the consolidated financial statements for the Group for further information on the compensation to the Board of Directors, management, auditor etc. for the year 2003.

In NOK million	2003	2002	2001
Salaries and holiday pay	187	213	98
Social security tax	33	36	14
Pension cost including social security tax	87	58	24
Other personnel costs	51	43	12
Total salaries and personnel costs	**358**	**350**	**148**

3. PENSION OBLIGATIONS

in NOK millions	2003	2002
Change in benefit obligation		
Benefit obligation at the beginning of the year	366	170
Service cost	47	29
Interest cost	24	24
Actuarial gains and losses	34	8
Transfer of businesses [2]	55	216
Benefits paid	(47)	(81)
Benefit obligations at the end of the year	**479**	**366**
Change in plan assets		
Fair value of plan assets at the beginning of the year	294	129
Actual return on plan assets	27	(6)
Transfer of business	61	141
Pension contribution	48	42
Benefits paid	(21)	(12)
Fair value of plan assets at the end of the year	**409**	**294**
Funded status	**70**	**72**
Unrecognized prior service costs [1]	(105)	(118)
Unrecognized net actuarial losses [1]	(155)	(104)
Accrued social security tax	(26)	(20)
Net accrued (prepaid) benefit cost	**(216)**	**(170)**
Net accrued (prepaid) benefit cost at 01.01	(170)	5
Transfer of business [2]	(52)	(116)
Net periodic benefit costs	87	58
Pension contribution	(48)	(42)
Benefits paid	(26)	(69)
Social security tax at pension contribution and benefits paid	(7)	(6)
Net accrued (prepaid) benefit cost at 31.12	**(216)**	**170**
Of which changes in pension plan scheme (note 10)	116	131
Of which net pension plan assets (note 10)	100	39

Assumptions as of 31 December, see note 7 in the consolidated financial statements for the Group

in NOK millions	2003	2002
Components of net periodic benefits costs		
Service cost	47	29
Interest cost	24	24
Expected return on plan assets	(21)	(20)
Amortization of prior service costs	13	13
Amortization of actuarial gains and losses	13	4
Social security tax	11	6
Net periodic benefit costs	**87**	**56**
Contribution plan costs	-	2
Total pension costs charged to the year's result	**87**	**58**

[1] The increase in unrecognized actuarial gain and losses in 2003 was related to changes in assumptions for 2003, of which the decrease in the discount rate contributed most. Unrecognized prior service costs and net actuarial losses from earlier years arose mainly from transferring employees from other Telenor companies in the years 2002 and 2001. The change in scheme (unrecognized prior service costs) is related to implementation of the early retirement scheme (AFP scheme) as of 1 January 1997, for wholly owned subsidiaries. The implementation effect is expensed over the estimated remaining service period. Change in scheme that is not expensed as of 31 December 2002, amounted to NOK 116 million. This amount is included in financial assets, see note 8 below.

[2] Transfer of business was mainly related to transferring from Telenor Communication AS (now Telenor Eiendom Holding AS) to Telenor ASA, which have increased benefit obligations, plan assets, net actuarial loss and amortization of acturial losses.

4. OTHER OPERATING EXPENSES

in NOK millions	2003	2002	2001
Cost of premises, vehicles, office equipment etc.	44	56	13
Operation and maintenance	87	47	14
Travel and travel allowances	14	38	24
Marketing, representation and sales commission	25	33	17
Consultancy fees and rent of personnel	524	326	276
Workforce reductions	-	27	-
Bad debt	12	18	-
Other	86	126	37
Total other operating expenses	**792**	**671**	**381**
Of which internal within Group companies	418	195	152

The increase in operation and maintenance are mainly caused by increase activity in the Group projects.

The increase in consultancy fees is related to internally purchase of services, as research and development and serving our international operations.

5. LOSSES ON DISPOSAL OF OPERATIONS

Losses on disposal of operations in 2002 were mainly related to the simultaneous liquidation of Nye Telenor Communications I AS, and Digifone Holding AS, see note 7 below. In connection with the liquidations a deferred tax asset arose, recorded as tax income, which more than compensated for the liquidation loss.

6. FINANCIAL INCOME AND EXPENSES

in NOK millions	2003	2002	2001
Interest income from Group companies	4,538	3,614	1,301
Group contribution from Group companies [1]	2,000	(66)	16,336
Total financial income	**6,538**	**3,548**	**17,637**
Interest expenses external	(1,179)	(923)	-
Other financial expenses	(3)	(8)	-
Interest expenses to Group companies	(1,039)	(661)	-
Write-downs and reversal of previous write-downs [2]	3,127	(5,863)	(11,705)
Total financial expenses	**906**	**(7,455)**	**(11,705)**
Net foreign gains	(934)	457	-
Net gains (losses) on financial assets	(1)	(44)	22
Total Financial income and expenses	**6,508**	**(3,494)**	**5,954**

[1] Negative Group contribution 2002 was an adjustment of Group contribution received for 2001.

[2] In 2003 we reversed a large part of the write-downs made in 2002, as a consequence of increase in values. Write-downs of the values of Telenor ASAs investments in subsidiaries were performed in 2002 to better reflect the values in the consolidated accounts. Group contribution distributed (net after taxes) had initially increased the book values of subsidiaries. The book values were written down in 2001 as the Group contributions in 2001 and 2000 were distributed to cover losses in the relevant subsidiaries.

7. TAXES

in NOK millions	2003	2002	2001
Profit before taxes in Norway	**5,885**	**(5,276)**	**10,847**
Current taxes in Norway	(18)	3	4,941
Deferred taxes in Norway	788	(2,653)	6
Total income tax expense (income)	**770**	**(2,650)**	**4,947**

in NOK millions	2003	2002	2001
Effective tax rate			
Expected income taxes according to statutory tax rate (28 %)	1,648	(1,477)	3,037
Non-taxable income	(869)	-	(1,368)
Non-deductable expenses	9	1,667	3,278
Liquidation of Nye Telenor Communications I AS	-	(2,843)	-
Insufficient taxes calculated earlier years	(18)	3	-
Tax expense (income)	**770**	**(2,650)**	**4,947**
Effective tax rate in %	**13.1%**	**N/A**	**45.6%**

Deferred taxes

in NOK millions	Assets 2003	Liabilities 2003	Assets 2002	Liabilities 2002
Long-term assets	8	(46)	14	(3)
Current assets	4	-	-	-
Long-term liabilities	-	(218)	-	(678)
Short-term liabilities	4	-	10	-
Tax losses carried forward	1,724	-	2,922	-
Deferred taxes	**1,740**	**(264)**	**2,946**	**(681)**
Valuation allowances	-	-	-	-
Net deferred taxes	**1,476**	-	**2,265**	-

Tax losses carried forward as of 31 December 2003, were NOK 6,158 million, and expire in nine years. No deferred tax asset was calculated on the reversal of write-downs of investments in subsidiaries in 2003. It is expected that Group contributions in future years will entail utilization of tax losses carried forward in Telenor ASA, and is therefore reported as a deferred tax asset in the financial statements.

In 2002, operations were transferred to Telenor ASA with a deferred tax liability in the balance sheet in the amount of NOK 388 million. This was mainly related to unrealized exchange gains on long-term liabilities in Telenor Finans. In 2002 a tax loss of approximately NOK 11.5 billion corresponding to a deferred tax asset of approximately NOK 3.2 billion, was realized in connection with the liquidation of Nye Telenor Communication I AS and Digifone Holding AS, see note 13 to the consolidated financial statements. In 2002 an accounting loss before taxes on the same shares of NOK 1.3 billions also was realized. In 2002, no Group contributions have been provided to Telenor ASA to cover the tax loss, as taxable income in subsidiaries in the tax Group in Norway have been utilized to cover tax losses in other subsidiaries in the tax Group.

No deferred tax was calculated on write-downs of investment in subsidiaries in 2002 and 2001.

In 2001, income of NOK 4,885 million was not taxable, mainly related to the gain on the sale of Telenor Media.

8. INTANGIBLE ASSETS

Intangible assets are related to UMTS, GSM licenses and investments in common economy systems in the Group.

in NOK millions	Book value 01.01.03	*Net addition/* disposals 2003	*Amortizations* and write-downs 2003	Book value 31.12.03
Licenses	205		(19)	186
Other	16	59	(17)	58
Total	**221**	**59**	**(36)**	**244**

9. TANGIBLE ASSETS

in NOK millions	Book value 01.01.03	Net addition/ disposals 2003	Amortizations and write-downs 2003	Book value 31.12.03
Computer equipment	27	(1)	(14)	12
Other	3	14	(5)	12
Total	**30**	**13**	**(19)**	**24**

10. FINANCIAL ASSETS

in NOK millions	2003	2002
Shares in subsidiaries [1]	22,397	15,714
Receivables on associated companies [2]	1,342	440
Interest-bearing receivables on Group companies [3]	56,482	69,079
Other long-term shares and other investments	125	90
Changes in pension plan scheme	116	131
Net plan assets	100	39
Other receivables	-	2
Total financial assets	**80,562**	**85,495**

[1] See note 14.

[2] Receivables on associated companies and joint ventures at 31 December 2003 was mainly interest bearing loans to Bravida (NOK 477 million) and Sonofon (NOK 823 million).

[3] Interest-bearing receivables on Group companies are loans from Telenor Finans.

11. INTEREST-BEARING LIABILITIES

in NOK millions	2003	2002
Short-term interest-bearing liabilities to Group companies	20,067	24,499
Drawing on Group bank account	-	1,081
Other short-term interest-bearing liabilities	1	3
Total short-term interest-bearing liabilities	**20,068**	**25,583**
Long-term interest-bearing liabilities	19,535	21,470
Total interest-bearing liabilities	**39,603**	**47,053**

[1] Long-term interest-bearing liabilities are mainly external. See note 20 to the consolidated financial statements.

12. SHORT-TERM NON-INTEREST-BEARING LIABILITIES

in NOK millions	2003	2002
Accounts payable	41	10
Government taxes, tax deductions etc.	33	45
Dividends payable	1,776	799
Accrued expenses	462	540
Current taxes	-	-
Liabilities to Group companies	182	160
Group contribution	-	190
Other liabilities	202	177
Total short-term non-interest-bearing liabilities	**2,696**	**1,921**

13. GUARANTEE LIABILITIES

in NOK millions	2003	2002
Guarantee liabilities	4,155	6,934

The table does not include purchased bank guarantees or guarantees where the corresponding liabilities are recorded in the company's balance sheet. At 31 December 2003 and 2002 guarantees of NOK 7,165 million and NOK 4,293 million related to Cross Boarder QTE Lease agreements were not included in the table above, see note 23 to the financial statements of the Group.

The decrease in guarantee liabilities in Telenor ASA in 2003 compared to 2002 are mainly related to a provided guarantees for NOK 2.458 million in 2002 in connection with a tax claim. In 2003 the guarantee was reduced to NOK 253 million when Telenor ASA choosed to pay the claim, exclusive accrued interest rate, instead of pursue the guarantee, see note 23 in the financial statement of the Group. Reference is made to note 23 in the consolidated financial statements for the Group regarding guarantee liabilities for Bravida with NOK 854 million and Intelsat with NOK 781 million. Telenor ASA has submitted guarantees of NOK 1,508 million for the satellite-leases Thor II and Thor III, including termination fees of NOK 271 million. The leasing agreements end in 2008 and 2010. The leasing liability as of 31 December 2003 was recorded in subsidiaries NOK 1,004 million. Telenor ASA has submitted guarantees, limited up to NOK 455 million for financial leasing liabilities in Canal Digital. These leasing agreements end in the period of 2004–2007. In 2000, a fulfillment guarantee for deliveries between subsidiaries of NOK 162 million was provided. The guarantee ends in 2007. Furthermore, fulfillment guarantees of approximately NOK 142 million for deliveries and payments by subsidiaries to external parties have been provided.

14. SHARES IN SUBSIDIARIES AT 31 DECEMBER 2003

The table below sets forth Telenor ASA's ownership interest in its subsidiaries. These subsidiaries will mainly be holding companies and their directly owned subsidiaries. Several of the subsidiaries named in the second part, own shares in other subsidiaries as described in their respective annual reports.

in NOK thousands	Office	Share owned in %	Book value
Telenor Networks Holding AS	Norway	100.0	1,268,207
Telenor International Centre AS	Norway	100.0	100
Telenor Management Partner AS	Norway	100.0	20,000
Telenor Intercom Holding AS	Norway	100.0	1,278,992
Telenor Key Partner AS	Norway	100.0	19,000
Telenor Communication II AS	Norway	100.0	192,000
Telenor Satellite Mobile Holding AS	Norway	100.0	262,086
Telenor Mobile Holding AS	Norway	100.0	7,352,200
Telenor Satellite Networks Holding AS	Norway	100.0	246,579
Telenor Satellite Networks Holding II AS	Norway	100.0	-
Itworks Holding AS	Norway	100.0	-
Telenor Installasjon Holding AS	Norway	100.0	308,767
Telenor Business Solutions Holding AS	Norway	100.0	1,502,853
Dansk Mobil Holding II AS	Norway	100.0	-
Telenor Inma Holding AS	Norway	100.0	110
Telenor Business Partner Invest AS	Norway	100.0	1,150,376
Telenor Teleservice Holding AS	Norway	100.0	27,452
Telenor Broadcast Holding AS	Norway	100.0	4,607,362
Telenor Eiendom Holding AS	Norway	100.0	4, 159,523
Telenor KB AS	Norway	100.0	100
Telenor Norge AS	Norway	100,0	1,020
TOTAL			**22,396,727**

Shares in subsidiaries owned through subsidiaries

	Office	Share owned in %
Telenor Networks Holding AS		
Telefonselskapet AS	Norway	100.0
Telenor Global Services AS	Norway	100.0
Telenor Svalbard AS	Norway	100.0
Telenor Privat AS	Norway	100.0
Telenor Telecom Solutions AS	Norway	100.0
Telenor International Centre AS		
Telenor Magyarorszag KFT	Hungary	99.3
Telenor Russia AS	Norway	100.0
Telenor Intercom Holding AS		
Nye Telenor Mobile Communications I AS	Norway	100.0
Telenor Communication II AS		
Transacty Slovakia j.s.c	Slovakia	65,6
Digitania RT	Hungary	99.99
Digitania Czech Republic a.s.	Czech	100.0
Telenor Satellite Services AB	Sweden	100.0
Argos Take Care of It S.A	Morocco	99.9
TTYL AS	Norway	100.0
Telenor Venture III AS	Norway	100.0
Telenor Forsikring AS	Norway	100.0
Telenor Venture II ASA	Norway	50.1
Telenor Kapitalforvaltning ASA	Norway	100.0
Telenor Irland AB	Sweden	100.0
Smartcash AS	Norway	100.0
Gintel AS	Norway	60.0
Telenor Satellite Mobile Holding AS		
Telenor Satellite Services AS	Norway	100.0
Telenor Mobil Holding AS		
Nye Telenor Mobile Communications III AS	Norway	100.0
Telenor Mobile Communications AS	Norway	100.0
Telenor East Invest AS	Norway	100.0
Telenor Mobile Sverige AS	Norway	100.0
Telenor Greece AS	Norway	100.0
Nye Telenor Mobile Communications II AS	Norway	100.0
Telenor Mobil AS	Norway	100.0
Wireless Mobile International AS	Norway	100.0
Telenor Mobile Interactive USA AS	Norway	100.0
Commit AS	Norway	100,0
MobilData Kjeden AS	Norway	100,0
Telenor Telehuset AS	Norway	100,0
Mapsolutions AS	Norway	100,0
OYO AS	Norway	100,0
Telenor Satellite Networks Holding AS		
Telenor Satellite Networks AS	Norway	100.0

(cont.)	Office	Share owned in %
Telenor Business Solutions Holding AS		
Telenor Business Solutions AS	Norway	100.0
Telenor Bedrift AS	Norway	100.0
Nextra Russia Invest AS	Norway	100.0
IT Drift AS	Norway	100.0
TBS Infrastructure AB	Sweden	100.0
Nye Telenor East Invest AS	Norway	100.0
Infonet Telecom AS	Norway	80.0
Nextra Active AS	Norway	100.0
Nextra Messaging AS	Norway	100.0
Dansk Mobil Holding II AS		
Dansk Mobil Holding AS	Norway	100.0
Telenor Inma Holding AS		
Telenor Inma AS	Norway	100.0
Telenor Business Partner Invest AS		
EDB Business Partner ASA	Norway	51.8
Telenor Teleservice Holding AS		
Telenor Teleservice AS	Norway	100.0
Telenor Broadcast Holding AS		
Telenor UK Ltd.	Great Britain	100.0
Telenor Bulgaria o.o.d.	Bulgaria	100.0
Telenor Satellite Broadcasting AS	Norway	100.0
Telenor Plus AB	Sweden	100.0
Canal Digital AS	Norway	100.0
Nordic Satellite Distribution AS	Norway	100.0
Canal Digital Kabel TV AS	Norway	100.0
Telenor CTV AS	Norway	100.0
Norkring AS	Norway	100.0
Telenor Vision International AB	Sweden	100.0
Telenor Satellite Services 2 AS	Norway	100.0
Pecheur AS	Norway	100.0
ICanal AS	Norway	100.0
ABC Startsiden AS	Norway	83.0
Conax AS	Norway	90.0
Salsamedia AS	Norway	85.0
Telenor Internett AS	Norway	100.0
Telenor Online AS	Norway	100.0
Frisurf AS	Norway	100.0
Telenor Direkte AS	Norway	100.0
Nordic Satellite Broadcasting S.A.	Luxembourg	100.0

(cont.)	Office	Share owned in %
Telenor Eiendom Holding AS		
Telenor Eiendom Fornebu Kvartal 1 AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 2 AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 3 AS	Norway	100.0
Telenor Eiendom Fornebu Kvartal 4 AS	Norway	100.0
Telenor Eiendom Drift AS	Norway	100.0
Telenor Eiendom Fornebu Fjordpark Syd AS	Norway	100.0
Telenor Eiendom Fornebu Fjordpark Nord AS	Norway	100.0
Telenor Eiendom Midt-Norge AS	Norway	100.0
Telenor Eiendom Hareløkken AS	Norway	100.0
Telenor Eiendom Sør AS	Norway	100.0
Telenor Eiendom Vest AS	Norway	100.0
Telenor Hellas SA	Greece	99.0

To the Annual Shareholders' Meeting of
Telenor ASA

AUDITOR'S REPORT FOR 2003

We have audited the annual financial statements of Telenor ASA as of 31 December 2003, showing a profit of NOK 5,115 million for the parent company and a profit of NOK 5,050 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

- the financial statements, included on pages 76–140, have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information in the Directors' report, included on pages 40–47, concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and comply with law and regulations.

Oslo, 25 March 2004
ERNST & YOUNG AS

Olve Gravråk (sign.)
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

STATEMENT FROM THE CORPORATE ASSEMBLY OF TELENOR

The Corporate Assembly of Telenor ASA decided 1 April 2004 the following:

The Corporate Assembly recommends that the General Meeting approves the Board of Directors proposed profit and loss statement and balance sheet for Telenor ASA and for the Group for 2003, and recommended that the General Meeting approves the suggested appropriation of the net income for the year 2003.

GLOSSARY

ADR program: American Depositary Receipts program; an ADR program is characterized by a company signing an agreement with a bank for the depositing of the company's shares in the bank. In the USA, it is ADR securities that are traded, not shares.

ADSL: Asymmetrical Digital Subscriber Line; method of transmission that uses existing copper cable networks for services that require a higher capacity in one direction than the other, e.g. video on demand.

AMPS: Advance Mobile Phone Service; the original standard specification for analog mobile networks, AMPS divides a geographic area into cells in order to optimize the use of a limited number of frequencies.

ARPU: Average Revenue Per User; average revenue a service provider has per GSM subscription.

Broadband: transmission capacity with sufficient broadband to transmit, for example, voice, data and video simultaneously.

CPA: Content Provider Access; enables content providers to charge users for content services supplied to them via a mobile operator's customers, where the mobile operator handles all end-user invoicing.

D-AMPS: Digital Advanced Mobile Phone Service (also known as the IS-136 TDMA standard); a further development of the AMPS standard, comparable to GSM.

EDGE: Enhanced Data rates for GSM Evolution – GSM network upgrade that allows for considerably higher bandwidth and data transmission speeds of up to 144 kbps.

EBITDA: Earnings before interest, taxes, depreciations and amortization.

GPRS: General Packet Radio Services; packet switch service that transfers data as packets, each with its own address.

GSM: Global System for Mobile communications; common European standard for digital mobile telephone systems.

ICT: Information and Communications Technology.

IP: Internet Protocol; the protocol (standard) that the Internet is based on.

ISDN: Integrated Services Digital Network; term for digital networks that integrate a number of different services – voice, text, data and images.

MMS: Multimedia Messaging Service; a standard that enables the transfer of formatted text, and live pictures and sound, to and from mobile telephones.

MVNO: Mobile Virtual Network Operators; are mobile operators without physical network infrastructure, possessing all systems necessary to provide combined services and roaming to other network operators. May offer subscriptions (SIM-cards) and services to end users.

PSTN: Public Switched Telephone Network; term for the regular, analog telecoms network.

RISK: adjustment of original cost of shares by taxed profits. The taxable cost price on the purchase of shares is adjusted with retained and taxed profit in the company. This is used to avoid double taxation on the added value.

SMS: Short Messaging Service; the text message system in GSM.

UMTS: Universal Mobile Telecommunications System; term for the third generation mobile network.

US GAAP: United States Generally Accepted Accounting Principles

VPN: Virtual Private Network; service for corporate communication where geographically spread organizations with private exchanges and Centrex solutions are linked together in one corporate network via switched connections in the public telecoms network.

WLAN: Wireless Local Area Network; a LAN (Local Area Network) that is linked by means of wireless technology.

ELECTED OFFICERS AND MANAGEMENT

CORPORATE ASSEMBLY
Members elected by the shareholders

Chairman Mona Røkke, Tønsberg
Vice-chairman Randi Braathe, Rygge
Bjørg Simonsen, Mo
Jostein Devold, Kristiansand
Rune Selmar, Oppegård
Hans Olav Karde, Tromsø
Jan Erik Korssjøen, Kongsberg
Nils-Edvard Olsen, Kirkenes
Signe Marie Jore Ritterberg, Oslo
Jørgen Ole Haslestad, Germany

Shareholder-elected alternates
Inger-Grethe Solstad, Stavanger (1. alternate)
Stener Lium, Ranheim (2. alternate)
Siri Pettersen Strandenæs (3. alternate)

Members elected by the employees
Berit Kopren, Stavanger
Jan Riddervold, Lillehammer
Astri Skare, Bergen
Stein Erik Olsen, Bergen
Arne Jenssen, Trondheim

Alternates elected by the employees
Erling Hjertnes, Bergen
Esther M. Strømme, Oslo
Francisco M. Rasmijn, Nesoddtangen
Ragnhild Holm, Bardu

Observers for the employees
Grethe Elin Henriksen, Oslo
Brit Østby Fredriksen, Drøbak

THE BOARD OF DIRECTORS
Members elected by the shareholders

Board chairman Thorleif Enger, Oslo
Vice-chairman Bjørg Ven, Oslo
Hanne de Mora, Switzerland
Einar Førde, Oslo
Jørgen Lindegaard, Copenhagen
Liselott Kilaas, Oslo
John Giverholt, Asker

Members elected by the employees
Harald Stavn, Kongsberg
Per Gunnar Salomonsen, Skien
Irma Tystad, Trysil

Alternates elected by the employees
Ragnhild Laura Hundere, Sel
Marianne Losnegaard Jensen, Oslo
Ragnhild Broen, Trondheim
Roger Rønning, Skotterud
Helge Enger, Brandval
Hjørdis Henriksen, Sortland

GROUP MANAGEMENT

President and Chief Executive Officer
Jon Fredrik Baksaas

Senior Executive Vice President and CEO of Telenor Mobile
Arve Johansen

Senior Executive Vice President and Chief Financial Officer
Torstein Moland

Executive Vice President and Chief Technical Officer
Berit Svendsen

Executive Vice President and CEO of Telenor Nordic
Jan Edvard Thygesen

Executive Vice President and CEO of Telenor Networks
Åsmund Løset

Executive Vice President and CEO of Telenor Norge
Morten Karlsen Sørby

Executive Vice President and CEO of Telenor Broadcast
Stig Eide Sivertsen

ANNUAL REPORTS ON THE WEB
Telenor's annual reports since 1994 are published on the Group website. www.telenor.com/ir/annual_reports

SOCIAL REPORT
Telenor's corporate social responsibility, including goals, actions and results, is described in a separate section on Telenor's Internet site.www.telenor.com/csr

FINANCIAL CALENDAR

5 May	Q1 results 2004
6 May	Annual General Meeting
23 July	Q2 results 2004
27 October	Q3 results 2004

Telenor ASA
N-1331 Fornebu, Norway
Telephone: +47 [illegible] 00 00

Investor Relations:
Tel: +47 67 [illegible] 24 70

e-mail: ir@telenor.com